Form 20-F
period 2025-03-31
Waton Financial Ltd
filed 2025-07-24
CIK 1987363

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from         to

Commission file number: 001-42573

Waton Financial Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Suites 3605-06, 36th Floor

Tower 6, The Gateway

Harbour City, Tsim Sha Tsui

Kowloon, Hong Kong

 (Address of principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Ordinary Shares	WTF	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 48,237,472 ordinary shares, no par value per share, were issued and outstanding as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large-accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large-accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large-accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AI” are to artificial intelligence;

●	“APP” are to a mobile application;

●
“Broker Cloud solutions” are to a combination of software licensing and related support services (as defined below), securities brokerage services, margin financing services (as defined below) and other related services provided to securities brokers, where securities brokers are provided with a perpetual on-premise licensed trading platform APP with related support services, and the front-, middle- and back-office operation functions and securities trading function where such securities trading orders can be cleared and settled through WSI;

●	“BVI Companies Act” are to BVI Business Companies Act, 2004 as amended from time to time;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and Taiwan, for the purposes of this annual report only;

●
“Company”, “we”, “us”, or “our” are to Waton Financial Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and when describing the financial results of Waton Financial Limited, also includes its consolidated subsidiaries, unless the context otherwise indicates;

●	“fintech” are to financial technology;

●	“Group” are to the Company and our subsidiaries, collectively;

●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“HKSFC” are to the Securities and Future Commission of Hong Kong;

●	“HKSFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●
“mainland China” or “Mainland China” are to the mainland of the People’s Republic of China, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only; the term “Mainland Chinese” has a correlative meaning for the purpose of this annual report;

●
“margin financing services” are to the margin loans provided by WSI to its customers for their purchase of securities on the secondary market or for their subscription to shares offered under initial public offerings;

●	“Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association of the Company, as may be further amended from time to time;

●	“our subsidiaries” are to the Company’s subsidiaries, the financial statements of which are consolidated in the financial statements of the Company;

●	“PRC government”, “PRC governmental authority” or “PRC governmental authorities” are to the government and governmental authorities of mainland China, for the purposes of this annual report only;

●	“PRC laws” or “PRC laws and regulations” are to the laws and regulations of mainland China, for the purposes of this annual report only;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Waton Financial Limited, with no par value per share;

●
“software licensing (including subscription based) and related support services” are to a range of fintech services, including, but not limited to, the licensing and Software-as-a-Service (“SaaS”) based delivery of a trading platform APP with securities trading, clearing and settlement functions and the front-, middle- and back-office operation functions, optional cloud-based maintenance and support services, unspecified updates and enhancements, and related support services provided by WSI or WTI to securities brokers and securities-related financial institutions;

●	“US$”, “$”, “U.S. dollars” and “USD” are to the legal currency of the United States;

●
“WSI” are to our wholly-owned subsidiary, Waton Securities International Limited, a limited liability company incorporated in Hong Kong on April 28, 1989, formerly known as WATON SECURITIES (INTERNATIONAL) LIMITED from November 17, 2022 to November 30, 2022, HUATONG SECURITIES INT’L LIMITED  from August 9, 2022 to November 16, 2022, INFAST BROKERAGE LIMITED from June 20, 1990 to August 8, 2022, and JONESHORN LIMITED from April 28, 1989 to June 19, 1990; and

●	“WTI” are to our wholly-owned subsidiary, Waton Technology International Limited, a limited liability company incorporated in Hong Kong on February 24, 2023.

This annual report on Form 20-F includes our audited consolidated balance sheets as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2025.  In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Hong Kong dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Part I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as our subsidiaries’, at any time, which could result in a material change in our subsidiaries’ operations and/or the value of our Ordinary Shares. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

We are a British Virgin Islands holding company and we mainly conduct our operations in Hong Kong through our subsidiaries. Although our subsidiaries’ customers include a minimal portion of Mainland China nationals, our subsidiaries do not have operations in Mainland China or are not regulated by any regulator in Mainland China as of the date of this annual report. Hong Kong is a special administrative region of the PRC and, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong. However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainties with respect to the implementation of the PRC laws and regulations to Hong Kong. The PRC government may intervene or influence the operations in Mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material change to our subsidiaries’ operations and/or the value of our Ordinary Shares. In the event that we or our subsidiaries were to become subject to the PRC laws and regulations, it is possible that all the legal and operational risks associated with being based in and having operations in the PRC, may also apply to the operations in Hong Kong in the future. We face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our subsidiaries and us.

As of the date of this annual report, we have no operations in Mainland China and as a Hong Kong-based issuer, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers. However, we cannot assure you that the oversight and control will not be extended to companies operating in Hong Kong such as our subsidiaries in Hong Kong and the PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers, and if we were to be subject to such oversight and control, it may limit, or even completely hinder, our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Our financial condition, results of operations, the value of our Ordinary Shares and/or our ability to continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and our subsidiaries.

Our subsidiaries have no operations in Mainland China, as of the date of this annual report. While our principal executive office is located, and our subsidiaries’ business substantively operates, in Hong Kong, a special administrative region of China, a minimal portion of customers of WSI are Mainland Chinese nationals in Mainland China. There is no guarantee that if certain existing or future PRC laws become applicable to us and our subsidiaries, they will not have a material adverse impact on the business of our subsidiaries in Hong Kong, our financial condition and results of operations and/or our ability to continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and are applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs, as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and, thus, they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation may be revised from time to time. To the extent any PRC laws and regulations become applicable to us and our subsidiaries, we and our subsidiaries may be subject to the risks associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, which could materially and adversely affect our financial condition and results of operations.

We and our subsidiaries face uncertainties arising from the possible revision regarding the interpretation and implementation of current and any future PRC laws and regulations related to part of our subsidiaries’ business operations.

As a minimal portion of our subsidiaries’ customers are mainland China nationals, business operations related to such customers may be subject to certain PRC laws and regulations. The legal system in Mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in Mainland China are quickly evolving and may be revised from time to time. These revisions could affect our subsidiaries’ business operations related to customers from Mainland China. In addition, we and our subsidiaries cannot predict the effect of future developments in the legal system of Mainland China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof.

New laws and regulations may be enacted from time to time and there may be substantial revisions regarding the interpretation and implementation of current and any future PRC laws and regulations with little advance notice. In particular, the PRC governmental authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as privacy and data protection, and other matters, which may affect our subsidiaries’ business operations relating to customers from Mainland China. If these laws, regulations, rules and guidelines are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with them in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed to be illegal by the PRC governmental authorities and may become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.

If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected.

We and our subsidiaries may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict the activities of our subsidiaries in Hong Kong and require us and our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and our subsidiaries to proceedings against such entity(ies), damage our and our subsidiaries’ reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations. As the laws and regulations related to cybersecurity, data privacy, and data protection in Mainland China where our subsidiaries do not have operations are relatively new and evolving, it is still unclear if we and our subsidiaries may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, except as described below, (i) neither we nor any of our subsidiaries own or control, directly or indirectly, any domestic assets, interests or domestic operating entities in Mainland China, and (ii) neither we nor any of our subsidiaries have conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we believe that the Data Security Law is not applicable to us and our subsidiaries.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of Mainland China but also to personal information processing activities outside the Mainland China for the purpose of offering products or services to domestic natural persons in the territory of Mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. We cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If these laws are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with such laws in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed to be illegal by the PRC governmental authorities and may become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this annual report, neither we nor our subsidiaries have received any formal notice from any PRC cybersecurity regulator identifying us or our subsidiaries as a “critical information infrastructure operator” or requiring any ex-ante security assessment and evaluation of cross-border data transfer and our subsidiaries have processed far less than one million users’ personal information. From January 1, 2022 and up to the date of this annual report, our subsidiaries have made outbound transfers of no more than one hundred thousand users’ personal information and no more than ten thousand users’ sensitive personal information cumulatively.

However, given the recent issuance of the above PRC laws and regulations related to cybersecurity and data privacy, the interpretation and implementation of these laws and regulations may be subject to revisions and we cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.

If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities in connection with our future offerings under the PRC laws, we may be fined or subject to other sanctions.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in Mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in Mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in Mainland China; and (ii) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Mainland Chinese nationals or domiciled in Mainland China.

The supporting guidelines further interpret that even if the issuer does not meet the above recognition criteria, but submits an application for issuance and listing in the overseas market in accordance with the relevant regulations applicable to non-domestic/regional issuers, and the risk factors disclosed in accordance with regulations are mainly related to the Mainland China market, the issuer should follow the principle of “substance over form” to confirm whether the issuer has to complete the filing procedures with the CSRC. Our counsel as to PRC laws, Global Law Office, advised us that we were not subject to the filing requirements under the supporting guidelines for our initial public offering completed in April 2025. However, given the current PRC regulatory environment, it is uncertain whether we or our subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals.

As the Trial Measures and the supporting guidelines are newly published, we cannot rule out the possibility that CSRC may promulgate new guidance or rules with respect to the implementation and interpretation of the principle of “substance over form.” Therefore, we cannot assure you that our initial public offering, any future offering of Ordinary Shares and our continued listing will not be deemed to be an “indirect overseas offering and listing by companies in Mainland China” and subject to the filing procedures in the future. If our initial public offering, any future offering and continued listing is deemed to be an “indirect overseas offering and listing by a company in Mainland China” under the Trial Measures and/or its further interpretation, we may need to complete the filing procedures for our initial public offering, our future offering and continued listing, retrospectively. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

The Cybersecurity Review Measures, which was jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 require that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange.

As of the date of this annual report, neither we nor our subsidiaries maintain any office or personnel in Mainland China. Our counsel as to PRC laws, Global Law Office, has advised us that, as of the date of this annual report, neither we nor our subsidiaries are required to apply for cybersecurity review for our public offerings on a foreign stock exchange, because (i) neither we nor our subsidiaries own or control, directly or indirectly, any domestic assets, interests or domestic operating entities in Mainland China, our subsidiaries’ major business operations are located in Hong Kong, and neither we nor our subsidiaries maintain any office or personnel in Mainland China; (ii) our data processing activities are solely carried out by our subsidiaries outside of Mainland China for the purpose of offering services in Hong Kong and other jurisdictions outside of Mainland China; (iii) a minimal proportion of our subsidiaries’ customers are in the Mainland China and neither we nor our subsidiaries control more than one millions users’ personal information as of the date of this annual report; (iv) neither we nor our subsidiaries own any critical information infrastructure, as of the date of this annual report, neither we nor our subsidiaries have received any notice of identifying us or our subsidiaries as critical information infrastructure from any relevant PRC governmental authorities; (v) our subsidiaries’ operations do not affect national security; and (vi) neither we nor our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review. However, regulatory requirements on cybersecurity and data security in the Mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as our counsel as to PRC laws. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

Since these statements and regulatory actions are new, we cannot rule out the possibility that PRC governmental authorities may promulgate new guidance or rules in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. If we are required to obtain approval or filings from any governmental authorities, including the CAC and/or the CSRC, in connection with the continued listing of our securities on a stock exchange outside of Hong Kong or Mainland China, it is uncertain how long it will take for us to obtain such approval or complete such filing, and, even if we obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or Mainland China may subject us and our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and the ability to conduct the business of our subsidiaries in Hong Kong, our and our subsidiaries’ ability to invest into Mainland China as foreign investments or accept foreign investments, or our ability to continue to list on Nasdaq may be restricted, and the business of our subsidiaries in Hong Kong, and our reputation, financial condition, and results of operations may be materially and adversely affected. Additionally, these risks could result in a material adverse change to the value of our Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.

The enactment of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of Hong Kong, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiaries’ operations, and our financial position and results of operations could be materially and adversely affected.

There are political risks associated with conducting business in Hong Kong.

Our subsidiaries’ substantial operations are in Hong Kong. Accordingly, their business operations and our financial condition will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect us and our subsidiaries. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our subsidiaries’ business, and our results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our substantial operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and U.S. President Trump signed an executive order and the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., Mainland China and Hong Kong, which could potentially harm our subsidiaries’ business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Risks Related to Our Subsidiaries’ Business and Industry

Our historical growth rates may not be indicative of our future growth.

Our total revenues decreased by approximately 25.9% from approximately US$10.1 million in the fiscal year ended March 31, 2024 to approximately US$7.4 million in the fiscal year ended March 31, 2025. Our total revenues increased by approximately 75.2% from approximately US$5.7 million in the fiscal year ended March 31, 2023 to approximately US$10.1 million in the fiscal year ended March 31, 2024. Approximately 64.2%, 39.5% and 81.5% of the total revenues for the fiscal years ended March 31, 2025, 2024 and 2023, respectively, were derived from WGI, a related party of the Company. Our net loss was approximately US$12.0 million for the fiscal year ended March 31, 2025, compared to net income of approximately US$2.5 million and net income of approximately US$3.1 million for the fiscal year ended March 31, 2024 and 2023, respectively. However, our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. We cannot assure you that we will grow at the same rate as we have in the past. If our growth rate declines, investors’ perceptions of our subsidiaries’ business and business prospects may be adversely affected and the market price of the Ordinary Shares could decline. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with limited operating histories in a quickly evolving industry may encounter.

We and our subsidiaries may not be able to manage their expansion effectively. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Our Growth Strategies” in this annual report. Continuous expansion may increase the complexity of the business of our subsidiaries and place a strain on our subsidiaries’ management, operations, technical systems, financial resources and internal control functions. Our current and planned personnel, systems, resources and controls may not be adequate to support and effectively manage our future operations. Our subsidiaries upgrade our systems from time to time to cater to the need of launching new services and executing increasing trading volume, and the process of upgrading our current systems may disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to the business of our subsidiaries.

Our entrepreneurial and collaborative culture is important to us and our subsidiaries, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture to meet the needs of our future and evolving operations as we continue to grow. In addition, our ability to maintain our culture as a public company, with changes in policies, practices, corporate governance and management requirements, may be challenging. Failure to maintain our culture could have a material adverse effect on the business of our subsidiaries.

Our subsidiaries’ limited operating history with regards to software licensing (including subscription based) and related support services may not provide an adequate basis to judge our future prospects and results of operations.

WSI started to develop the provision of software licensing (including subscription based) and related support services in April 2021 and we started to recognize revenues from such services in the fiscal year ended March 31, 2023. Software licensing (including subscription based) and related support services accounted for approximately 24.2%, 13.7% and 60.1% of our total revenues in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. We cannot assure you that our results of operations will not be adversely affected for any future period. Our subsidiaries’ limited operating history with regards to software licensing (including subscription based) and related support services makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In particular, there is no assurance that the software licensing (including subscription based) and related support services will be able to achieve growth or maintain long-term viability as a business in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong. Further, our subsidiaries’ limited operating history with regards to software licensing (including subscription based) and related support services may make it difficult to evaluate other risks and challenges we and our subsidiaries may encounter in the future. If we and our subsidiaries fail to address the risks and difficulties we and our subsidiaries face, including those associated with those described elsewhere in this “Risk Factors” section, the business of our subsidiaries, and our financial condition and results of operations could be adversely affected.

Revenues from our bond distribution business are generated on a project-by-project basis and thus our profitability may be adversely affected if WSI is unable to secure engagements at levels or on comparable commission income similar to those in the fiscal year ended March 31.

WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024, in return for commission income. The revenues generated from our provision of bond distribution services in the fiscal years ended March 31, 2025, 2024 and 2023 amounted to approximately US$1.3 million, US$5.8 million, and nil, respectively, representing approximately 17.7%, 58% and 0% of our total revenues for the corresponding years, respectively. The bond distribution business of WSI has a limited operating history and WSI is engaged to provide bond distribution services on a project-by-project basis, and the financial performance in this business segment may be affected by, among other things, demand for such services, WSI’s capacity to undertake new projects, the number and size of offerings and issuance in the debt capital markets in Hong Kong or Macau as well as other external factors which may be outside our control. In particular, demand for bond distribution services may be materially affected by prevailing market conditions, as prospective bond issuers may determine to delay, terminate, scale-back or relocate their fund-raising plans and/or activities in the event investment sentiment and appetite are stemmed by adverse, unfavorable or uncertain market conditions. Additionally, there is no guarantee that WSI’s existing bond issuer customers will provide WSI with new bond distribution opportunities or that WSI will be able to secure new bond issuer customers. Our financial results may be materially and adversely affected if we are unable to secure new bond distribution engagements in the future at the levels similar to those in the fiscal years ended March 31, 2025 and 2024.

Further, the terms of WSI’s bond distribution engagements are determined between each of the customers and WSI on a case-by-case basis after arm’s length negotiations based on factors such as the fund-raising size and terms of the bond, scope of WSI’s duties and prevailing market conditions. As such, the amount of revenues we generate from different engagements may vary on a project-by-project basis and we cannot assure you that we can secure future engagements with fee rates comparable with engagements during the fiscal years ended March 31, 2025 and 2024 and in the future. When we are unable to realize such engagements or on comparable commission income from the bond distribution business, our financial results may be materially and adversely affected.

WSI may be subject to substantial risks if the customers default on payments or if the value of securities pledged as collateral by them is insufficient to cover the outstanding loans due to significant market volatility.

WSI’s customers are required to settle their securities transactions executed through us within a T+1 period or T+2 period, depending on the types of securities being traded. If the customers do not have sufficient cash in their cash accounts with us to make settlement within the T+1 period or T+2 period, WSI is required to settle the same with clearing organizations or brokers on behalf of the customers using its own resources. Therefore, WSI needs to maintain sufficient resources for the possibility of abovementioned settlements and is exposed to potential default in payment by such customers, in which event, our liquidity position may be adversely affected. There is no guarantee that WSI’s risk management measures could effectively mitigate relevant default risks arising from unexpected events or circumstances. There is no assurance that WSI’s customers will continue to meet their obligations to settle their securities transaction on time, or at all, or that they will not default on their obligations to us as a result of bankruptcy, lack of liquidity or other reasons. In the event that WSI’s customers fail to meet their payment obligations, our financial conditions and results of operations may be materially and adversely affected.

WSI provides margin financing services to its customers whereby repayment obligations in respect of margin loans granted to them are secured by securities in the margin accounts which are posted as collateral. Interest income from securities margin financing services accounted for approximately 15.8%, 11.6% and 3.6% of our total revenues in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. A margin loan provided to a customer is required to be maintained within the margin value of the customer’s pledged securities (typically referred to as margin ratio). In the event that a customer is unable to meet a margin call, WSI is entitled to liquidate and dispose of the pledged securities on his behalf and use the proceeds thereof towards the repayment of the outstanding margin loan balance. However, there is a risk that the amount recovered from such liquidation or disposal of the pledged securities may fall short of the outstanding margin loan balance. This may be exacerbated in the event of severe adverse price movements in the relevant securities due to unpredictable factors such as fluctuation in global economic and political situations. We may suffer substantial losses if shortfalls cannot be recovered from the customers and this may have a material adverse effect on our financial conditions and results of operations.

WSI is subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on its future business activities or suspension or revocation of its licenses and trading rights, and consequently may materially and adversely affect the business of WSI and our financial condition, operations and prospects.

The markets in Hong Kong in which WSI operates are highly regulated. However, the online securities brokerage services industry, including, for example, the use of cloud-based operating, computing and record keeping technology is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. WSI’s business operations are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the “HK Brokerage Service Rules,” including, for example, the HKSFO and its subsidiary legislations. These HK Brokerage Service Rules set out the licensing requirements, regulate WSI’s operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to WSI’s business operations. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Regulations — Regulations Related to our Business Operation in Hong Kong.” Failure to comply with applicable HK Brokerage Service Rules can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on WSI’s future business activities or suspension or revocation of WSI’s licenses or trading rights. Any outcome may affect WSI’s ability to conduct business, harm WSI’s reputation and consequently, materially and adversely affect the business of WSI, and our financial condition, results of operations and prospects. Save as discussed below in this risk factor, we believe that WSI is in compliance with the applicable HK Brokerage Service Rules in all material respects as of the date of this annual report.

From time to time, WSI, as an HKSFC-licensed corporation, may be subject to, or required to assist in, inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the HKSFC. The HKSFC conducts on-site reviews and off-site monitoring to review and supervise WSI’s business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, its financial soundness. WSI is subject to such regulatory inquiries and investigations from time to time. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against WSI, WSI’s responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against WSI, WSI’s responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on WSI’s business operations, and our financial results. In addition, WSI is subject to statutory secrecy obligations under the HKSFO whereby it may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC.

As of the date of this annual report, WSI has been involved in certain inquiries from the HKSFC concerning its practices relating to protection of client assets where WSI failed to deposit client money of RMB 200,000 into a segregated bank account between July 29, 2022 and September 27, 2022, due to staff oversight and subsequently rectified the non-compliance by depositing the relevant money balance into a segregated bank account. We are unable to accurately predict the outcome of the inquiries because of their ongoing nature. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Ongoing Regulatory Actions”. There remains a risk that on conclusion of the inquiries and/or investigations, the HKSFC may identify misconduct or material non-compliance and decide to take regulatory actions, which may include, among other things, reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of WSI’s licenses and trading rights. There also remains a risk that we may not be able to rectify our practices to be in compliance with the relevant laws, regulations or rules following the identification of any such misconduct or material non-compliance, which may result in the HKSFC taking additional regulatory actions against us in the forms described above. If any such outcome were to arise, there may be a material and adverse effect on WSI’s business, results of operations, financial condition and prospects. Our reputation may also be harmed.

WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders.

Under sections 131 and 132 of the HKSFO, a person (including a corporation) has to apply for the HKSFC’s approval before becoming or continuing to be, as the case may be, a substantial shareholder of a licensed corporation. For the period between November 2, 2023 and December 4, 2023, two companies, each being the associate (as defined under the HKSFO) of Mr. Zhou Kai, an existing HKSFC-approved individual substantial shareholder of WSI and our Chairman of the Board, Director and Chief Technology Officer, as well as a shareholder who owns more than 5% of our issued and outstanding Ordinary Shares as of the date of this annual report, by acquiring the shares of Waton Corporation Limited, became a substantial shareholder of WSI without the HKSFC’s prior approval, due to inadvertent oversight. The two companies have taken rectification measures to dispose of the relevant shares of Waton Corporation Limited on December 4, 2023 and ceased to be substantial shareholders of WSI. As a result of the foregoing, Mr. Zhou Kai, being the existing individual substantial shareholder, and the two companies, could be found guilty of a criminal offense and be held liable on conviction to a maximum fine of HK$1,000,000 (approximately US$128,205). Please see “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to our Securities Brokerage Services and Related Advisory Services—Ongoing obligations for compliance by licensed corporations and intermediaries — Obligation for substantial shareholder.”

Under the HKSFO, a person licensed or registered under the HKSFO must continue to be fit and proper. Among the factors that the HKSFC will consider when determining whether the person is a fit and proper person to be licensed under the HKSFO, in the case of a corporation, the HKSFC will consider any information relating to any substantial shareholder or officer of the corporation or of any of its group companies, including, among others, their reputation, character, reliability and financial integrity. As a result of the forgoing contraventions of regulations by WSI’s substantial shareholders, the HKSFC could be of the opinion that WSI, the responsible officers or licensed representatives of WSI and/or the relevant substantial shareholder of WSI is/are not fit and proper person(s) and could take further disciplinary actions which could lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against WSI, the responsible officers or licensed representatives and/or any of the staff of WSI. Any of such disciplinary actions could have an adverse impact on WSI’s business operations and our financial results. Please see “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to our Securities Brokerage Services and Related Advisory Services — Ongoing obligations for compliance by licensed corporations and intermediaries — Fit and proper requirement.”

We derived a substantial portion of revenue from a small number of key customers.

We derived a substantial portion of our revenues from a small number of key customers. We had a concentration of revenues of approximately 88.2%, 89.7% and 97.6% from the top five customers for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. In the fiscal years ended March 31, 2025, 2024, and 2023, the largest customer accounted for approximately 64.2%, 39.5%, and 81.5% of our total revenues, respectively. Our customer concentration risk is exacerbated, because customers of software licensing (including subscription based) and related support services engage WSI or WTI on a project-by-project basis and may further procure WSI’s securities brokerage services or other related services as a result of our cross-selling efforts.

We cannot assure you that WSI will be successful in diversifying its customer base, engaging new customers, and reducing the customer concentration risk. For example, one, one and four out of the top five customers (including Wealth Guardian Investment Limited (“WGI”), a related party and the largest customer) for the fiscal years ended March 31, 2025, 2024, and 2023, respectively, engaged WSI or WTI for its software licensing (including subscription based) and related support services. Since WSI or WTI are engaged to provide software licensing (including subscription based) and related support services on a project-by-project basis, we cannot assure you that those customers will continue to retain such services from WSI or WTI for their future businesses. If WSI or WTI is unable to secure new customers or provide software licensing (including subscription based) and related support services at the same or substantially similar level as it did in the previous fiscal years, our results of operations, financial conditions, cashflow positions may be adversely and materially impacted. Furthermore, WGI, a related party and our largest customer for the fiscal years ended March 31, 2025, 2024, and 2023 engaged WSI for its securities brokerage and software licensing (including subscription based) and related support services. Two, three, and nil out of five top customers for the fiscal years ended March 31, 2025, 2024 and 2023, respectively, engaged WSI’s bond distribution services, which were primarily provided to bond issuers on a project basis. We cannot guarantee that WGI or any other top customers for WSI’s securities brokerage services will continue to trade on WSI’s trading platform at levels commensurate with previous periods, or that they will not terminate the use of WSI’s or WTI’s services in the future. Furthermore, the volume of trading which these customers may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook and perception of the market as well as factors beyond our and our subsidiaries’ control. Any decline in the top customers’ transaction volumes would lower our revenues, which would adversely affect our profitability.

We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results.

WGI, which is a related party over which we exercise significant influence, was the largest customer for the fiscal years ended March 31, 2025, 2024 and 2023. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – B. Related Party Transactions” of this annual report for details. WGI accounted for approximately 64.2%, 39.5% and 81.5% of our total revenues for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. This heavy reliance on a single related party customer leaves our subsidiaries’ business vulnerably exposed. As of the date of this annual report, it is anticipated that WGI will be acquired by a third-party company based in HK in the near future. Such acquisition could result in changes to our commercial relationship, including requiring the renegotiation or termination of agreements, potential delays in payment cycles, and may give rise to uncertainties around pricing or other business terms upon which our subsidiaries transact with WGI. Any adverse changes to our relationship with WGI could materially and adversely affect our financial results.

A loss of WGI as customer could result in a substantial drop in revenue that could threaten our financial viability and ability to continue operations. Even if our subsidiaries succeed in retaining WGI as its customer, if the relationship with WGI deteriorates for whatever reason, or there is any adverse change in WGI’s demand for our subsidiaries’ services, our subsidiaries’ business and our results of operations and financial conditions could be materially and adversely affected. Furthermore, as long as WGI remains a related party customer, the pricing, payment terms and other commercial conditions upon which our subsidiaries transact with WGI may be more favorable to our subsidiaries compared to what our subsidiaries could negotiate with a non-related customer. There is no guarantee that our close relationship with WGI will not affect sales decisions. Our heavy reliance on WGI also means that our subsidiaries have had limited experience in attracting and maintaining non-related party customers at a scale comparable to WGI. Our subsidiaries have entered into various transactions with WGI in the past and there is no assurance that our subsidiaries will be able to successfully transition from their dependence on WGI over time by expanding non-related party customers clientele and strengthening our financial independence from WGI.

WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software licensing (including subscription based) and related support services.

Shenzhen Jinhui Technology Co. Ltd. (“Shenzhen Jinhui”) is a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder who owns more than 5% of the number of issued and outstanding Ordinary Shares of our Company as of the date of this annual report. WSI and WTI have outsourced the trading platform APP development and related support services in its software licensing (including subscription based) and related support services to Shenzhen Jinhui, a single related party supplier. As such, WSI and WTI are dependent on Shenzhen Jinhui for providing such services to software licensing (including subscription based) and related support services customers. The dependence on Shenzhen Jinhui exposes WSI and WTI to risks, including reduced control over costs and constraints based on the availability, terms, and pricing of these services. As long as Shenzhen Jinhui remains a related party, the pricing, payment terms and other commercial conditions upon which WSI or WTI transact with Shenzhen Jinhui may be more favorable to WSI and WTI compared to what WSI and WTI could negotiate with a non-related party supplier. While we consider the chance of WSI and WTI being denied access to such services provided by Shenzhen Jinhui to be remote, if WSI and WTI were denied access to such services for some reasons, including, but not limited to a deterioration of relationship between us and Mr. Zhou Kai, or if WSI and WTI were to experience any material disruptions to the sourcing of such services from Shenzhen Jinhui, WSI and WTI may not be able to switch to an alternative supplier at all or on substantially similar terms. As a result, our results of operations and financial condition could be materially and adversely affected.

It is anticipated that Shenzhen Jinhui may be acquired by a company in Hong Kong in the near future. As Shenzhen Jinhui is a significant service provider to WSI and WTI, any deterioration to our relationship with Shenzhen Jinhui or any adverse changes to the business terms with Shenzhen Hui, as a result of such acquisition, which could result in significant costs and potential service interruptions, if no suitable service provider to advance the trading platform APP development and furnish related support services in software licensing (including subscription based) and related support services can be located.

It is anticipated that Shenzhen Jinhui may be acquired by a company in Hong Kong in the near future. As Shenzhen Jinhui is a significant service provider to WSI and WTI, any deterioration to our relationship with Shenzhen Jinhui or any adverse changes to the business terms with Shenzhen Hui, as a result of such acquisition, which could result in significant costs and potential service interruptions, if no suitable service provider to advance the trading platform APP development and furnish related support services in software licensing and related support services can be located.

WSI’s activities may be deemed as provision of securities brokerage services in Mainland China, and thus may subject WSI to rectifications.

According to the Regulation on the Supervision and Administration of Securities Companies promulgated by the PRC State Council on July 29, 2014, an overseas securities operating institution shall obtain approval from the securities regulatory authority for operating a securities business or setting up a representative office within Mainland China. The Measures for the Administration of Securities Brokerage Business effected on February 28, 2023, further illustrate that overseas securities operating institutions that carry out activities such as marketing and account opening of overseas securities trading services in Mainland China directly or through their affiliates and cooperative institutions without any approval, may be subject to regulatory warnings, correction orders, condemnation and fines.

As of the date of this annual report, except as described below, neither we nor our subsidiaries own or control, directly or indirectly, any domestic assets, interests or domestic operating entities in Mainland China and our subsidiaries’ operations are in Hong Kong. WSI launched its securities brokerage business online where a minimal portion of its customers are Mainland Chinese nationals who can access WSI’s integrated electronic trading platform for securities brokerage and value-added services from Mainland China. These customers are using their foreign exchange funds and WSI will not accept funds from Mainland China nor will they convert such RMB funds into the foreign exchange nor transfer such funds out of Mainland China to the offshore trading accounts opened with WSI. WSI has never directly or through any affiliated or cooperative institutions in Mainland China engaged in marketing, opened trading accounts, or engaged other activities related to overseas securities brokerage services in Mainland China and WSI has never directly or through any such affiliated or cooperative institutions conducted marketing, opened trading accounts or engaged other particular events primarily targeting the Mainland Chinese nationals residing in Mainland China for overseas securities brokerage services in Hong Kong and/or out of Mainland China. WSI does not hold any license or permit in relation to providing securities brokerage business in Mainland China.

As of the date of this annual report, neither we nor our subsidiaries have received any notifications of any non-compliance of the Regulation on the Supervision and Administration of Securities Companies and the Measures for the Administration of Securities Brokerage Business. However, since a minimal portion of customers are Mainland Chinese nationals and Chinese regulations have not provided clear definition regarding “operating securities business within Mainland China”, we cannot assure you that allowing access to WSI’s integrated electronic trading platform for securities brokerage and value-added services by Mainland Chinese nationals will not be deemed to be operating securities brokerage business in Mainland China, which may subject WSI to further inquiries or rectifications. If certain of WSI’s activities were deemed by relevant regulators as provision of securities brokerage services in Mainland China, WSI will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject WSI to regulatory actions and penalties, including fines, suspension of parts or all of WSI’s operations, and temporary suspension or block of WSI’s websites and mobile application in Mainland China. In such cases, WSI’s business, and our financial condition, results of operations and prospects may be materially and adversely affected.

WSI faces risks related to the know-your-customer, or KYC, procedures when WSI’s customers provide outdated, inaccurate, false or misleading information.

Prior to providing securities brokerage services, WSI collects customer information when opening and registering accounts. Although WSI requires its customers to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, WSI faces risks, as the information provided by its customers may be outdated, inaccurate, false or misleading. WSI cannot fully confirm the accuracy, currency and completeness of such information, despite reasonable effort. WSI’s provision of services to customers (and/or their end users in the case of securities broker customers) who reside in jurisdiction where WSI has no license or permit could be in violation of the applicable laws and regulations in those jurisdictions, of which WSI may have no awareness until WSI is warned by the relevant supervising authorities. WSI could be subject to disciplinary or other actions by the relevant regulatory agencies, due to claims of non-compliance, which could have a material adverse effect on WSI’ business, and our financial condition and results of operations.

Similarly, although WSI or WTI collects customer information and performs due diligence on its customers as part of the customer onboarding process prior to providing software licensing (including subscription based) and related support services to customers, WSI or WTI faces risks as the information provided by customers may be outdated, inaccurate, false or misleading. WSI or WTI cannot fully confirm the accuracy, currency and completeness of such information despite reasonable effort. We cannot assure you that WSI or WTI will be able to identify all possible issues based on the information available to it. Outdated, inaccurate, false or misleading information provided by the software licensing (including subscription based) and related support services customers could lead to non-compliance with relevant laws and regulations, which could result in material adverse effect on WSI’s and WTI’s business, and our financial condition and results of operations.

WSI’s customers may engage in fraudulent or illegal activities.

WSI has implemented stringent internal control policies, insider trading, anti-money laundering, and other anti-fraud rules and mechanisms on its trading platform. Nevertheless, WSI remains subject to the risk of fraudulent or illegal activities both on its trading platform and associated with its customers (and/or their end users in the case of securities broker customers), business partners, and third parties handling customer information. WSI’s resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraudulent or illegal activities.

Any misbehavior of or violation by WSI’s customers and/or their end users of applicable laws and regulations could lead to regulatory inquiries and investigations, which may affect WSI’s business operation and prospects. WSI might also incur higher costs than expected in order to take additional steps to reduce risks related to fraudulent and illegal activities. High-profile fraudulent or illegal activities, for example, money laundering, insider trading and securities fraud, could lead to regulatory intervention, and may divert our management’s attention and cause WSI to incur additional regulatory and litigation expenses and costs. There is no assurance that WSI can verify whether every transaction conducted by customers is in compliance with applicable laws and regulations, including to those relating to insider trading, money laundering and securities fraud, because customers may circumvent due diligence measures to commit insider trading and/or money laundering. Significant increases in fraudulent or illegal activities could negatively impact WSI’s brand and reputation, reduce the trading volume on WSI’s trading platform and therefore harm our operating and financial results.

Furthermore, securities broker customers and/or their end users who utilize WSI’s trading platform APP to place securities trading transactions may be in violation of applicable laws and regulations, including but not limited to those relating to data security, in their day-to-day operations or during their business expansion, which could negatively impact WSI’s reputation and harm our operating and financial results.

As of the date of this annual report, WSI has not experienced any material business or reputational harm as a result of fraudulent or illegal activities of WSI’s customers and/or their end users. However, we cannot rule out the possibility that they may occur, causing harm to WSI’s business or reputation in the future. If WSI’s customers and/or their end users engage in fraudulent or illegal activities, our results of operations and financial conditions could be materially and adversely affected.

Non-compliance with applicable regulations and illegal activities on the part of third parties with which our subsidiaries conduct business could disrupt our subsidiaries’ business and adversely affect our results of operations.

Our securities broker customers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our subsidiaries’ business activities and reputation and in turn, our results of operations. Although our subsidiaries conduct onboarding due diligence on our subsidiaries’ business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. Under the Criminal Procedure Ordinance (Chapter 221 of the laws of Hong Kong), any person who aids, abets, counsels or procures the commission by another person of any offence shall be guilty of the like offence. Accordingly, if any of our subsidiaries’ business counterparties is deemed to commit any offence, we cannot assure you that our subsidiaries will not be found guilty of the same offence and be liable for the same penalties if our subsidiaries are found guilty of aiding, abetting, counselling or procuring the same offence. We cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any non-compliance on the part of these counterparties may cause potential liabilities to our subsidiaries and in turn disrupt our subsidiaries’ operations.

The impairment or negative performance of other participants in the financial services industry could adversely affect us.

Our subsidiaries routinely work with counterparties in the financial services industry, including securities brokers and other financial institutions. A decline in the financial condition of one or more such financial services institutions may expose our subsidiaries to credit losses or defaults, limit our subsidiaries’ access to liquidity or otherwise disrupt the operations of our subsidiaries’ business. While our subsidiaries regularly assess their exposure to counterparties in the financial services industry, the performance and financial strength of specific institutions are subject to rapid changes, the timing and extent of which cannot be known.

Downgrades in the credit or financial strength ratings assigned to the counterparties with which our subsidiaries transact business or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future distress or defaults by such counterparties. Consequently, our results of operations and financial condition may be adversely impacted.

Any failure to ensure and protect the confidentiality of the personal data of our subsidiaries’ customers could lead to legal liability, adversely affect our reputation and have a material adverse effect on our subsidiaries’ business and our financial condition or results of operations.

Our subsidiaries’ services involve the exchange of information, including detailed personal and financial information regarding our subsidiaries’ customers, through a variety of electronic and non-electronic means. Our subsidiaries rely on a complex network of process and software controls to protect the confidentiality of data provided to them or stored on their systems. If our subsidiaries do not maintain adequate internal controls or fail to implement new or improved controls, this data could be misappropriated or confidentiality could otherwise be breached. Our subsidiaries could be subject to liability if our subsidiaries inappropriately disclose any customers’ personal information, or if third parties are able to penetrate network security or otherwise gain access to any customers’ name, address, portfolio holdings, or other personal information. Any such event could subject us and our subsidiaries to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our subsidiaries’ customers to lose their trust and confidence, which may result in a material adverse effect on the business of our subsidiaries, and our results of operations and financial condition.

Any failure to comply with applicable anti-money laundering laws and regulations by us or in our subsidiaries’ business could damage our reputation.

Our subsidiaries are required to comply with applicable anti-money laundering and anti-terrorism laws and regulations in Hong Kong in respect of their operations. These regulations require our subsidiaries, among others, to perform verification of customer identification, reporting of suspicious transactions, and preservation of customer identification information and transaction records. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to anti-money laundering and counter-terrorist financing” for further details. While our subsidiaries have adopted procedures and policies in order to comply with applicable anti-money laundering and anti-terrorism laws and regulations in Hong Kong, we cannot assure you that our subsidiaries will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to completely eliminate any risk of being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.

Our subsidiaries’ risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee misconduct.

Our subsidiaries have devoted significant resources to develop risk management policies and procedures and will continue to do so. Nonetheless, our subsidiaries’ policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating risk exposure in all market environments or against all types of risk. Many of our subsidiaries’ risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what the models indicate. This could cause our subsidiaries to incur investment losses or cause our subsidiaries’ hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, customers, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us and our subsidiaries, which may not always be accurate, complete, up-to-date or properly evaluated.

Moreover, our subsidiaries are subject to the risks of errors and misconduct by their employees, which may include:

•
engaging in misrepresentation or fraudulent activities when such employees market our subsidiaries’ brand as a securities brokerage service provider and/or software licensing (including subscription based) and related support service provider to customers and potential customers;

•	improperly using or disclosing confidential information of our customers or other parties;

•	concealing unauthorized or unsuccessful activities; or

•	otherwise not complying with laws and regulations or our subsidiaries’ internal policies or procedures.

Although our subsidiaries have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our subsidiaries’ business, and our results of operations or financial performance.

Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

If our subsidiaries fail to respond in a timely and cost-effective manner to the needs of their customers or if our subsidiaries’ new service offerings do not achieve sufficient market acceptance, the business of our subsidiaries, and our results of operations may be materially and adversely affected.

Our future success will depend partially on our subsidiaries’ ability to develop and introduce new service offerings to respond to the evolving needs of their customers (and/or their end users in the case of securities broker customers) in a timely and cost-effective manner. Our subsidiaries provide services in markets that are characterized by rapid technological change, evolving industry standards, frequent new service introductions, and increasing demand for higher levels of customer experience. In recent years, our subsidiaries have expanded its service offerings for our customers from securities brokerage services to software licensing (including subscription based) and related support services and bond distribution services, and our subsidiaries may continue to expand their new service offerings in the future. However, our subsidiaries have limited experience in new service offerings, and expansion into new service offerings may involve new risks and challenges that our subsidiaries may not have experienced before. We cannot assure you that our subsidiaries will be able to overcome such new risks and challenges and make new service offerings successful. Initial timetables for the introduction and development of new service offerings may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of new service offerings. Our subsidiaries’ personnel and technology systems may fail to adapt to the changes in such new areas or our subsidiaries may fail to effectively integrate new services into the existing operation. Our subsidiaries may lack experience in managing new service offerings. In addition, our subsidiaries may be unable to proceed with the new operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if our subsidiaries expand their business into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new service offerings could have a significant impact on the effectiveness of the internal control system. Failure to successfully manage these risks in the development and implementation of new service offerings could have a material adverse effect on the business of our subsidiaries, and our results of operations and financial condition.

Our subsidiaries’ ability to anticipate and identify the evolving needs of their customers and/or their end users and to develop and introduce new service offerings to address such needs will be a significant factor in maintaining or improving their competitive position and prospects for growth. Our subsidiaries may also have to incur substantial unanticipated costs to maintain and further strengthen such ability. Our success will also depend on our subsidiaries’ ability to develop and introduce new services and enhance existing services for our subsidiaries’ customers and/or their end users in a timely manner. Even if our subsidiaries introduce new and enhanced services to the market, they may not achieve market acceptance.

We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks.

Recently, we have announced our global AI strategy aimed at transitioning our business model to support AI-driven entities, with the goal of integrating advanced AI technologies into our operations and enhancing service delivery in the financial sector. See “Item 4. Information on the Company—B. Business Overview.” As with many innovations, there are associated risks involved in utilizing AI technology. There can be no assurance that our future use of AI will eventually produce the intended results. Even if it could produce the intended results, we cannot guarantee that such AI use will not produce errors going forward. AI, particularly generative AI, has been known to produce false or “hallucinatory” inferences or outputs. AI can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges. Inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion concerning AI, could impair the acceptance of AI solutions. If the AI tools that we use in the future are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. In addition, regulation of AI is rapidly evolving worldwide, as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. Since these regulatory frameworks rapidly evolve, we may become subject to new laws and regulations, which may affect the legality, profitability, or sustainability of our business, and we may be unable to predict all the legal, operational, or technological risks that may arise relating to the future use of AI. The failure to comply with the relevant regulatory frameworks may also negatively affect our reputation. Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all the legal, operational, or technological risks that may arise relating to the use of AI. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.

Our future products and services may incorporate open-source AI technology, which may expose us to various risks. We will rely on contributions from a community of external developers to maintain and update these technologies, which introduces uncertainty regarding their availability and development timeline. Any discontinuation or delay in updates could force us to seek alternative solutions, increasing our costs and potentially disrupting our operations. Additionally, compliance with the complex landscape of open-source licenses is challenging. Non-compliance could lead to significant legal penalties or the requirement to release our proprietary code, undermining our competitive advantage.

Open-source AI technologies may also pose security and reliability concerns, as they are more susceptible to exploitation due to their public nature. Security vulnerabilities or bugs could compromise the integrity of our products, resulting in reputational harm, loss of customer trust, and financial damage. Open-source software may not always align with regulatory requirements in different jurisdictions, potentially exposing us to legal and compliance risks. Ensuring that the use of open-source AI technology complies with applicable laws and regulations adds complexity and could incur additional costs. Furthermore, we may face the risk of intellectual property infringement claims, which could lead to costly legal battles and operational disruptions. The inherent lack of control over these external technologies and their development could limit our ability to customize solutions and promptly respond to market demands, impacting our innovation capabilities and market position.

We may not be able to adequately evaluate the risks associated with future NFT/RWA transactions.

We plan to enable trained AI agents to be marketed and exchanged for a price through online crypto exchanges in a manner similar to an NFT/RWA transaction. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Our Growth Strategies — Launch of a Global AI Strategy.”  NFTs, or non-fungible tokens, are cryptographic assets on a blockchain with unique identification codes and metadata that distinguish them from each other. RWAs, or Real World Assets, are digital tokens on a blockchain that represent tangible or intangible assets that exist outside of the blockchain. We plan to participate in converting the AI agents into NFTs/RWAs and may conduct marketing activities, to improve visibility of the AI agents and encourage trading experts to help improve our AI trading strategy.

Because the market for NFTs/RWAs is relatively nascent, it is difficult to predict how the legal and regulatory framework around NFTs/RWAs will develop and how such developments will impact us. Further, market acceptance of NFTs/RWAs is uncertain because buyers may be unfamiliar or uncomfortable with transacting in digital assets and assessing the fair value of NFTs/RWAs. The crypto exchanges and NFT/RWA trading platforms are also subject to cybersecurity risks. For example, a perpetrator could seek to obtain the private key associated with a digital wallet holding an NFT/RWA to access and sell the NFT/RWA without valid authorization, and the owner of the NFT/RWA may have limited recourse due to the nature of blockchain transactions and of cybercrimes generally. In addition, an unauthorized party may acquire the necessary credentials to access user accounts. The safeguards we have implemented or may implement in the future to protect against cybersecurity threats may be insufficient.

The nature of many NFT/RWA transactions involves circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology, which have implications on a wide range of liability issues. NFT/RWA transactions may be subject to laws governing virtual currency or money transmission. NFT/RWA transactions also raise issues regarding compliance with laws of Hong Kong and foreign jurisdictions, many of which present complex compliance issues and may conflict with one another. The NFT/RWA platforms expose us to the foregoing risks, among others, any of which could materially and adversely harm our business, financial condition, results of operations, reputation, and prospects.

Unexpected network interruptions, security breaches or computer virus attacks and failures in our information technology systems could have a material adverse effect on the business of our subsidiaries, and our financial condition and results of operations.

Our subsidiaries’ information technology systems support all phases of operations and are an essential part of their technology infrastructure. If our subsidiaries’ systems fail to perform, our subsidiaries could experience disruptions in operations, slower response time or decreased customer and/or end user satisfaction. Our subsidiaries must process, record and monitor a large number of transactions and our subsidiaries’ operations are highly dependent on the integrity of their technology systems and their ability to make timely enhancements and additions to their systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our subsidiaries’ systems, changes in customer and/or end user usage patterns, linkages with third-party systems and power failures. Our subsidiaries’ systems are also vulnerable to disruptions from human errors, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our subsidiaries’ key business partners and suppliers, and other similar events.

Our subsidiaries’ internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure our subsidiaries depend on will remain sufficiently reliable for their needs. Any failure to maintain the performance, reliability, security or availability of our subsidiaries’ network infrastructure may cause significant damage to our subsidiaries’ ability to attract and retain customers and/or end users. Major risks involving our subsidiaries’ network infrastructure include:

•	breakdowns or system failures resulting in a prolonged shutdown of our subsidiaries’ servers;

•	disruption or failure in the networks, for example in Hong Kong, which would make it impossible for customers and/ or end users to access WSI’s online trading platforms;

•	damage from natural disasters or other catastrophic events such as typhoons, volcanic eruptions, earthquakes, floods, telecommunications failures, or other similar events; and

•	any infection by or spread of computer viruses or other system failures.

Any network interruption or inadequacy that causes interruptions in the availability of WSI’s online trading platforms or deterioration in the quality of access to WSI’s online trading platforms could reduce customer and/or end user satisfaction and result in a reduction in the activity level of customers and/or end users as well as the number of customers and/or end users making trading transactions on WSI’s trading platform. Furthermore, increases in the volume of traffic on WSI’s trading platforms could strain the capacity of WSI’s existing computer systems and bandwidth, which could lead to slower response times or system failures. This could cause a disruption or suspension in service delivery, which could hurt our brand and reputation. WSI may need to incur additional costs to upgrade its technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that WSI’s systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period of time to restore full functionality to WSI’s technology or other operating systems in the event of an unforeseen occurrence, which could affect WSI’s ability to process and settle customer and/or end user transactions. Despite our subsidiaries’ efforts to identify areas of risk, oversee operational areas involving risks, and to implement policies and procedures designed to manage these risks, there can be no assurance that our subsidiaries will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of suppliers or other third parties. As of the date of this annual report, there were no incidents of network interruptions, security breaches or computer virus attacks and failures in our subsidiaries’ information technology systems that have a material adverse effect on the business of our subsidiaries.

Failure or poor performance of third-party software, infrastructure or systems on which our subsidiaries rely could adversely affect the business of our subsidiaries.

Our subsidiaries rely on third parties to provide and maintain certain infrastructure or system that is critical to the business of our subsidiaries. For example, there is one strategic related party partner, Shenzhen Jinhui, who provides services to WSI and WTI in connection with various aspects of their operations and systems. If such infrastructure or system become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable for any reason, the business of our subsidiaries may be materially and adversely affected. The infrastructure of our third-party service providers may malfunction or fail due to events out of our control, which could disrupt our subsidiaries’ operations and have a material adverse effect on the business of our subsidiaries, and our financial condition, results of operations and cash flows. Any failure to maintain and renew our subsidiaries’ relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on the business of our subsidiaries, and our financial condition, results of operations and cash flows.

Our subsidiaries, including WSI and WTI also rely on certain third-party software, third-party computer systems and service providers, including clearing systems, exchange systems, alternate trading systems, order-routing systems, market data, internet service and IT infrastructure providers, communications facilities and other facilities. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with WSI’s trading, clearing and settlement and related services and WTI’s software licensing (including subscription based) and related support services, cause losses due to erroneous or delayed responses, or otherwise be disruptive to the business of our subsidiaries. If our subsidiaries’ arrangements with any third party are terminated, our subsidiaries may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on the business of our subsidiaries, and our financial condition, results of operations and cash flows.

Our subsidiaries rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

Our subsidiaries rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions. For example, external content providers provide financial information, market news, charts, option and stock quotes and other fundamental data that WSI offers to its customers and/or end users. These service providers face technical, operational and security risks of their own. Any significant failures by them, including improper use or disclosure of our subsidiaries’ confidential customer, employee or company information, could interrupt the business of our subsidiaries, result in losses and harm our reputation. In particular, WSI has contracted with affiliates of the Nasdaq Stock Market LLC and Hong Kong Exchange and Clearing Limited and a few other institutions to allow WSI’s customers and/or end users to access real-time market information data, which are essential for WSI’s customers and/or end users to make their investment decisions and take actions. Any failure of such information providers to update or deliver the data in a timely and accurate manner as provided in the agreements could lead to potential losses of WSI’s customers and/or end users, which will in turn affect the business operations of WSI and our reputation.

We cannot assure you that the external service providers will be able to continue to provide these services to meet WSI’s current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet WSI’s needs in the future. Their ability to provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations.

An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or similar problems, unanticipated trading market closures or for any other reason and WSI’s inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on WSI’s business, and our results of operations and financial condition.

Further, disputes might arise out of or in connection with the agreements regarding WSI’s or the service providers’ performance of the obligations thereunder. To the extent that any service provider disagrees with WSI on the quality of the products or services, terms and conditions of the payment or other provisions of such agreements, WSI may face claims, disputes, litigation or other proceedings. WSI may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. WSI could also face damages to its reputation as a result of such claims, and WSI’s business, and our financial condition, results of operations and prospects could be materially and adversely affected.

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to our subsidiaries, or terminate their existing relationship with our subsidiaries, our subsidiaries’ business, and our financial condition and results of operations may be materially and adversely affected.

WSI and WTI currently rely on Apple’s app store, Google’s Play Store and certain Android app stores to distribute mobile applications to users. As such, the promotion, distribution and operation of application licensed by WSI and WTI are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to WSI and WTI, or refuse to distribute the application, or if any other major distribution channel with which our subsidiaries would like to seek collaboration refuses to collaborate with our subsidiaries in the future, the business of our subsidiaries, and our financial condition and results of operations may be materially and adversely affected.

WSI may fail to obtain and maintain licenses and permits necessary to conduct its operations in Hong Kong, and WSI’s business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong.

The laws and regulations governing the financial services industry in Hong Kong are mainly the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the HKSFO, and its subsidiary legislations. Depending on the type of products and services being offered, financial service providers may be subject to the supervision and scrutiny by different authorities and may be required to obtain and hold different licenses or permits. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Regulations — Regulations Related to our Business Operation in Hong Kong” for further details.

WSI currently holds the following licenses, from the HKSFC: (i) SFO Type 1 License, effective as of December 21 2004, for conducting regulated activities related to dealing in securities; (ii) SFO Type 4 License, effective as of February 10, 2022, for conducting regulated activities related to advising on securities; (iii) SFO Type 5 License, effective as of February 10, 2022, for conducting regulated activities related to advising on future contracts; and (iv) SFO Type 9 License, effective as of February 10, 2022, for conducting regulated activities related to asset management. We cannot assure you that WSI will be able to maintain its existing licenses, qualifications or permits, renew any of them when their current terms expire or obtain additional licenses necessary for future business expansion. Failure to comply with the applicable laws, rules and regulations may result in fines, injunctive orders, deregistration and other penalties, as well as adverse reputational risk, including negative publicity or perception. In extreme cases, WSI may be hampered or prevented from conducting business in a normal manner and some or all of WSI’s licenses may be suspended or revoked. Withdrawal, amendment, revocation or cancellation of any regulatory approval in respect of any part of WSI’s activities could cause WSI to cease conducting a particular regulated activity or change the way in which it is conducted. Furthermore, WSI has to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the HKSFC that WSI remains fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect WSI’s business operation. We cannot assure you that WSI will be able to maintain its qualification to provide securities brokerage services. Accordingly, WSI’s business operations and our financial results might be materially and adversely affected.

WSI may also be subject to regulatory inspections and investigations from time to time. With respect to HKSFC investigations, WSI may be subject to secrecy obligations under the HKSFO whereby WSI is not permitted to disclose certain information relating to the HKSFC investigations. Also, unless WSI is specifically named as the party that is being investigated under the HKSFC investigation, we generally do not know whether WSI, any of the substantial shareholders, directors or staff or any responsible officer or licensed representative of WSI is the subject of the HKSFC investigations. If the results of the inspections or investigations reveal serious misconduct, the HKSFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against WSI, the responsible officers or licensed representative and/or any of the staff of WSI. Any of such disciplinary actions could have an adverse impact on WSI’s business operations and our financial results.

Some of WSI’s customers and/or end users reside in other countries or jurisdictions other than Hong Kong. WSI may incur substantial additional costs to obtain and maintain required licenses and permits and/or comply with applicable laws and regulations. To the extent that WSI fails to obtain or maintain any required licenses or permits, or fail to comply with such laws and regulations, WSI’s business operations may suffer, and our results of operations and financial condition may be materially and adversely affected.

In addition, if future Hong Kong regulations require that WSI obtains additional licenses or permits in order to continue to conduct WSI’s business operations, there is no guarantee that WSI would be able to obtain such licenses or permits in a timely fashion, or at all. It is also possible that changes or adverse outcomes of regulatory reviews would restrict the range of services that WSI is able to offer or the fees that WSI is able to charge. This could increase WSI’s costs of maintaining regulatory compliance. If any of these situations occur, WSI’s business, and our financial condition and prospects would be materially and adversely affected.

Our shareholders who are PRC residents may not comply with the PRC’s regulations relating to offshore investment activities by PRC residents, and, as a result, any such shareholder may be subject to penalties if he or she is not able to remediate the non-compliance.

In July 2014, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute offshore assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors and disclose the relevant information such as actual controlling party of the shareholders truthfully.

Historically, one of our shareholders who is a PRC resident indirectly holds our shares through his SPVs in BVI and did not complete the Circular 37 registration, and currently this shareholder has completed the Circular 37 registration. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are PRC residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.

If our subsidiaries are to provide services related to virtual assets such as acting as an introducing agent for virtual asset trading platforms and acting as a software licensing (including subscription based) and related support service provider in providing virtual assets trading system solutions in the future, regulatory changes that impact our ability to provide such services as planned or failure to comply with the related regulation would cause a decline in our revenues, income, cash flow, results of operations or financial condition.

WSI currently holds an HKSFO Type 1 License from the HKSFC for conducting regulated activities related to dealing in securities and WSI and WTI are software licensing (including subscription based) and related support service providers providing a perpetual on-premise licensed trading platform APP and related support services to financial institutions. WSI plans to act as an introducing agent to introduce its customers to HKSFC-licensed virtual asset trading platforms (the “HKSFC-licensed Platforms”) in respect of its business in Type 1 regulated activity (dealing in securities) in Hong Kong, subject to the HKSFC’s approval (the “Virtual Assets Introducing Agent Business”), and WTI plans to act as a software licensing (including subscription based) service provider of a virtual assets trading system solution, which develops APP and application programming interface (“API”) enabling users to have access to services such as virtual assets market data, trading, clearing and settlement services (the “Virtual Assets Trading Solution Business”) in the future. Such virtual assets market data, trading, clearing and settlement services would be provided by a HKSFC-licensed Platform operator. The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (AMLO) (Chapter 615 of the laws of Hong Kong) (“AMLO”) which generally encompasses cryptocurrencies.

The HKSFC has approved WSI to conduct the Virtual Assets Introducing Agent Business, subject to certain licensing conditions including WSI shall only introduce its customers to HKSFC-licensed virtual asset trading platforms, with effect from January 23, 2025. As of the date of this annual report, WSI has been preparing to launch and has not commenced the Virtual Assets Introducing Agent Business. We cannot guarantee that we will be able to successfully launch the Virtual Assets Introducing Agent Business as planned, the failure of which may impair WSI’s ability to effectively manage our growth rendering any resources allocated to the approval process not recoverable, requiring additional time and resources, such as hiring additional staff, updating policy manuals and the incurrence of related costs for training and conducting compliance review, to meet the regulatory requirements, none of which may be recaptured, which would have adverse effects on our financial condition and results of operations. In respect of the proposed Virtual Assets Trading Solution Business, as of the date of this annual report, WTI has been sourcing suitable partners such as HKSFC-licensed Platform operators to develop the new functions for this solution. If WSI is to be engaged in the Virtual Assets Introducing Agent Business or if WTI is to be engaged in the proposed Virtual Assets Trading Solution Business, WSI or WTI would not provide any dealing, financial accommodation, settlement or custody services in the virtual assets. Therefore, we believe in the future conduct of Virtual Assets Introducing Agent Business and Virtual Assets Trading Solution Business, WSI and WTI will not entail the creation, issuance or use of virtual assets and will not undertake any determination of the characterization of such virtual assets as securities under the laws of Hong Kong, as such determination shall be performed by the HKSFC-licensed Platform operators according to the HKSFC’s existing regulatory regime.

We note that the HKSFC and the Hong Kong Monetary Authority (HKMA), being the regulatory entities in Hong Kong that govern or have the potential to affect any virtual assets-related business activities have issued publications to set out policy, regulatory requirements and standards of conduct for entities which wish to engage in virtual asset-related activities. The HKSFC is responsible for regulating virtual asset trading platforms operating in Hong Kong, virtual asset-related HKSFC-licensed or registered intermediaries including virtual asset fund managers, intermediaries dealing in or advising on virtual assets and intermediaries distributing virtual asset-related products through the HKSFO and/or AMLO. There can be no assurance that HKSFC would not amend or revoke any conditions currently imposed on WSI to conduct the Virtual Assets Introducing Agent Business, or HKSFC would not expand the existing regulatory regime to cover virtual asset-related software licensing (including subscription based) services providers, or WSI and WTI would continue its plan to provide such services. In particular, new services and business may require substantial expenditures, take considerable time, and ultimately may not be successful.

Further, we note that U.S. federal and state regulations may affect virtual assets-related business activities. We plan to comply with U.S. federal and state regulations. As described above, WSI plans to be an introducing agent to introduce clients to the licensed virtual asset trading platforms in Hong Kong to trade virtual assets on such third-party platforms. WTI plans to provide virtual assets trading function, APP development services and other related technological support in Hong Kong. In the future conduct of Virtual Assets Introducing Agent Business and Virtual Assets Trading Solution Business, we believe none of our subsidiaries or affiliates’ planned business entails, or will entail, the creation, issuance or use of crypto assets. None of our subsidiaries or affiliates expect to create, own or maintain any trading platform for virtual assets. WSI and WTI will not introduce any U.S. investors to the virtual assets trading platforms and will not provide app development services to any U.S. investors. We will undertake the determination of whether the virtual assets that WSI and WTI service or support could be deemed “securities” within the meaning of the U.S. federal and state securities laws. This process will involve our internal employees and officers who will work with outside legal counsel to make a determination with respect to each virtual asset that WSI and WTI will service or support. In the event a virtual asset is deemed by us, pursuant to the above analysis, to possess a reasonable likelihood of being deemed a security, we will (a) provide services and support in relation to such virtual assets offshore in a way that complies with applicable laws and regulations; or (b) not transact in the subject virtual asset. Regardless of our conclusions that a supported virtual asset is not a “security”, we could be subject to legal or regulatory action in the event that the SEC, a state or foreign regulatory authority, or a court were to determine that a supported virtual asset is a “security” under applicable laws. A particular virtual asset’s status as a “security” in any relevant jurisdiction is subject to a certain degree of uncertainty and if we are unable to properly characterize a virtual asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect WSI’s and WTI’s business, and our operating results, and financial condition. As of the date of this annual report, based on the planned business activities of WSI and WTI, we do not expect to be required to register as an exchange or broker-dealer under the Exchange Act, or be required to register as a money transmitter or a money services business.

The virtual assets-related business activities are or may be subject to extensive laws, rules, regulations, policies and legal and regulatory interpretations and guidance in Hong Kong, the United States, and other relevant jurisdictions, including those governing financial services and banking, trust companies, securities, broker-dealers and alternative trading systems, commodities, credit, virtual asset custody, exchange, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, anti-money laundering, and counter-terrorist financing. We believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may continue to result in changes to the planned business, as well as increased costs, and supervision and examination for WSI, WTI and their service providers. Moreover, any fraudulent or manipulative activity relating to a virtual asset or virtual asset trading platforms, that WSI has introduced to the customers, could subject WSI to increased regulatory scrutiny, regulatory enforcement, and litigation. The proposed virtual assets-related businesses of WSI and WTI are subject to significant uncertainty surrounding the highly-evolving regulatory landscape of virtual assets-related business activities. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified and interpreted differently, and may require WSI and WTI to exercise its judgement as to whether certain laws, rules, and regulations apply to it, and it is possible that governmental bodies and regulators may disagree with these judgments. As such, in addition to the factors impacting the risks related to our subsidiaries’ business and industry described in this section, WSI and WTI may fail to conduct the Virtual Assets Introducing Agent Business and/or the Virtual Assets Trading Solution Business as planned due to regulatory changes, which could adversely affect our business, operating results, and financial condition.

If WSI and WTI are to conduct the Virtual Assets Introducing Agent Business and/or the Virtual Assets Trading Solution Business, to the extent WSI and WTI have not complied with the related laws, rules, and regulations, WSI and WTI could be subject to significant fines, revocation of licenses, limitations on its products and services, reputational harm, and other regulatory consequences. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying the offer of new products and services or could impact how WSI and WTI offer such products and services, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in the business in whole or in part, revocation of existing licenses, reputational harm, exposure to criminal liability, or other regulatory consequences. Adverse changes to, or the failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Poor performance of the funds that WSI manages or a decline in the value of the underlying assets to WSI’s funds would cause a decline in our revenues, income and cash flow, and could adversely affect WSI’s ability to raise capital for future investment funds.

WSI currently holds an HKSFO Type 9 License from the HKSFC for conducting regulated activities related to asset management.  As of the date of this annual report, Waton Investment Global SPC (“WIG SPC”) has entered into an investment advisory consultancy agreement with Mr. Shi Mulang, a winner of the S.-T. Yau High School Science Award in 2021, to provide certain investment advisory services, including identifying potential investments, to a segregated portfolio of Waton Investment Global SPC. Furthermore, WSI, through WIG SPC, has set up five segregated portfolios under WIG SPC to develop WSI’s asset management business, has launched one segregated portfolio and passed resolutions to launch an additional segregated portfolio as of the date of this annual report. In January 2025, WSI launched GRAND FULL SP I, a segregated portfolio of WIG SPC. WSI is appointed as the investment manager of GRAND FULL SP I, which entity is responsible for managing the investments of GRAND FULL SP I in pursuit of its investment objective and in accordance with its investment strategies and restrictions. As WSI has started to provide asset management services, investment performance will be a key competitive factor for assets in the fund managed by WSI. Strong investment performance is expected to help WSI to retain and expand the customer base. Strong investment performance is therefore an important element to our goal of maximizing the value of the assets under WSI’s management. There can be no assurance as to how WSI’s future investment performance will compare to its competitors or whether WSI’s historical performance will be indicative of future returns. Any reduction or perceived reduction in WSI’s investment performance as compared to other competitors could cause a decline in the purchase of investment products and services from WSI. These impacts may also reduce WSI’s aggregate amount of assets under management and management fees. In providing such asset management services, WSI may manage and provide advice where the investment performance and the investment strategies of the underlying fund assets are not controlled by it but may be determined by the managers of the underlying funds and/or other economic and market events not controlled or foreseeable by WSI, such as interest rate fluctuation, a global financial crisis, a flash crash and other “black swan” events. Furthermore, WSI may invest in funds which are not controlled by it and the price of the securities may move up or down and may become valueless and it is likely that losses will be incurred rather than profit realized.

In the event that the fund that WSI manages performs poorly, our revenues, income and cash flow could decline. Poor performance of WSI’s investment fund could also make it more difficult for WSI to raise new capital. Investors might decline to invest in future investment funds WSI raises. Investors and potential investors in WSI’s fund continually assess the performance of the fund that WSI manages, and WSI’s ability to raise capital for existing and future investment funds will depend on the continued satisfactory performance of such funds. Accordingly, poor fund performance may deter future investment in the fund WSI manages and thereby decrease the capital invested in such fund, and ultimately, WSI’s performance fee and management fee income.

If we are deemed to be an “investment company” under the Investment Company Act of 1940, as amended (“1940 Act”), applicable restrictions could make it impractical for WSI to continue its business as contemplated and could have a material adverse impact on WSI’s business and operations, and our financial condition.

We are not and do not intend to operate as an “investment company” subject to registration and regulation under the Investment Company Act of 1940, as amended (the “1940 Act”). The 1940 Act, generally, subjects to registration and regulation any company that is or holds itself out as engaged primarily in the business of investing, reinvesting, or trading in securities (a “de facto investment company”). Historically, in determining whether a company is “engaged primarily” in the investment company business, and, thus, a de facto investment company, the courts and the SEC have considered the following five factors: (i) the company’s historic development; (ii) the company’s public representation of policy; (iii) the activities of the company’s officers and directors; (iv) the source of the company’s present income; and (v) the nature of the company’s present assets (the “Tonopah Factors”). More recently, the Seventh Circuit Court of Appeals ruled in SEC v. National Presto Industries, Inc., 486 F.3d 305, 315 (7th Cir. 2007) that what principally matters is the beliefs that a company is likely to induce in investors, or specifically, whether its portfolio and activities will lead investors to treat the company as an investment vehicle or as an operating enterprise.

The Company is not “engaged primarily” in the investment company business under the Tonopah Factors and, therefore, is not a de facto investment company. Rather, since its inception, the Company, through WSI and WTI have been engaged primarily in providing securities brokerage and ancillary services and/or software licensing (including subscription based) and related support services. The Company has represented to the public since inception that is a holding company engaged primarily in the business of providing securities brokerage and ancillary services and/or software licensing (including subscription based) and related support services through WSI and WTI. The Company’s officers and directors devote substantially all of their time overseeing the provision of securities brokerage and ancillary services and software licensing (including subscription based) and related support services to customers through WSI and WTI. Substantially all of the Company’s revenue is derived from the securities brokerage and ancillary services and software licensing (including subscription based) and related support services. Finally, substantially all of the Company’s assets are comprised of the Company’s interests in our subsidiaries.

The 1940 Act also subjects to registration and regulation any company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (“prima facie investment company”). The term “investment securities,” generally, includes all securities other than government securities and securities issued by majority-owned subsidiaries that are not, themselves, investment companies.

The Company also is not a prima facie investment company, because a majority of its assets are comprised of cash and cash equivalents, restricted cash held on behalf of clients, and receivables due from clients and clearing organization. See our consolidated financial statements and related notes included elsewhere in this annual report for further details. Thus, substantially less than 40% of the value of the Company’s total assets (exclusive of government securities and cash items) are comprised of investment securities. In summary, the Company is neither a de facto investment company or a prima facie investment company presently subject to registration and regulation under the 1940 Act.

Notwithstanding the foregoing, if we are deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on capital structure, ability to transact business with affiliates and ability to compensate key employees, may make it impractical to continue the business of our subsidiaries as currently conducted and may materially and adversely affect our financial condition.

If we are deemed to be an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”), applicable restrictions could make it more difficult for us to continue our subsidiaries’ business and could have a material adverse impact on our subsidiaries’ business and operations, and our financial condition.

We are not and do not intend to operate as an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Thus, we do not and will not, for compensation, engage in the business of advising others about securities. Rather, we serve as a holding company for WSI and WTI, the operating entities that primarily provide securities brokerage and ancillary services and software licensing (including subscription based) and related support services. The Advisers Act and the rules and regulations under the Advisers Act impose certain operational restrictions and compliance obligations on registered investment advisers. These include, for example, limitations on engaging in principal and agency transactions with customers, as well as charging performance-based fees. The U.S. Supreme Court has held that the Advisers Act imposes on registered investment advisers a fiduciary duty to eliminate or at least disclose conflicts of interest. SEC v. Capital Gains Research Bureau, Inc., 375 U.S. 180, 194 (1963). If we were to be subject to registration and regulation under the Advisers Act, these limitations and obligations could make it more difficult for us to continue the business of our subsidiaries and could have a material adverse impact on our financial condition. Although our investment strategies might change in the future, we do not and will not engage in activities that will subject us to registration and regulation under the Advisers Act and we believe we will not be deemed to be an “investment advisor” under the Advisers Act.

Any harm to our subsidiaries’ reputation or failure to enhance our subsidiaries’ brand recognition may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations.

A critical component to our future growth will be our subsidiaries’ ability to promote and sustain their brands. For example, promoting and positioning our brand and our subsidiaries’ securities brokerage and ancillary and software licensing (including subscription based) and related support services will depend largely on the success of marketing efforts, its ability to attract customers and/or end users cost-efficiently and its ability to consistently provide high-quality services and a superior experience. Our subsidiaries may incur expenses related to advertising and other marketing efforts, which may not be effective and may adversely affect our net margins.

In addition, to provide a high-quality customer and/or end user experience, our subsidiaries have invested and will continue to invest in the development and functionality of their services, for example, in the case of WSI, its securities brokerage and software licensing (including subscription based) and related support services. Our subsidiaries’ ability to provide a high-quality customer and/or end user experience is also highly dependent on external factors over which we and our subsidiaries may have little or no control. Failure to provide our subsidiaries’ customers and/or end users with high quality services and experience for any reason could substantially harm our subsidiaries’ reputation and adversely impact our subsidiaries’ efforts to develop a trusted brand, which could have a material adverse effect on the business of our subsidiaries, and our results of operations, financial condition and prospects.

Our subsidiaries’ reputation and brand are also vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by customers and/or end users or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our subsidiaries’ reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our subsidiaries’ competitors, may also negatively impact our subsidiaries’ reputation and brand. If our subsidiaries are unable to maintain a good reputation or further enhance their brand recognition, their ability to attract and retain customers and/or end users and key employees could be harmed and, as a result, the business of our subsidiaries and our revenues would be materially and adversely affected.

We and our subsidiaries may be subject to litigation, arbitration or other legal proceeding risks.

We and our subsidiaries, as well as directors, officers and employees of us and our subsidiaries may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigation are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigation may cause us and our subsidiaries to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm the business of our subsidiaries. Any settlements or judgments against us and our subsidiaries could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us and our subsidiaries may damage our reputation and may result in a material adverse impact on us and our subsidiaries.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We may require additional funding for further growth and development of the business of our subsidiaries, including any investments or acquisitions we may decide to pursue. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our subsidiaries’ operations, take advantage of unanticipated opportunities, develop or enhance our subsidiaries’ infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect the business of our subsidiaries, and our financial condition and results of operations. If our and our subsidiaries’ existing resources are insufficient to satisfy our and our subsidiaries’ requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences, or privileges senior to those of existing shareholders. In addition, WSI is required under the Securities and Futures (Finance Resources) Rules (Chapter 571N of the laws of Hong Kong), to maintain certain levels of liquid capital. If WSI fails to maintain the required levels of liquid capital, the HKSFC may take actions against WSI and WSI’s business will be adversely affected. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Regulations — Regulations Related to our Business — Operation in Hong Kong Ongoing obligations for compliance by licensed corporations and intermediaries — Maintenance of minimum paid-up share capital and liquid capital.”

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.

Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. A portion of our revenues and expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are expected to be incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuations in the value of the Hong Kong dollar vis-a-vis the U.S. dollar.

While the Hong Kong government has continued to pursue a fixed exchange rate policy since 1983, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, recent U.S. policies targeting Hong Kong—such as the Hong Kong Autonomy Act and associated financial sanctions—have introduced potential risks to the stability of such policy. We cannot assure you that such an exchange rate policy will be maintained, as escalating geopolitical tensions could strain this arrangement over time. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries or areas other than Hong Kong where our subsidiaries operate and do business may also negatively affect our earnings.

We and our subsidiaries may not be able to prevent others from unauthorized use of our intellectual property, which could harm the business of our subsidiaries and their competitive position.

WSI currently owns and maintains registered domain names for four websites. In addition, WSI and WTI own the coding of the trading platform APP developed by Shenzhen Jinhui. Although we and our subsidiaries do not currently own any registered trademarks other than our company logos, registered in Hong Kong, we and our subsidiaries may in the future acquire new intellectual property, such as trademarks, copyrights, domain names, and know-how. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Intellectual Property.” We cannot ensure that any of our and our subsidiaries’ intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will provide us and our subsidiaries with competitive advantages. As of the date of this annual report, our subsidiaries have not registered the intellectual property right over the APP or copyright over the coding of the trading platform APP provided in its software licensing services in any jurisdictions. Without registration, WSI may lose the ability to claim intellectual property right over the APP or copyright over the coding of the trading platform APP. Moreover, our subsidiaries’ business partially relies on technologies developed or licensed by third parties, and it may not be able to obtain licenses and technologies from third parties on reasonable terms, or at all.

Third parties may obtain and use our subsidiaries’ intellectual property without our and our subsidiaries’ due authorization. For example, customers of software licensing services may use the trading platform in violation of the licensing agreement for use of the APP and our rights over the coding of the trading platform APP. Confidentiality and non-compete agreements may also be breached by counter-parties. In such cases, we or our subsidiaries may need to resort to litigation and other legal proceedings to enforce our and our subsidiaries’ intellectual property rights. Such legal actions to enforce our or our subsidiaries’ intellectual property rights could result in substantial costs and diversion of our and our subsidiaries’ managerial and financial resources. We cannot assure you that we and our subsidiaries will prevail in such litigation. For example, in jurisdictions where registration is required for legal protection of copyright over coding of the trading platform APP or intellectual property right over the APP provided in software licensing services, the failure to register may place our subsidiaries at a disadvantage in litigation. Customers of software licensing services or competitors may exploit this gap in legal protection to challenge our subsidiaries’ claims of intellectual property right or copyright infringement or unauthorized use. To the extent that employees or consultants use intellectual property owned by others in their work for our subsidiaries, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our and our subsidiaries’ intellectual property rights could have a material adverse effect on the business of our subsidiaries, and our financial condition and operating results.

We and our subsidiaries may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt the business and operations of our subsidiaries.

We cannot be certain that our subsidiaries’ operations or any aspects of their business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We and our subsidiaries may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our subsidiaries’ services or other aspects of the business of our subsidiaries without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us and our subsidiaries in Hong Kong or other jurisdictions. If any third-party infringement claims are brought against us and our subsidiaries, we and our subsidiaries may be forced to divert some resources from the business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we and our subsidiaries were found to be in violation of the intellectual property rights of others, we and our subsidiaries may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we and our subsidiaries may incur licensing fees or be forced to develop alternatives of our own. As a result, the business of our subsidiaries and our operating results may be materially and adversely affected.

Our subsidiaries face significant competition in the fintech services industry, and if our subsidiaries are unable to compete effectively, our subsidiaries may lose their market share and our results of operations and financial condition may be materially and adversely affected.

The market for the Asia-Pacific business-to-business fintech services providers for small and medium-sized brokers is relatively concentrated, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. Our subsidiaries, in particular WSI and WTI, face competition from traditional and established fintech services providers who, in an effort to satisfy the demands of their customers for hands-on electronic trading facilities, universal access to markets, smart routing, better trading tools, lower commissions and financing rates, have embarked upon building such facilities and service enhancements.

We expect competition to increase in the future as current competitors diversify and improve their offerings and as new participants enter the market. We cannot assure you that our subsidiaries will be able to compete effectively or efficiently with current or future competitors. The competitors may be acquired by, receive investment from or enter into strategic relationships with, established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the fintech services industry may also seek to develop new service offerings, technologies or capabilities that could render some of the services that our subsidiaries offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than our subsidiaries do. We derive a significant portion of our revenues from commissions and fees paid by the customers for trading securities through WSI’s trading platform and/or Broker Cloud solutions. In the fiscal years ended March 31, 2025, 2024, and 2023, our brokerage and commission income amounted to approximately US$4.4 million, US$8.2 million, and US2.1 million representing 58.6%, 81.8%, and 36.3% of our total revenues during the same years, respectively. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

Specifically, major brokerage companies or fintech services providers may expand their service offerings by providing software licensing services similar to that currently provided by WSI and WTI. The more aggressive pricing policies which they may adopt, including but not limited to lower commission rates, lower development costs, lower maintenance fees, and shorter delivery times, may require WSI and WTI to reduce the price of the services order to remain competitive. The occurrence of any of these circumstances may hinder the growth and expansion of market share, and thus the business of WSI and WTI, and our results of operations, financial condition and prospects would be materially and adversely affected.

If WSI is unable to retain existing customers or attract new customers to increase its trading volume, or if our subsidiaries fail to offer services to address the needs of customers as they evolve, our results of operations may be materially and adversely affected.

We derive a significant portion of our revenues from WSI’s securities brokerage services. In the fiscal years ended March 31, 2025, 2024, and 2023, WSI’s securities brokerage services and margin financing services and other ancillary services accounted for approximately 74.4%, 93.4%, and 39.9% of our total revenues, respectively. To maintain the high growth momentum of WSI’s trading platform, WSI depends on retaining current customers (and/or their end users in the case of securities broker customers) and attracting new customers (and/or end users). If there is insufficient demand for WSI’s securities brokerage and margin financing services, WSI might not be able to maintain and increase WSI’s trading volume and revenues as expected, and WSI’s business and our results of operations may be adversely affected.

Our success depends largely on WSI’s ability to retain existing customers. WSI’s customers may not continue to place trading orders or increase the level of their trading activities on WSI’s trading platform if WSI cannot match the prices offered by other market players or if WSI fails to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause WSI’s customers to lose confidence in WSI and use WSI’s trading platform less frequently or even stop using WSI’s trading platform altogether, which in turn will materially and adversely affect WSI’s business. Even if WSI is able to provide high-quality and satisfactory services on WSI’s trading platform in a timely manner and at favorable prices and terms, we cannot assure you that WSI will be able to retain existing customers, encourage repeated and increased trading transactions due to circumstances out of our and WSI’s control, such as customers’ personal financial conditions or the deterioration of the capital markets condition. If WSI is unable to maintain or increase its customer retention rates or generate new customers in a cost-effective manner, WSI’s business, and our financial condition and results of operations would likely be adversely affected.

Specifically, WGI, a related party customer who used our securities brokerage services and margin financing services and other ancillary services, contributed brokerage and commission income and interest income, comprising approximately 48.1%, 27.6% and 33% of our total revenues in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. As such, we believe that demand for WSI’s securities brokerage services and margin financing services, and hence our success, depends to a certain extent on the ability of WSI’s securities broker customers to successfully attract and introduce end users to use the trading, clearing, settlement and margin financing services provided by WSI. However, there is no guarantee that such securities broker customers will be successful in attracting such end users. Even if those securities broker customers are successful in this regard, we cannot assure you that WSI will be able to retain such securities broker customers, or that such introducing securities broker customers will be able to retain their end users. We also cannot assure you that the introducing securities broker customers or WSI will be able to encourage repeated and increased trading transactions by the end users. If any of the failures identified above materializes, WSI’s business, and our financial condition and results of operations would likely be adversely affected.

WSI must stay abreast of the needs and preferences of its customers (and/or end users) to serve their evolving trading needs as their investment demands change. If WSI fails to retain its existing customers (and/or end users) by offering services that cater to their evolving investment and trading needs, WSI may not be able to maintain and continue to grow the trading volume on WSI’s trading platform, and WSI’s business and our results of operations may be adversely affected. In addition, if WSI is unable to maintain, enhance or develop the methods it uses to retain customers (and/or end users), the costs of customer (and/or end user) retention will significantly increase, and its ability to retain customers (and/or end users) may be harmed.

Similar to other brokerage and financial service providers, we cannot guarantee the profitability of the investment made by customers (and/or end users) on WSI’s trading platform. The profitability of WSI’s customers’ (and/or end users’) investment is directly affected by elements beyond our and WSI’s control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. WSI provides financial and market information through its trading platform APP. Although these materials and commentaries contain prominent disclaimers, WSI’s customers (and/or end users) may seek to hold WSI responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some customers (and/or end users) could solely rely on certain predictive statements made by other customers (and/or end users) on WSI’s trading platform, ignoring WSI’s warnings that customers (and/or end users) should make their own investment judgement and should not predict future performance based on historical records. As a result, the financial loss of WSI’s customers (and/or end users) may affect WSI’s performance in terms of transaction volumes and revenues as customers (and/or end users) decide to abort trading. In addition, some customers (and/or end users) who have suffered substantial losses on WSI’s trading platform may blame the trading platform and seek to recover their damages through litigation, which, whether or not successful, could harm our and WSI’s reputation and could materially and adversely affect WSI’s business.

Because our revenues and profitability depend largely on customers’ trading volume, they are prone to significant fluctuations and are difficult to predict.

Our revenues and profitability depend in part on the level of trading activities of the securities of WSI’s customers (and/or their end users in the case of securities broker customers), which are often affected by factors beyond our control, including economic and political conditions, broad trends in business and finance and changes in the markets in which such transactions occur. Weaknesses in the markets in which WSI operates, including economic slowdowns, have historically resulted in reduced trading volumes. Declines in trading volumes generally result in lower revenues from transaction execution activities. Lower levels of volatility generally have the same directional impact. Declines in market value of securities or other financial instruments can also result in illiquid markets, which can also result in lower revenues and profitability from transaction execution activities. Lower price levels of securities and other financial instruments, as well as compressed bid/ask spreads, which often follow lower pricing, can further result in reduced revenues and profitability. These factors can also increase the potential for losses on securities or other financial instruments held in inventory and failures of buyers and sellers to fulfill their obligations and settle their trades, as well as claims and litigation. Any of the foregoing factors could have a material adverse effect on WSI’s business, and our financial condition, results of operations and cash flows.

The business of our subsidiaries is also subject to general economic and political conditions, in particular the economic and political conditions in Hong Kong, the Mainland China and the United States, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, a drop in the capital markets’ performance as a result of the ongoing trade disputes between China and the United States could negatively impact our revenues and profitability. As a result of these risks, our income and operating results may be subject to significant fluctuations.

Geopolitical tensions involving U.S. policies toward China and Hong Kong, along with the risk of a global recession, may pose material risks to the Company’s operations, financing, and market performance.

The Company acknowledges that evolving geopolitical dynamics, particularly recent U.S. policies and regulatory measures directed towards Mainland China and Hong Kong, may impact cross-border capital flows, technology partnerships, and market sentiment, potentially affecting the Company’s operations, access to financing, or investor confidence. Additionally, the risk of a global economic slowdown or recession could lead to reduced consumer spending, tightened credit markets, and increased volatility in the fintech sector, all of which could materially and adversely affect the Company’s business, financial condition, and prospects. The Company is actively monitoring these developments and remains committed to maintaining robust compliance and risk management practices.

Our success depends on the continuing service of our and our subsidiaries’ key employees, including our senior management members and other talents.

Leveraging their global vision and international exposure, our senior management members have made significant contributions to the business of our subsidiaries. Our continued success is dependent upon the retention of our senior management members, particularly the executive officers named in this annual report. Our continued success is also dependent on the services provided by our staff members who have insights and/or experience as to financial services and technology and a number of other key managerial, marketing, planning, financial, technical and operations staff. The loss of any such key personnel could have a material adverse effect on the business of our subsidiaries. Growth in the business of our subsidiaries is dependent, to a large degree, on our ability to retain and attract such employees.

Competition for well-qualified employees, senior management members and other talents is intense. There is no assurance that any of them will not join our competitors or form a competing business. If we and our subsidiaries do not succeed in attracting well-qualified employees, senior management members and other talents, or in retaining and motivating the same, the business of our subsidiaries, and our results of operations, financial condition and prospects may be adversely affected. As of the date of this annual report, we and our subsidiaries have not experienced any loss of key employees and we and our subsidiaries have not maintained any key person life insurance for our and our subsidiaries’ key employees.

Increases in labor costs in Hong Kong may adversely affect the business of our subsidiaries in Hong Kong and our results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, where our subsidiaries in Hong Kong employ any employees, they are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and make severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to employment and labor protection” for details. As of the date of this annual report, we believe that our subsidiaries in Hong Kong are in compliance with applicable Hong Kong laws and regulations concerning employment and labor protection in all material respects. We expect that our subsidiaries’ labor costs, including wages and employee benefits, will continue to increase. Unless our subsidiaries are able to control their labor costs or pass on these increased labor costs to their customers by increasing service fees, our financial condition and operating results may be adversely affected.

If our subsidiaries’ insurance coverage is insufficient, our subsidiaries may be subject to significant costs and business disruption.

In accordance with the Securities and Futures (Insurance) Rules (Chapter 571AI of the laws of Hong Kong), WSI is required to and has purchased and maintained insurance against the risks of loss arising out of the loss of client assets that are received or held by WSI attributable to certain fraudulent or forgery activities for specific amounts. Furthermore, WSI also carries certain other insurance. See “Item 4. Information on the Company—B. Business Overview—Insurance.” We consider our subsidiaries’ insurance coverage to be reasonable in light of the nature of their business, but we cannot assure you that our subsidiaries’ insurance coverage is sufficient to prevent them from any loss or that they will be able to successfully claim their losses under the current insurance policies on a timely basis, or at all. If our subsidiaries incur any loss that is not covered by their insurance policies, or the compensated amount is significantly less than their actual loss, our subsidiaries’ business, and our financial condition and results of operations could be materially and adversely affected.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Ordinary Shares.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2025, 2024, and 2023, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to the lack of structured period-end financial closing processes for the preparation of consolidated financial statements in accordance with U.S. GAAP and relevant SEC financial reporting requirements, ineffective information technology general controls (“ITGCs”) in the areas of user access and program change-management over certain information technology (“IT”) systems that support the Company’s financial reporting processes, and inadequate design or ineffective controls on cybersecurity risk assessment and disaster recovery planning.  We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses by: (i) formalizing and standardizing our accounting and financial reporting control procedures and policies to improve the quality and accuracy of the period-end financial closing process; (ii) hiring an external consultant with AICPA qualifications to further improve the efficiency and quality of our financial reporting; and (iii) enhancing the design of our ITGCs over the IT systems that support the Company’s revenue and related financial reporting processes, including, (a) developing and implementing additional training and awareness addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on user access; (b) increasing the extent of oversight and verification checks included in operation of user access controls and processes; (c) deploying additional tools to support administration of user access; and (d) enhancing management reporting on the remediation measures to the board of directors, or audit committee members as appropriate. The Company continues to evaluate its internal control over financial reporting as of the date of this annual report.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Natural disasters and other calamities could have a material adverse impact on our operating results and financial condition.

We and our Hong Kong subsidiaries are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. The business of our subsidiaries could also be adversely affected if their employees or business partners are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic, natural disaster or other calamity harms the economy in Hong Kong in general. If our services were negatively impacted as a result of a natural disaster or any other catastrophic event, our ability to deliver our products and services to our customers could be impaired. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after any such disaster and to execute successfully on those plans in the event of a disaster or emergency, our business could be harmed.

We have granted and may continue to grant options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

In November 2024, we adopted our 2024 Global Equity Incentive Plan for the purpose of granting share-based compensation awards to employees, directors, consultants and sub-contractors to provide them an opportunity to benefit from the success of the Company. As of the date of this annual report, 4,884,030 restricted share units have been granted to certain of our directors, employees and a consultant, including an aggregate of 909,204 restricted share units which have vested, were exercised and issued to Mr. Wen Huaxin and Mr. James Beeland Rogers Jr., and 3,974,826 restricted share units which are held by them and remain outstanding. As of the date of this annual report, Mr. Wen has completed the share transfer of 688,458 Ordinary Shares to WATON ESOP PLAN LTD. See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — B. Compensation Management — Share Incentive Plan” for details. We will recognize share-based compensation expenses in our consolidated financial statements. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

We have evaluated and may continue to evaluate potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. In February 2024, WSI, through equity method investment at the cost of RMB5,500,000 (equivalent to approximately US$770,000), acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited (“LeFeng”), and subsequently divested all its equity interests in LeFeng in October 2024. In February 2025, WSI, through equity method investment at the cost of US$20,000, acquired a 40% interest in MW Technology Development Limited, a BVI business company, which is a joint venture established with MOG Digitech Holdings Limited to collaboratively develop a trading desk for digital currency financial securities. See “Item 4. INFORMATION ON THE COMPANY — A. History and Development of the Company — Corporate History and Structure — Corporate Structure” for details. The success of an acquisition, partnership or joint venture will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions, partnerships or joint ventures will produce the results that we expect at the time we execute or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate the operations that we acquire, including their personnel, financial systems, distribution or operating procedures, any of which could render the value of the acquisition or opportunity as worthless. If we fail to successfully work with our joint venture partners or successfully integrate acquisitions into our existing operations, our business could suffer, which would materially and adversely affect our financial condition and future plans.

In addition, our strategic investments may fail to achieve the desired strategic synergies and may result in a partial or total loss of the capital that we invested. The financial success of our investments may be dependent on an exit in favorable market conditions. Accordingly, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms or at all. To the extent any of the companies in which we invest are not successful, which can include failure to achieve strategic business objectives as well as failure to achieve a favorable exit, we would recognize an impairment or loss on all or part of our investment.

Risks Related to Our Ordinary Shares

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders.

Waton Financial Limited is a holding company incorporated in the British Virgin Islands and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Pursuant to the BVI law, and our Memorandum and Articles of Association, our board of directors may authorize and declare a distribution to shareholders at such time and of such an amount as they think appropriate, if they are satisfied on reasonable grounds that immediately after such distribution, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. We do not expect to pay cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of the business of our subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. See “Item 8. FINANCIAL INFORMATION – A. Consolidated Statements and Other Financial Information – Dividend Policy” of this annual report for more information.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. While there is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong and the foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between us and our Hong Kong subsidiaries, there is no assurance that any of the above will remain the same. If any of the above changes in the future, the ability of our subsidiaries to make payments may be restricted and our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders may be adversely affected.

Our shareholder has substantial influence over our Company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Mr. Zhou Kai, our Chairman of the Board, Director and Chief Technology Officer, beneficially owns an aggregate of approximately 84.95% of our issued and outstanding Ordinary Shares. As a result of Mr. Zhou’s substantial shareholding, Mr. Zhou has substantial influence over our business strategies, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Zhou may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares.

We are exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or

•	have executive sessions of solely independent directors each year.

We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq. See “Item 16G. Corporate Governance.”

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot continue to satisfy, the listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. While we initially met the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria of Nasdaq for maintaining our listing, our securities could be subject to delisting, which would have a negative effect on the price of our Ordinary Shares and impair your ability to sell your shares.

If Nasdaq subsequently delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our Ordinary Shares;

•	reduced liquidity with respect to our Ordinary Shares;

•
a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, and consequently, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report based on Hong Kong laws.

Currently, all of our subsidiaries’ operations are conducted outside the United States, and all of our assets are located outside the United States. Substantially all of our directors and officers are residents of Hong Kong or Mainland China and a substantial portion of their assets are located outside the United States.  Carey Olsen Singapore LLP, our counsel with respect to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. We have been advised by Han Kun Law Offices LLP, our Hong Kong legal advisers, that there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the annual report.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder owns more than a majority of the voting power of our outstanding ordinary shares. Our largest shareholder has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

•	a majority of its board of directors consist of independent directors;

•
its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and

•	it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We currently do not intend to rely on the corporate governance exemptions afforded to a “controlled company” under the Nasdaq listing standards. However, we may elect to rely on these exemptions. If we rely on the exemptions, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association, may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

The exclusive jurisdiction provision in our articles of association may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our articles provide that, to the fullest extent permitted by applicable law, unless our board of directors consents in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction to hear and determine:

(i)
any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with our memorandum and/or articles, including, without limitation, claims for set-off and counterclaims and any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with: (x) the creation, validity, effect, interpretation, performance, or non-performance of, or the legal relationships established by, our memorandum and/or articles; or (y) any non-contractual obligations arising out of or in connection with our memorandum and/or articles; or

(ii)
any dispute, suit, action (including, without limitation, any derivative action or proceeding brought on behalf or in our name or any application for permissions to bring a derivative action), proceedings, controversy, or claim of any kind relating or connected to us, our board of directors, officers, management, or shareholders arising out of or in connection with the BVI Companies Act, the Insolvency Act, 2003 of the British Virgin Islands as amended from time to time, any other statute, rule, or common law of the British Virgin Islands affecting any relationship between us, our shareholders, and/or our directors and officers (or any of them) or any rights and duties established thereby (including, without limitation, Division 3 of Part VI and Part XI of the BVI Companies Act and section 162(1)(b) of the Insolvency Act, 2003, and fiduciary or other duties owed by any director, officer, or shareholder of the Company to the Company or the Company’s shareholders).

To the fullest extent permitted by applicable laws, unless our board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Notwithstanding the foregoing, we note that holders of our Ordinary Shares cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive jurisdiction provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

Although we believe this provision benefits us by providing consistency in the application of BVI law in the types of lawsuits to which it applies, the provision may impose additional litigation costs on shareholders in pursuing such claims, particularly if the shareholders do not reside in or near the British Virgin Islands. Additionally, the provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of such lawsuits. The courts of the British Virgin Islands may also reach different judgment or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders. Alternatively, if a court were to find the exclusive jurisdiction provision contained in our Memorandum and Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect the business of our subsidiaries and our financial condition.

Nasdaq may apply additional and more stringent criteria for our continued listing because insiders will hold a large portion of the Company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities in Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our Company will hold a large portion of the Company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our continued listing.

Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor, UHY LLP, is headquartered in the United States, and has been inspected by the PCAOB on a regular basis, having its last inspection report dated in June 2023. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently able to conduct inspections of audit firms located in Mainland China and Hong Kong and conduct inspections of U.S. audit firms where audit work papers are located in Mainland China.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges, such as Nasdaq, of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by Mainland China and Hong Kong authorities in those jurisdictions, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. The auditor of the Company, UHY LLP, is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Should the PCAOB be unable to fully conduct inspections of our auditor, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures and you may be deprived of the benefits of such inspection, which could result in limitation or restriction to our access to the U.S. capital markets, and our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect us.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The trading price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 48,237,472 Ordinary Shares, excluding the number of Ordinary Shares issuable upon vesting of our outstanding restricted share units, were outstanding as of March 31, 2025. The Ordinary Shares held by our directors and executive officers were available for sale upon the expiration of the lock-up period, subject to certain restrictions. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

In addition, in November 2024, we adopted the 2024 Global Equity Incentive Plan (the “2024 Plan”) and the initial maximum number of Ordinary Shares which may be granted and issuable pursuant to the 2024 Plan is 10,245,000 Ordinary Shares, as adjusted retroactively to give effect to the share subdivision of the Company, which was initially approved on December 31, 2024. As of the date of this annual report, we have granted certain restricted share units to certain of our directors, employees and a consultant under the 2024 Plan, where certain underlying shares are not issued as of the date of this annual report. See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — B. Compensation — Share Incentive Plan.” We may grant additional options or share-based awards to employees, directors and consultants in the future. To the extent that any of these restricted share units are vested and issued, and any of such shares are sold in the market, it could have an adverse effect on the market price of our Ordinary Shares.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the BVI Companies Act and our memorandum and articles of association. Under BVI law, we may only pay dividends we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our Company will not be less than the sum of our total liabilities. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Item 8. FINANCIAL INFORMATION – A. Consolidated Statements and Other Financial Information – Dividend Policy” section for more information.

If securities or industry analysts do not publish research or reports about us or the business of our subsidiaries, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or the business of our subsidiaries. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Companies Act, and the common law of the BVI. The rights of shareholders to take legal action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors and officers under BVI law are governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Companies Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Companies Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Ordinary Shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

•	at least 75% of our gross income for the year is passive income; or

•
the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. With the amount of cash we raised in our past offerings, together with any other assets held for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income. It is believed we are not a PFIC for the taxable year ending March 31, 2025. We will continue to make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. ADDITIONAL INFORMATION — E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”) Consequences.”

The price of our Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-runup, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. There is no assurance that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Item 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

The Company was incorporated under the laws of the British Virgin Islands with limited liability on June 25, 2010 under the original name of “IAM Group Inc.”, which name was changed to “Waton Financial Limited” on July 5, 2023. The Company holds equity interests in its subsidiaries in Hong Kong, the Cayman Islands and the British Virgin Islands, and does not operate its business through variable interest entities (“VIE”). As of the date of this annual report, Waton Financial Limited does not have any subsidiaries incorporated in Mainland China. This corporate structure involves unique risks to investors. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to the Company may be restricted by the debt the subsidiaries incur on their own or laws and regulations applicable to them. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Ordinary Shares— We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders.”

Completion of the Initial Public Offering (“IPO”)

On April 2, 2025, we closed our IPO of 4,375,000 Ordinary Shares at a public offering price of $4.00 per share. Gross proceeds of our IPO totaled approximately US$17.45 million, before deducting underwriting discounts and other related expenses. Simultaneously with the closing of the IPO, the Company also issued and sold an additional 656,250 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO, at the public offering price of US$4.00 per share. As a result, the Company raised additional gross proceeds of US$2.625 million, before deducting underwriting discounts and offering expenses. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “WTF” on April 1, 2025.

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive offices are located at Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong, and our phone number is +852 2853 1818. Our registered office in the British Virgin Islands is located at Rodus Building, P.O. Box 3093, Road Town, Tortola, British Virgin Islands. Our website addresses are http://www.waton.com/, https://wtf.us and https://wtf.ai. The information contained in, or accessible from, our websites or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

We are a holding company incorporated in the British Virgin Islands. We are a provider of securities brokerage and financial technology services primarily through our Hong Kong subsidiaries, Waton Securities International Limited, or WSI, and Waton Technology International Limited, or WTI.

WSI is principally engaged in the provision of (i) securities brokerage services for securities listed on the Hong Kong Stock Exchange, including shares under the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the New York Stock Exchange (NYSE) and the Nasdaq Stock Market, margin financing services and other ancillary services through WSI’s electronic trading platform to its corporate and individual brokerage customers and bond distribution services; and (ii) software licensing (including subscription based) and related support services including the licensing of trading platform APP, upgrades and enhancements, maintenance and other related services to financial institutions. Since September 2023, WTI has provided software licensing (including subscription based) and related support services in order to focus on the expertise of operations and service areas. WSI has developed and provided Broker Cloud solutions to securities brokers with the combination of software licensing (including subscription based) and related support services, securities brokerage services, margin financing services and other related services, where securities broker customers are provided with a perpetual on-premise licensed trading platform APP and optional related support services, with the front-, middle- and back-office operation functions and securities trading function where securities trading orders can be cleared and settled through WSI.

Founded in 1989, WSI is an established integrated securities broker in the Hong Kong financial services industry. WSI is licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under HKSFO in Hong Kong. WSI is a Hong Kong Stock Exchange participant and holds one Hong Kong Stock Exchange trading right. WSI provides securities brokerage services through WSI’s integrated electronic trading platform, which is easy to access, use, and deposit to WSI’s customers. The trading platform can be accessed through WSI’s APP, which provides WSI’s customers with a seamless and secured trading experience. WSI offers its customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. WSI further provides its customers with market data, news and research, so as to help them make well-informed investment decisions. WSI has accumulated a corporate and individual customer base across the globe, including a securities brokerage company in New Zealand known as Wealth Guardian Investment Limited (“WGI”), which is a related party of the Company. We derived a substantial portion of revenues from WGI, which accounted for 64.2%, 39.5% and 81.5 % of our total revenues in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — B. Related Party Transactions” and “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results.” By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. As of March 31, 2025, WSI had more than 6,700 securities brokerage customers who opened trading accounts with WSI, 69 of which are corporate customers who opened corporate accounts and three of which are introducing broker customers who opened omnibus accounts. The remaining portion of the securities brokerage customers are individual customers who opened individual accounts and typically trade through WSI’s trading platform APP. As of the same date, WSI had approximately 1,000 active customers, who were registered customers with assets in their trading accounts. We generate brokerage and commission income from WSI’s securities brokerage, bond distribution and other ancillary services and interest income from WSI’s margin financing services, and our brokerage and commission income and interest income which amounted to approximately US$5.5 million, US$9.4 million, and US$2.3 million, and accounted for approximately 74.4%, 93.4% and 39.9% of our total revenues for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

Leveraging on WSI’s accumulated industry knowledge on the needs of small and medium-sized securities brokers and operational experience in online brokerage over the years, WSI started to develop the provision of fintech solutions in trading platform APP software licensing (including subscription based) and related support services targeting the securities brokers and securities-related financial institutions in April 2021. WSI provides one-stop, integrated and customized software solutions to develop trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and operational data management, in addition to the business-to-business securities order clearing and settlement services provided by WSI in the Broker Cloud solutions, which enables the securities broker customers to digitalize and streamline their business operations, and interact with the financial market more efficiently. As of March 31, 2025, WSI and WTI provided software licensing (including subscription based) and related support services to a total of 3 securities brokers and securities-related financial institutions,  including WGI, which is a related party of the Company. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — B. Related Party Transactions” and “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results”, respectively. We generate software licensing and related support service income from WSI’s and WTI’s software licensing (including subscription based) and related support services, which amounted to approximately US$1.8 million, US$1.4 million, and US$3.5 million, and accounted for approximately 24.2%, 13.7% and 60.1% of our total revenues for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. WSI and WTI have outsourced the software licensing (including subscription based) and related support services to Shenzhen Jinhui Technology Co., Ltd., a related party of the Company. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — B. Related Party Transactions” and “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software development and related support services.”

Our revenues decreased by approximately 25.9% from approximately US$10.1 million for the fiscal year ended March 31, 2024 to approximately US$7.5 million for the fiscal year ended March 31, 2025. Our revenues grew by approximately 75.2% from approximately US$5.7 million for the fiscal year ended March 31, 2023 to approximately US$10.1 million for the fiscal year ended March 31, 2024. Approximately 64.2%, 39.5% and 81.5% of the total revenues for the fiscal years ended March 31, 2025, 2024, and 2023, respectively, were derived from WGI, a related party of the Company. Our net loss was approximately US$12.0 million for the fiscal year ended March 31, 2025, compared to net income of approximately US$2.5 million and US$3.1 million for the fiscal year ended March 31, 2024 and 2023, respectively. Our adjusted net loss, which excludes share-based compensation expenses and its related income tax effects, was approximately US$3.2 million for the fiscal year ended March 31, 2025, compared to the adjusted net income of approximately US$2.5 million and US$3.4 million for the fiscal year ended March 31, 2024 and 2023, respectively.

Our Competitive Strengths

We believe the following competitive strengths have contributed, and will contribute, to our growth:

Fintech service provider of integrated, accessible, expedited and cost-effective software licensing (including subscription based) and related support services, which are adaptive to the specific demands of small and medium-sized securities brokers.

Based on our understanding of the needs of small and medium-sized securities brokers and experience accumulated over the years, we have identified the practical difficulties and challenges encountered by these companies in building up their technology infrastructure and digitizing their trading platforms. WSI provides trading platform APP solutions through its software licensing (including subscription based) and related support services, which can be adaptive to various specific requirements of small and medium securities brokers and helps them to digitalize and streamline their business operations. Our Broker Cloud solutions deliver one-stop, integrated development services of trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and operational data management, in addition to the business-to-business securities order clearing and settlement services provided by WSI. We believe the small and medium-sized securities brokers are provided with a single point of entry to our integrated fintech solutions which expedite their daily operation uses and enhance their competitiveness in the securities market and business scalability. Through our trading platform APP solutions, customers enjoy the cost-effective benefits of low upfront costs and minimal IT infrastructure. As a partner for the small and medium-sized securities brokers that seek to advance their digitalization and efficiency, we believe we are well positioned to strengthen our development as a business-to-business fintech service provider in the securities brokerage market and capture more market growth opportunities in the near future.

Our fintech services benefit securities broker customers with the integrated upstream industry supply chain and the growth potential of downstream end user markets

Leveraging our industry knowledge, operational experience and capabilities of implementing fintech innovations, we integrate various suppliers and resources in the upstream supply chain of the securities brokerage industry such as certification, market data and cloud storage services in our solutions. Through software licensing (including subscription based) and related support services, our subsidiaries’ customers are able to build up an electronic trading platform with enhanced volume, capacity and efficiency of execution. Such platform is accessible to customers’ downstream end users in target markets, promoting customers to expand their businesses into new markets and enhance customers’ and their end users’ experience. Through the provision of technical support services, we continuously obtain customers’ feedback, improves the services and strengthens the business relationships with customers, which help us to secure upselling opportunities and new business engagements. In view of the market demand and potential in the digitalization of securities brokerage services, we believe we will be able to accelerate the digital transformation of securities brokerage industry by continuously incorporating the best industry practices into our services based on industry competition and customers’ feedback. As such, we believe we will be able to enhance our overall brand value, strengthen existing business relationships with customers and capture new business opportunities.

Our business lines of services along the securities brokerage industry value chain generate a diversified revenue mix and build customer loyalty

We believe that the complementary nature of our subsidiaries’ business lines along the securities brokerage industry value chain create synergy, which enables us to generate diversified sources of revenue. Through Broker Cloud solutions, WSI’s securities broker customers introduce end users to use the trading, clearing and settlement services provided by WSI for securities traded on different stock exchanges. Specifically, WGI, a related party customer who used our securities brokerage services and margin financing services and other ancillary services, contributed brokerage and commission income and interest income, comprising approximately 48.1%, 27.6% and 33% of our total revenues in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. Moreover, the customers of our fintech solutions are empowered with various monetization methods along the securities brokerage industry value chain and able to offer their end users broad product offerings and trading capabilities. For example, the incorporation of HKIPO subscription function in the trading platform APP in place of offline new share subscription services has effectively expanded the revenues stream. Such securities broker customer could continue to attract and retain their end users with seamless investing experience through the trading platform APP with enhanced functions. Consequently, we solidified the ongoing relationship with WSI’s securities broker customer and their end users. We believe through our services, the key stakeholders along the securities brokerage industry value chain and end users are well connected. With such connection, WSI’s securities broker customers who are empowered by the digitalized trading platforms can better engage their end users and enhance profitability through diversified product offerings and increased trading volume. We believe we are able to generate diversified revenue streams along the securities brokerage industry value chain and benefit from business cross-selling opportunities.

Visionary and Experienced Management Team

We have a highly experienced management team. The majority of our senior management team are financial industry veterans with an average of 20 years of experience and possess international exposure, who bring abundant industry expertise and foresight to us. Their profound industry background and experience lay the solid foundation to achieve our vision. Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder who owns more than 5% of the issued and outstanding Ordinary Shares of our Company as of the date of this annual report, has worked across the financial industry and technology service industry and has a deep understanding and know-how of the financial industry and technology service industry, as well as insight into fintech services. Under the leadership of our management team, we have seized the market opportunity to redefine and digitalize the securities brokerage services industry. We believe that with the right combination of technology and talent, we can help the fintech services market move more with less. We believe that our management team’s insightful industry knowledge and vision, international exposure, and strong execution capabilities significantly contribute to our growth.

Our Growth Strategies

Our business model, competitive strengths and licensing qualifications provide us multiple avenues of growth. We are committed to the digital transformation of financial services in the securities brokerage industry through the following key strategies:

Continue to expand our customer base in the financial services industry through software licensing services

We believe WSI has ample growth potential to attract more small and medium-sized securities brokers and other financial institutions with the software licensing (including subscription based) and related support services. We plan to expand our customer base through our continuous efforts to serve more securities brokers in different countries and regions with the software licensing (including subscription based) and related support services and Broker Cloud solutions, particularly those that have not undergone digital transformation. We will also continue to strengthen our relationships with existing customers by enhancing customer engagement and service offerings. We will use various sales and marketing channels, such as online platforms, referrals and offline networking events, to promote our brand awareness and market reputation. We believe we can expand our subsidiaries’ market presence as a business-to-business fintech services provider in the securities brokerage market of different countries and regions and capture new business opportunities, leveraging on the synergies built by our fintech solutions along the industry value chain.

Enhance our existing services, develop our asset management business and expand our service offerings

To further strengthen WSI’s securities brokerage services, we have been exploring new categories of services or tradable products with demand potential, such as securities traded in other stock exchanges, and including the trading services for such securities in the trading platform APP. In November 2023, WSI commenced new bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary to procure the subscription of bonds listed on the Hong Kong Stock Exchange or MOX, Macau’s platform for bond listing and trading, and unlisted bonds in return for commission income. As of the date of this annual report, we have not made publicly available to our users a trading function for Micro Connect’s Daily Revenue Pools (“DRP”) products in the trading platform APP, and a minimal portion of DRP transactions has been executed manually via email for continuous testing and integration purpose.

As WSI is licensed by the HKSFC to conduct Type 9 regulated activity (asset management), we have allocated resources to the development of asset management business by launching or planning to launch funds with different types of investments portfolios to expand customers’ investment options. We anticipate that the proper development of asset management services will generate asset management fees and expand the service types offered to customers, which we believe could lead to synergistic growth in WSI’s securities brokerage services. WSI intends to seek to and/or act as an investment advisor and fund manager with respect to funds that will be segregated and invested in a wide variety of investment portfolios, including assets such as stocks, bonds, ETFs and investment funds. As of the date of this annual report, WSI, through Waton Investment Global SPC, has set up five segregated portfolios, has launched one segregated portfolio and passed resolutions to launch an additional segregated portfolio. To develop WSI’s asset management business, Waton Investment Global SPC has entered into an investment advisory consultancy agreement with Mr. Shi Mulang, a winner of the S.-T. Yau High School Science Award in 2021, to provide certain investment advisory services to a segregated portfolio, including identifying potential investments.

In addition, we plan to continue to expand our variety of service offerings by applying for applicable licenses from the HKSFC, such as Type 6 regulated activity (advising on corporate finance) under the HKSFO. We intend to provide advisory services to special purpose acquisition company (“SPAC”) which we believe could expand our source of revenue and market presence in the financial services industry. As of the date of this annual report, WSI has submitted a license application for the addition of Type 2 regulated activity (dealing in futures contracts) to the HKSFC which is undergoing review, and our subsidiary, Waton Sponsor Limited has engaged in the formation and sponsorship of Love & Health Limited, being a SPAC, as well as the proposed IPO of the securities of the SPAC. We will continue to explore the development of other value-added services to diversify our services and revenue streams, which we believe, will create synergies with the existing service offerings and further increase customers’ loyalty. We believe that our capability of enhancing the existing services and developing new products and services will enable us to capture new market opportunities and diversify our sources of revenue.

Focus on product and technology innovation and further strengthen our securities brokerage services and software licensing services

Leveraging WSI’s existing securities broker customer network, we intend to focus on product and technological innovation to further strengthen our competitive edges and we believe refining our solutions with technology would meet the customers’ evolving needs. With an aim to enhance user experience and engagement, WSI has engaged its related party supplier to explore enhancements in our solutions such as the use of a different APP interface to display the content of a page in order to enhance readability, and the support of HTML5 pages to provide seamless integration of mobile websites in the mobile application. In addition, WSI and WTI plan to develop and offer more comprehensive service functions of the Broker Cloud solutions through product and technology innovation. In particular, we believe virtual asset-related functions such as trading access to virtual assets trading platforms and AI-related functions such as customer services, investment advice and risk management, are important to the offer of innovative and cutting-edge financial services in the era of digitalization. We expect they will play a critical role in enhancing our subsidiaries’ customers’ business efficiency and performance. The HKSFC has approved WSI to conduct the business of introducing clients to virtual asset trading platform operators, subject to the certain licensing conditions including WSI shall only introduce its customers to HKSFC-licensed virtual asset trading platforms, with effect from January 23, 2025. As of the date of this annual report, WSI has been preparing to launch and has not commenced the Virtual Assets Introducing Agent Business. WTI has been sourcing suitable partners, such as HKSFC-licensed platform operators, to develop the new functions to have access to services such as virtual assets market data, trading, clearing and settlement services in our solutions. See “Item 3. KEY INFORMATION — D. Risk factors — Risks Related to Our Subsidiaries’ Business and Industry — If our subsidiaries are to provide services related to virtual assets, such as acting as an introducing agent for virtual asset trading platforms and acting as a software licensing (including subscription based) and related support service provider in providing virtual assets trading system solutions in the future, regulatory changes that impact our ability to provide such services as planned or failure to comply with the related regulation would cause a decline in our revenues, income, cash flow, results of operations or financial condition.” We will continue to enhance our know-how base and technology capabilities of digitalizing financial services so as to improve user experience, secure new business engagements, expand our range of service offerings and increase value-added services to customers.

Pursue investment, acquisition and strategic opportunities

We plan to pursue investment, acquisition and strategic opportunities that can enhance our competitive advantage and create value for our shareholders. We will seek to invest in, or acquire, companies, technologies, products or services that are complementary or synergistic to our core business, or that can help us enter new markets or segments. We will also explore strategic opportunities, such as joint ventures, collaborations or co-investments, with other financial service providers or industry players that can benefit both parties. As of the date of this annual report, we have not identified, or engaged in any material discussions regarding, any potential target.

Continue to attract and retain top talents

We intend to continue to attract and retain top talents who can contribute to our growth and success. We understand that talents are important to our business prospect, as they are the ones who develop, deliver and improve our products and services with their in-depth industry and international insights. They are the source of our technological innovation, business competitiveness and market reputation. We believe that by attracting and retaining top talents, we can enhance our capabilities in delivering quality services to customers.

Launch of a global AI strategy

We have recently announced a global AI strategy aimed at transitioning our business model to support AI-driven entities. As of the date of this annual report, we anticipate deploying certain critical success factors for the implementation of our global AI strategy, which include the following: (1) attracting and retaining high caliber talents suitable for the strategy; (2) attracting and cooperating with external individuals or entities with the quality supply of securities trading expertise that are suitable and willingly to be converted into AI trading agents; and (3) improving proprietary technology and broader industry-wide developments that enable the conversion of human trading expertise into AI trading agents with increasing efficiency and efficacy.

In view of these critical success factors, we intend to adopt the following primary initiatives for such AI strategy: (1) hiring a team of experts across Asia and North America, which team will spearhead our AI initiatives to drive innovation within our organization; (2) developing an application dedicated to (a) helping individuals train their AI trading agents, (b) enabling trained AI agents to be marketed via our existing platform, and exchanged for a price through various online crypto exchanges in a manner similar to a non-fungible token (NFT) or real world asset (RWA) transaction; (3) upgrading our existing platform to develop the ability to accept, execute, and coordinate orders from AI agents trained by our AI training application, the key features of which are expected to include accepting trade orders from AI agents identified by their owners, facilitating the exchange of AI agent ownership among interested buyers, seeking the best pricing for settlement, clearing, and margin services, showcasing the trading results of AI agents, and allowing other human traders to view, follow, and copy trades placed by AI agents on a subscription basis.

We also plan to take the following steps upon the fulfillment of the foregoing initiatives: (1) initiating an AI agent trading competition, which is expected to showcase the capabilities of our AI agents in trading; and (2) integrating top-performing AI agents, with the best-performing AI agents from such  competition to be integrated into our existing trading platform. These agents will be made available to introducing brokers, enhancing their end users’ trading performance and their own financial outcomes.

Our Services

Securities brokerage services

Founded in 1989, WSI is an established integrated securities broker in the Hong Kong financial services industry. WSI is licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under HKSFO in Hong Kong. WSI is a Hong Kong Stock Exchange participant and holds one Hong Kong Stock Exchange trading right. WSI provides securities brokerage services through WSI’s integrated electronic trading platform, which is easy to access, use, and deposit. The trading platform can be accessed through WSI’s APP, which provides WSI’s customers with a seamless and secured trading experience. WSI offers its customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. WSI further provides its customers with market data, news and research, so as to help them make well-informed investing decisions. Approximately 55.6%, 28.6% and 95.1% of the brokerage and commission income in the fiscal years ended March 31, 2025, 2024, and 2023, respectively, was recognized from transactions accessed through WSI’s APP. By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. We generate brokerage and commission income from WSI’s securities brokerage, bond distribution and other ancillary services and interest income from WSI’s margin financing services. In the fiscal years ended March 31, 2025, 2024, and 2023, we generated approximately US$3.0 million, US$2.4 million and US$2.1 million brokerage and commission income from the securities brokerage services, which contributed to approximately 40.9%, 23.9% and 36.3% of our corresponding total revenues; and we generated approximately US$1.3 and US$5.8 million in brokerage and commission income from the bond distribution services, which contributed to approximately 17.7% and 58.0% of our total revenues for the fiscal year ended March 31, 2025 and 2024. Specifically, WGI, a related party customer who used our securities brokerage services and margin financing services and other ancillary services, contributed brokerage and commission income and interest income, comprising approximately 48.1%, 27.6% and 33% of our total revenues in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — B. Related Party Transactions” and “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results.”

WSI offers its customers a wide variety of securities traded on the Hong Kong Stock Exchange and the U.S. major stock exchanges including NYSE and Nasdaq. These products include:

•
Stocks. (i) Stocks of listed companies on the Hong Kong Stock Exchange; (ii) eligible A shares under the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect; and stocks of companies listed on the U.S. major stock exchanges.

•	Derivatives. Hong Kong Stock Exchange traded equity warrants, derivative warrants and callable bull/bear contracts; and U.S. major stock exchanges traded stock options.

•	Bonds. Treasury bonds, corporate bonds and convertible bonds listed on the Hong Kong and bonds listed the U.S. major Stock Exchanges.

•	Funds. Listed funds, authorized funds, other funds in the market and exchange-traded funds (ETFs) listed on the Hong Kong and the U.S. major stock exchanges.

WSI charges commission fees to customers for trades conducted through its trading platform based on the transaction amount, subject to a minimum charge per transaction, and other handling fees and transaction fees. To better serve the individual needs of WSI’s customers, WSI determines the fixed commission rates when it entered into contract of each transaction and the setting of the commission rates may vary and is determined based on the types of securities, orders, accounts, services bundles, trading volume and other factors. WSI generally offers no discount to its customers.

The table below summarizes the current pricing of WSI’s securities brokerage services for securities traded on different stock exchanges.

Stock Exchanges on which securities are traded	Pricing terms*	Other fees and expenses
NYSE and Nasdaq-Traded Stocks	Commissions: US$0.0099 per share, subject to a minimum charge of US$2) per transaction	Applicable fees charged by the relevant stock exchanges and transaction fees charged by other third parties

The Hong Kong Stock Exchange-Traded Stocks	Commissions: 0.03% to 0.5% of the transaction amount, subject to a minimum charge of HK$20 (approximately US$2.55) per transaction	Applicable transaction fees charged by the Hong Kong Stock Exchange, HKSFC, Computershare and stamp duty charged by the Hong Kong government

Eligible A shares under the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect	Commission: 0.03% to 0.5% of the transaction amount, subject to a minimum charge of RMB20 (approximately US$2.77) per transaction
Applicable transaction fees charged by the Shanghai Stock Exchange or the Shenzhen Stock Exchange, China Securities Regulatory Commission, Hong Kong and PRC clearing agencies, and stamp tax charged by the PRC government

*	Note: WSI also charges handling fees for other services, such as clearing and settlement services, initial public offering subscription and dividend collection handling services, etc.

WSI has obtained various licenses to conduct its business operations and has also obtained stock exchange trading right to supplement WSI’s service offerings. The table below sets forth WSI’s licenses and trading right obtained in the jurisdiction of Hong Kong as of the date of this annual report.

Entity name	License type/ trading right	Effective period(Note 1)
WSI	HKSFC Type 1 License – Dealing in securities(Note 2)	Since December 21, 2004
WSI	HKSFC Type 4 License – Advising on securities	Since February 10, 2022
WSI	HKSFC Type 5 License – Advising on futures contracts	Since February 10, 2022
WSI	HKSFC Type 9 License – Asset management(Note 3)	Since February 10, 2022
WSI	The Stock Exchange of Hong Kong Limited (SEHK) Participant (Participant ID: 01322)	Since 1992
WSI	Hong Kong Securities Clearing Company Limited (HKSCC) Participant (Participant ID: B01322)	Since 1992

Notes:

(1)	The licenses or trading rights have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the respective granting authorities.

(2)	With respect to introducing clients to virtual asset trading platform operators, WSI is subject to the following licensing conditions:

(a)
WSI shall not hold client assets. The term “hold” is as defined under the HKSFO; and the term “client assets” means: (i) “client virtual assets”, which means any virtual assets received or held by the licensee, which are so received or held on behalf of a client or in which a client has a legal or equitable interest, and includes any rights thereto. The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (AMLO, Chapter 615 of the Laws of Hong Kong); and (ii) “client money”, which means any money received or held by the licensee, which is so received or held on behalf of a client or in which a client has a legal or equitable interest, and includes any accretions thereto whether as capital or income.

(b)
WSI shall only introduce persons which are its clients in respect of its business in Type 1 regulated activity (dealing in securities). The term “dealing in securities” is specified in Part 2 of Schedule 5 to the HKSFO.

(c)
WSI shall only engage in the introduction of persons to establish accounts with an SFC-licensed virtual asset trading platform (SFC-licensed platform) to effect dealing in or make offers to deal in virtual assets directly. WSI shall not communicate any offers to effect dealings in virtual assets to the SFC-licensed platform. Prior to introducing clients to establish accounts with an SFC-licensed trading platform, WSI should enter into a written client agreement with clients which should set out a clear description of the nature of the services to be provided to or available to the client, including the role and obligation of the licensee and that it would not provide any dealing, financial accommodation, settlement or custody services. The term “SFC-licensed platform” means a virtual asset trading platform operator which is licensed by the SFC pursuant to section 116 of the HKSFO and/or section 53ZRK of the AMLO. The term “virtual asset” is defined in section 53ZRA of the AMLO.

(3)
The type 9 regulated activity (asset management) license is subject to the licensing condition that, WSI shall only provide services to professional investors. The term “professional investor” is as defined in the HKSFO and its subsidiary legislation.

Securities Clearing

As WSI is a licensed broker in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and the Central Clearing and Settlement System of Hong Kong, WSI independently manages all steps involved in processing trading transactions for securities listed on the Hong Kong Stock Exchange.

For securities traded on the major stock exchanges in the U.S., WSI aggregates trade instructions from customers and, without disclosing underlying customer names or fund details, collaborates with U.S. qualified execution brokers for execution and settlement. The U.S. execution brokers charge WSI commission expenses for executing and/or clearing transactions. From the customer’s perspective, the process is seamless as WSI handles all customer communications and touchpoints, including delivery and receipt of funds.

Our Trading Platform

We strive to provide WSI’s users with a user-friendly interface, smooth transaction experience and reliable functionalities. WSI provides its services through this integrated trading platform, which is accessible by mobile APP for both iOS and Android.

The modern and integrated interface of WSI’s all-in-one APP will provide straightforward user experience to WSI’s customers, which we believe will differentiate WSI from many other trading platforms. The user interface of WSI’s all-in-one APP contains five major tabs: “markets,” “discover,” “assets,” “news,” and “me.” The screenshots below illustrate the main screen for the market and trading account opening interface on WSI’s trading platform:

•
Markets. The markets tab streams the current market information for various stocks traded on the Hong Kong Stock Exchange the U.S. major stock exchanges, including historical prices, real-time prices and trading volume. Through this tab, users can place several types of stocks orders fast and conveniently.

•	Discover. The discover tab provides users the information of the latest IPOs on the Hong Kong Stock Exchange and other investment products.

•	Assets. The assets tab provides users with their account statements and enables users to manage their funds.

•	News. The trading tab feeds users with the market news, WSI’s analytical reports, third-party analysis and business news for the particular stocks that the users select.

•	Me. The me tab allows users to review and revise their personal information and communicate with customer representatives online.

Securities Brokerage Customers

WSI has accumulated a corporate and individual customer base across the globe. As of March 31, 2025, WSI had more than 6,700 securities brokerage customers who opened trading accounts with WSI, 69 of which are corporate customers who opened corporate accounts and three of which are introducing broker customers who opened omnibus accounts. The remaining portion of the securities brokerage customers are individual customers who opened individual accounts and typically trade through WSI’s trading platform APP. As of the same date, WSI had approximately 1,000 active customers, who were registered customers with assets in their trading accounts.

As of March 31, 2025, WSI had three introducing broker customers. The introducing broker customer is a securities brokerage company in New Zealand, namely, Wealth Guardian Investment Limited (“WGI”), which does not have requisite trading rights and/or is not a trading participant of the Hong Kong or the U.S. major stock exchanges. WGI is a related party of the Company and the largest customer for the fiscal years ended March 31, 2025, 2024, and 2023 who used our securities brokerage services and margin financing services and other ancillary services, contributed brokerage and commission income and interest income, comprising approximately 48.1%, 27.6% and 33% of our total revenues in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — B. Related Party Transactions” and “Item 3. KEY INFORMATION — D. Risk factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results” of this annual report for details. WSI has entered into arrangements with the introducing broker customer to maintain trading accounts with WSI. When the introducing broker customer’s customers place trade orders in respect of securities on the Hong Kong the U.S. major stock exchanges, it will, on behalf of its end users, place back-to-back orders through its trading accounts maintained with WSI, subject to the client accounts having sufficient funds for executing the trade orders. The introducing broker customer typically executes trades through WSI by using the built-in application programming interface (“API”) of the customized APP developed for the introducing broker customer and, alternatively, depending on the types of trade orders, such as IPO subscriptions, the introducing broker customer may execute the trades via offline manual communication. WSI will charge brokerage fees and disbursements, including trade fees charged by the relevant stock exchanges for executing the trade orders. The brokerage commission WSI charges to its introducing broker customer for trade execution is generally determined by negotiation with reference to the market rates. The fee models are the same as WSI charges in its brokerage commissions to individual customers. WSI’s commissions charged vary based on the arrangements with the introducing broker customers, the volume of trades and other factors.

Types of Accounts

WSI offers three types of customer accounts: individual account, corporate account, and omnibus account, depending on the nature of the account owner. Individual accounts and corporate accounts are owned by individual and corporate customers, respectively, and omnibus accounts are used by introducing broker customers. The customer accounts are cash accounts, and depending on the service needs of the customers, customers may further open and maintain a margin account with WSI. For the individual and corporate accounts, WSI is responsible for completing the “know your client” (KYC) and anti-money laundering (AML), procedures, including customer identity verification, account approval and disapproval, record keeping, monitoring and supervision of the accounts and other compliance functions. WSI activates an account with a new customer only after all necessary procedures have been completed with proper sign-off by the responsible officer of WSI. We believe that with WSI’s well-established IT infrastructure and streamlined organizational structure, the account opening process for individual and corporate accounts is smooth and efficient.

For the omnibus accounts, WSI also performs its KYC procedures to its introducing broker customers by obtaining supporting documents including, among others, identity credentials and address proof of significant controllers and directors, certificate of incorporation or certificate of incumbency, licensing information, board minutes, company search result and annual return. Omnibus accounts enable the managements of trades by more than one person and offer anonymity of the persons in the account. Transactions within the account are carried out in the name of the introducing broker customers. The introducing broker customers managing the omnibus account typically execute trades on behalf of their end user investors with funds inside the omnibus account. Trades are made in the name of the introducing broker customers, although WSI supports the function of providing trade confirmations and statements to each end user investor within the omnibus account based on the information provided by the introducing broker customers.

Bond distribution services

By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. WSI provides bond distribution services on best effort basis and will not commit to distribute on a fully underwritten basis.

WSI generates distribution commission based on certain pre-determined percentage of the funds raised in the transaction. The distribution commission varies from case by case and is determined after arm’s length negotiations with each customer who is the bond issuer. The commission rates could vary in a large range according to the difficulties in raising capital at the material time, the fund-raising size and terms of the bond, the business profile of the bond issuer, the credit risk of the bond issuer and the economic condition, for example, the interest rates and market sentiment.

For the fiscal year ended March 31, 2025 and 2024, we were engaged in four and eight bond distribution projects, respectively, including bonds listed on the Hong Kong Stock Exchange and MOX, Macau’s platform for bond listing and trading, and unlisted bonds. We generated approximately US$1.3 million and US$5.8 million in brokerage and commission income from the bond distribution services for the fiscal year ended March 31, 2025 and 2024, which contributed to approximately 17.7% and 58.0% of our corresponding total revenues.

Margin financing services

With an aim to diversifying WSI’s service offerings and better serve the needs of WSI’s customers, in the second quarter of 2022, WSI commenced to offer margin financing services to its customers to facilitate their purchases of securities on a margin basis, both for IPOs and in the secondary market. In each case, the relevant underlying securities are pledged as collateral in order to secure customers’ repayment obligations. In the fiscal years ended March 31, 2025, 2024, and 2023, we generated approximately US$1.2 million, US$1.2 million, and US$0.2 million, respectively, in interest income from the provision of margin financing services, which contributed to approximately 15.8%, 11.6% and 3.6% of our total revenues, respectively. Approximately 88.4%, 87.1% and 88.9% of the interest income during the fiscal years ended March 31, 2025, 2024, and 2023, respectively, was derived from WGI, a related party of the Company. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — B. Related Party Transactions” and “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results.”

The provision of margin financing services is conducted under WSI’s license for Type 1 regulated activity (dealing in securities), which allows WSI to provide financial accommodation to facilitate the acquisition of securities by WSI’s customers. WSI’s margin financing services are funded by internal cash flow, borrowings from financial institutions and shareholder’s loans. Each of WSI’s customers who wishes to obtain margin financing is required to open and maintain a margin account with WSI and sign an agreement before the commencement of any margin trading. The margin loan limit or credit limit which may be approved for a customer depends on their background (including employment status and investment experience), financial standing, credit history as well as trading behavior (including portfolio concentration and liquidity and/or price volatility of the stocks traded). In compliance with the relevant regulations of governing bodies, WSI monitors the margin limits and margin position of its customers on a regular basis. All margin loan limits are reviewed and adjusted, if necessary, by the responsible officers of WSI from time to time. When there is market volatility, the management may conduct a special review of the margin loan limits and decide if the margin loan limit needs to be adjusted. WSI monitors the margin position in respect of its customers’ margin accounts and issue top-up reminders or margin calls, depending on the loan-to-value ratio, defined as the ratio of outstanding margin loan to the value of the collateral of the relevant margin account customers.

As of March 31, 2025, a total of 3,881 margin accounts were opened for WSI’s customers, of which 424 were paying customers, defined as registered customers who have assets in their margin accounts.

WSI generates income from charging interest on the outstanding principal amount of margin loans provided to margin customers. The interest rate charged over margin customers ranged from 8%-10% per annum in the fiscal year ended March 31, 2025. The interest rate WSI charged is determined with reference to the relevant customer’s trading record, creditworthiness and trading behavior, the quality of securities pledged and/or other collateral given to secure the margin loan and our costs of fund for providing the margin financing services. WSI may charge higher interest rates to customers it considers as being of higher credit risk. The interest rate WSI offers to customers for subscriptions to shares offered under IPOs is generally determined on the same basis as the interest rate it offers for margin financing for other securities dealing purposes.

Software licensing (including subscription based) and related support services

Leveraging on our industry knowledge on the needs of small and medium-sized securities brokers and operational experience in online brokerage accumulated over the years, WSI started to develop the provision of fintech solutions in trading platform APP software licensing (including subscription based) and related support services targeting the securities brokers and securities-related financial institutions in April 2021. WSI provides one-stop, integrated and customizable software solutions to develop trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and securities order clearing and settlement services, enabling the securities broker customers to digitalize and streamline their business operations, and interact with the financial market more efficiently. Since September 2023, WTI has provided software licensing (including subscription based) and related support services in order to focus on the expertise of operations and service areas. As of March 31, 2025, WSI and WTI delivered the software licensing (including subscription based) and related support services to a total of five securities brokers and securities-related financial institutions, including WGI, which is a related party of the Company. We generated software licensing (including subscription based) and related support services income from software licensing (including subscription based) and related support services. In the fiscal years ended March 31, 2025, 2024, and 2023, the software licensing (including subscription based) and related support services income was approximately US$1.8 million, US$1.4 million, and US$3.5 million, respectively, which accounted for approximately 24.2%, 13.7% and 60.1% of our total revenues, respectively. Approximately 66.6%, 87.2% and 80.7% of the software licensing (including subscription based) and related support services income during the fiscal years ended March 31, 2025, 2024, and 2023, respectively, was derived from WGI, a related party of the Company. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — B. Related Party Transactions” and “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results.”

WSI and WTI integrates various suppliers and resources in the upstream supply chain of the securities brokerage industry such as certification, market data and cloud services (for example, optional cloud storage service, online installation, etc.), which empower securities broker customers to acquire the complete IT infrastructure with ease, regardless of their technical background or investment capacity. Through the software licensing (including subscription based) and related support services, the customers are able to build up a trading platform APP with enhanced volume, capacity and efficiency of execution and such platform is accessible to customers’ downstream end users in their target markets.

Services Workflow

Through WSI’s experience in developing its own trading platform APP, WSI has developed the system design and functions for a trading platform APP and owns the coding of such trading platform APP. Leveraging on WSI’s know how, WSI and WTI will not be required to start over the design of the detailed system for the trading platform APP, such as the information flow and programming specifications. Under the general workflow of the software licensing (including subscription based) and related support services, after WSI and WTI learn about a customer’s basic requirements on the front-end service functions and back-end management functions in the trading platform APP, WSI and WTI will work on designing the APP interface, and integrating the functions and APIs of the required third-party services such as securities trading, market data and banking remittance services in the trading platform APP. The trading platform APP is accessible by mobile APP for both iOS and Android and the backend management is accessible via webpage. In general, customers would not need specific software to integrate the trading platform APP into their existing computer environment. Subject to the complexity of specific requirements of the customers, for the standardized trading platform APP, WSI and WTI can deliver beta version of the trading platform APP and the user manuals to customers for delivery testing in one to four weeks. Any bugs identified during the delivery testing will be fixed and the trading platform APP will be ready for customers’ launch. Subsequent to the trading platform APP being developed and delivered to customers and depending on the requirements of customers, the customers may engage the post-contract maintenance and upgrading services for such trading platform APP to ensure that the APP remains functional and relevant over time.

Service scopes and pricing and fee models

WSI and WTI are engaged by customers to develop the trading platform APP on a project basis. Prior to the commencement of a project, WSI and WTI discuss the software functions and design and reach agreements with the customers on services terms and prices. The customers can select the software license services solely or a combination of the software license, maintenance and support services. In these agreements, the customers usually acknowledge that they will pay an agreed upon fixed fee. In the fiscal year ended March 31, 2025, three out of five of the customers of the software license services procured the maintenance and support services. And two out of five of the customers of the software license services were on subscription basis.

Types of Services	Pricing and fee models

Software licensing and subscription

The customers are primarily provided with a perpetual on-premise licensed trading platform APP. After the initial set up, deployment and acceptance, the customers take possession of the software.	Fixed fees, payable upon delivery of software, charged based on various factors, such as the complexity of APP functions and design of interface.

Starting from the fiscal year ended March 31, 2025, the customers are provided with a subscription based delivery of trading platform APP. After the initial setup, deployment and acceptance, the customers take no possession of the software.
Fixed annual package, typically 75% prepaid before initial set up and deployment, and 25% payable six months later after the acceptance;

Post-contract maintenance and support

The customers may opt for post-contract maintenance and support services, such as installation, trouble shooting, server status monitoring, network traffic monitoring and database operation and maintenance through the cloud hosted by WSI or WTI.

Fixed fees for a renewable contract term of 6 months or 12 months. Service fees charged based on various factors including the type of maintenance, the complexity and functionalities of the software and services usage and market pricing.

Types of Services	Pricing and fee models

Software upgrade

The customers may opt for unspecified major software updates and enhancements services to develop new features, or enhancements of the trading platform APP, when and if available, based on the business needs of the customers during the contract term.
Fixed fees for a renewable contract term of 6 months or 12 months. Service fees charged based on various factors including the complexity and functionalities of the software.

The software licensing and related support services deliver solutions for customers’ business processes, databases and systems with enhanced performance and customization. WSI and WTI offer to develop customizable one-stop trading platform APP with the following key standard functions and features that are suitable for front-end transaction executions, middle-end customer relationship management and back-office settlement operations for the securities broker customers.

Front-End Functions

The following front-end functions will be available to the end users of the APP:

•
Customer account, fund and information management. End users can register and open their securities account, deposit and withdraw their funds; and retrieve order history and account balance, and update their account information.

•
Securities trading counter. End users can submit various types of stocks trading orders, such as market order, limited price order, and conditional order that are routed to the U.S. and Hong Kong exchanges.

•
Market feeds and quotes and indicator analysis. End users can receive timely market news and data from high-end data providers in the industry and oversee quotes from the U.S. and Hong Kong exchanges and are provided with indicators and tools that encompass trend analysis, trading volume analysis, volatility analysis.

•
Customizable visual design and customer services. Based on the requirements of the securities broker customers, it offers the tailored app interfaces and services such as message center, help center and real-time customer services.

Middle-End Functions

•
Customer relationship management. Securities broker customers can access, manage and process all end users’ registration information and trading data and generate tailored analytical reports from the operational data to understand their customers and business profiles.

Back-End Functions

The following back-end functions will be available to the securities broker customers:

•
Risk Control management. Securities broker customers can access and monitor all end users trading activities and overall operating data and generate tailored analytical reports from the data to understand and control its risk profiles.

•
Deployment. The APP can be deployed on the app stores including iOS and Android. Securities broker customers may choose to deploy the APP on their own hardware servers and databases or the servers of a service provider. Securities broker customers may subscribe to WSI’s or WTI’s services through Amazon Web Services (AWS) or opt for other cloud service providers, so as to access computing power, storage, and databases without the set-up of the requisite IT resources.

Apart from the customizable visual design of the APP, WSI and WTI can also provide customizable trading platform APP in accordance with the specifications of the customers. An example of customization of the trading platform APP through tailored functionalities is to include simulated trading system functions in the APP for one of WSI’s customers. The simulated trading system replicates real market conditions using virtual money, enabling customers’ staff to test their strategies and improve their investment skills in a controlled environment, which serves as a useful tool for the customers.

Broker Cloud Solutions

WSI has developed and provided Broker Cloud Solutions targeting local or overseas securities brokers who do not have requisite trading rights and/or are not trading participants of the Hong Kong or the U.S. major stock exchanges, who may have one-stop service needs for both software licensing and related support services of WTI and securities brokerage services, margin financing services and other related services of WSI. Broker Cloud solutions are provided with the combination of software licensing and related support services of WTI and securities brokerage services, margin financing services and other related services of WSI, where securities broker customers are provided with a perpetual on-premise licensed trading platform APP and optional related support services. In addition to various front-end, middle-end and back-end functions embodied in the APP at the disposal of the securities broker customers, WSI provides clearing and settlement services where securities trading orders can be cleared and settled through WSI’s services connecting to relevant exchanges and central clearing and settlement systems. Such securities broker customer will open an omnibus account with WSI and become WSI’s introducing broker customer, who introduces and places back-to-back orders through the omnibus trading account on behalf of its end users. We believe WSI’s securities broker customers are empowered, through Broker Cloud solutions, with various monetization methods to offer their end users broad product offerings and trading capabilities, in particular, the securities traded on different stock exchanges including the NYSE or Nasdaq-traded stocks, the Hong Kong Stock Exchange-traded stocks and Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect stocks.

As of March 31, 2025, three out of eight companies who procured the software licensing and related support services had opened an omnibus account with WSI and become WSI’s introducing broker customer, being WGI, a related party of the Company, and also procured the securities brokerage services, margin financing services and other related services at the same time by its access to WSI’s trading platform APP through the built-in application programming interface (“API”) of the customized APP developed for WGI. We derive (i) software licensing and related support services income and (ii) brokerage and commission income and interest income, depending on the types of orders and services used by the introducing broker customers. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Our Services — Securities brokerage services — Types of Accounts” and “Our Services — Securities brokerage services — Securities brokerage customers” of this annual report for further details.

Asset management services

As WSI is licensed by the HKSFC to conduct Type 9 regulated activity (asset management), we have allocated resources to the development of asset management business by launching funds with different types of investments portfolios to expand customers’ investment options. As of the date of this annual report, WSI, through Waton Investment Global SPC (“WIG SPC”), has set up five segregated portfolios, has launched one segregated portfolio and passed resolutions to launch an additional segregated portfolio.

GRAND FULL SP I

In January 2025, WSI launched GRAND FULL SP I, a segregated portfolio of WIG SPC. WSI is appointed as the investment manager of GRAND FULL SP I, which entity is responsible for managing the investments GRAND FULL SP I in pursuit of its investment objective and in accordance with its investment strategies and restrictions. Details of GRAND FULL SP I, and the engagement of WSI as investment manager of each of GRAND FULL SP I are set out below:

Name of segregated portfolio:	GRAND FULL SP I

Investment manager:	WSI

Investment objective and investment strategy:	To provide investors with long term capital appreciation through its investments globally.

In particular, GRAND FULL SP I intends to employ a strategy for the portfolio primarily (with 80% allocated to fixed-income assets) focuses on fixed income as the foundation, emphasizing cash management through trading interest rate bonds, interbank notes, low-risk money market funds, and bond funds. The remaining 20% is allocated to floating strategies, such as options, equities, and index strategies to generate stable additional returns

Target investors:	Investors who are professional investors (within the meaning of the HKSFO, including professional investors as defined by the Securities and Futures (Professional Investor) Rules)

Capital contributions:	As of the date of this annual report, the total subscriptions received by GRAND FULL SP I amounted to US$4 million.

Investors:	As of the date of this annual report, GRAND FULL SP I has 2 investors.

Fees payable to WSI as investment manager:	•	Management fee: 1.7% per annum of the net asset value of GRAND FULL SP I;

•
Performance fee: equal to the relevant percentage of the realized and unrealized appreciation in the net asset value per series of class of shares during a calculation period above the current peak net asset value per the relevant series of the relevant class of shares. WSI is entitled to waive the performance fee at its discretion; and

	•	Subscription fee: 1% of the subscription amount of portfolio shares of GRAND FULL SP I subscribed. The directors of WIG SPC are entitled to waive the subscription fee at its discretion.

Seasonality

Seasonality does not materially affect our subsidiaries’ business or operating results. Historically, WSI has experienced fluctuations due to trading volumes of certain key customers. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from a small number of key customers.” Our revenues also depend substantially on WSI’s customers’ overall trading volumes, which are influenced by the general trading activities of the market, see “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Because our revenues and profitability depend largely on customers’ trading volume, they are prone to significant fluctuations and are difficult to predict.”

Customers

The customers of WSI’s securities brokerage services include corporate, institutional, and retail investors. The customers of software licensing and related support services of WSI and WTI include securities broker customers and asset management companies.

We had a concentration of revenues of 88.2%, 89.7% and 97.6% from the top five customers in the fiscal years ended March 31, 2025, 2024, and 2023, respectively. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from a small number of key customers.” The largest customer in the fiscal years ended March 31, 2025, 2024, and 2023, is a related party of the Company, WGI. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — B. Related Party Transactions” and “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results.”

The following tables outline the approximate concentration of each of the top five customers comparing to our total revenues.

In the fiscal year ended March 31, 2025:

	Services provided by WSI and/or WTI	Concentration (%) in the fiscal year ended March 31, 2025

Largest customer	Software licensing and related support and securities brokerage services	64.2%
2nd largest customer	Bond distribution services	13.3%
3rd largest customer	Software licensing and related support services	6.7%
4th largest customer	Bond distribution services	2.8%
5th largest customer	Software licensing and related support services	1.2%
Total		88.2%

In the fiscal year ended March 31, 2024:

	Services provided by WSI and/or WTI	Concentration (%) in the fiscal year ended March 31, 2024

Largest customer	Software licensing and related support and securities brokerage services	39.5%
2nd largest customer	Bond distribution services	22.4%
3rd largest customer	Bond distribution services	12.5%
4th largest customer	Bond distribution services	8.3%
5th largest customer	Bond distribution services	7.0%
Total		89.7%

 In the fiscal year ended March 31, 2023:

	Services provided by WSI	Concentration (%) in the fiscal year ended March 31, 2023

Largest customer	Software licensing and related support and securities brokerage services	81.5%
2nd largest customer	Securities brokerage services	4.6%
3rd largest customer	Software licensing and related support services	4.4%
4th largest customer	Software licensing and related support services	4.4%
5th largest customer	Software licensing and related support services	2.7%
Total		97.6%

Our Suppliers

WSI and WTI have outsourced the development of their trading platform APP and the software licensing and related support services to an information technology company, Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”), a related party of the Company, which provides trading platform APP development and related support services to WSI and WTI. WSI and WTI possess the full ownership, including the coding of the trading platform APP. Shenzhen Jinhui charged fixed fees based on the complexity of the projects and such software licensing and related support services cost accounted for approximately 5.4%, 11.3%, and 21.1% of the total operating costs and expenses for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. See “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS — B. Related Party Transactions” and “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., a technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software development and related support services.” Save as disclosed above, we had no other major suppliers that accounted for over 10% of our total cost of revenues in the fiscal years ended March 31, 2025, 2024, and 2023. WSI engaged various service providers to provide services necessary for WSI’s business operations, such as the Hong Kong Stock Exchange, overseas external brokers and clearing and settlement, market data and internet service providers, all of which are independent third parties.

Marketing and Brand Promotion

We, through our subsidiaries, attract and retain customers by means of marketing and branding, customer development, and customer support and fulfilment of corporate social responsibility.

Marketing and Branding

To attract customers, we conduct marketing mainly through our websites, APP in the mobile APP stores such as Google Play Store and Apple App Store, referrals and offline networking events. We intend to expand our marketing efforts by using traditional marketing channels, such as participating industry exhibits organized by industry associations or media, and digital marketing.

Customer development and customer support

Our current and potential customers can initiative contact with WSI and WTI by means of phone calls, online messages, and emails. To enhance the relationship with our customers, we generally have a team dedicated to following up with customers to handle their questions about the trading platform and services.

Additionally, WSI’s members of the management team review customers’ transactions and trading behavior regularly to ensure that WSI has provided personalized and quality services and maintain good relationships with its existing customers. We believe this cultivates customers’ loyalty and encourages prospective customers to use our subsidiaries’ services.

Fulfilment of corporate social responsibility

With an aim to fulfil corporate social responsibility, WSI has made efforts to source socially responsible suppliers that integrate social and environmental concerns in their business operations. For example, our supplier Shenzhen Jinhui, has engaged Shenzhen Canyou Group Co., Ltd., a software technology company composed entirely of software technology elites with disabilities to provide software development services. We believe this contributes to the well-being of communities and improves WSI’s brand image.

Competition

The financial services industry in Hong Kong is highly competitive. We believe that the principal determinants of success in the brokerage market and are brand recognition, size of customer base, customer assets, ability to attract new customers, customer trading activity, efficiency of operations, technology infrastructure and advancements and access to financial resources; and in the fintech software solution market, are continuous innovation, market understanding, user experience, customer retention, date protection, upselling and marketing and resources for research and development. We also believe that the principal factors considered by customers in choosing a brokerage firm are reputation, customer service quality, price, convenience, product offerings, quality of trade execution, platform capabilities, innovation and overall value; and for a fintech software provider are reputation, product features and functionality, cost and pricing structure, scalability and overall value. Based on our experience and the success we have enjoyed to date, we believe that we presently achieve a competitive edge in each of these categories. The market for brokerage services and fintech software services, particularly electronic brokerage services, continues to evolve and is highly competitive. We experience significant competition and expect this competitive environment to continue. We encounter direct competition from numerous other brokerage firms, many of which provide online brokerage services and other fintech software solution providers. We also encounter competition from the broker-dealer affiliates of established full-commission brokerage firms as well as from banks, mutual fund sponsors, online wealth management services and other financial institutions and organizations, some of which provide online brokerage services or fintech solutions.

Licenses

We, through our subsidiaries, conduct business in Hong Kong and are, therefore, subject to the relevant restrictions of the regulatory requirements of Hong Kong.

Due to the licensing requirements of the HKSFC, WSI is required to obtain necessary licenses to conduct its securities brokerage business in Hong Kong. WSI’s business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC. WSI currently holds a Type 1 License for dealing in securities, a Type 4 License for advising on securities, a Type 5 License for advising on futures contracts and a Type 9 License for asset management. These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. WSI pays standard governmental annual fees to the HKSFC and is subject to continued regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, maintenance of insurance against certain specific risks, and submission of audited accounts and other required documents, among others. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Regulations — Regulations Related to our Business Operation in Hong Kong — Ongoing obligations for compliance by licensed corporations and intermediaries”. WSI currently is also a SEHK Participant and HKSCC Participant. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Regulations — Regulations Related to our Business Operation in Hong Kong — Exchange and Clearing Participantship.”

Intellectual Property

Our subsidiaries’ brand, trade names, trademarks, trade secrets, database and research reports and other intellectual property rights distinguish our services from those of our competitors and contribute to our competitive advantage in the financial services market.

As of the date of this annual report, we have registered four domain names, including www.infast.hk, www.waton.com, https://wtf.us and https://wtf.ai. As of the date of this annual report, we have registered three trademarks under the jurisdiction of Hong Kong.

Country	Trademark	Status	Applicant	Trademark Number	Classes	Date of Registration*
Hong Kong		Registered	WSI	305572530	36	March 24, 2021

Hong Kong		Registered	WSI	306059953	36	September 15, 2022

Hong Kong		Registered	WSI	306059971	36	September 15, 2022

*	Note: The registered trademarks in Hong Kong are valid for a period of 10 years beginning on the date of registration.

Employees

We had 47, 30, and 19 employees in our Company, including our subsidiaries, as of March 31, 2025, 2024, and 2023, respectively. The following table sets forth a breakdown of the number of our and our subsidiaries’ employees by job functions as of March 31, 2025:

Job Functions	Number of Employees

Management	8
Technology, Research and Development	9
Finance, Administration and Operation Support	15
Compliance and Internal Control	15
Total	47

All of our employees are located in Hong Kong. We enter into individual employment contracts with all employees to cover matters including confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. WSI and WTI pay into a mandatory provident fund scheme under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO and employment injury compensation insurance under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or ECO, for our employees.

As of the date of this annual report, none of our employees nor WSI’s employees are represented by unions. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Properties

As of the date of this annual report, neither we nor our subsidiaries own any real property. WSI has entered into two lease agreements with two independent third parties, the details of which are set out below.

Address	Gross Floor Area (square feet)	Use of the Property	Lease Term

S Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong	4,189	Office	From April 11, 2023 to April 10, 2026

House 5 and carpark spaces Nos. 171 and 172 at The Drake, 1 Tsing Lung Road, Siu Lam, Hong Kong	17,500	Employee Residence and Parking Lots	From September 4, 2023 to September 4, 2025

We believe that our existing facilities are adequate for our current needs, and we will be able to obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

Insurance

WSI and WTI contribute to a mandatory provident fund scheme under the MPFSO. WSI and WTI have purchased and maintained the employees’ compensation insurance under the ECO, medical insurance for our employees and property all risks and business interruption insurance. In accordance with the Securities and Futures (Insurance) Rules of Hong Kong, WSI has purchased and maintained insurance for any loss arising out of the loss of client assets that are received or held by WSI in relation to its carrying in Hong Kong of a regulated activity, attributable to the fraudulent acts of WSI’s employees, robbery, theft or other fraudulent acts. However, WSI and WTI do not maintain general product liability insurance. In addition, we have purchased the directors’ and officers’ liability insurance for the Company’s directors and officers. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.

Legal Proceedings

We and our subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of the business of our subsidiaries.

As of the date of this annual report, save for the ongoing regulatory actions disclosed below, we and our subsidiaries are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our  management, is likely to have a material adverse effect on the business of our subsidiaries, and our financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect the business of our subsidiaries, and our financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We may be subject to litigation, arbitration or other legal proceeding risks.”

Ongoing Regulatory Actions

We and our subsidiaries are subject to various regulatory requirements, including those specified in law, regulations and guidelines issued by the competent regulatory authorities in Hong Kong, including but not limited to the HKSFC.

WSI is a licensed corporation under the HKSFO and may be subject to HKSFC inquiries and investigations from time to time. As of the date of this annual report, WSI has been involved in certain inquiries from the HKSFC concerning its practices and WSI is not subject to any regulatory fines or penalties or disciplinary actions as a result of the above incidents. However, no assurance can be given that the governmental authorities will not penalize WSI in the future. Please see “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders” for details. As the foregoing inquiries from the HKSFC are subject to statutory secrecy under Section 378 of the HKSFO, it is not possible for us to accurately predict if any disciplinary action will be taken against WSI after the conclusion of the inquiries and, if so, the nature and extent of any such action. If, after the HKSFC’s inquiries have been concluded, the HKSFC identifies misconduct or material non-compliance, the HKSFC could take various regulatory actions, which may include, among other things, reprimands, fines and/or suspension or revocation of licenses and trading rights and, if imposed, might materially and adversely affect our reputation, prospects and financial condition. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI is subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on its future business activities or suspension or revocation of its licenses and trading rights, and consequently may materially and adversely affect the business of WSI and our financial condition, operations and prospects.”

Regulations

Regulations Related to our Business Operation in Hong Kong

Regulations related to our Securities Brokerage Services and Related Services

Licensing regime

The HKSFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the HKSFO, unless any exemption under the HKSFO applies, a corporation which is not an authorized financial institution but carries out the following activities must be licensed by the HKSFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity); or (ii) actively marketing, whether by itself or another person on its behalf and whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, and such services would constitute a regulated activity if provided in Hong Kong.

Responsible Officer

Each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the responsible officers must be an executive director of the licensed corporation as defined under the HKSFO. As defined by the HKSFO, an “executive director” refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must seek HKSFC’s prior approval as responsible officers accredited to the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business of the regulated activity for which the corporation is licensed. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she satisfies the requirement in relation to sufficient authority and is fit and proper to be so approved. A responsible officer applicant must have sufficient authority to supervise the business of the regulated activity within the licensed corporation. Additionally, the responsible officer applicant must be competent, having regard to his/her academic/industry qualifications, relevant industry experience, management experience and regulatory knowledge.

Licensed Representative

An individual is required to be a licensed representative if he or she is performing a regulated function for his or her principal which is a licensed corporation in relation to a regulated activity carried on as a business, or he or she holds himself out as performing such a function. A person who intends to apply to be a licensed representative must demonstrate his or her competence requirement under the HKSFO. An applicant has to establish that he or she has the requisite basic understanding of the market in which he or she is to work as well as the laws and regulatory requirements applicable to the industry. The HKSFC will have regard to the applicant’s academic and industry qualifications and regulatory knowledge in assessing the applicant’s competence to be licensed as a licensed representative.

Managers-in-Charge of Core Functions, or the MICs

A licensed corporation is required to designate certain individuals as MICs and provide to the HKSFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation: (a) overall management oversight; (b) key business lines; (c) operational control and review; (d) risk management; (e) finance and accounting; (f) information technology; (g) compliance; and (h) anti-money laundering and counter-terrorist financing.

The management structure of a licensed corporation (including its appointment of MICs) should be approved by the board of the licensed corporation. The board should ensure that each of the licensed corporation’s MICs has acknowledged his or her appointment as MIC and the particular core function(s) for which he or she is principally responsible.

As of the date of this annual report, through WSI, we have registered and maintained the following licenses from HKSFC: (i) HKSFO Type 1 License, effective since December 21, 2004, for conducting regulated activities related to dealing in securities; (ii) HKSFO Type 4 License, effective since February 10, 2022, for conducting regulated activities related to advising on securities; (iii) HKSFO Type 5 License, effective since February 10, 2022, for conducting regulated activities related to advising on futures contracts; and (iv) HKSFO Type 9 License, effective since February 10, 2022, for conducting regulated activities related to asset management. WSI has appointed two responsible officers to directly supervise the conduct of each regulated activity that WSI licensed for.

Ongoing obligations for compliance by licensed corporations and intermediaries

Fit and proper requirement

In April 2017, the HKSFC issued the Licensing Handbook (last updated in January 2022), which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the HKSFO and its subsidiary legislation as well as the codes and guidelines issued by the HKSFC.

The Fit and Proper Guidelines issued by the HKSFC under section 399 of the HKSFO summaries certain matters that the HKSFC will generally consider when determining whether the person is a fit and proper person to be licensed under the HKSFO. The Fit and Proper Guidelines apply to a number of persons including, among others, an individual who applies for license or is licensed under Part V of the HKSFO, a licensed representative who applies for approval or is approved as a responsible officer under Part V of the HKSFO, a corporation which applies for license or is licensed under Part V of the HKSFO and a substantial shareholder of a licensed corporation who applied for approval or is approved as a substantial shareholder under section 132 of the HKSFO.

Under the Fit and Proper Guidelines, the HKSFC will consider the following matters of the applicant in addition to any other issues as it may consider to be relevant:

(a)	financial status or solvency;

(b)	educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)	ability to carry on the regulated activity concerned competently, honestly, and fairly; and

(d)	reputation, character, reliability, and financial integrity of the applicant and other relevant persons as appropriate.

The HKSFC will consider the above matters in respect of the person (if an individual), the corporation and any of its officers (if a corporation).

In addition to the above, the HKSFC may also take into account of the following matters:

(a)	decisions made by such relevant authorities as stated in section 129(2)(a) of the HKSFO or any other authority or regulatory organization, whether in Hong Kong or elsewhere, in respect of that person;

(b)	in the case of a corporation, any information relating to:

(i)	any other corporation within the group of companies; or

(ii)	any substantial shareholder or officer of the corporation or of any of its group companies;

(c)	in the case of a corporation licensed under section 116 or 117 of the HKSFO or registered under section of the HKSFO or an application for such license or registration:

(i)	any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and

(ii)
whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

(d)
in the case of a corporation licensed under section 116 or section 117 of the HKSFO or an application for the license, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

(e)	the state of affairs of any other business which the person carries on or proposes to carry on.

The HKSFO empowers the HKSFC to take disciplinary actions, pursuant to section 194 or section 196 of the HKSFO, against a regulated person of a licensed person or registered institution respectively if: (a) the person is, or was at any time, guilty of misconduct; or (b) the SFC is of the opinion that the person is not a fit and proper person to be or to remain the same type of regulated person. A breach of licensing conditions or any confirmation and undertakings provided to the HKSFC may be considered as misconduct under the HKSFO and may call into question the fitness and properness of a licensed corporation and other licensed persons concerned to remain licensed. Under section 132 of the HKSFO, the HKSFC would refuse the application for a person to become or continue to be a substantial shareholder of the licensed corporation concerned unless the relevant person satisfies the HKSFC that the corporation will remain a fit and proper person to be licensed if the application is approved.

Maintenance of minimum paid-up share capital and liquid capital

Depending on the type of regulated activity, licensed corporations must maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) or the Financial Resources Rules. If a licensed corporation conducts more than one type of regulated activity, the minimum paid-up share capital and liquid capital that it must maintain shall be the highest amount required amongst those regulated activities. WSI is licensed to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities on the conditions that, or Type 9 regulated activity, WSI shall only provide services to professional investors. Under the Financial Resources Rules, WSI shall, at all times, maintain minimum paid-up share capital of HK$10,000,000 (approximately $1,282,051), since WSI provides securities margin financing. As for the minimum liquid capital requirement, WSI shall, at all times, maintain a minimum liquid capital of HK$3,000,000 (approximately $384,615) according to the Financial Resources Rules. WSI is also required to submit monthly financial resources returns to the HKSFC as required under the Financial Resources Rules.

If a licensed corporation offers credit facilities to its customers who would like to purchase securities on a margin basis, or provides financing for applications of shares in connection with IPOs, it must monitor its liquid capital level continuously in order to satisfy the Financial Resources Rules requirements. If the margin requirement of the licensed corporation increases, it would be required to maintain additional liquid capital. Pursuant to section 8A of the Securities and Futures (Client Securities) Rules (Cap 571H), the maximum aggregate market value of repledged securities must not exceed 140% of the value of margin loan balance at the end of a trading day. Further, pursuant to section 42(1) of the Financial Resources Rules, a licensed corporation licensed for Type 1 or Type 8 regulated activity shall include in its ranking liabilities, any amount receivable from any of its margin clients, when calculated on a client-by-client basis, exceeds 10% of the aggregate of amounts receivable from its margin portfolio.

Maintenance of segregated accounts and custody and handling of client securities

A licensed corporation and any associated entity of the licensed corporation must maintain segregated account(s), and custody and handling of client securities in accordance with the requirements of the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong), or the SFCSR. The SFCSR sets out how intermediaries and any associated entity of the licensed corporation should manage client securities and securities collateral that are listed or traded on the Hong Kong Stock Exchange, and are received or held in Hong Kong by or on behalf of the intermediary or any associated entity of the licensed corporation in the course of the conduct of any regulated activity for which the intermediary is licensed or registered. Pursuant to section 10(1) of the SFCSR, an intermediary and any associated entity of the licensed corporation should take reasonable steps to ensure that client securities and securities collateral of the intermediary are not deposited, transferred, lent, pledged, re-pledged or otherwise dealt with except as provided in the SFCSR. Similarly, General Principle 8 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission requires a licensed person to ensure that client assets are promptly and properly accounted for and are adequately safeguarded.

Maintenance of segregated account(s), and holding and payment of client money

A licensed corporation and any associated entity of the licensed corporation must maintain segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong) or the SFCMR. The SFCMR sets out the requirements to ensure proper handling of client money. It prescribes the treatment of client money received or held in Hong Kong by licensed corporations or any associated entity of the licensed corporation.

Issue of contract notes, statements of account and receipts

A licensed corporation must issue contract notes, statements of accounts and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules (Chapter 571Q of the Laws of Hong Kong), or the SFCNR unless an exemption applies. The SFCNR requires all licensed corporations entering into contracts with or on behalf of their clients to provide contract notes to their clients in the course of regulated activities for which they are licensed or registered. For those intermediaries providing financial accommodation or entering into margined transactions with or on behalf of their clients, it is also required under the SFCNR that a statement of account including a summary of the details of the account is provided to clients. In addition, licensed corporations are required to provide a monthly statement summarizing activities in the account for the month and, subject to some exceptions, receipts for client assets received.

Record keeping requirements

A licensed corporation must keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong), or the Recording-Keeping Rules. The Recording-Keeping Rules requires licensed corporations to keep proper records. It prescribes the records are to be kept by licensed corporations to ensure that they maintain comprehensive records in sufficient detail relating to their businesses and client transactions for proper accounting of their business operations and clients’ assets. In addition, the premises used for keeping records or documents required under the HKSFO and the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, must be approved by the HKSFC as required under section 130 of the HKSFO. Records must also be kept in accordance with the AMLO and related guidelines, as well as applicable company and general law requirements.

Submission of audited accounts

A licensed corporation must submit its audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong), or SFAAR. SFAAR prescribes the contents of the financial statements and the auditor’s report of such accounts to be submitted by licensed corporations to the HKSFC. Licensed corporations and associated entities of licensed corporations or authorized financial institutions (except for those which are authorized financial institutions) are required to submit their financial statements, auditor’s reports, and other required documents within four months after the end of each financial year as required under section 156(1) of the HKSFO.

Payment of annual fees

Licensed corporations, licensed persons and registered institutions should pay annual fees within one month after each anniversary date of the licenses or registrations under section 138(2) of the HKSFO.

Maintenance of insurance

A licensed corporation must maintain insurance against specific risks for specific amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong) unless exempted.

Notification to the HKSFC of certain changes and events

A licensed corporation is required by the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong) to notify the HKSFC of certain changes and events, which include, among others, (i) changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or its subsidiaries that carry on a business in any regulated activity; (ii) changes in the capital and shareholding structure of the licensed corporation; and (iii) significant changes in the business plan of the licensed corporation.

Continuous professional training

According to the Guidelines on Continuous Professional Training published by the HKSFC pursuant to section 399 of the HKSFO, a licensed corporation is held primarily responsible for designing and implementing a continuous education system best suited to the training needs of the individuals it engages which will enhance their industry knowledge, skills and professionalism. A licensed corporation should at least annually evaluate its training programs and make commensurate adjustments to cater for the training needs of the individuals it engages. Licensed individuals must undertake a minimum of 5 continuous professional training hours per calendar year for each regulated activity he or she engages in, except for Type 7 (providing automated trading services) regulated activity. The HKSFC also requires training on particular issues, such as anti-money laundering and counter-terrorist financing issues.

Obligation for substantial shareholder

Under sections 131 and 132 of the HKSFO, a person (including a corporation) has to apply for the HKSFC’s approval before becoming or continuing to be, as the case may be, a substantial shareholder of a licensed corporation. An individual or a corporation will be a substantial shareholder of a licensed corporation if the relevant individual or corporation, either alone or with his or its associates, has more than 10% direct interests or 35% or more indirect interests in the shares of a licensed corporation ascribed under section 6 of Part 1 of Schedule 1 of the HKSFO. “associate” is defined under Part 1 of Schedule 1 to the HKSFO which includes associate relationships such as family member, employer and employee, a director and/or shareholder of the corporation, companies within the same groups of companies and trust, trustee and beneficiary owner, etc. Any person contravenes this requirement commits a criminal offence and is liable on conviction to a maximum fine of HK$1,000,000 (approximately US$128,205) and imprisonment for two years, and to a daily penalty of HK$5000 (approximately US$641) for each day on which the offence is continued. A person, being aware that he or she becomes a substantial shareholder of a licensed corporation without the HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he or she becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation. For the period between November 2, 2023 and December 4, 2023, two corporations, each being the associate (as defined under the HKSFO) of an existing individual substantial shareholder of WSI, by acquiring the shares of Waton Corporation Limited, became a substantial shareholder of WSI without the HKSFC’s prior approval. Please see “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders.”

Other Approvals from the HKSFC

Prior approval would also need to be obtained from the HKSFC in the circumstances such as addition or reduction of regulated activity, modification or waiver of licensing conditions, change in record-keeping premises and change of financial year end.

Exchange and Clearing Participantship

Trading Rights

In addition to the licensing requirements under the HKSFO, the rules promulgated by The Stock Exchange of Hong Kong Limited, or the SEHK require any person who wishes to trade on or through their respective facilities to hold a trading right, or the Trading Right. The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules.

Stock Exchange Trading Rights are issued by the SEHK at a fee and in accordance with the procedures set out in their respective rules. Alternatively, Stock Exchange Trading Rights can be acquired from existing Trading Right holders subject to the rules of the respective exchanges.

Exchange Participantship

The table below sets out a summary of the requirements for becoming an exchange participant of Hong Kong Stock Exchange Participant:

Hong Kong Stock Exchange Participant

Legal Status	Being a company limited by shares incorporated in Hong Kong

SFC Registration	Being a licensed corporation qualified to carryout Type 1 regulated activity under the HKSFO

Trading Right	Holding a Hong Kong Stock Exchange Trading Right

Financial Standing	Having good financial standing and integrity

Financial Resources Requirement	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR and the relevant rules of SEHK

Clearing Participantship

An entity must be an exchange participant of the relevant exchange before it can become a clearing participant of the following clearing houses, namely the Hong Kong Securities Clearing Company Limited, or the HKSCC, HKFE Clearing Corporation Limited, and The SEHK Options Clearing House Limited.

HKSCC

HKSCC has, among others, two categories of participantship: (1) the Direct Clearing Participant; and (2) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

•	to be an Exchange Participant of the Hong Kong Stock Exchange;

•
to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 in respect of each Hong Kong Stock Exchange Trading Right held by it; and (iii) pay to HKSCC its contribution to the guarantee fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 or HK$50,000 in respect of each Hong Kong Stock Exchange Trading Right held by it;

•
to open and maintain a single current account with one of the Central Clearing and Settlement System of Hong Kong (“CCASS”) designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;

•	to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and

•	to have a minimum liquid capital of HK$3,000,000.

As of the date of this annual report, WSI is a Participant of SEHK (Participant ID: 01322) and Direct Clearing Participant of HKSCC (Participant ID: B01322).

Laws and Regulations Related to Privacy Protection

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or PDPO, covers any personal data that relates directly or indirectly to a living individual in Hong Kong, can be used to directly or indirectly ascertain the identity of that individual, and exists in a form in which access or processing is practicable. It applies to a data user who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes such data protection principles unless the act or practice, as the case may be, is required or permitted under the PDPO.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data in Hong Kong, or the Privacy Commissioner. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and/or imprisonment. Any person contravening an enforcement notice shall be liable to a maximum penalty of up to HK$50,000 and imprisonment for two years.

The PDPO also criminalizes, among others, misuse or inappropriate use of personal data in direct marketing activities; non-compliance with data access request and unauthorized disclosure of personal data obtained without data user’s consent. The maximum penalty for breach under the PDPO is a fine of up to HK$1.0 million and imprisonment for up to five years.

Laws and Regulations Related to Product Quality and Product Liability

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong), or the TDO

Products sold in Hong Kong (including products sold online to customers in Hong Kong) are subject to the TDO. The TDO was most recently amended in July 2013 to expand certain existing provisions, including the prohibition of false trade descriptions in respect of goods and services in the course of trade, prohibition on certain unfair trade practices and the introduction of a civil, compliance-based enforcement mechanism. The Customs and Excise Department in Hong Kong is the principal enforcement agency for the TDO.

The TDO provides that a trade description (including fitness for purpose, performance and manufacturing details) which is false to a material degree; misleading, or likely to be taken for a trade description of a kind that would be false to a material degree, would be regarded as false trade description (section 2 of the TDO).

The TDO provides that it is an offense for any person, in the course of his/her/its trade or business, to apply a false trade description to any goods; or supply or offer to supply any goods to which a false trade description is applied. It is also an offense for any person to have in his/her/its possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied (section 7 of the TDO).

To amount to a false trade description, the falsity of the trade descriptions has to be to a material degree. Trivial errors or discrepancies in trade descriptions would not constitute an offense. What constitutes a material degree will vary with the facts.

Contravention of the prohibitions in the TDO is an offense, with a maximum penalty of up to HK$0.5 million and imprisonment for five years.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong), or the SGO, Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong), or the SSO and Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong), or the CECO

The contracts that we enter into with our customers and are governed by the laws of Hong Kong are subject to the SGO, SSO and CECO.

The SGO provides for circumstances where certain terms will be implied in contracts of sale of goods in Hong Kong, which include, among others, implied conditions that the seller has or will have a right to sell the goods at the time when the property is to pass and that goods supplied are of merchantable quality subject to certain exceptions as stipulated in the SGO, reasonably fit for the buyer’s express or implied purposes, and correspond with the descriptions provided by the seller and any samples. The SGO also provides for circumstances where buyers may be deemed to have accepted goods and the actions that a buyer may take for a breach of contract by a seller.

The SSO implies certain terms into contracts of supply of services in Hong Kong, which include implied conditions that, (i) the supplier will carry out the services with reasonable care and skill (which generally means the services must meet the standard that a reasonable person would regard as satisfactory); (ii) the supplier will carry out the services within a reasonable time if the time of performance has not been fixed by the contract; and (iii) the party contracting with the supplier will pay a reasonable charge if the charge has not been fixed by the contract. The SSO provides that as against a party to a contract for the supply of a service who deals as a consumer, the other party cannot, by reference to any contract term, exclude or restrict any liability of his/her/its arising under the contract by virtue of the SSO.

The CECO aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise. Under the CECO, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons to exclude or restrict his/her/its liability for death or personal injury resulting from negligence. Further, in the case of other loss or damage, a person cannot so exclude or restrict his/her/its liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness regard to the circumstances which are, or ought reasonably to have been, known to or in the contemplation of the parties when the contract is made.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,800,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,800) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290). As of the date of this annual report, we believe our subsidiaries in Hong Kong have taken sufficient employee compensation insurances for its employees required under the ECO.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately $3,830) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately $192). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately $44,700) and imprisonment for three years, and to a daily penalty of HK$500 (approximately $64) for each day on which the offence is continued. As of the date of this annual report, we believe our subsidiaries in Hong Kong have made all contributions required under the MPFSO.

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000) on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong)

The United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong), or the UNSO, and its subsidiary regulations implement in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions, including but not limited to Afghanistan, Iran and the Democratic People’s Republic of Korea, as instructed by the Ministry of Foreign Affairs of the PRC. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from such jurisdictions, and a contravention or breach of different sanctions or trade restrictions in the regulations constitutes an offence under the UNSO.

Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong)

The Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong), or the WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Guidelines issued by the HKSFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the HKSFC and as amended or supplemented by the HKSFC from time to time.

The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2024 and 2025

The following tables set forth a summary of our consolidated results of operations, in an amount and as a percentage of our total revenues for the years or periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended March 31			Increase （Decrease） For Year Ended March 31

	2025	2024	2023	2025 and 2024		2024and2023

Revenues
Brokerage and commission income	$1,824,412	$6,472,535	$373,201	(4,648,123)	(71.8)%	6,099,334	1634.3%
Brokerage and commission income – related party	2,539,260	1,757,731	1,707,334	781,529	44.5%	50,397	3.0%
Principal transactions and proprietary trading	105,483	(715,309)	—	820,792	-114.7%	(715,309)	—
Interest income	135,938	150,819	22,633	(14,881)	(9.9)%	128,186	566.4%
Interest income – related party	1,040,634	1,016,179	181,550	24,455	2.4%	834,629	459.7%
Software licensing and related support services income	602,217	176,303	667,951	425,914	241.6%	(491,648)	-73.6%
Software licensing and related support services income – related party	1,200,000	1,197,551	2,786,105	2,449	0.2%	(1,588,554)	(57.0%
Total revenues	$7,447,944	$10,055,809	$5,738,774	(2,607,865)	(25.9)%	4,317,035	75.2%
Operating costs and expenses
Commissions and brokerage fees	246,259	401,843	77,045	(155,584)	(38.7)%	324,798	421.6%
Software licensing and related support outsourcing cost – related party	975,865	802,745	562,577	173,120	21.6%	240,168	42.7%
Interest expenses	289,943	158,441	18,041	131,502	83.0%	140,400	778.2%
Compensation and benefits	3,222,730	2,108,656	749,983	1,114,074	52.8%	1,358,673	181.2%
Share-based compensation expenses	8,788,109	—	379,867	8,788,109	—	(379,867)	-100.0%
Research and development expenses	427,672	—	—	427,672	—	—	—
Professional service fees	1,747,163	1,957,781.00	354,195	(210,618)	(10.8)%	1,603,586	452.7%
Market information	880,827	580,584	266,190	300,243	51.7%	314,394	118.1%
Lease costs	532,552	435,824.00	98,721	96,728	22.2%	337,103	341.5%
Other general and administrative expenses	988,179	666,741	165,702	321,438	48.2%	501,039	302.4%
Total	18,099,299	7,112,615	2,672,321	10,986,684	154.5%	4,440,294	166.2%

Operating (loss) income	(10,651,355)	2,943,194	3,066,453	(13,594,549)	(461.9)%	(123,259)	(4.0)%

Other (loss) / income:
Income From Foreign Currency Spread	150,987	49,694	680,721	101,293	203.8%	(631,027)	(92.7)%
Loss from the equity investment	(578,256)	—	—	(578,256)	—	—	—
Impairment loss	(618,630)	—	—	(618,630)	—	—	—
Others	(116,823)	(56,400)	48,392	(60,423)	107.1%	(104,792)	-216.5%
Total other (loss) income, net	(1,162,722)	(6,706)	729,113	(1,156,016)	(17238.5)%	(735,819)	-100.9%
(Loss) / Income before income tax expenses	(11,814,077)	2,936,488	3,795,566	(14,750,565)	(502.3)%	(859,078)	(22.6)%
Income tax expense	(153,428)	(439,934)	(714,861)	286,506	(65.1)%	274,927	38.5%
Net (loss) / income	(11,967,505)	2,496,554	3,080,705	(14,464,059)	(579.4)%	(584,151)	(19.0)%

Revenue

Our revenues, which consist of (i) brokerage and commission income, (ii) interest income, (iii) software licensing and related support services income and (iv) principal transactions and proprietary trading, significantly decreased by approximately 25.9% from approximately US$10.1 million for the fiscal year ended March 31, 2024 to approximately US$7.4 million for the fiscal year ended March 31, 2025. This decrease was primarily attributable to the decrease in brokerage and commission income; and partially offset by the increase in principal transactions and proprietary trading, and software licensing and related support services income.

Brokerage and commission income

Our brokerage and commission income decreased by approximately 47.0% from approximately US$8.2 million for the fiscal year ended March 31, 2024, to approximately US$4.4 million for the fiscal year ended March 31, 2025, which is primarily attributable to the decrease in bond distribution services income from US$5.8 million in the fiscal year ended March 31, 2024 to US$1.3 million in the fiscal year ended March 31, 2025, primarily due to inherent uncertainty brought by the project-by-project basis of these projects,  partially offset by the increase in the brokerage commission income from US$1.8 million in the fiscal year ended March 31, 2024, to US$2.5 million in the fiscal year ended March 31, 2025.

Software licensing and related support services income

Our software licensing and related support services income increased by approximately 31.2% from approximately US$1.4 million for the fiscal year ended March 31, 2024 to approximately US$1.8 million for the fiscal year ended March 31, 2025, primarily attributable to increase in the number of customers to whom WSI and WTI provided software licensing and related support services, from 3 customers in the fiscal year ended March 31, 2024 to 4 customers in the fiscal year ended March 31, 2025.

Principal transactions and proprietary trading

For the fiscal year ended March 31, 2025, we recorded principal transactions and proprietary trading profits of approximately US$0.1 million, compared to a loss of US$0.7 million in the fiscal year ended March 31, 2024. This improvement resulted from a shift to a more conservative trading strategy, emphasizing prudent security selection and enhanced risk management practices, which contributed to the positive financial outcome.

Operating costs and expenses

Our operating costs and expenses, which consists of (i) commissions and brokerage fees, (ii) interest expenses, (iii) software licensing and related support outsourcing cost, (iv) compensation and benefits, and related share based payment expenses, (v) professional service fees, (vi) market information, lease costs, and other general and administrative expenses, increased by approximately 153.5% from approximately US$7.1 million for the fiscal year ended March 31, 2024 to approximately US$18.1 million for the fiscal year ended March 31, 2025. This increase was primarily attributable to the increases in share-based compensation expenses incurred prior to the Company’s IPO during the fiscal year ended March 31, 2025.

Commissions and brokerage fees

Our commissions and brokerage fees decreased by approximately 38.7% from approximately US$0.4 million for the fiscal year ended March 31, 2024, to approximately US$0.2 million for the fiscal year ended March 31, 2025, primarily attributable to the increases in Hong Kong stock trading volume and corresponding decreases in the U.S. stock trading volume for the fiscal year ended March 31, 2025 in comparison with the fiscal year ended March 31, 2024. The overall commissions and brokerage fees associated with Hong Kong stocks are lower as compared to the U.S. stocks, resulted in a decrease in overall commissions and brokerage fees although trading volume slightly increases during the same period.

Interest expenses

Our interest expenses increased by approximately 83.0% from approximately US$158,000 for the fiscal year ended March 31, 2024 to approximately US$290,000 for the fiscal year ended March 31, 2025, which was primarily attributable to the increase in the use of third party broker dealers margin services during the fiscal year ended March 31, 2025.

Software licensing and related support outsourcing cost

Our software licensing and related support outsourcing cost increased by approximately 21.6% from approximately US$0.8 million for the fiscal year ended March 31, 2024 to approximately US$1.0 million for the fiscal year ended March 31, 2025, primarily attributable to WSI and WTI outsourcing software licensing and related support services to a related party, Shenzhen Jinhui, in order to (i) provide the software licensing and related support services to 5 existing customers in the fiscal year ended March 31, 2025, and (ii) provide continued upgrades to software and related support services.

Compensation and benefits

Our compensation and benefits increased by approximately 52.8% from approximately US$2.1 million for the fiscal year ended March 31, 2024 to approximately US$3.2 million for the fiscal year ended March 31, 2025, which was generally in line with (i) the increase in the number of employees in the fiscal year ended March 31, 2025; and (ii) the increase of average level of salary, as we have hired more experienced employees such as responsible officers, representatives and senior management members to strengthen our subsidiaries’ capabilities to support the preparation of the IPO and the process of business expansion.

Share-based compensation expenses

Our share-based compensation expenses increased to $8.8 million  for the fiscal year ended March 31, 2025, which was attributable to the adoption of 2024 Global Equity Incentive Plan and granting of certain RSUs to eligible employees.

Professional service fees

Our professional service fees decreased by approximately 10.8% from approximately US$2.0 million for the fiscal year ended March 31, 2024 to approximately US$1.7 million for the fiscal year ended March 31, 2025, which was primarily attributable to the decrease in expenses relating to the Company’s bond distribution business during the fiscal year.

Market information

Our market information expenses increased by 51.7% from approximately US$0.6 million for the fiscal year ended March 31, 2024 to approximately US$0.9 million for the fiscal year ended March 31, 2025, as the market information expenses increased alongside the increase in trading volume and we expanded the types of market data subscription in order to support the growth and enhancement of WSI’s securities brokerage business.

Research and development

Our research and development expenses of $0.4 million during the fiscal year ended March 31, 2025 was primarily attributable to external procurements and purchases that the Company incurred for its initiatives in AI related infrastructure and functionality upgrades.

Other (loss) / income

We recorded other loss of approximately US$1.2 million and other income of approximately US$0.07 million for the fiscal years ended March 31, 2025 and 2024, respectively. Such increase in loss was primarily because a loss from the equity method investment increased to $0.6 million and impairment loss of an investment increased to $0.6 million for the fiscal year ended March 31, 2025.

Income tax expense

We incurred an income tax expense of approximately US$0.2 million and income tax expenses of US$0.4 million for the fiscal years ended March 31, 2025 and 2024, respectively.

Net income (loss)

As a result of the foregoing, we recorded a net loss of approximately US$12.0 million and a net income of US$2.5 million for the fiscal years ended March 31, 2025 and 2024, respectively.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023 and 2024

The following tables set forth a summary of our consolidated results of operations, in an amount and as a percentage of our total revenues for the years or periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

Revenue

Our revenues, which consist of (i) brokerage and commission income, (ii) interest income, (iii) software licensing and related support services income and (iv) principal transactions and proprietary trading, significantly increased by approximately 75.2% from approximately US$5.7 million for the fiscal year ended March 31, 2023 to approximately US$10.1 million for the fiscal year ended March 31, 2024. This increase was primarily attributable to the increase in brokerage and commission income; and the increase in interest income.

Brokerage and commission income

Our brokerage and commission income increased by approximately 295.6% from approximately US$2.1 million for the fiscal year ended March 31, 2023, to approximately US$8.2 million for the fiscal year ended March 31, 2024. This substantial growth was primarily due to the following two reasons: (i) WSI earned commission income of approximately US$5.8 million in the fiscal year ending March 31, 2024 through bond distribution services (2023: nil); and (ii) there was an increase in the number of active customers, who are registered customers and have assets in their trading accounts, from 428 for the fiscal year ended March 31, 2023 to 664 for the fiscal year ended March 31, 2024, after WSI started to provide securities trading services upon its delivery of the perpetual licensed trading platform APP to the customers in the fiscal year ended March 31, 2023.

Interest income

Our interest income increased by approximately 471.5% from approximately US$0.2 million for the fiscal year ended March 31, 2023, to approximately US$1.2 million for the fiscal year ended March 31, 2024, primarily attributable to the corresponding increase in demand for margin financing services in the fiscal year ended March 31, 2024, associated with the increase in demand for US and HK securities margin trading from WSI’s customers during the corresponding period.

Software licensing and related support services income

Our software licensing and related support services income decreased by approximately 60.2% from approximately US$3.5 million for the fiscal year ended March 31, 2023 to approximately US$1.4 million for the fiscal year ended March 31, 2024, primarily attributable to decrease in the number of customers to whom WSI and WTI provided software licensing and related support services, from 5 customers in the fiscal year ended March 31, 2023 to 3 customers in the fiscal year ended March 31, 2024.

Principal transactions and proprietary trading

In the fiscal year ended March 31, 2024, WSI engaged in, on its behalf, certain proprietary trading transactions in securities and recorded trading losses for these transactions of approximately US$0.7 million.

Operating costs and expenses

Our operating costs and expenses, which consists of (i) commissions and brokerage fees, (ii) interest expenses, (iii) software licensing and related support outsourcing cost, (iv) compensation and benefits, and related share based payment expenses, (v) professional service fees, (vi) market information, lease costs, and other general and administrative expenses, increased by approximately 166.2% from approximately US$2.7 million for the fiscal year ended March 31, 2023 to approximately US$7.1 million for the fiscal year ended March 31, 2024. This increase in expenses was in line with the business expansion, increases in revenues and expenses incurred for the IPO during the fiscal year ended March 31, 2024.

Commissions and brokerage fees

Our commissions and brokerage fees increased by approximately 421.6% from approximately US$0.08 million for the fiscal year ended March 31, 2023, to approximately US$0.4 million for the fiscal year ended March 31, 2024, primarily attributable to the increase in commissions and brokerage fees paid to the clearing organization and/or executing brokers due to the increase in customers’ securities trading transactions for the fiscal year ended March 31, 2024 in comparison with year ended March 31, 2023. In particular, as a result of the increased proportion of U.S. stock trading volume during the fiscal year ended March 31, 2024 and the higher commissions and brokerage fees associated with U.S. stocks compared to Hong Kong stocks, the overall increase in commissions and brokerage fees outpaced the increase in brokerage and commission income during the same period.

Interest expenses

Our interest expenses increased by approximately 778.2% from approximately US$18,000 for the fiscal year ended March 31, 2023 to approximately US$158,000 for the fiscal year ended March 31, 2024, which was primarily attributable to the increase in the use of third party broker dealers margin services during the fiscal year ended March 31, 2024, offset by the increased deployment of WSI’s own capital to fund its margin financing services in the fiscal year ended March 31, 2024 to reduce interest expenses.

Software licensing and related support outsourcing cost

Our software licensing and related support outsourcing cost increased by approximately 42.7% from approximately US$0.6 million for the fiscal year ended March 31, 2023 to approximately US$0.8 million for the fiscal year ended March 31, 2024, primarily attributable to WSI and WTI outsourcing software licensing and related support services to a related party, Shenzhen Jinhui, in order to (i) provide the software licensing and related support services to 3 existing customers in the fiscal year ended March 31, 2024, (ii) provide continued upgrades to software and related support services, and (iii) offer its free-trial version of software and related support services to potential customers in an effort to attract new customers.

Compensation and benefits

Our compensation and benefits increased by approximately 181.2% from approximately US$0.7 million for the fiscal year ended March 31, 2023 to approximately US$2.1 million for the fiscal year ended March 31, 2024, which was generally in line with (i) the increase in the number of employees in the fiscal year ended March 31, 2024; and (ii) the increase of average level of salary, as we have hired more experienced employees such as responsible officers, representatives and senior management members to strengthen our subsidiaries’ capabilities to support the preparation of the IPO and the process of business expansion.

Professional service fees

Our professional service fees increased by approximately 452.7% from approximately US$0.4 million for the fiscal year ended March 31, 2023 to approximately US$2.0 million for the fiscal year ended March 31, 2024, which was generally in line with (i) the increase in expenses related the IPO; and (ii) the increase in professional services expenses to support the business expansion, for example, WSI’s bond distribution services.

Market information

Our market information expenses increased by 118.1% from approximately US$0.3 million for the fiscal year ended March 31, 2023 to approximately US$0.6 million for the fiscal year ended March 31, 2024, as the market information expenses increased alongside the increase in trading volume and we expanded the types of market data subscription in order to support the growth and enhancement of WSI’s securities brokerage business.

Other (loss) / income

We recorded other loss of approximately US$0.07 million and other income of approximately US$0.7 million for the fiscal years ended March 31, 2024 and 2023, respectively. Such decrease was primarily attributable to a decrease of approximately US$0.6 million in income from foreign currency spread, as WSI started to directly offer US$ margin loans credit limit for its customers to trade on securities in the fiscal year ended March 31, 2024, the number of transactions in converting customers’ deposits from HK$ to US$ or vice versa, to facilitate their securities trading transactions in Hong Kong or U.S. stock exchanges, had decreased, and hence, the income from foreign currency spread had also decreased, where WSI earned such gain by incorporating a bid/ask spread in converting customers’ deposits.

Income tax expense

We incurred an income tax expense of approximately US$0.4 million and US$0.7 million for the fiscal years ended March 31, 2024 and 2023, respectively.

Net income

As a result of the foregoing, we recorded a net income of approximately US$2.5 million and US$3.1 million for the fiscal years ended March 31, 2024 and 2023, respectively.

B. Liquidity and Capital Resources

As of the date of this annual report, we have financed our operating and investing activities through cash generated from operating activities, loans provided by a related party and capital contributions by our shareholders. As of March 31, 2025, 2024, and 2023, we had cash and cash equivalents of approximately US$7.7 million, US$4.9 million and US$19.1 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits with banks or other financial institutions, which are unrestricted for withdrawal or use, and which have original maturities of three months or less.

We believe that our current cash and cash equivalents and forecasted net cash flows will be sufficient to meet our forecasted working capital requirements and capital expenditures in the ordinary course of business over the next twelve months following the fiscal year ended on March 31, 2025. We intend to finance our future working capital requirements primarily from cash generated from operating activities, and then from funds raised from financing activities, if necessary. We believe that our current cash and cash equivalents, forecasted net cash flows, and our net proceeds from our IPO will be sufficient to meet our forecasted working capital requirements and capital expenditures in the ordinary course of business beyond the next twelve months following the fiscal year ended on March 31, 2025.

Our future capital requirements depend on many factors, including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our products and services, the expansion of sales and marketing activities, and the expansion and penetration of our business presence into different geographic regions and markets. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity financing or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flow Analysis

Cash Flows for the Fiscal Years ended March 31, 2024 and 2025

	For the years ended March 31,

	2025	2024	2023

	US$	US$	US$

Net cash provided by / (used in) operating activities	$359,965	$(1,847,147)	$11,968,016
Net cash used in investing activities	(13,744)	(8,209,437)	(4,978)
Net cash provided by / (used in) financing activities	2,756,121	(8,299,468)	12,975,451
Effect of exchange rate changes	145,791	148,996	(131,452)
Net increase / (decrease) in cash, cash equivalents and cash segregated for regulatory requirements	3,248,133	(18,207,056)	24,807,037
Cash, cash equivalents and cash segregated for regulatory requirements at the beginning of the year	10,652,186	28,859,242	4,052,205
Cash, cash equivalents and cash segregated for regulatory requirements at the end of the year	$13,900,319	$10,652,186	$28,859,242

Operating Activities

Net cash provided by operating activities was approximately US$0.4 million for the fiscal year ended March 31, 2025, which primarily reflected our net loss of approximately US$12.0 million as mainly adjusted for 1) the deferred tax expense of approximately US$0.2 million; 2) the non-cash lease expense of approximately US$0.1 million; 3) the non-cash loss on share of equity investment of US$ 0.6 million and the non-cash loss on impairment of US$ 0.6 million; 4) non-cash share-based compensation expenses of US$8.8 million; 5) non-cash depreciation and amortization expenses of US$0.1 million; and 6) changes in working capital. Adjustments for changes in working capital primarily consist of (i) a decrease of approximately US$7.9 million in payable to clients; (ii) an increase of approximately US$5.1 million in payable to brokers and clearing organization; (iii) a decrease of approximately US$6.6 million in receivables from clients; (iv) an increase of approximately US$1.4 million in receivables from broker-dealers and clearing organization; (v) an increase of approximately US$0.6 million in receivables from software licensing and related support services; and (v) an increase of approximately US$1.0 million in due to a related party, Shenzhen Jinhui.

Net cash used in operating activities was approximately US$1.8 million for the fiscal year ended March 31, 2024, which primarily reflected our net income of approximately US$2.5 million as mainly adjusted for 1) the deferred tax expense of approximately US$0.4 million; 2) the non-cash lease expense of approximately US$0.4 million; and 3) changes in working capital. Adjustments for changes in working capital primarily consist of (i) an increase of approximately US$2.0 million in payable to clients; (ii) a decrease of approximately US$3.3 million in payable to brokers and clearing organization; (iii) an increase of approximately US$7.2 million in receivables from clients; (iv) a decrease of approximately US$3.9 million in receivables from broker-dealers and clearing organization; and (v) an increase of approximately US$0.2 million in due to a related party, Shenzhen Jinhui.

Net cash provided by operating activities was approximately US$12.0 million for the fiscal year ended March 31, 2023, which primarily reflected our net income of approximately US$3.1 million as mainly adjusted for 1) the deferred tax expense of approximately US$0.7 million; 2) share-based compensation expenses of approximately US$0.4 million; and 3) changes in working capital. Adjustments for changes in working capital primarily consist of (i) an increase of approximately US$12.2 million in payable to clients, (ii) an increase of approximately US$5.5 million in payable to other clients, brokers and clearing organization, (iii) an increase of approximately US$0.2 million in prepaid expenses and other current assets; (iv) an increase of approximately US$5.5 million in receivables from a related party client, WGI, (v) an increase of approximately US$4.2 million in receivables from broker-dealers and clearing organization; and (vi) an increase of approximately US$0.6 million in due to a related party, Shenzhen Jinhui.

Investing Activities

Net cash used in investing activities for the fiscal year ended March 31, 2025 was approximately US$0.01 million which was used to purchase property and equipment.

Net cash used in investing activities for the fiscal years ended March 31, 2024 was approximately US$8.2 million, approximately US$7.5 million of which was attributable to payment to purchase investments, approximately US$0.4 million of which was attributable to a loan to ST MA Ltd, and approximately US$0.3 million of which was attributable to purchases of property and equipment.

Net cash used in investing activities for the fiscal year ended March 31, 2023 was approximately US$5,000, all attributable to purchases of property and equipment.

Financing Activities

Net cash provided financing activities for the fiscal year ended March 31, 2025 was approximately US$2.8 million, primarily representing the proceeds of issuance of ordinary share of US$5.1 million, payment for deferred offering costs of approximately US$0.6 million and the repayment of borrowings from a related party, Mr. Zhou Kai, of approximately US$1.8 million.

Net cash used in financing activities for the fiscal year ended March 31, 2024 was approximately US$8.3 million, primarily for the repurchase and retirement of our ordinary shares of approximately US$6.0 million, payment for deferred offering costs of approximately US$0.8 million and the repayment of borrowings from a related party, Mr. Zhou Kai, of approximately US$1.5 million.

Net cash provided by financing activities for the fiscal year ended March 31, 2023 was approximately US$13.0 million, primarily attributable to proceeds from shareholder contributions for issuance of Ordinary Shares of approximately US$10.0 million and proceeds of borrowings from a related party, Mr. Zhou Kai, of approximately US$3.0 million.

Contractual obligations

The following table sets forth our contractual obligations as of March 31, 2025:

	Payment due by schedule

	Less than 1 year	1-3 year	more than 3 years	Total

	US$

Operating leases	476,263	30,691	—	506,954

Operating leases represents the non-cancellable operating leases for our office space and employee residence, we also have a finance lease for a printer, which is deemed not material for accounting purposes. Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2025.

Capital Expenditures

We do not have any significant capital expenditures in the fiscal years ended March 31, 2025 and 2024.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

The business of our subsidiaries and our operating results are influenced by general factors that affect the financial and securities services industry, including economic and political conditions, changes in demand for financial services, the needs of securities investment in global capital markets, the growth of the online brokerage and related service markets, changes in wealth and availability of funds of our existing and target customers, and regulatory changes governing the financial and securities services industry. In addition, our results of operations are more directly affected by certain company specific factors, including:

Our ability to retain existing customers and develop new customers across different geographical locations

Our brokerage and commission income mainly depends upon the trading volume, and in particular, the number of transactions introduced by securities broker customers. We aspire to provide small and medium-sized securities brokers with cost-effective solutions to digitize their trading platform APP and offer our insights into products and investments in the financial market, to enhance such brokers’ competitiveness and their ability to attract and engage their end users. For example, WSI’s share subscription services for Hong Kong initial public offerings (“HKIPO”) built in the trading platform APP allows the brokers’ end users to get access to high-quality HKIPO investment opportunities. However, there is no assurance that the customers will continue to retain WSI for its services. In addition, WSI’s growth in trading volume also depends on its efforts in developing new customers. While WSI has provided services to securities brokers in Hong Kong and New Zealand and accumulated operational experience, WSI continues to strive to promote the adoption of its solutions and services by enhancing its product and service offerings to address the specific needs of customers across different geographical locations. As such, we believe WSI’s expansion into different markets and regions with its offerings of products and services to more customers will likely lead to our revenue growth.

Our ability to enhance our subsidiaries’ existing services and expand product and service offerings

Our results of operations are affected by, and our growth has depended on, our ability to enhance existing services and expand new product and service offerings to meet customers’ demands and our ability to enhance their usage and user experience. WSI offers its customers a variety of securities traded on the Hong Kong Stock Exchange and the U.S. major stock exchanges. With WSI’s footprint expanding in different markets and regions, we have made and will continue to make substantial efforts to strengthen WSI’s securities brokerage services, by exploring and offering new categories of tradable products with demand potential to the customers and their end users. We aim to offer a more diversified array of investment products, such as securities traded in other stock exchanges and to leverage WSI’s customer networks to seek additional cross-selling opportunities in our subsidiaries’ services and enhance customers’ loyalty. For example, on June 8, 2023, WSI entered into a share subscription agreement to acquire less than 1% of Series C preferred shares of New Markets (BVI) Limited, the holding company of The Micro Connect, a new financial market exchange platform in Macau for investing and trading of Daily Revenue Contracts (DRCs), for a total consideration of US$6.8 million. Pursuant to the shareholders agreement dated August 1, 2023 entered into by and among New Markets (BVI) Limited, being the holding company of The Micro Connect, the founders of The Micro Connect, WSI and other investors thereto, WSI and other investors are subject to pre-emptive rights and transfer restrictions set forth thereunder. We aim to incorporate the DRCs trading function in WSI’s trading platform APP and, as of the date of this annual report, because the parties have not entered into any formal agreement, there remains uncertainty and no guarantee that WSI will ever be able to integrate the trading function of The Micro Connect’s Daily Revenue Contracts in WSI’s trading platform APP and publicly offer such function to its users. Subsequently, during fiscal year ended March 31, 2024, WSI has sold 29.5%, 19.2% and 51.3% of the shares it owned in The Micro Connect to Mr. Zhou Kai, who is a related party of us, a third party, and the Company respectively, and for US$2.0 million, US$1.3 million and US$3.5 million, respectively, with no gain or loss recognized. On the other hand, we have allocated resources to the development of asset management business by launching or planning to launch funds with different types of investments portfolios to expand customers’ investment options and to expand our variety of service offerings by applying for applicable licenses from the HKSFC. We anticipate that the proper development of our asset management and other services will broaden our revenue base by generating asset management fees and expanding the types of service offered to the customers which we believe could lead to synergistic growth in WSI’s securities brokerage services. We believe that our capability for enhancing existing services and developing new products and services will enable us to capture new market opportunities and diversify our sources of revenue. Failure to successfully enhance the existing services and broaden future product and service offerings could adversely affect our operating results and we may not be able to recoup the costs of developing and launching new products and services.

Our ability to adopt a competitive pricing strategy and effective resources allocation

Our operating income is dependent on our pricing strategy and resource allocation. We face competition from financial service providers of various sizes which offer similar range of services. Intensified competition may create an unfavorable pricing environment in the markets in which our subsidiaries operate. Our ability to adopt a competitive pricing strategy in different markets and adjust pricing strategy on a timely basis for market demand, while leaving room for a healthy margin, is critical to retaining existing customers, achieving market expansion and maintaining our profitability. While we believe WSI has been successful in attracting and retaining some of its top customers with the competitive pricing strategy, we will continue to closely monitor the customers’ perception on our subsidiaries’ services and will endeavor to adopt competitive pricing strategies based on our understanding of the markets and needs of customers.

Ability to effectively maintain our development cost curve

Software licensing and related support outsourcing cost was the fifth largest category of costs and expenses, besides compensation and benefits, share-based compensation expenses, market information expenses and professional service fees, that we incurred in our operations for the fiscal year ended March 31, 2025, compared with that being the third largest costs and expenses for the fiscal year ended March 31, 2024. Our ability to secure ample technology and product development service supply with low cost is underpinned by the outsourced software licensing and related support services provided by a related party sub-contractor. Our senior management understands the critical needs of the small and medium-sized securities brokers as well as the complex and continuously evolving global landscape of competition. They strive to build extensive connections with software services suppliers, to give WSI a cost advantage for the APP development in software licensing and related support services among our competitors. We believe our current and future cost-saving efforts or our outsourcing strategy in this regard is effective for optimizing our development cost curve.

Our ability to attract and retain high caliber team members with global vision and industry insights

The management of our subsidiaries’ operations and the strategic development of the business of our subsidiaries are largely attributable to the global vision and industry insights of our management team and its ability to assess customers’ demands and industry technology development trends, and identify, develop and commercialize new initiatives for services and solutions in a timely and cost-effective manner. We have a global visionary team that is tech savvy and equipped with industry knowledge. We rely on our employees to provide reliable, quality and customized services to the customers, and we believe that our team members have established strong relationships with, and know the needs of, local securities brokers in different jurisdictions and geographic locations. In addition to maintaining relationships with existing customers, we also rely on them to generate user referrals. We plan to continue to recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses. There is no guarantee that they will, or are willing to, continue to remain employed with us for a certain period of time as we expect. Were they to determine to cease their engagements with us, or enter into material variations of their existing terms of engagement, our operating performance and financial results would be materially and adversely affected.

Our ability to navigate through uncertainties in macro-economic and political conditions and regulatory environment in the markets we operate

Economic and political conditions, which are beyond our control, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates could positively or negatively impact our revenues and profitability. Our operations, through our subsidiaries, are located in Hong Kong. Accordingly, the business of our subsidiaries, and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally and by continued economic growth in Hong Kong and Mainland China as a whole. Economic conditions in Hong Kong and Mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential customers’ confidence in financial markets as a whole and have a negative impact on the business of our subsidiaries, and our results of operations and financial condition. In addition, brokerage and other financial services are highly regulated in Hong Kong. We are subject to the relevant laws and regulations, in particular, the HKSFO, under the supervision of the HKSFC. Any such change or tightening of regulations and/or requirements may require us to incur additional costs for compliance and our ability to carry on the business activities of our subsidiaries. Moreover, any non-compliance with applicable laws, regulations, guidance or codes or negative findings made by the regulators may result in fines, disciplinary actions against us, or suspension of revocation of some or all of our registrations or licenses for carrying on the business activities of our subsidiaries. Accordingly, the business of our subsidiaries, and our reputation, financial condition and results of operations might be materially and adversely affected.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. We continue to evaluate the estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgements and estimates used in preparation of our consolidated financial statements.

Revenue recognition

The Company generates its revenues as follows:

Brokerage and commission income

WSI earns fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction, brokerage commission is recognized at a point in time when the performance obligation has been satisfied by the completion of trades and the service has been passed to the customer. Brokerage commission income is accrued on a trade-date basis because this is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. The commission fees are directly charged from the customer’s account when the transactions are settled. The securities trading transaction could not be cancelled once it is executed and is not refundable.

Handling charge income arises from services such as clearing and settlement services, new share subscription services in relation to initial public offerings, and dividend collection services, are accrued on a trade-date basis or at the completion of transaction. Clearing and settlement service income is recognized at a point in time when the transactions are executed. The transaction price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully complete IPO subscription on behalf of customers. The transaction price of new share subscription services is a fixed amount per IPO subscription order and no variable consideration exists in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by WSI on behalf of customers. When WSI receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Divided collection handling income is charged at a fixed percentage of divided collected. Handling income is directly charged from the client’s account when the transactions are settled.

WSI also provides distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts, in return for commission income.

WSI enters into a distinct subscription agreement with its customers, i.e. corporate issuers, for the provision of distribution services. The distribution service is distinct and is identified as one performance obligation. As stipulated in the subscription agreement, WSI will charge a distribution commission income based on certain percentage of the funds raised in the transaction. For certain lower profile projects that will not be listed on relevant exchanges, WSI will reduce its exposure by entering non-syndicate capital market intermediary agreements with the global coordinators or a manager, as a sub-distributor for them.

Revenue from providing bond distribution services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the bond on relevant exchanges, or the acceptance by the global coordinator or lead manager for non-syndicate projects. During the year ended March 31, 2025, receivables from revenues related to bond distribution services were fully collected.

WSI generally offers no discount to its brokerage and commission clients.

Principal transactions and proprietary trading

Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned are reported at fair value generally based upon quoted prices. Realized and unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.

During the years ended March 31, 2025, 2024 and 2023, WSI reported principal transaction and proprietary trade income of $0.1 million, and trade loss of $0.7 million and nil, respectively.

Interest income

WSI earns interest income primarily from the margin financing services it offered in relation to the securities brokerage services. Margin financing services refer to the margin loans provided by WSI to its clients for their purchase of securities on the secondary market or for their subscription to shares offered under IPOs. WSI acts as a principal in such transactions. Interest income is recognized with a fixed percentage over the period that the financing amount is outstanding.

Software licensing and related support services income

WSI’s and WTI’s contracts typically involve the sales of on-premise licenses (“software licensing”), and often bundled with maintenance and support (“M&S”) services, which are typically capable of being distinct. If goods or services are determined to be distinct, they are accounted for as separate performance obligations. Perpetual on-premise licenses of broker-dealer business related software permit customers to use the software as it exists. The licenses are usually priced as a fixed upfront fee based on the level of complexity and functionalities. The customers take possession of the software, which provides a mature interface to licensed broker-dealer companies for securities trading in a mobile application. Revenues from on-premise licenses are recognized at a point in time when the software is made available to the customer to download or use. WSI and WTI also provide maintenance and support services for customers who purchase on-premise licenses at the option of the customers. These services include troubleshooting, technical support, and the right to receive unspecified software updates. Revenues from maintenance and support services are recognized ratably over the term of the contracts because WSI and WTI are obligated to make the maintenance and support services available continuously throughout the contract period, and the customers simultaneously receive and benefit from these services throughout the contract period. WSI entered a bundled arrangement with Wealth Guardian Investment Limited (“WGI”), which includes three promises: (1) to deliver a software license, (2) and to provide customized modules and updates that are critical to the core functionality of the license and are essential to fulfilling the intended purpose of the license, and (3) to provide M&S services. The Company determines the customized modules and updates are highly interdependent or interrelated with the license and should be combined with the license as a single performance obligation. As WGI simultaneously received and benefited from the WSI’s performance, obtained control of the initial software license and the customized modules and updates as soon as they were made available, the Company recognized the revenue of the performance obligation using the output method based on measurements of the value of the goods or services transferred to date relative to the remaining goods or services promised under the contract. The promise to provide M&S services at the option of WGI, including troubleshooting, technical support, unspecified software updates, and other related services, is a separate performance obligation from software licensing and the customized modules and updates since the M&S services are capable of being distinct and separately identifiable. As WGI continuously received and benefited from the M&S services, the Company recognized the revenue from the M&S services ratably over the term of the contract.

Revenues under the bundled arrangements are allocated based on the relative stand-alone selling prices (“SSP”) of on-premise license, customized modules and updates (if any), and maintenance and support services. The SSP for on-premise licenses is estimated based on observable transactions when those services are sold on a standalone basis. The SSP of M&S is typically estimated using the adjusted market assessment approach. The Company considers a competitor’s pricing for similar services in the market, adjusted for the Company’s position in the market, expected profit margin and cost structure. Contracts for software licensing and M&S services generally include a renewal option for the M&S services; however, the renewal option to acquire additional goods or services is neither free nor discounted and does not represent a material right.

Contracts are generally fixed price and may be invoiced on a regular basis ranging from monthly to semi-annually, with standard payment terms ranging from 30 to 180 days. The timing of revenue recognition may differ from the timing of invoicing customers due to the existence of these invoicing practices as well as the requirement to recognize revenue on a relative stand-alone selling price basis. The Company elects as a practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less.

WSI and WTI act as principals in the forgoing contracts as they are primarily responsible for fulfilling the promise to provide the goods or services to the customers.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements relevant to us is included in Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, included elsewhere in this annual report.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
ZHOU Kai	30	Director, Chairman of the Board of Directors, and Chief Technology Officer
CHU Chun On Franco	42	Director and Chief Executive Officer
James Beeland Rogers Jr.	82	Director and Senior Advisor
WEN Huaxin	46	Chief Financial Officer
FUNG Chi Kin	76	Independent Director
DU Haibo	48	Independent Director
JIANG Wen	35	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. ZHOU Kai is our director, Chairman of the Board of Directors, and Chief Technology Officer. Since March 2021, Mr. Zhou has been acting as the director of WSI, and responsible for formulating the business strategy of WSI and leading the Board to achieve business objectives. Mr. Zhou has more than 6 years of managerial and operational experience in the financial services and technology industry ranging from private equity funds, securities trading, asset management to fintech services. He serves as an executive director and general manager of Shenzhen Peach Education Ltd., a career education and training company, since 2023 and the Chief Executive Officer of Shenzhen Jinhui Technology Co., Ltd. Previously, Mr. Zhou served as the Vice President and then Chief Executive Officer of Shenzhen Hurricane Asset Management Co., Ltd., an asset management company in China, from December 2017 to June 2018. From May 2017 to December 2017, he served as an assistant to the general manager at Dongguan Hong Shang Asset Management Co., Ltd., an asset management company in China. Mr. Zhou received his bachelor’s degree in finance from the University of Toronto in November 2017.

Mr. CHU Chun On Franco is our director and Chief Executive Officer. Mr. Chu has been acting as the Responsible officer and director of WSI since August 2017 and March 2018, respectively, and has been responsible for directing and overseeing the overall operations of WSI on a day-to-day basis and executing its business objectives. He is licensed by the HKSFC to act as a responsible officer to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 9 (asset management) regulated activities under the HKSFO. Mr. Chu has over 17 years of experience in the financial services industry, covering the area of securities trading, financial planning, and wealth management. He has also been an independent non-executive director of QPL International Holdings Limited (stock code: 0243.HK) since September 2016. Prior to joining WSI in 2017, from August 2006 to August 2017, Mr. Chu served as various positions in the subsidiaries of Centaline Financial Group in Hong Kong: sales director of Centaline Wealth Management Limited and Centaline Financial Services Limited from August 2006 to August 2017 and from June 2008 to August 2017, respectively, and account relationship executive at Centaline Securities Limited from March 2014 to August 2017. Mr. Chu is a Certified Financial Planner registered with Institute of Financial Planners of Hong Kong. Mr. Chu received his Bachelor of Business Administration in accounting and finance from Simon Fraser University in December 2005.

Mr. James Beeland Rogers Jr. has served as our director and Senior Advisor since March 2025. Mr. Rogers is an author, a financial commentator, as well as a seasoned international investor. He is currently the chairman of Beeland Interests. Inc., the owner and sponsor of the Rogers International Commodity Index (also known as the RICI®), a broad index of commodity futures founded by Mr. Rogers himself in 1998 to meet the need for consistent investing in commodities through a broad-based international vehicle. He co-founded the Quantum Group of Funds in 1973. Prior to founding the Quantum Group of Funds, he worked at New York-based investment bank Arnhold and S. Bleichroeder and Dominick & Dominck LLC on Wall Street. Mr. Rogers received his Bachelor of Arts in history from Yale University in 1964 and his second Bachelor of Arts degree in philosophy, politics and economics from the University of Oxford, as a member of Balliol College. He also received an honorary Ph.D. from Pusan National University in 2019 and from Universidad Francisco Marroquin in 2016.

Mr. WEN Huaxin is our Chief Financial Officer. He is primarily responsible for our accounting, financial and treasury management and internal control functions. Mr. Wen has over 20 years of accounting and finance experience. Prior to joining us in 2023, he served as the Chief Financial Officer of Bitdeer Technologies Group (NASDAQ: BTDR), a technology company in the crypto-mining space from March 2021 to June 2023. From December 2014 to April 2021, he served as a financial officer of Fangdd Network Group Ltd (NASDAQ: DUO), a leading property technology company in the PRC. From September 2009 to December 2014 and September 2001 to September 2009, he served as a senior manager of KPMG Huazhen LLP and a member of the audit department of the same, respectively. Mr. Wen received his Bachelor of Arts in English from South China University of Technology in June 2001. He has been a member of Chinese Institute of Certified Public Accountants (“CICPA”) since 2009.

Mr. FUNG Chi Kin has served as our independent director since March 2025. Mr. Fung is the honorary permanent president of the Chinese Gold and Silver Exchange Society and a director of Fung Chi Kin Consulting Limited. He has more than 30 years of experience in banking and finance. Most notably, he was the director and deputy general manager of Po Sang Bank Limited (merged into Bank of China (Hong Kong) Limited in 2001), managing director BOCI Securities Limited and chief administration officer of BOC International Holdings Limited. From October 1998 to June 2000, Mr. Fung served as a council member of the first Legislative Council of Hong Kong. He also held offices in various public organisations and was the vice chairman of The Stock Exchange of Hong Kong Limited, director of the Hong Kong Futures Exchange Limited, director of Hong Kong Securities Clearing Company Limited and Hong Kong Affairs Advisor. He has been appointed as an executive director and compliance officer of Loco Hong Kong Holdings Limited (stock code: 8162.HK) since June 2019 and August 2019, respectively. He has also been appointed as a non-executive director of Sang Hing Holdings (International) Limited (stock code: 1472.HK) and Chaoda Modern Agriculture (Holdings) (stock code: 682.HK) since July 2018 and September 2003, respectively. Mr. Fung served as an executive director and compliance officer of China Trustful Group Limited (formerly known as Powerwell Pacific Holdings Limited) (stock code: 8265.HK before cancellation of listing in November 2021) from September 2014 to May 2017 and from March 2019 to October 2019. He also served as an independent non-executive director of Geotech Holdings Ltd. (stock code: 1707.HK) from September 2017 to July 2020. Mr. Fung had also been an independent non-executive director of China Overseas Nuoxin International Holdings Limited (formerly known as Kenford Group Holding Limited) (stock code: 464.HK) from August 2017 to April 2019.

Mr. DU Haibo has served as our independent director since March 2025. Mr. Du currently serves as the Global Head of Internal Control and risk management of SHEIN, a fast fashion e-commerce company, since September 2021. Prior to SHEIN, he was a director of Odama Group, an e-commerce and neighborhood grocery stores company, where he focused on audit and process planning from September 2020 to September 2021. He served as the Head of Risk Control of Longfor Group Holdings Limited, a real estate development company, from July 2019 to September 2020. From May 2011 to July 2019, he served as an internal audit director of Trendy Group, a fashion retailer. Mr. Du has been a member of CICPA and a Certified Internal Auditor since 2009. He became a Certified Information System Auditor in 2014. Mr. Du received his Bachelor of Arts in Business English in 1998 and Master of Arts in Applied Linguistics in 2001 from Guangdong University of Foreign Studies.

Ms. JIANG Wen has served as our independent director since March 2025. Ms. Jiang currently serves as a general manager of Shanghai Junding Industrial Co., Ltd., which is principally engaged in the business of retail and wholesale sales of decorating materials and construction materials and is a wholly owned subsidiary of ArtGo Holdings Limited (stock code: 3313.HK), since December 2023. Prior to this appointment, she served as the Director of Internal Control of the subsidiaries of ArtGo Holdings Limited from April 2021 to November 2023. During her tenure with ArtGo Holdings Limited, Ms. Jiang was responsible for inspecting the business processes, identifying key risk areas, proposing risk-mitigating measures and following up on the implementation of risk-mitigating measures. Besides, Ms. Jiang was also responsible for orchestrating project due diligence, project assessment and risk assessment. Ms. Jiang currently has served as a business development manager of Zenith Reserve Pte. Ltd., a management consultancy service provider since November 2024. Ms. Jiang also serves as a consultant of SL Refrigeration Engineering Pte. Ltd. from April 2018, where she is responsible for providing consultancy services on purchasing equipment. Ms. Jiang received her Bachelor of Commerce in Professional Accounting from Macquarie University and Master of Science in Finance from Nanyang Technological University in 2011 and in 2014, respectively.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

B. Compensation

In the fiscal year ended March 31, 2025, we paid an aggregate of approximately US$5.04 million, as compensation to our directors and executive officers as well as an aggregate of approximately US$7,000, respectively, contributions made by WSI to the Mandatory Provident Fund (“MPF”), a statutory retirement under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the laws of Hong Kong), and we did not pay any compensation separately to the employee directors for their services as directors of the Company.

Except our contribution to the MPF through WSI, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plan

2024 Global Equity Incentive Plan

In November 2024, we adopted the 2024 Global Equity Incentive Plan (the “2024 Plan”), as amended from time to time which provides for the grant of share options, share appreciation rights, restricted share units, restricted shares or other share-based awards, which we refer to collectively as “equity awards”. We believe that the 2024 Plan will provide the eligible participants of the 2024 Plan an opportunity to benefit from the success of the Company and our affiliates through the granting of equity awards.

The initial maximum number of Ordinary Shares which may be granted and issuable pursuant to the 2024 Plan is 10,245,000 Ordinary Shares, as adjusted retroactively to give effect to the share subdivision of the Company, which was initially approved on December 31, 2024 and subject to the proportionate and equitable adjustments made by the board of directors of the Company (the “Board”) resulting from a share split, reverse stock split, combination, consolidation, sub-division, reclassification or similar events, the determination made by the Board in the event of a spin-off transaction or corporate transactions of the Company such as dissolution, liquidation, merger, consolidation or sale of all or substantially all of the assets of the Company, and the Board may, at its sole and absolute discretion, to make such adjustment or determination.

The following paragraphs describe the principal terms of the 2024 Plan.

Eligibility. The Board may grant one or more awards to an employee, director, consultant or sub-contractor of the Company or our affiliates who is selected by the Board to participate in the 2024 Plan.

Type of Awards. The 2024 Plan permits the awards of share options, restricted shares, restricted share units, share appreciation rights or other share-based awards, as determined by the board of directors.

Administration. The 2024 Plan is administered by the Board or persons to whom the Board may delegate its duties and powers in whole or in part as it determines. The Board is authorized to construe and interpret the 2024 Plan, to prescribe, amend, and rescind any rules and regulations relating to the 2024 Plan, and to make any other determinations necessary, advisable or desirable for the administration of the 2024 Plan, as well as determine the form, timing and terms of each award consistent with the provisions of the 2024 Plan.

Award Agreements. Generally, equity awards granted under the 2024 Plan are evidenced by an award agreement providing for the number of Ordinary Shares subject to the award, and the terms and conditions of the award, which must be consistent with the 2024 Plan.

Vesting Schedule. The Board determines the vesting schedule of each equity award granted under the 2024 Plan, which vesting schedule will be subject to a certain number of months or years of services with the Company or our affiliates; and/or the performance criteria based on one or more performance factors as determined by the Board and set forth in the award agreement for such equity award.

Restriction on Transfer and Sale. The Board may, at its discretion, determine that the Ordinary Shares issued or transferred to a participant pursuant to an option or restricted share units shall be restricted as to transferability and sale.

Term. Unless terminated earlier, the 2024 Plan will continue in effect for a term of ten years from the date of its adoption on November 18, 2024.

Termination or Amendment of Plan. The Board may amend, alter, or discontinue the 2024 Plan, subject to certain exceptions.

2024 Global Equity Incentive Plan Trust

We as the settlor established the Waton Financial Limited 2024 Global Equity Incentive Plan Trust with Waton Trust Limited (the “Waton Trust”) as the trustee. The Waton Trust shall hold, through the WATON ESOP PLAN LTD (the “Waton ESOP Plan”), the equity awards granted to certain participants of the 2024 Plan on behalf of such participant. As of the date of this annual report, (i) the Waton Trust and the Waton ESOP Plan have applied to the HKSFC and obtained the approval from the HKSFC to become WSI’s substantial shareholders, (ii) Mr. WEN Huaxin has completed the share transfer of 688,458 Ordinary Shares issued to him under the 2024 Plan to the Waton ESOP Plan. Upon satisfaction of applicable vesting conditions including the mandatory lock-up period beginning on the listing date of the Company and ending two (2) years from such listing date, the shares held by the Waton Trust may be transferred to the relevant participants. Pursuant to the trust deed, the participant will have rights to vote, receive notices of meetings or rights to dividends or other distributions in respect of the Ordinary Shares during the mandatory lock-up period.

Restricted Share Units Grants

As of the date of this annual report, we have granted a total of 4,884,030 Restricted Share Units (the “RSUs”) to certain of our directors, employees and a consultant, and there are a total of 532,548 Ordinary Shares underlying grants of outstanding RSUs that were held by the directors and executive officers the Company, as adjusted retroactively to give effect to the share subdivision of the Company, which was initially approved on December 31, 2024, which include the following:

•
CHU Chun On Franco (Director and Chief Executive Officer), who will own less than 1% of the outstanding Ordinary Shares on an as-converted basis, has outstanding RSUs granted on November 18, 2024, with a purchase price of US$0.75 per share and vesting dates that range from May 18, 2025 to November 18, 2026. The Ordinary Shares to be issued to Mr. Chu pursuant to the grant of RSUs will be held under the 2024 Global Equity Incentive Plan Trust during the mandatory two-year lockup period;

•
James Beeland Rogers Jr. (Director and Senior Advisor), who will own less than 1% of the outstanding Ordinary Shares on an as-converted basis, has outstanding RSUs granted on November 18, 2024, with a purchase price of US$0.00016 per share and vesting dates that range from November 18, 2024 to November 18, 2025, and 220,746 Ordinary Shares have been issued to Mr. Rogers upon the vesting and exercise of the RSUs on November 18, 2024; and

•
WEN Huaxin (Chief Financial Officer) has outstanding RSUs with respect to 229,482 Ordinary Shares granted on November 18, 2024, with a purchase price of US$0.00016 per share and vesting dates that range from November 18, 2024 to May 18, 2025, and 688,458 Ordinary Shares have been issued to Mr. Wen upon the vesting and exercise of the RSUs granted on November 18, 2024. The Ordinary Shares issued and to be issued to Mr. Wen pursuant to the grant of RSUs will be held under the 2024 Global Equity Incentive Plan Trust during the mandatory two-year lock-up period.

As of the date of this annual report, other employees, as a group, have outstanding RSUs of a total of 3,442,278 Ordinary Shares, with a purchase price of US$0.75 per share.

C. Board Practices

Board of Directors

Our board of directors consists of six directors, including three independent directors.

A director is not required to hold any shares in the Company to qualify to serve as a director. Our board of directors may exercise all the powers of our Company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of the directors. Following a declaration being made, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of the Nasdaq and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

Duties of Directors

Under BVI law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Companies Act. We have the right to seek damages if a duty owed by our directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

•	convening shareholders’ general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•	approving the transfer of shares in our Company, including the registration of such shares in our share register.

Terms of Directors and Executive Officers

Our directors may be elected by a majority of votes of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office unless otherwise agreed between us and the directors. A director may be removed from office by (i) an ordinary resolution of our shareholders with or without cause, and/or (ii) by a resolution of our directors, with cause. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, (iv) is prohibited by law from being a director, or (v) ceases to be a director by virtue of any provision of the applicable laws of the BVI or is removed from the office pursuant to our Memorandum and Articles of Association.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers under Hong Kong laws. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our Company.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Du Haibo, Mr. Fung Chi Kin and Ms. Jiang Wen. Mr. Du Haibo is the chairman of our audit committee. We have determined that Mr. Du Haibo, Mr. Fung Chi Kin and Ms. Jiang Wen satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Du Haibo qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing any audit problems or difficulties and management’s response with the independent auditors;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Du Haibo, Mr. Fung Chi Kin and Ms. Jiang Wen. Ms. Jiang Wen is the chairman of our compensation committee. We have determined that Mr. Du Haibo, Mr. Fung Chi Kin and Ms. Jiang Wen satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans; and

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Du Haibo, Mr. Fung Chi Kin and Ms. Jiang Wen. Mr. Fung Chi Kin is the chairperson of our nominating and corporate governance committee. Mr. Du Haibo, Mr. Fung Chi Kin and Ms. Jiang Wen satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 48,237,472 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned
	Number of Ordinary Shares	% of beneficial ownership and voting power
Directors, Director Appointees and Executive Officers(1):
ZHOU Kai(2)	40,980,000	84.95%
CHU Chun On Franco(3)	—	—
James Beeland Rogers Jr.(4)	220,746	0.46%
WEN Huaxin(5)	688,458	1.45%
FUNG Chi Kin(6)	—	—
DU Haibo(6)	—	—
JIANG Wen(6)	—	—
All directors, director appointees and executive officers as a group (seven persons)	41,889,204	86.86%
Principal Shareholders:
WATON CORPORATION LIMITED(2)	40,980,000	84.95%
TRIUMPH TEAM ASSETS LIMITED(2)	40,980,000	84.95%
WATON ESOP HOLDINGS LTD(2)	40,980,000	84.95%
TZed Holding Group Ltd.(2)	40,980,000	84.95%

(1)	The business address of our directors and executive officers is Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon in Hong Kong.

(2)
These shares are held by WATON CORPORATION LIMITED (“Waton Corporation”), an exempted company incorporated in the Cayman Islands, of which approximately 47.70% are held by TRIUMPH TEAM ASSETS LIMITED (“Triumph Team Assets”) and approximately 9.40% are held by WATON ESOP HOLDINGS LTD (“Waton ESOP Holdings”). Each of Triumph Team Assets and Waton ESOP Holdings is 100% owned by TZed Holding Group Ltd. (“TZed Holding”). Our Chairman of the Board of Directors, and Chief Technology Officer, Mr. Zhou Kai, is the sole director of Waton Corporation and 100% owner of each of Triumph Team Assets, Waton ESOP Holdings and TZed Holding. Mr. Zhou Kai holds the voting powers (and dispositive powers) over the Ordinary Shares held by Waton Corporation. The registered address of Waton Corporation is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of each of Triumph Team Assets and Waton Esop Holdings is Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of TZed Holding is Start Chambers, Wickhams Cayt II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Director and Chief Executive Officer.

(4)	Director and Senior Advisor.

(5)	Chief Financial Officer.

(6)	Independent Director.

(7)	Represents 220,746 Ordinary Shares issued upon the vesting and exercise of the restricted share units granted under the Company’s 2024 Global Equity Incentive Plan.

(8)
Represents 688,458 Ordinary Shares issued upon the vesting and exercise of the restricted share units granted under the Company’s 2024 Global Equity Incentive Plan, which will be held under the 2024 Global Equity Incentive Plan Trust during the mandatory two-year lock-up period. As of the date of this annual report, Mr. Wen Huaxin has completed the share transfer of 688,458 Ordinary Shares to WATON ESOP PLAN LTD. Mr. Wen Huaxin retains rights to vote, receive notices of meetings or rights to dividends or other distributions in respect of the Ordinary Shares during the mandatory lock-up period, and is the beneficial owner of the Ordinary Shares pursuant to Rule 13d-3 under the Exchange Act. See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — B. Compensation — Share Incentive Plan” for details.

On January 7, 2021, each of Mr. Zhou Kai and another two individual shareholders acquired 33.34%, 33.33% and 33.33% equity interests in the Company respectively, from Zhong Nan Investments Limited. On April 21, 2022, each of Zhou Kai and another two individual shareholders transferred all of their respective equity interests in the Company to Waton Corporation. As a result, Waton Corporation holds 100% equity interests in the Company. On September 5, 2023, the Company repurchased 4,000,000 Ordinary Shares held by Waton Corporation Limited. The total number of Ordinary Shares held by Waton Corporation Limited as of such date was 8,830,000 of par value of US$1.00 each. On October 12, 2023, our board of directors approved a series of issuance, repurchase and subdivision of the Ordinary Shares, and as a result, the total number of Ordinary Shares held by Waton Corporation Limited was 8,830,000 of par value of US$0.001 each. On March 22, 2024, the Company further repurchased 2,000,000 Ordinary Shares held by Waton Corporation Limited. The total number of Ordinary Shares held by Waton Corporation Limited as of such date was 6,830,000 of par value of US$0.001 each. On December 31, 2024, the directors and shareholders of the Company passed resolutions to approve the (i) conversion of its Ordinary Shares with a par value of US$0.001 to no par value through a series of amendments to memorandum and articles of association, redemptions of issued shares and issuances of new shares; and (ii) a subdivision of all the issued Ordinary Shares in the capital of the Company at a ratio of a six-for-one. The relevant share subdivision registry was completed on January 7, 2025. The total number of Ordinary Shares held by Waton Corporation Limited as of such date was 40,980,000 with no par value.

In November 2024, we adopted the 2024 Global Equity Incentive Plan (the “2024 Plan”), which provides for the grant of share options, share appreciation rights, restricted share units, restricted shares or other share-based awards. The initial maximum number of Ordinary Shares which may be granted and issuable pursuant to the 2024 Plan is 10,245,000 Ordinary Shares, as adjusted retroactively to give effect to the share subdivision, which was initially approved on December 31, 2024. In November 2024, we granted restricted share units to certain of our directors, employees and a consultant. As of the date of this annual report, an aggerate of 4,884,030 restricted share units have been granted to certain of our directors, employees and a consultant, including an aggregate of 909,204 restricted share units which have been vested, exercised and issued, and 3,974,826 restricted share units which are held by them and remain outstanding, as adjusted retroactively to give effect to the share subdivision, which was initially approved on December 31, 2024. See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — B. Compensation —Share Incentive Plan” for details.

Other than as disclosed in this annual report, there are not any significant changes in the percentage ownership held by any major shareholders during the past three years.

None of the Company’s major shareholders will have any different or special voting rights with respect to their Ordinary Shares.

As of the date of this annual report, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The table below sets forth major related parties of us and their relationships with us.

Names of related parties	Relationship

Zhou Kai	Principal shareholder, chief technology officer, chairman of the board

Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”)	A company controlled by Zhou Kai

Wealth Guardian Investment Limited (“WGI”)
The Company is able to exercise significant influence over WGI because two individuals, who are the senior management of WGI, are the shareholders of the Company holding more than or approximately 10% aggregate equity interests.

Waton Trust Limited	An entity Zhou Kai acted as a director

ST MA Ltd	The Company’s shareholder, ST MA Ltd, ceased to be a shareholder in June 2023.

WIG SPC
A wholly-owned subsidiary of the Company incorporated in Cayman Islands, holding investment segregated portfolios (each of which is referred to as “SP”, collectively “SPs”). The SPs are each formed for the purpose of investing in securities and are owned by different investors. Effective December 2024, WSI serves as the investment manager of the WIG SPC series SPs. During the year ended March 31, 2025, there was no management income incurred.

Transactions with WGI

We conduct material transactions with WGI through WSI and/or WTI, which entities are services providers for WGI. These transactions are as follows:

	As of March 31,

	2025	2024	2023

	US$	US$	US$

Receivables – clients – unsettled trade	1,549,709	11,043,210	5,538,025
Receivables – clients – margin loan (net)(i)(ii)	3,276,678	1,873,556	—
Receivables – software licensing and related support services	600,000	1,197,352	—
Receivables – Total(iii)	5,426,387	14,114,118	5,538,025
Contract assets – related party	1,200,000
Payables – brokerage services	1,417,153	13,867,823	7,101,004
Payables – Broker-dealer	75,136	163,635	—
Payables – Total	1,492,289	14,031,458	7,101,004

(i)	WSI extended a credit line of $6.2 million to WGI for margin transactions during the year ended March 31, 2025.

(ii)	As of March 31, 2025, 2024 and 2023, the amounts consisted of margin loan receivables of $3.5 million, $3.6 million and nil, net of client payables of $0.2 million, $1.7 million and nil, respectively.

(iii)
As of March 31, 2025, 2024 and 2023, receivables from this customer, including margin loan receivables, have been either fully collateralized by the client-owned securities held in the customer’s account or fully collected.

	For the years ended

	2025	2024	2023

	US$	US$	US$

Revenues – brokerage commission and handling charge income	2,539,260	1,757,731	1,707,334
Revenues – interest income	1,040,634	1,016,179	181,550
Revenues – software licensing and related support services	1,200,000	1,197,551	2,786,105
Total	4,779,894	3,971,461	4,674,989

Due from ST MA Ltd

In April 2023, the Company made a loan in the amount of US$447,000 (approximately HK$3.5 million) to ST MA LTD, a related party as of that time. The loan is unsecured during the period from April 2023 to October 2024, and subsequently is collateralized by securities held in the account of ST MA LTD, bears no interest and is due on demand. ST MA LTD ceased to be a related party in June 2023, because ST MA LTD ceased to be a shareholder of the Company. The amount due from ST MA Ltd was recorded in prepaid expenses and other current assets as of March 31, 2024 and 2025, respectively.

Due to related parties

	As of March 31,	As of March 31,

	2025	2024	2023

	US$	US$	US$

Zhou Kai(i)	31,682	1,830,092	5,276,423
Shenzhen Jinhui(ii)	1,766,092	772,040	611,566
Due to related parties	1,797,774	2,602,132	5,887,989

(i)
The balance represents borrowings from Zhou Kai for the Company’s daily operational purposes. The borrowings are interest-free, unsecured and due on demand. During the years ended March 31, 2025, 2024 and 2023, the Company borrowed from Zhou Kai $0.03 million, $1.8 million and $5.3 million, respectively. During the year ended March 31, 2024, the Company disposed certain portion of its other investment to Zhou Kai at a consideration of approximately $2.0 million and the amount was settled with payable with Zhou Kai.

(ii)
The balance represents unpaid service fees to Shenzhen Jinhui, a service provider and sub-contractor of the Company’s project management services. Based on the services agreement, Shenzhen Jinhui charges the Company certain percents of markup above its costs relating to service provided to the Company. During the years ended March 31, 2025, 2024 and 2023, the Company purchased outsourcing and related support services of approximately $1.0 million, $0.7 million and $0.6 million, respectively, from Shenzhen Jinhui which were recorded as software licensing and related support outsourcing costs.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of the business of our subsidiaries.

As of the date of this annual report, save for the ongoing regulatory actions disclosed below, we and our subsidiaries are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on the business of our subsidiaries, and our financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect the business of our subsidiaries, and our financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We may be subject to litigation, arbitration or other legal proceeding risks.”

Dividend Policy

Subject to the BVI Companies Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividend. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid any cash dividends on our Ordinary Shares. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our subsidiaries’ business.

We are a holding company incorporated in the British Virgin Islands. We may rely on dividends from our subsidiaries in Hong Kong and the Cayman Islands for our cash requirements, including any payment of dividends to our shareholders. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 10. ADDITIONAL INFORMATION — E. Taxation — Hong Kong Enterprise Taxation.” Under Cayman Islands law, dividends may be paid only out of profits or share premium. See “Item 10. ADDITIONAL INFORMATION — E. Taxation — Cayman Islands Taxation.” Any dividends to be paid by us are not subject to taxation in the British Virgin Islands under current laws and regulations. See “Item 10. ADDITIONAL INFORMATION — E. Taxation — British Virgin Islands Taxation.” Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since April 1, 2025 under the symbol “WTF.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since April 1, 2025 under the symbol “WTF.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second memorandum and articles of association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.2 to this annual report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

There are no foreign exchange control regulations or currency restrictions in the British Virgin Islands.

E. Taxation

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

Hong Kong Enterprise Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, each holder or prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult its own tax advisers regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States. Under the current laws of Hong Kong:

•	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

•
Revenues gains from the sale of the Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•
Gains arising from the sale of the Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no foreign exchange control regulations or currency restrictions in the Cayman Islands.

Under the current laws of the Cayman Islands, upon payments of dividend to the shareholders, no Cayman Islands withholding tax will be imposed.

United States Federal Income Tax Considerations

The following brief discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquired our Ordinary Shares in the IPO and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (IRS), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This brief discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a market-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	governments or agencies or instrumentalities thereof;

•	tax-exempt entities (including private foundations);

•	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

•	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

•	investors that have a functional currency other than the U.S. dollar;

•
partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below; and

The brief discussion set forth below is addressed only to U.S. Holders that purchased Ordinary Shares in the IPO. Purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in the IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Notwithstanding  the cash we raised in the IPO, together with other assets held for the production of passive income, it is believed, for our current taxable year, we are not a PFIC. We will continue to make this determination following each tax year. However, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we have utilized from the past IPO. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spent the cash we raised in the IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in the IPO) that may not have been within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•
the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•
the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares continue to be regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 129I) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) above is satisfied coupled with the Ordinary Shares may be readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report. For the current year end, we did not issue any dividends.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-283424), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

No applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration and credit risk

Financial instruments that potentially subject us to concentration of credit risk consist of cash accounts held with financial institutions in Hong Kong. Cash segregated under regulatory requirements is deposited in reputable financial institutions as required by the Hong Kong Securities and Futures Ordinance. At times, these accounts may exceed the maximum coverage limit of approximatively US$64,000 (HK$500,000) under the Deposit Protection Scheme introduced by the Hong Kong Government. We have not experienced any losses in these accounts and management believes that these financial institutions are of sound credit quality and we are not exposed to any significant credit risk on these accounts.

Our exposure to credit risk associated with trading and other activities is measured on an individual counterparty basis, as well as by Group of counterparties that share similar attributes.

We are exposed to concentration risks with specific counterparties.

(i)	Major customer

For the fiscal years ended March 31, 2025, 2024 and 2023, WGI, a related party, accounted for approximatively 64.2%,39.5%, and 81.5% of our total revenues, respectively.

(ii)	Major supplier

There was one related party supplier, Shenzhen Jinhui, who accounted for approximatively 5.4%, 11.3% and 21.1% of total expenses for the year ended March 31, 2025, 2024 and 2023, respectively.

(iii)	Receivables

As of March 31, 2025, 2024 and 2023, WGI accounted for 61.0%, 96.6% and 51.4% of the total balance of receivables, respectively, including balances from client, broker-dealers and clearing organization and software licensing and related support service.

As disclosed above, deterioration of our customers’ operating conditions and our inability to develop new customers in a timely manner may have an impact on the Company’s operating conditions and results of operations. In the fiscal years ended March 31, 2025, 2024, and 2023, we derived US$4.8 million, US$4.0 million and US$4.7 million in revenues, respectively, from WGI. The proportion of total revenues derived from WGI during the fiscal year ended March 31, 2025 increased to 64.2% from 39.5% during the fiscal year ended March 31, 2024, primarily due to decrease in number of clients in WSI’s bond distribution services. The proportion of total revenues derived from WGI during the fiscal year ended March 31, 2024 decreased to 39.5% from 81.5% during the fiscal year ended March 31, 2023, primarily due to the increase in proportion of revenue from WSI’s bond distribution services. As of the date of this annual report, WGI is a customer using WSI’s Broker Cloud solutions contributing brokerage and commission income, interest income and software licensing and related support services income. However, the services demand of WGI may vary based on a number of factors such as economic conditions and technology advancements, which are beyond our control, and we cannot guarantee that WGI will continue to use WSI’s Broker Cloud solutions in the future. See details in “Item 3. KEY INFORMATION — D. Risk Factors — We derived a substantial portion of revenue from a small number of key customers” and “Item 3. KEY INFORMATION — D. Risk Factors — We derived a substantial portion of revenue from WGI, a single related party customer, and any adverse changes to our relationship with WGI could materially and adversely affect our financial results.” We expect to perform ongoing credit evaluations of our customers and widen the channel for attracting more customers.

Foreign currency exchange risk

We are exposed to foreign currency exchange risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currency giving rise to this risk is primarily US$. We consider the foreign currency exchange risk in relation to transactions denominated in HK$ with respect to US$ to be insignificant, as the HK$ is pegged to the US$ as of the date of this annual report.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on borrowings from financial institutions. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation risk

We believe the impact of inflation on us will not be material. Our operations, through our subsidiaries, are in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 1.7% for 2024, 2.1% for 2023, and 1.9% for 2022, according to the International Monetary Fund, International Financial Statistics and data files.

We believe the inflation rate in Hong Kong will stay moderate. The inflation rate in Hong Kong is forecast to average 2.5% per annum from 2025 to 2028 in Hong Kong, according to the 2023-24 government budget of Hong Kong.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-283424)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-283424) for our IPO, which was declared effective by the SEC on March 31, 2025. In April 2025, we completed our IPO in which we issued and sold an aggregate of 4,375,000 Ordinary Shares, at a price of $4.00 per share for total gross proceeds of $17.5 million, before deducting underwriting discounts and other related expenses. Simultaneously with the closing of the IPO , the Company also issued and sold an additional 656,250 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO, at the public offering price of $4.00 per share. As a result, the Company raised additional gross proceeds of $2.625 million, before deducting underwriting discounts and offering expenses. CATHAY SECURITIES, INC., acted as the representative of the underwriters, with Dominari Securities LLC acting as co-underwriter with respect to the IPO.

We incurred a total of approximately $4.0 million in expenses in connection with our IPO. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received approximately $17.5 million of offering proceeds after the deduction of $2.7 million in underwriter discounts and other expenses. As of the date of this annual report, we have used the proceeds for (i) enhancing the functionalities and technicalities of our trading platform APP and the software licensing and related support services, including, but not limited to, improving user experience, and development in AI-powered risk control and customer service functions, (ii) developing our asset management business and launch other new business lines, including the cost of applying for applicable licenses from the HKSFC, hiring eligible representative officers and supporting staff, and establishing and/or improving relevant business control and compliance procedures, (iii) expanding our array of investments available for our customers on our trading platform APP, including, but not limited to, the cost of onboarding Daily Revenue Contracts offered by the Micro Connect Macau Financial Assets Exchange (MCEX), and improving connectivity to existing and new exchanges for trading new asset types, and (iv) supplemental general working capital, respectively. As of the date of this annual report, $15.8 million of the net proceeds from our IPO remained unused. We intend to use the remaining proceeds from our IPO in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-283424).

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2025 were ineffective. In connection with the audits of our consolidated financial statements for the years ended March 31, 2025, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting as well as other disclosure control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to the lack of structured period-end financial closing processes for the preparation of consolidated financial statements in accordance with U.S. GAAP and relevant SEC financial reporting requirements, ineffective information technology general controls (“ITGCs”) in the areas of user access and program change-management over certain information technology (“IT”) systems that support the Company’s financial reporting processes, and inadequate design or ineffective controls on cybersecurity risk assessment and disaster recovery planning.

We have implemented measures designed to address the underlying causes of these material weaknesses by: (i) formalizing and standardizing our accounting and financial reporting control procedures and policies to improve the quality and accuracy of the period-end financial closing process; (ii) hiring an external consultant with AICPA qualifications to further improve the efficiency and quality of our financial reporting; and (iii) enhancing the design of our ITGCs over the IT systems that support the Company’s revenue and related financial reporting processes, including, (a) developing and implementing additional training and awareness addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on user access; (b) increasing the extent of oversight and verification checks included in operation of user access controls and processes; (c) deploying additional tools to support administration of user access; and (d) enhancing management reporting on the remediation measures to the board of directors, or audit committee members as appropriate.

We are fully committed to the implementation of these and other measures to the remediation of the material weaknesses in our internal control over financial reporting. However, there is no assurance that the implementation of these measures will fully address the deficiencies in our internal control over financial reporting. See “Item 3. KEY INFORMATION – D. Risk Factors – Risks Related to Our Subsidiaries’ Business and Industry – Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Ordinary Shares” for details.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies. Even though management’s report on internal control over financial reporting is not required, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of March 31, 2025, as mentioned above. See “Item 3. KEY INFORMATION – D. Risk Factors – Risks Related to Our Subsidiaries’ Business and Industry – Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Ordinary Shares” for details.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Du Haibo qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Du Haibo, Mr. Fung Chi Kin and Ms. Jiang Wen satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B.	CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to all of our directors, executive officers and employees.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by UHY LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended March 31,

	2025	2024	2023

Audit fees(1)	$909,000	$245,000	$—
Audit-Related fees	—	3,000	—
Total	$909,000	$248,000	$—

(1)
Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firms for (i) the audit of our annual financial statements; or (ii)  the audits of our financial statements and review of the interim financial statements in connection with our IPO.

The audit committee of our board of directors was established in 2025 and has implemented pre-approval policies and procedures. Under these policies and procedures, the audit committee is responsible for approving audit, tax, and non-audit services provided by UHY LLP and any successor auditor. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G.	CORPORATE GOVERNANCE

Our Company is considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the British Virgin Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules; and

•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

British Virgin Islands law does not impose a requirement that our board of directors consist of a majority of independent directors or that such independent directors meet regularly without other members present.

The Company intends to avail itself of these exemptions. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. If at any time the Company ceases to be a “foreign private issuer” under the rules of Nasdaq, the Company intends to avail itself of the “controlled company” exception to Nasdaq’s rules.

The “controlled company” exception to Nasdaq’s rules provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company” need not comply with certain requirements of Nasdaq’s corporate governance rules. As of the date of this annual report, Mr. Zhou Kai controls more than 50% of the voting power of our issued and outstanding shares. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including that a majority of our board of directors consist of independent directors. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of Nasdaq and cease to be a “controlled company” and our Ordinary Shares continue to be listed on Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of Nasdaq, including but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Notwithstanding the Company’s status as a foreign private issuer or a controlled company, the Company will remain subject to the corporate governance standard of Nasdaq that requires the Company to have an audit committee with at least three independent directors as well as composed entirely of independent directors. For purposes of the audit committee composition requirements, we must have at least one independent director on our audit committee at the time of listing, at least two independent directors within 90 days of listing and at least three independent directors within one year of listing, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq rule.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.	INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K.	CYBERSECURITY

The Company currently has an informal cybersecurity policy. As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board of directors. The Company relies on certain third parties for the provision of its cloud infrastructure but does not currently engage any assessors, consultants, auditors, or other third parties in connection with any processes for assessing, identifying, and managing material risks from cybersecurity threats, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. As of the date of this annual report, there have been no cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company.

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Waton Financial Limited, and its operating entities are included at the end of this annual report.

Item 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1
Third Amended and Restated Memorandum and Articles of Association of the Company, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333- 283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

2.1
Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

2.2*	Description of Securities
4.1
Form of Employment Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.2
Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.3
English translation of the Comprehensive Information Technology Services Agreement with Shenzhen Jinhui Technology Co., Ltd. dated February 1, 2021 (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.4
English translation of the Comprehensive Information Technology Services Supplemental Agreement with Shenzhen Jinhui Technology Co., Ltd. dated February 2023 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.5
Mobile Application Development Agreement with Wealth Guardian Investment Limited dated April 1, 2021 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.6
2024 Global Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.7
Trust Deed constituting the Waton Financial Limited 2024 Global Equity Incentive Plan Trust between the Registrant as settlor and Waton Trust Limited as trustee dated November 18, 2024 (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

8.1
List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024).

11.1
Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

11.2
Insider Trading Compliance Policy of the Company ((incorporated herein by reference to Exhibit 19.1 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of UHY LLP
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Waton Financial Limited

	By:	/s/ WEN Huaxin
WEN Huaxin

Chief Financial Officer

(Principal Accounting and Financial Officer)

Date: July 24, 2025

WATON FINANCIAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Waton Financial Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Waton Financial Limited and its subsidiaries (the Company) as of March 31, 2025 and 2024, and the related consolidated statements of operations and  comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025,  in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 2 and Note 8 to the consolidated financial statements, the Company has entered into significant transactions with its related parties. Our opinion is not modified with respect to this matter.

/s/ UHY LLP

We have served as the Company’s auditor since 2024.
Irvine, California
July 24, 2025

WATON FINANCIAL LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of March 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$7,717,087	$4,948,090
Cash segregated under regulatory requirements	6,183,232	5,704,096
Receivables from:
Clients	1,729,408	142,673
Clients − related party	4,826,387	12,916,766
Broker-dealers and clearing organization	1,739,276	355,232
Software licensing (including subscription based) and related support services − related party	600,000	1,197,352
Contract assets − related party	1,200,000	—
Due from ST MA Ltd	449,877	447,233
Prepaid expenses and other current assets	893,051	130,810
Total current assets	25,338,318	25,842,252
Property and equipment, net	123,297	211,021
Deferred tax assets	—	152,783
Operating lease right-of-use assets	467,016	975,510
Investment, cost	2,878,575	3,472,016
Equity method investment	189,932	770,308
Other assets	1,726,837	1,260,537
TOTAL ASSETS	$30,723,975	$32,684,427
Liabilities and Shareholders’ Equity
Current liabilities:
Payables to:
Clients	$6,163,171	$1,528,426
Clients − related party	1,417,153	13,867,823
Broker-dealers and clearing organization	7,335,535	2,207,066
Accrued expenses and other current liabilities	748,918	705,624
Amounts due to related parties	1,797,774	2,602,132
Operating lease liabilities, current	463,120	540,524
Total current liabilities	17,925,671	21,451,595
Operating lease liabilities, non-current	30,561	490,779
TOTAL LIABILITIES	17,956,232	21,942,374
Commitments and contingencies	—	—
Shareholders’ equity:
Ordinary shares, unlimited shares authorized; no par value; 43,206,222 shares and 40,980,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively#	—	—
Additional paid-in capital#	21,817,729	7,908,000
(Accumulated deficit) retained earnings	(9,107,145)	2,860,360
Accumulated other comprehensive income (loss)	57,159	(26,307)
TOTAL SHAREHOLDERS’ EQUITY	12,767,743	10,742,053
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$30,723,975	$32,684,427

#	The presentation of ordinary shares has been retrospectively adjusted to give effect to the changes in par value and a six-for-one stock split. Refer to Note 9 for more details.

The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2025	2024	2023
Revenues
Brokerage and commission income	$1,824,412	$6,472,535	$373,201
Brokerage and commission income – related party	2,539,260	1,757,731	1,707,334
Principal transactions and proprietary trading	105,483	(715,309)	—
Interest income	135,938	150,819	22,633
Interest income – related party	1,040,634	1,016,179	181,550
Software licensing (including subscription based) and related support services income	602,217	176,303	667,951
Software licensing (including subscription based) and related support services income – related party	1,200,000	1,197,551	2,786,105
Total revenues	7,447,944	10,055,809	5,738,774

Operating costs and expenses
Commissions and brokerage fees	246,259	401,843	77,045
Software licensing (including subscription based) and related support outsourcing cost – related party	975,865	802,745	562,577
Interest expenses	289,943	158,441	18,041
Compensation and benefits	3,222,730	2,108,656	749,983
Share-based compensation expenses	8,788,109	—	379,867
Research and development expenses	427,672	—	—
Professional service fees	1,747,163	1,957,781	354,195
Market information	880,827	580,584	266,190
Lease costs	532,552	435,824	98,721
Other general and administrative expenses	988,179	666,741	165,702
Total operating costs and expenses	18,099,299	7,112,615	2,672,321

Operating (loss) income	(10,651,355)	2,943,194	3,066,453

Other income (loss):
Income from foreign currency spread*	150,987	49,694	680,721
Impairment loss on investment	(618,630)	—	—
Loss from equity method investment	(578,256)	—	—
Others	(116,823)	(56,400)	48,392
Total other (loss) income	(1,162,722)	(6,706)	729,113

(Loss) income before income tax expenses	(11,814,077)	2,936,488	3,795,566
Income tax expense	(153,428)	(439,934)	(714,861)
Net (loss) income	$(11,967,505)	$2,496,554	$3,080,705

Net (loss) income per ordinary share
Basic and diluted	$(0.29)	$0.04 #	$0.09	#
Weighted average ordinary shares outstanding
Basic and diluted	41,793,690	62,816,064 #	34,733,424	#

Net (loss) income:	$(11,967,505)	$2,496,554	$3,080,705
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	83,466	85,550	(117,463)
Total comprehensive (loss) income	$(11,884,039)	$2,582,104	$2,963,242

*	Refer to Note 8 to the consolidated financial statements.
#
The presentation of net income per ordinary share and weighted average ordinary shares outstanding have been retrospectively adjusted to give effect to the changes in par value and a six-for-one stock split. Refer to Note 9 for more details.

The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in U.S. dollars, except for number of shares)

	Ordinary Shares		Additional paid-in capital*	(Accumulated deficit) Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Share*	Amount*
Balance as of April 1, 2022	16,980,000	$—	$3,528,133	$(2,716,899)	$5,606	$816,840
Net income	—	—	—	3,080,705	—	3,080,705
Share-based compensation	—	—	379,867	—	—	379,867
Issuance of ordinary shares for cash	60,000,000	—	10,000,000	—	—	10,000,000
Foreign currency translation adjustment	—	—	—	—	(117,463)	(117,463)

Balance as of March 31, 2023	76,980,000	—	13,908,000	363,806	(111,857)	14,159,949
Net income	—	—	—	2,496,554	—	2,496,554
Repurchase and retirement of ordinary shares	(36,000,000)	—	(6,000,000)	—	—	(6,000,000)
Impact from recapitalization*	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	85,550	85,550

Balance as of March 31, 2024	40,980,000	—	7,908,000	2,860,360	(26,307)	10,742,053
Net loss	—	—	—	(11,967,505)	—	(11,967,505)
Issuance of ordinary shares from release of RSUs	909,204	—	—	—	—	—
Issuance of ordinary shares under private placement	1,317,018	—	5,121,620	—	—	5,121,620
Share-based compensation	—	—	8,788,109	—	—	8,788,109
Foreign currency translation adjustment	—	—	—	—	83,466	83,466

Balance as of March 31, 2025	43,206,222	$—	$21,817,729	$(9,107,145)	$57,159	$12,767,743

*    The number of ordinary shares and amount of ordinary shares have been retrospectively adjusted to give effect to the changes in par value and a six-for-one stock split. Refer to Note 9 for more details.

The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	$(11,967,505)	$2,496,554	$3,080,705
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	102,665	67,070	5,551
Amortization of operating right-of-use assets	553,842	369,457	89,336
Share-based compensation	8,788,109	—	379,867
Loss from equity method investment	578,256	—	—
Impairment loss on investment	618,630	—	—
Deferred income taxes	153,428	439,934	714,861
Changes in operating assets and liabilities:
Receivables from clients, including related parties	6,569,798	(7,206,712)	(5,762,828)
Receivables from broker-dealers and clearing organization	(1,379,621)	3,935,524	(4,187,527)
Receivables from software licensing and related support services	(594,567)	(532,981)	(663,358)
Prepaid expenses and other current assets	(760,190)	213,282	(259,822)
Other assets	235,918	(284,194)	(121,088)
Payables to clients, including related parties	(7,893,666)	2,008,708	12,230,569
Payables to broker-dealers and clearing organization	5,103,768	(3,348,732)	5,467,408
Accrued expenses and other current liabilities	(153,473)	151,547	519,225
Amounts due to related parties	987,824	158,623	564,752
Operating lease liabilities	(583,251)	(315,227)	(89,635)
Net cash provided by (used in) operating activities	359,965	(1,847,147)	11,968,016

Cash flows from investing activities:
Purchase of property and equipment	(13,744)	(262,091)	(4,978)
Loan to ST MA Ltd*	—	(445,893)	—
Purchase of investments	—	(7,501,453)	—
Net cash used in investing activities	(13,744)	(8,209,437)	(4,978)

Cash flows from financing activities:
Proceeds from borrowings from a related party	—	—	2,977,972
Repayment of borrowings from a related party	(1,800,000)	(1,500,000)	—
Payment for deferred offering costs	(562,591)	(797,170)	—
Proceeds from issuance of ordinary shares	5,121,620	—	10,000,000
Repurchase and retirement of ordinary shares	—	(6,000,000)	—
Principal payment for finance lease	(2,908)	(2,298)	(2,521)
Net cash provided by (used in) financing activities	2,756,121	(8,299,468)	12,975,451
Effect of exchange rate changes	145,791	148,996	(131,452)
Net increase (decrease) in cash, cash equivalents and cash segregated under regulatory requirements	3,248,133	(18,207,056)	24,807,037
Cash, cash equivalents and cash segregated under regulatory requirements at the beginning of the year	10,652,186	28,859,242	4,052,205
Cash, cash equivalents and cash segregated for regulatory requirements at the end of the year	$13,900,319	$10,652,186	$28,859,242

*	Refer to Note 8 to the consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

	For the years ended March 31,
	2025	2024	2023

Reconciliation of cash, cash equivalents and cash segregated under regulatory requirements
Cash and cash equivalents	$7,717,087	$4,948,090	$19,092,552
Cash segregated under regulatory requirements	6,183,232	5,704,096	9,766,690
Cash, cash equivalents and cash segregated under regulatory requirements at the end of year	$13,900,319	$10,652,186	$28,859,242

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$—	$—
Interest paid	$253,738	$158,441	$18,041

Supplemental schedule of non-cash investing and financing activities
Obtaining operating right-of-use assets in exchange for operating lease liabilities	$—	$1,344,906	$110,080
Non-cash sale of investments settled and offset against amounts due to a related party	$—	$1,982,709	$—
Non-cash sale of investments settled and offset against amounts due to a third party	$—	$1,278,021	$—
Non-cash deferred offering costs against accrued expenses	$195,421	$—	$—
Non-cash settlement of receivable from software licensing and related support services - related party offset against payables to clients - related party	$(330,580)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Waton Financial Limited (“Waton Financial” or the “Company”), is a holding company incorporated in the British Virgin Islands with limited liability on June 25, 2010 under the original name of “IAM Group Inc.”, which name was changed to “Waton Financial Limited” on July 5, 2023, and conducts its business mainly through its subsidiaries in Hong Kong (hereafter, the “Group”), namely Waton Securities International Limited (“WSI”). WSI principally engaged in the provision of (i) securities brokerage and distribution services, margin financing services and other ancillary services; and (ii) software licensing (including subscription based) and related support services, including licensing and Software-as-a-Service (“SaaS”) based delivery of trading platform applications,, upgrades and enhancements, maintenance and other related services to securities brokers and financial institutions. Since September 2023, Waton Technology International Limited (“WTI”) has engaged in the provision of software licensing (including subscription based) and related support services, including licensing of trading platform applications, upgrades and enhancements, maintenance and other related services to securities brokers and financial institutions.
As of March 31, 2025, the Company’s subsidiaries are as follows:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
Waton Securities International Limited (“WSI”)	April 28, 1989	Hong Kong	100%	Broker services and software licensing (including subscription based) and related support services
Infast Asset Management Limited (“IAM”)*	October 30, 2012	Hong Kong	100%	No substantial business
Waton Investment Global SPC (“WIG SPC”)*	May 12, 2022	Cayman Islands	100%	Investment segregated portfolio holdings
Waton Technology International Limited (“WTI”)	February 24, 2023	Hong Kong	100%	Software licensing (including subscription based) and related support services
Waton Sponsor Limited	September 7, 2023	British Virgin Islands (“BVI”)	100%	Sponsor of a special purpose acquisition company
Love & Health Limited**	October 3, 2023	Cayman Islands	100%	Special Purpose Acquisition Company
Descart Limited	February 23, 2024	United States	100%	General holding

*	A subsidiary of WSI
**	As of March 31, 2025, Love & Health Limited has not completed its initial public offering with Nasdaq.

On April 2, 2025, the Company closed its initial public offering (“IPO”) of 4,375,000 ordinary shares and the sale of an additional 656,250 ordinary shares (the “Over-allotment”), pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO. The offering price was $4.00 per share. The aggregate gross proceeds of the IPO and Over-allotment were $20,125,000 before deducting underwriting discounts and offering expenses. The ordinary shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WTF” on April 1, 2025.

Going concern and liquidity

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company’s reported a net loss of $11,967,505 for the year ended March 31, 2025 and had an accumulated deficit of $9,107,145 as of March 31, 2025. The Company had positive working capital of $7,412,647 and cash and cash equivalents of $7,717,087 as of March 31, 2025. The Company’s consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation. Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. These estimates are based on information available as of the date of the consolidated financial statements. Accounting estimates required to be made by management include, but not limited to, recognition of software licensing (including subscription based) and related support services income, allowance for credit losses, valuation of share-based compensation, income taxes and valuation for investments. Actual results could differ from those estimates.

(d)	Foreign currency translation and transaction

The reporting currency and the functional currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The functional currency of the Company’s subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities.

The financial statements of the subsidiaries with non-U.S. dollar functional currencies are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. The equity denominated in the functional currency was translated at the historical rate of exchange at the time of the capital contribution. Because cash flows were translated based on the average exchange rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Cumulative translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Gains and losses from foreign currency transactions are included in the consolidated statements of operations.

(e)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(f)	Cash segregated under regulatory requirements

Cash segregated under regulatory requirements represents bank balances that the company holds on behalf of its clients. The Group maintains segregated accounts with banks in Hong Kong to hold its clients’ monies arising from its ordinary course of business. These segregated clients’ monies are strictly restricted for clients’ transactions and governed by the Securities and Futures (Client Money) Rules under the Hong Kong Securities and Futures Ordinance (“HKSFO”).

(g)	Receivables from and payables to clients

Receivables from and payables to clients include amounts due and owed on cash and margin transactions on a trade-date basis. Receivables from clients include margin loans to securities brokerage clients and other trading receivables. WSI engages in margin financing transactions with its clients. Margin loans generated from margin lending activity for securities traded in the secondary market are collateralized by client-owned securities held in client’s accounts. WSI monitors the required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions.

The Group elected the practical expedient for FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC 326”) which permits it to compare the amortized cost basis of the loaned amount with the fair value of collateral received at the reporting date to measure the estimate of expected credit losses. Securities beneficially owned by clients, including those that collateralize margin or other similar transactions, are not reflected on the consolidated balance sheets.

As of March 31, 2025 and 2024, the Group had no credit losses reserve to its receivables from clients.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(h)	Receivables from and payables to broker-dealers and clearing organization

Receivables from and payables to clearing organization include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities trades not delivered by WSI to the purchaser by the settlement date and amounts payable for securities not received by WSI from a seller by the settlement date.

As of March 31, 2025 and 2024, the Group had no credit losses reserve to its receivables from broker-dealers and clearing organization.

Payables to broker-dealers represent margin loan that WSI borrowed from broker-dealers by repledging or sell-and-repurchase the securities that pledged by its margin clients.

(i)	Receivables from software licensing (including subscription based) and related support services

Receivables from software licensing (including subscription based) and related support services primarily consist of amounts due for services already performed and are recorded at the invoiced amount and do not bear interest. The Group maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the expected credit loss, management considers historical losses adjusted to take into account current and future market conditions and the customers’ financial condition, the amount of receivables in dispute and customer paying patterns. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of March 31, 2025 and 2024, the receivables from software licensing (including subscription based) and related support services were fully collateralized by the client-owned securities held in the customer’s account. There were no allowance was recognized on the receivables from software licensing (including subscription based) and related support services during the periods presented in the accompanying consolidated financial statements.

(j)	Current expected credit losses

The Group follows ASC 326, Financial Instruments–Credit Losses which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Group is exposed to credit risk as a result of a present obligation to extend credit. The impact to the periods presented is not material since the Group’s in-scope assets are primarily subject to collateral maintenance provisions for which the Group elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

(k)	Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Shorter of useful life and lease term

Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use.
Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations in the period the asset is derecognized.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(l)	Software Development Costs

FASB ASC 985-20-25 requires software development costs to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when an entity has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Group’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore, software development costs are generally expensed as incurred.

(m)	Impairment of long-lived assets

The Group reviews its long-lived assets, including property and equipment and right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairment charge recognized related to these long-lived assets during the periods presented in the accompanying consolidated financial statements.

(n)	Investment, cost

The Group measures its equity investment in a company that does not have a readily determinable fair value, and does not have the ability to excise significant influence using cost method under the measurement alternative, which is defined as cost, less any impairments, a plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company monitors the investment for impairments and makes adjustments in carrying values if management determines that an impairment charge is required based primarily on the financial condition and near-term prospects of the investment.  The Company evaluates potential impairment indicators, including adverse changes in industry or market conditions, financial performance, business outlook, and other relevant factors.

If such indicators are present, further analysis is conducted to determine whether any impairment is other-than-temporary. In cases where an impairment is deemed other-than-temporary, the Company determines the fair value of the investment. When quoted market prices are not available, the Company exercises judgment in estimating fair value, taking into account factors such as current economic and market conditions, the investee’s operating performance and earnings trends, and other company- and industry-specific information.

During the fiscal year ended March 31, 2024, WSI entered into Share Subscription Agreements and Shareholder Agreements to acquire less than 1% of Series C Preferred Shares of New Markets (BVI) Limited (“Microconnect”) for a total consideration of $6.8 million and in August 2023, WSI sold the Series C Preferred Shares to the Company, one of its related parties, and a third party for $3.5 million, $2.0 million, and $1.3 million, respectively, with no gain or loss recognized for the year ended March 31, 2024. The Company determined that it has no significant influence in Microconnect and there is no readily determinable fair value of this investee.

During the years ended March 31, 2025, 2024 and 2023, the Company recognized impairment loss on investment of $0.6 million, nil and nil, respectively. Impairment was recorded as the Company considered the financial performance of Microconnect relative to the average earnings from comparable companies.

(o)	Equity method investments

The Group accounts for an equity method investment over which it has significant influence but does not have a controlling financial interest and of which it is not the primary beneficiary. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements of operations. During the years ended March 31, 2025, 2024 and 2023, the share of investee’s loss was $0.6 million, nil and nil, respectively.

The Group assesses its equity method investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other entity-specific information.

(p)	Deferred offering costs

Deferred offering costs are incurred in connection with the planned initial public offerings (“IPOs”), of the Company, and of its subsidiary, Love and Health Limited, a SPAC entity, including legal, underwriting, and other IPO-related costs. Upon completion of the IPO, these deferred offering costs will be reclassified to shareholders’ equity. If the Company terminates its planned IPO or if there is a significant delay, all of the deferred offering costs will be immediately written off to expenses in the consolidated statements of operations. Deferred offering costs were $1.5 million and $0.8 million as of March 31, 2025 and 2024, respectively, and were recorded in other assets.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(q)	Fair value measurement

The Group performs fair value measurements in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 - Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.
•	Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly.
•	Level 3 - Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

As of March  31, 2025 and 2024, the carrying values of cash and cash equivalents, cash segregated under regulatory requirements, receivables from clients, receivables from broker-dealers and clearing organization, receivables from software licensing (including subscription based) and related support services, prepaid expenses and other current assets, other receivables, payables  to clients, payables to broker dealers and clearing organization, accrued expenses and other current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these financial  instruments.

(r)	Revenue recognition

The Group generates its revenues as follows:

Brokerage and commission income

WSI earns fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction, brokerage commission is recognized at a point in time when the performance obligation has been satisfied by the completion of trades and the service has been passed to the customer. Brokerage commission income is accrued on a trade-date basis because this is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. The commission fees are directly charged from the customer’s account when the transactions are settled. The securities trading transaction could not be cancelled once it is executed and is not refundable.

Handling charge income arises from services such as clearing and settlement services, new share subscription services in relation to initial public offerings (“IPO”), and dividend collection services, are accrued on a trade-date basis or at the completion of transaction. Clearing and settlement service income is recognized at a point in time when the transactions are executed. The transaction price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully complete IPO subscription on behalf of customers. The transaction price of new share subscription services is a fixed amount per IPO subscription order and no variable consideration exists in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by WSI on behalf of customers. When WSI receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Divided collection handling income is charged at a fixed percentage of divided collected. Handling income is directly charged from the client’s account when the transactions are settled.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
WSI also provides bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts, in return for commission income. WSI enters into a distinct subscription agreement with its customers, i.e. corporate issuers, for the provision of bond distribution services. The distribution service is distinct and is identified as one performance obligation. As stipulated in the subscription agreement, WSI will charge a distribution commission income based on certain percentage of the funds raised in the transaction. For certain lower profile projects that will not be listed on relevant exchanges, WSI will reduce its exposure by entering non-syndicate capital market intermediary agreements with the global coordinators or a manager, as a sub-distributor for them.

Revenue from providing bond distribution services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the bond on relevant exchanges, or the acceptance by the global coordinator or lead manager for non-syndicate projects. During the year ended March 31, 2025, receivables from revenues related to bond distribution services were fully collected.

WSI generally offers no discount to its brokerage and commission clients.

Principal transactions and proprietary trading

Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned are reported at fair value generally based upon quoted prices. Realized and unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.

As of March  31, 2025 and 2024, WSI did not hold any financial instruments in relation to principal transactions and proprietary trading. During the years ended March 31, 2025, 2024 and 2023, WSI has reported a principal transaction and proprietary trade income of $0.1 million, trade loss of $0.7 million and nil, respectively.

Interest income

WSI earns interest income primarily from the margin financing services it offered in relation to the securities brokerage services. Margin financing services refer to the margin loans provided by WSI to its clients for their purchase of securities on the secondary market or for their subscription to shares offered under IPOs. WSI acts as a principal in such transactions. Interest income is recognized with a fixed percentage over the period that the financing amount is outstanding.
Software licensing (including subscription-based) and related support services income

WSI’s and WTI’s contracts typically involve the sales of on-premise licenses (“software licensing”), and often bundled with maintenance and support (“M&S”) services, which are typically capable of being distinct. If goods or services are determined to be distinct, they are accounted for as separate performance obligations. Perpetual on-premise licenses of broker-dealer business related software permit customers to use the software as it exists. The licenses are usually priced as a fixed upfront fee based on the level of complexity and functionalities. The customers take possession of the software, which provides a mature interface to licensed broker-dealer companies for securities trading in a mobile application. Revenues from on-premise licenses are recognized at a point in time when the software is made available to the customer to download or use. WSI and WTI also provide maintenance and support service for customers who purchase on-premise licenses at the option of the customers. These services include troubleshooting, technical support, and the right to receive unspecified software updates. Revenues from maintenance and support services are recognized ratably over the term of the contracts because WSI and WTI are obligated to make the maintenance and support services available continuously throughout the contract period, and the customers simultaneously receive and benefit from these services throughout the contract period.

WSI entered a bundled arrangement with Wealth Guardian Investment Limited (“WGI”), which includes three promises (1) to deliver a software license, (2) to provide customized modules and updates that are critical to the core functionality of the license and are essential to fulfilling the intended purpose of the license, and (3) to provide M&S services. The Group determines the customized modules and updates are highly interdependent

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
or interrelated with the license and should be combined with the license as a single performance obligation. As WGI simultaneously received and benefited from the WSI’s performance, obtained control of the initial software license and the customized modules and updates as soon as they were made available, the Company recognized the revenue of the performance obligation using the output method based on measurements of the value of the goods or services transferred to date relative to the remaining goods or services promised under the contract. The promise to provide M&S services at the option of WGI, including troubleshooting, technical support, unspecified software updates, and other related services, is a separate performance obligation from software licensing and the customized modules and updates since the M&S services are capable of being distinct and separately identifiable. As WGI continuously received and benefited from the M&S services, the Company recognized the revenue from the M&S services ratably over the term of the contract.

Revenues under the bundled arrangements are allocated based on the relative stand-alone selling prices (“SSP”) of on-premise license, customized modules and updates (if any), and maintenance and support services. The SSP for on-premise licenses and customized modules and updates is estimated based on observable transactions when those services are sold on a standalone basis. The SSP of M&S is typically estimated using the adjusted market assessment approach. The Group considers a competitor’s pricing for similar services in the market, adjusted for the Group’s position in the market, expected profit margin and cost structure. Contracts for software licensing and M&S services generally include a renewal option for the M&S services; however, the renewal option to acquire additional goods or services is neither free nor discounted and does not represent a material right.

Contracts are generally fixed price and may be invoiced on a regular basis ranging from monthly to semi-annually, with standard payment terms ranging from 10 to 180 days. The timing of revenue recognition may differ from the timing of invoicing customers due to the existence of these invoicing practices as well as the requirement to recognize revenue on a relative stand-alone selling price basis. The Group elects as a practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less.

WSI and WTI act as a principal in the forgoing contracts as they are primarily responsible for fulfilling the promise to provide the goods or services to the customers.

During the year ended March 31, 2025, the Company commenced to offer SaaS services to its customers. The nature of the SaaS services refers to license subscriptions and solution services, for the use of the Company’s platforms, where it is recognized proportionally to the time contracted. In general, licenses are billed monthly on the postpaid model, and the Company promise to a fix-term of SaaS services. The Company considers that it satisfies its performance obligations over time each month as it provides the SaaS services to customers and recognizes revenue ratably over the month. Invoiced amounts are recorded in accounts receivable and in revenue or contract liabilities, depending on whether the revenue recognition criteria are met. The Company’s agreements with customers do not provide rights of return, and do not provide customers with the right to take possession of the software that supports the applications. Payments received in advance of services being rendered are recorded as contract liabilities and recognized ratably over time. The SaaS contract terms typically last for one year. Customers are required to prepay at least 75% of the services and pay 25% six months after initial set up and acceptance. Customer contracts for sales of software licensing (including subscription-based) and related support services remaining performance obligations include contract liabilities and unbilled amounts that will be recognized as revenue in future periods. The value of the transaction price allocated to remaining performance obligations under software licensing (including subscription-based) and related support services contracts as of March 31, 2025 was approximately $23,000. The Company expects to recognize approximately 25% of remaining performance obligations as revenue in the next twelve months, and the remainder thereafter.

Contract assets and liabilities
The Group records a contract asset when revenue is recognized prior to invoicing. The Group’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the performance obligations are satisfied. The following table summarized the opening and closing balances in contract assets and liabilities:
	Contract assets	Contract liabilities*
Balance as of March 31, 2024	$—	$600,000
Net change to contract balance recognized since beginning of period due to recognition of revenue and amounts billed	1,200,000	(476,863)
Balance as of March 31, 2025	$1,200,000	$123,137

*	Contract liabilities were included within the accrued expenses and other current liabilities.

No expected credit loss recognized for the years ended March 31, 2025, 2024, and 2023 for contract assets.

(s)	Operating costs and expenses

Operating costs and expenses consist primarily of (i) commissions and brokerage fees, (ii) interest expenses, (iii)  software licensing (including subscription based) and related support outsourcing cost, (iv) other general and administrative expenses.

Commission and brokerage expenses are charged by clearing organization and/or executing brokers for clearing and settlement services, are accrued on a trade-date basis and are expensed as incurred. Interest expenses primarily consist of interest expenses of borrowings from financial institutions paid to fund the Group’s margin financing business. Software licensing (including subscription based) and related support outsourcing cost represent outsourced software licensing (including subscription based) and related support services charged by a sub-contractor, which is a related party of the Group. Other general and administrative expenses mainly consist of staff compensation and benefits, lease costs, professional service fees and other general operating expenses.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(t)	Research and development expenses

Research and development expenses include the costs of developing artificial intelligence software for business purpose and costs to improve the business operation flow. All research and development costs are expensed as incurred.

(u)	Other (loss) income

Other (loss) income mainly consists of income from foreign currency spread and income or loss from foreign currency transaction. The foreign currency spread is the income WSI generates from the bid/ask price difference during the currency transactions at specific points in each transaction. Foreign currency balances are assets and liabilities in currencies other than the functional currency of each entity that comprises the Group. At every reporting date, the Group revalues its foreign currency balances to its functional currency at the spot exchange rate and records the associated foreign currency gains and losses.

(v)	Leases - Lessee

The Group determines whether an arrangement is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or an operating lease. Lease terms of certain operating leases include the non-cancellable period for which the Group has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain.

Under FASB ASC 842, lessees are required to recognize the following for all leases on the commencement date: (i)  lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Group has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Group is reasonably certain to exercise.

The Group estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

The Group has not elected the practical expedient to combine lease and non-lease components in the determination of lease expense for leases for office and employee residence. For operating lease, lease expense is recognized on a straight-line basis over the lease term. For finance lease, the right-of-use assets is amortized on a straight-line basis over the shorter of the remaining life of the asset or the life of the lease, with such amortization included in general and administrative expenses of the Group’s consolidated statement of operations.

(w)	Income taxes

Income taxes are accounted for using an asset and liability method in accordance with FASB ASC Topic 740, “Income Taxes”. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Under the provisions of FASB ASC 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The Group recognizes interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(x)	Segment Reporting

ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker (“CODM”) organizes segments within the Group for making operating decisions assessing performance and allocating resources. The Group’s CODM is a management committee comprised of senior executives, allocated resources and assessed performance based upon consolidated financial information and therefore the Group has determined that it has a single operating and reportable segment.

(y)	Share-based compensation

The Group accounts for share-based compensation awards in accordance with FASB ASC 718, “Compensation  - Stock Compensation”. The Group also recognizes compensation cost in its consolidated financial statements in situations where the share-based awards are issued by the parent company of the Group for services provided by the employee to the Group. The cost of services received from employees in exchange for awards of equity instruments is recognized in the consolidated statements of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the vesting period, using the graded vesting method. The Group records forfeitures as they occur.

(z)	Related parties and transactions

The Group identifies related parties, and accounts for, discloses related party transactions in accordance with FASB ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(aa)	Earnings (loss) per share

The Group computes earnings per share in accordance with FASB ASC 260, “Earnings per Share”. Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average ordinary shares outstanding during the period. Diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares, ordinary share equivalents and potentially dilutive securities outstanding during each period. Ordinary share equivalents are not included in the calculation of diluted loss per share if their effect would be anti-dilutive. Diluted loss per share attributable to shareholders of ordinary shares is the same as basic net loss per share attributable to shareholders of ordinary shares for the years presented because the effects of potentially dilutive items were antidilutive given the Company’s net loss for the years ended March 31, 2025, 2024 and 2023. As of March 31, 2024 and 2023, there were dilutive shares.

(ab)	Comprehensive income (loss)

FASB ASC 220, “Comprehensive Income” establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income (loss), as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of cumulative foreign currency translation adjustments.

(ac)	Concentration and credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist of cash accounts held with financial institutions in Hong Kong. Cash segregated under regulatory requirements is deposited in reputable financial institutions as required by the Hong Kong Securities and Futures Ordinance. At times, these accounts may exceed the maximum coverage limit of approximatively $102,000 (HK$800,000), effective from October 1, 2024, and approximately $64,000 (HK$500,000) prior to October 1, 2024, under the Deposit Protection Scheme introduced by the Hong Kong Government.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
The Group has not experienced any losses in these accounts and management believes that these financial institutions are of sound credit quality and the Group is not exposed to any significant credit risk on these accounts.

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by Group of counterparties that share similar attributes.
We are exposed to concentration risks with specific counterparties.

(i)	Major customer

For the years ended March 31, 2025, 2024 and 2023, customer A, a related party, accounted for 64.2%, 39.5% and 81.5% of the Group’s total revenues, respectively.

(ii)	Major supplier

There was one sole related party supplier for software licensing (including subscription based) and related support outsourcing services, who accounted for 5.4%, 11.3% and 21.1% of total operating costs and expenses for the years ended March 31, 2025, 2024 and 2023, respectively.

(iii)	Receivables

As of March 31, 2025 and 2024, customer A, a related party, accounted for 61.0% and 96.6%, respectively of the total balance of receivables, including balances from client, broker-dealers and clearing organizations and software licensing (including subscription based) and related support service.

(ad)	Risks and uncertainties

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Group’s operations.

(ae)	Recent accounting pronouncements

We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company adopted this standard effective April 1, 2024 retrospectively for all periods presented.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Group is currently evaluating the impact of the update on the Group’s consolidated financial statements and related disclosures.

In December 2023, FASB issued ASU 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. The Group is currently evaluating the impact of the update on the Group’s consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the Group’s consolidated financial statements.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of March 31,
	2025	2024
Office equipment	$249,002	$228,807
Furniture and fixtures	22,536	33,443
Leasehold improvement	322,136	306,825
Property and equipment, gross	593,674	569,075
Less: accumulated depreciation	(470,377)	(358,054)
Total property and equipment, net	$123,297	$211,021

Depreciation expense was $102,665, $67,070 and $5,551 for the years ended March  31, 2025, 2024 and 2023, respectively.

4.	EQUITY METHOD INVESTMENT, NET

During the year ended March  31, 2024, WSI acquired a 55%  interest in LeFeng Hainan Private Equity Fund Management Limited (“LeFeng”). WSI does not have the requisite voting power of two thirds or more to control LeFeng pursuant to its articles of association and cannot remove the existing sole director appointed by the other shareholder holding a 45% equity interest without cause. WSI’s obligation to absorb losses of, or the right to receive benefits from, the investee is limited to its capital investments or its rights to receive sharing of profit from the investee based on its proportionate share of the capital contributions. The Group determined it has ability to exercise significant influence over its financial and operating polices and therefore accounted for this investment under equity method. During the years ended March 31, 2025, 2024 and 2023, the loss on share of equity method investment was $0.6 million, $0 and $0, respectively.

During October 2024, WSI and the sole director of LeFeng (the “Purchaser”) entered into a shares transfer agreement, pursuant to which WSI agreed to sell and the Purchaser agreed to purchase the 55% equity interest in LeFeng with carrying amount of $0.77 million for a consideration of approximately $0.90 million (equivalent to HK$7,000,000) (the “Divestment”). The Divestment will be completed upon the payment of the consideration. As of March 31, 2025, the payment of the consideration has not been received.

Below is a table showing the summary from the consolidated statements of operations and financial conditions for Lefeng:

	For the years ended March 31,
	2025	2024	2023
Revenue	$59,107	$—	$—
Operating loss	$1,051,936	$43,581	$—
Net loss	$1,051,375	$43,580	$—

	As of March 31,
	2025	2024
Assets	$760,346	$1,227,852
Liabilities	$474,830	$6,376
Shareholders’ Equity	$285,516	$1,221,476

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

5.	LEASES

The Group has operating leases for its offices with terms ranging from two to three years. In April and September 2023, the Group entered into two new lease agreements, one for its corporate headquarters at Harbor City, Hong Kong, and the other for employee residence. The Group also has a finance lease for a printer, which is deemed not material for accounting purposes.
The components of lease costs are as follows:

	For the years ended March 31,
	2025	2024	2023
Operating lease costs	$532,552	$435,824	$98,721

The following table presents supplemental information related to the Group’s leases:

	For the years ended March 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$583,251	$382,675	$90,575
Lease term and discount rate
Weighted average remaining lease term (years)
Operating leases	0.84	1.82	0.08
Weighted average discount rate
Operating leases	5.13%	5.13%	5.13%

As of March 31, 2025, the future maturity of lease liabilities is as follows:

Years ended March 31,	Operating lease
2026	$476,263
2027	30,691
Total lease payments	506,954
Less: interest	(13,273)
Present value of lease liabilities	493,681
Less: Operating lease liabilities, current	(463,120)
Operating lease liabilities, non-current	$ 30,561

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

6.	INCOME TAXES

The United States

The Company’s subsidiary is subject to the Federal and state laws of United States of America. The U.S. Tax Cuts and Jobs Act (the “Tax Reform Act”) was signed into law. The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits in its income tax provision. The Company has not accrued or paid interest or penalties which were not material to its results of operations for the periods presented. Deferred tax asset is not provided for as the tax losses may not be able to carry forward as the Company has not generated operating income yet.

For the years ended March 31, 2025, 2024 and 2023, there were no operating incomes.

British Virgin Islands (“BVI”)

The Company incorporated in the BVI is not subject to tax on income or capital gain. In addition, payments of dividend by the Company to its shareholders are not subject to withholding tax in the BVI.

Cayman Islands

Under the current laws of the Cayman Islands, the Group’s subsidiary is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s principal subsidiaries are incorporated in Hong Kong and are subject to Hong Kong profits tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profit tax rates regime, the first HK$2 million assessable is subject to Hong Kong profits tax at a rate of 8.25%, and the remaining profits are subject to a rate of 16.5%. The profits of Group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. The tax impact of two-tiered tax bucket is deemed immaterial to the Group. The provision for Hong Kong Profits Tax is calculated by applying the estimated annual effective tax rate of 16.5%. Additionally, dividend payments by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The income tax provision consisted of the following components:

	For the years ended March 31,
	2025	2024	2023
Current income tax expense	$—	$—	$—
Deferred income tax expense	(153,428)	(439,934)	(714,861)
Total income tax expense	$(153,428)	$(439,934)	$(714,861)

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
A reconciliation between the Group’s effective income tax rate and the provision under Hong Kong statutory tax rate is as follows:

	For the years ended March 31,
	2025	2024	2023
(Loss) income before income tax expenses	$(11,814,077)	$2,936,488	$3,795,566
Tax at applicable income tax rate (16.5%)	(1,949,323)	484,521	626,268
Tax effect of different tax rates in other jurisdictions	429,401	(76,256)	(3,151)
Tax effect on non-taxable income	(289)	(404)	(828)
Tax effect on under (over) provision in respect of prior year, net	76,902	—	—
Tax effect on non-deductible expenses	114,159	32,073	92,572
Tax effect on change in valuation allowance	1,482,578	—	—
Income tax expense	$153,428	$439,934	$714,861

As of March  31, 2025 and 2024, the significant components of the deferred tax assets were summarized below:

	As of March 31,
	2025	2024
Net operating loss carried forward	$614,768	$144,040
Share-based compensation	848,574	—
Others	19,236	8,743
Subtotal	1,482,578	152,783
Less: valuation allowance	(1,482,578)	—
Net deferred tax assets	$—	$152,783

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Group regularly assesses the ability to realize its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Group weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

As of March 31, 2025 and 2024, the Group had accumulated net operating loss carryforwards of $3.7 million and $0.9 million, respectively. For entities incorporated in Hong Kong and United States, net loss can be carried forward indefinitely. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. However, ASC 740-10-30-21 indicates that, notwithstanding projections of future taxable income an entity may have, forming a conclusion that a valuation allowance is not needed is difficult when there are cumulative losses in recent years. As a result, as of March 31, 2025, the Company accrued full valuation allowance against the deferred tax assets based on the evidence.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The Group continues to assess the uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances. As of March 31, 2025 and 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

7.	DISAGGREGATED REVENUE

In addition to the information shown in the above disclosures, the revenue from contracts with customers within FASB ASC 606 and other sources of revenue is disaggregated as follow:

	For the years ended March 3l,
	2025			2024			2023
	Point in time	Over time	Total	Point in time	Over time	Total	Point in time	Over time	Total
Revenue from contracts with customers
Brokerage and commission income
Brokerage commission and handling charge income*	$507,728	$—	$507,728	$644,861	$—	$644,861	$373,201	$—	$373,201
Brokerage commission and handling charge income – related party*	2,539,260	—	2,539,260	1,757,731	—	1,757,731	1,707,334	—	1,707,334
Bond distribution commission income	1,316,684	—	1,316,684	5,827,674	—	5,827,674	—	—	—
Margin financing services
Interest income	—	135,938	135,938	—	150,819	150,819	—	22,633	22,633
Interest income – related party	—	1,040,634	1,040,634	—	1,016,179	1,016,179	—	181,550	181,550
Software licensing (including subscription based) and related support services
Software license	500,000	—	500,000	—	—	—	667,951	—	667,951
Software license – related party	—	—	—	—	—	—	—	1,592,060	1,592,060
SaaS service	—	92,391	92,391	—	—	—	—	—	—
M&S	—	9,826	9,826	—	176,303	176,303	—	—	—
M&S – related party	—	1,200,000	1,200,000	—	1,197,551	1,197,551	—	1,194,045	1,194,045
Other sources of revenue
Principal transactions & proprietary trading	—	105,483	105,483	—	(715,309)	(715,309)	—	—	—
Total revenues	$4,863,672	$2,584,272	$7,447,944	$8,230,266	$1,825,543	$10,055,809	$2,748,486	$2,990,288	$5,738,774

*	Total handling charge income, including amounts from a related party, was $281,000, $221,000 and $113,000 for the years ended March 31, 2025, 2024 and 2023, respectively.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

8.	RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group.

Names of related parties	Relationship
Zhou Kai	Principal shareholder, chief technology officer, chairman of the board
Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”)	A company controlled by Zhou Kai
Wealth Guardian Investment Limited (“WGI”)
The Group is able to exercise significant influence over WGI because two individuals, who are the senior management of WGI, are the shareholders of the Company holding more than or approximately 10% aggregate equity interests

Waton Trust Limited	An entity Zhou Kai acted as a director
ST MA Ltd	The Company’s shareholder, ST MA Ltd, ceased to be a shareholder in June 2023
WIG SPC
A wholly-owned subsidiary of the Company incorporated in Cayman Islands, holding investment segregated portfolios (each of which is referred to as “SP”, collectively “SPs”). The SPs are each formed for the purpose of investing in securities and are owned by different investors. Effective December 2024, WSI serves as the investment manager of the WIG SPC series SPs. During the year ended March 31, 2025, there was no management income incurred.

Transactions with WGI

The Group conducts material transactions with WGI through WSI and/or WTI, which entities are services providers for WGI. These transactions are as follows:

	As of March 31,
	2025	2024
Receivables – clients – unsettled trade	$1,549,709	$11,043,210
Receivables – clients – margin loan (net)(i)(ii)	3,276,678	1,873,556
Receivables – software licensing (including subscription based) and related support services	600,000	1,197,352
Receivables – Total(iii)	$5,426,387	$14,114,118
Contract assets - related party	1,200,000	—

Payables – brokerage services	1,417,153	13,867,823
Payables – Broker-dealer	75,136	163,635
Payables – Total	$1,492,289	$14,031,458

(i)	WSI extended a credit line of $6.2 million and $4.3 million to WGI for margin transactions during the years ended March 31, 2025 and 2024.
(ii)	As of March 31, 2025 and 2024, the amounts consisted of margin loan receivables of $3.5 million and $3.6 million, net of client payables of $0.2 and $1.7 million, respectively.
(iii)
As of March 31, 2025 and 2024, receivables from this customer, including margin loan receivables, have been either fully collateralized by the client-owned securities held in the customer’s account or fully collected.

	For the years ended March 31,
	2025	2024	2023
Revenues – brokerage commission and handling charge income	$2,539,260	$1,757,731	$1,707,334
Revenues – interest income	1,040,634	1,016,179	181,550
Revenues – software licensing (including subscription based) and related support services	1,200,000	1,197,551	2,786,105
Total	$4,779,894	$3,971,461	$4,674,989

For the years ended March 31, 2025, 2024 and 2023, the Group recognized a software licensing and related support services revenue of $1,200,000, nil and nil, respectively before invoicing to WGI. The amount was recorded under contract assets – related party in the consolidated balance sheets.

Due from ST MA Ltd

In April 2023, the Company made a loan in the amount of US$450,000 (approximately HK$3.5 million) to ST MA LTD, a related party as of that time. The loan is unsecured during the period from April 2023 to October 2024, and subsequently is collateralized by securities held in the account of ST MA LTD, bears no interest and is due on demand. ST MA LTD ceased to be a related party in June 2023, because ST MA LTD ceased to be a shareholder of the Company. The amount due from ST MA Ltd was recorded in prepaid expenses and other current assets as of March 31, 2024 and 2025, respectively.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
Due to related parties

	As of March 31,
	2025	2024
Zhou Kai(i)	$31,682	$1,830,092
Shenzhen Jinhui(ii)	1,766,092	772,040
Due to related parties	$1,797,774	$2,602,132

(i)
The balance represents borrowings from Zhou Kai for the Group’s daily operational purposes. The borrowings are interest-free, unsecured and due on demand. During the years ended March 31, 2025, 2024 and 2023, the Group borrowed from Zhou Kai of $0.03 million, $1.8 million and $5.3 million, respectively. During the years ended March 31, 2025, 2024, and 2023, the Group repaid borrowings from Zhou Kai of $1.8 million, nil and nil, respectively. During the year ended March 31, 2024, the Group disposed certain portion of its other investment to Zhou Kai at a consideration of approximately $2.0 million and the amount was settled with payable with Zhou Kai.

(ii)
The balance represents unpaid service fees to Shenzhen Jinhui, a service provider and sub-contractor of the Group’s project management services. Based on the services agreement, Shenzhen Jinhui charges the Group certain percents of markup above its costs relating to service provided to the Group. During the years ended March  31, 2025, 2024 and 2023, the Group purchased outsourcing and related support services of approximately $1.0 million, $0.7 million and $0.6 million, respectively, from Shenzhen Jinhui which were recorded as software licensing (including subscription based) and related support outsourcing costs, and expects to settle the balance as of March 31, 2025 within 12 months.

9.	SHAREHOLDERS’ EQUITY

Ordinary Shares and recapitalization

The Company was incorporated on June 25, 2010 and is authorized to issue an unlimited number of ordinary shares. The total number of issued and outstanding ordinary shares of the Company as of April 1, 2022, was 2,830,000 with a par value of $1 or 16,980,000 ordinary shares with no par value post a six-for-one stock split and the change in par value. On December 14, 2022, the Company issued an additional 10,000,000 ordinary shares at $1 per share or 60,000,000 ordinary shares with no par value post a six-for-one stock split and the change in par value, to Waton Corporation for $10,000,000. As of March  31, 2023, the issued and outstanding ordinary shares of the Company were 12,830,000 with a par value of $1 or 76,980,000 ordinary shares with no par value post a six-for-one stock split and the change in par value. During the years ended March 31, 2025 and 2024, the Company executed the following transactions:

-
On September 3, 2023, the Company repurchased 4,000,000 ordinary shares or 24,000,000 ordinary shares post a six-for-one stock split for $4,000,000 from Waton Corporation and retired all repurchased shares.

-
On September 28, 2023, the Company repurchased and retired 8,300,000 ordinary shares or 49,800,000 ordinary shares post a six-for-one stock split from Waton Corporation and issued 8,830 new ordinary shares with a par value of $1, or 52,980 ordinary shares post a six-for-one stock split with no par value to Waton Corporation. On the same day, the Company executed a one thousand-for-one stock split of its ordinary shares, pursuant to which the total number of outstanding shares increased from 8,830 to 8,830,000, and the par value of ordinary shares decreased from $1 to $0.001 or increased from 8,830,000 shares to 52,980,000 ordinary shares with the par value change from $0.001 to no par value post a six-for-one stock split and the change in par value (referred to as “recapitalization”).

-
On March 22, 2024, the Company repurchased 2,000,000 ordinary shares or 12,000,000 ordinary shares post a six-for-one stock split for $2,000,000 from Waton Corporation and retired all repurchased shares.

-
On November 8, 2024 the Company entered into a share subscription agreement with Dynamic Creations Limited (“Dynamic Creations”), to purchase a total of 219,503 ordinary shares or 1,317,018 shares after a six-for-one stock split at the issuance price of $23.43 or $3.91 per share after a six-for-one stock split for an aggregate cash consideration of $5.15 million (equivalent to HK$40.00 million). The share issuance was consummated on November 19, 2024.

-
On November 18, 2024, according to the 2024 Global Equity Incentive Plan, the Company granted 814,005 restricted shares or 4,884,030 shares after a six-for-one stock split in total to certain of the directors, employees and a consultant of the Company, of which 151,534 ordinary shares or 909,204 shares after a six-for-one stock split, were immediately vested, exercised and issued.

-
On December 31, 2024, the directors and shareholders of the Company passed resolutions to, among other things, redeem and cancel all of its issued ordinary shares with par value $0.001, in exchange for the same number of ordinary shares with no par value issued to its shareholders. Immediately after the new ordinary shares have been issued, the Company subdivided all the issued ordinary shares in the capital of the Company by 6 shares (“a six-for-one stock split”), and the relevant share subdivision registry was completed on January  7, 2025.

As of March 31, 2025 and 2024, the issued and outstanding ordinary shares of the Company were 43,206,222 and 40,980,000  shares with no par value, respectively.

All references to ordinary shares, options to purchase ordinary shares, share data, per share data and related information contained in the consolidated financial statements and related footnotes have been elected to be retrospectively adjusted to the earliest period presented, to reflect the effect of the six-for-one stock split, and the change in par value. Accordingly, an adjustment was made between ordinary shares and additional paid-in-capital to reflect the effect of the six-for-one stock split and change in par value.

Share-based compensation

On October 4, 2021, the Group entered into an agreement with an employee to grant 3.5% or 700 restricted shares of Waton Corporation Limited, the parent of the Group. The vesting period of the restricted shares was as following:

i) 1% shares are vested on the sixth month from the grant date;
ii) 1% shares are vested on the ninth month from the grant date;
iii) the remaining 1.5% shares are vested on the fifteenth month from the grant date.
The fair value of restricted shares granted at the grant date was $1,078,000.
The following table summarizes the restricted shares activities for the year ended March 31, 2025:

	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding as of March 31, 2024	—	—
Vested	—	—
Canceled	—	—
Unvested and outstanding as of March 31, 2025	—	—
Vested and outstanding as of March 31, 2025*	700	1,540
*Among the vested 700 shares, 300 restricted shares were not issued as of the date of this filing.

2024 Global Equity Incentive Plan

In November 2024, the Company adopted the 2024 Global Equity Incentive Plan (the “2024 Plan”), which provides for the grant of share options, share appreciation rights, restricted share units, restricted shares or other share-based awards with a life of ten years from the date of its adoption on November 18, 2024. The initial maximum number of ordinary shares may be granted and issuable pursuant to the 2024 Plan is 10,245,000 ordinary shares, as adjusted retroactively to give effect to the six-for-one stock split.

According to the 2024 Plan, the Company has granted 814,005 restricted shares or 4,884,030 shares after a six-for-one stock split in total to certain of the directors, employees and a consultant of the Company, of which 151,534 ordinary shares or 909,204 shares after a six-for-one stock split, were immediately vested, exercised and issued on November 18, 2024.

The fair value of the restricted shares is valued by an independent valuer using a Binominal pricing model. The restricted shares were classified as Level 3 due to the use of unobservable inputs.

The key inputs into the Binominal pricing model were as follows at their measurement dates:

Input	As of November 18, 2024
Share price	$3.91
Risk-free interest rate	4.41%
Expected volatility	53.91%
Exercise price	$0 to 0.75
Expected dividend yield	0.00%
Expected life (in years)	0 to 10

F-27

The fair value of RSUs with service or service and performance condition is measured by using binomial model. The risk-free interest rate is based on the daily U.S. Treasury par yield curve rates with a maturity life equal to the expected life of the RSU. Expected volatility is estimated based on the average annualized standard deviation of daily stock price return of the comparable companies for the period commensurate with the with the expected life of the RSU. For expected dividend yield, the Company has never declared or paid any cash dividend. The expected life represents the period of time that RSUs are expected to be outstanding. The Company’s historical share exercise experience does not provide a reasonable basis upon which to estimate an expected term due to a lack of sufficient data.

As of March 31, 2025, total unrecognized compensation remaining to be recognized in future period for the 2024 Plan totaled $7.6 million and they are expected to be recognized over the weighted average period of 1.6 years. The aggregate intrinsic value of the exercised compensation was totaled $3.6 million and the weighted average grant date fair value is $3.91 per share

A summary of the activities of the 2024 Plan as of March 31, 2025 is as follows:

	As of March 31, 2025
	Number of restricted shares	Weighted average grant date fair value	Weighted average remaining life (in years)	Aggregate intrinsic value
Outstanding, beginning of year	—	$—
Granted	4,884,030	$3.35
Vested	(909,204)	$3.91
Outstanding, end of year	3,974,826	$3.23	0.88	$9,894,439
Exercisable or convertible, end of year	—	$—

During the years ended March 31, 2025, 2024, and 2023, the Company recorded $8.8 million, nil and $0.4 million share-based compensation expenses, respectively, which is included in the consolidated statements of operations. The Company did not recognize any income tax benefits from stock-based compensation arrangements during the year ended March 31, 2025, 2024, 2023 due to cumulative losses and valuation allowances or the non-deductible nature of these expenses under applicable tax rules.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

10.	SEGMENT INFORMATION

The Company operates and manages its business as  one  reportable and operating segment concentrating on the provisions of securities brokage services and financial technology services. The measure of segment assets is reported on the balance sheet as total consolidated assets. The Company derives revenue primarily in Hong Kong and manages its business activities on a consolidated basis.

The Company’s CODM is a management committee that consists of Chief Executive Officer, Chief Technology Officer, and a number of other senior officers of the Company, by whom review financial information presented on a consolidated basis and decides how to allocate resources based on net income (loss). Consolidated net income (loss) is used for evaluating financial performance.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the years ended March 31,
	2025	2024	2023
Brokerage and commission income	$4,363,672	$8,230,266	$2,080,535
Principal transactions and proprietary trading	105,483	(715,309)	—
Interest income	1,176,572	1,166,998	204,183
Software licensing (including subscription based) and related support services income	1,802,217	1,373,854	3,454,056
Total revenues	7,447,944	10,055,809	5,738,774
Commissions and brokerage fees	(246,259)	(401,843)	(77,045)
Software licensing (including subscription based) and related support outsourcing cost	(975,865)	(802,745)	(562,577)
Interest expenses	(289,943)	(158,441)	(18,041)
Research and development expenses	(427,672)	—	—
Other operating costs and expenses	(16,159,560)	(5,749,586)	(2,014,658)
Operating (loss) income	(10,651,355)	2,943,194	3,066,453
Other (loss) income, net	(1,162,722)	(6,706)	729,113
(Loss) income before income tax expense	(11,814,077)	2,936,488	3,795,566
Income tax expense	(153,428)	(439,934)	(714,861)
Net (loss) income	$(11,967,505)	$2,496,554	$3,080,705

As of March 31, 2025 and 2024, and for the years ended March 31, 2025, 2024 and 2023, all long-lived assets and all of the revenues generated are attributed to the Group’s operations in Hong Kong.

11.	COLLATERALIZED TRANSACTIONS

WSI engages in margin financing transactions with its clients. Margin loans generated from margin lending activity for securities traded in the secondary market are collateralized by client-owned securities. WSI monitors the required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. Pursuant to the authorization obtained from margin clients, the Company further repledges the collaterals to financial institutions to obtain the funding for the margin or other businesses.

The following table summarizes the amounts of margin loans and clients’ collaterals received and repledged by the Group as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024
Margin loan extended to margin clients*	$4,364,851	$1,888,854
Total value of securities held by margin clients	$133,458,270	$26,036,088
Margin loan received from financial institutions**	$7,234,684	$1,854,625
Total value of securities repledged to financial institutions	$10,179,699	$5,905,663

*	The amount includes margin loan receivables from WGI totaling $3.5 million and $3.6 million, net of client payables to WGI amounting to $0.2 million and $1.7 million as of March 31, 2025 and 2024.
**	Recorded in Payable to Brokers and Clearing Organizations

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

12.	REGULATORY CAPITAL REQUIREMENTS

The Group’s broker-dealer subsidiary, WSI, which is located in Hong Kong, is subject to capital requirements determined by its respective regulator, the Securities and Futures (Financial Resources) Rules and the Securities and Future Ordinance. Regulatory capital requirements could restrict the operating subsidiary from expanding its business and declaring dividends if its required capital does not meet regulatory requirements. As of March  31, 2025 and 2024, WSI is required to maintain minimum liquid capital of $385,609 (HK$3.0 million) and $383,342 (HK$3.0 million), respectively, and was in compliance with its regulatory capital requirements.

13.	COMMITMENTS AND CONTINGENCIES

From time to time, the Group may be a party to various legal actions arising in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

On May 7, 2024, WSI obtained a bank overdrafts limit of approximately $2.6 million (equivalent to HK$20.0 million) from a financial institution in Hong Kong. As of March 31, 2025 and 2024, there was no utilization of the bank overdraft limit. When WSI utilize the bank overdraft, interest will be charged at the bank’s best lending rate plus 2.5% per annum.

For the years ended March  31, 2025, 2024 and 2023, except for the matters mentioned above, the Group is not aware of any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Group’s consolidated financial position, results of operations, and cash flows.

14.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events throughout the date of issuance of the consolidated financial statements.

On April 2, 2025, the Company closed its IPO of 4,375,000 ordinary shares and the sale of an additional 656,250 ordinary shares (the “Over-allotment”), pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO. The offering price was $4.00 per share. The aggregate gross proceeds of the IPO and Over-allotment were $20,125,000 before deducting underwriting discounts and offering expenses. The ordinary shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WTF” on April 1, 2025.

Except for the matters mentioned above and those disclosed elsewhere in the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.