Form 20-F
period 2026-03-31
Waton Financial Ltd
filed 2026-07-31
CIK 1987363

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

An aggregate of 48,237,472 ordinary shares, no par value per share, were issued and outstanding as of March 31, 2026.

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

●	“fintech” are to financial technology;

●	“Group” are to the Company and our subsidiaries, collectively;

●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“HKSFC” are to the Securities and Futures Commission of Hong Kong;

●	“HKSFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

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

●	“WTF Technology” are to WTF Technology (Hangzhou) Co. Ltd., a limited liability company which is 100% owned by WTI and was incorporated in Hangzhou City, Mainland China on February 10, 2026; and

●	“WTI” are to our wholly-owned subsidiary, Waton Technology International Limited, a limited liability company incorporated in Hong Kong on February 24, 2023.

This annual report on Form 20-F includes our audited consolidated balance sheets as of March 31, 2026 and 2025, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2026.  In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Hong Kong dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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

We are a British Virgin Islands holding company and we mainly conduct our operations in Hong Kong through our subsidiaries. Hong Kong is a special administrative region of the PRC and, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong. However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainties with respect to the implementation of the PRC laws and regulations to Hong Kong. The PRC government may intervene or influence the operations in Mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material change to our subsidiaries’ operations and/or the value of our Ordinary Shares. In the event that we or our Hong Kong subsidiaries were to become subject to the PRC laws and regulations, it is possible that all the legal and operational risks associated with being based in and having operations in the PRC, may also apply to the operations in Hong Kong in the future. We face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Hong Kong subsidiaries and us.

As of the date of this annual report, as a company with business primarily conducted in Hong Kong, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers. However, we cannot assure you that the oversight and control will not be extended to companies operating in Hong Kong such as our subsidiaries in Hong Kong and the PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers, and if we were to be subject to such oversight and control, it may limit, or even completely hinder, our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

We have recently established a subsidiary in Mainland China, which subjects us to additional legal, regulatory, operational and geopolitical risks.

As of the date of this annual report, we are headquartered in Hong Kong and operate primarily through our Hong Kong subsidiaries. However, we have incorporated WTF Technology, a wholly owned subsidiary in Hangzhou, Mainland China, to serve as a technical support and research and development center. WTF Technology is intended to operate as a cost center and will recruit local employees to conduct research and development and provide technical support services to our operations. As of the date of this annual report, WTF Technology has not generated any operating revenue or profits.

As a result of the establishment of our PRC subsidiary, we are subject to certain PRC laws and regulations applicable to foreign-invested enterprises in Mainland China, which include, but are not limited to, those PRC laws and regulations relating to corporate governance, taxation, foreign exchange control, employment, social insurance, and intellectual property. Compliance with these laws and regulations may increase our operating costs and administrative burden. Any failure to comply with applicable PRC laws and regulations could subject us to fines, penalties, operational restrictions or other sanctions, which could materially and adversely affect our business, results of operation, and financial condition.

Our PRC subsidiary will recruit and employ local personnel, which subjects us to PRC labor laws and social insurance obligations. PRC employment laws impose requirements regarding labor contracts, severance, termination, social insurance contributions, and employee benefits. Any disputes with employees or failure to comply with PRC labor laws may result in arbitration, litigation, penalties, or reputational damage.

PRC foreign exchange controls may restrict our ability to fund our PRC subsidiary or repatriate funds. Capital contributions to our PRC subsidiary and cross-border service payments may be subject to State Administration of Foreign Exchange (SAFE) registration, regulatory approvals, or procedural requirements. Any delay or inability to make capital injections or remit funds could adversely affect the operations of our PRC subsidiary.

Intellectual property developed by our PRC subsidiary may be subject to PRC intellectual property laws. Although PRC law provides for protection of intellectual property rights, enforcement may be uncertain or inconsistent. We may face risks of misappropriation of trade secrets or disputes regarding ownership of intellectual property developed by PRC employees, which could materially and adversely affect our business, results of operation, and financial condition.

There is no guarantee that if or when certain existing or future PRC laws become applicable to us and our subsidiaries, they will not have a material adverse impact on the business of our subsidiaries, our financial condition and results of operations and/or our ability to continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

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

The legal system in Mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in Mainland China are quickly evolving and may be revised from time to time. These revisions could affect our subsidiaries’ business operations in Mainland China. In addition, we and our subsidiaries cannot predict the effect of future developments in the legal system of Mainland China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof.

New laws and regulations may be enacted from time to time and there may be substantial revisions regarding the interpretation and implementation of current and any future PRC laws and regulations with little advance notice. In particular, the PRC governmental authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as privacy and data protection, and other matters, which may affect our subsidiaries’ business operations in Mainland China. If these laws, regulations, rules and guidelines are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with them in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed to be illegal by the PRC governmental authorities and may become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.

If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected.

We and our subsidiaries may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict the activities of our subsidiaries in Hong Kong and Mainland China and require us and our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and our subsidiaries to proceedings against such entity(ies), damage our and our subsidiaries’ reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and a hierarchical protection system for data security. Article 2 of the Data Security Law applies to data processing activities within the territory of Mainland China, as well as data processing activities conducted outside the territory of Mainland China, which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, (i) neither we nor any of our subsidiaries conduct any data processing activities in Mainland China, and (ii) neither we nor any of our subsidiaries have conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we believe that the Data Security Law is not applicable to us and our subsidiaries.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Article 3 of the Personal Information Protection Law applies not only to personal information processing activities carried out in the territory of Mainland China but also to personal information processing activities outside the Mainland China for the purpose of offering products or services to domestic natural persons in the territory of Mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. We cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If these laws are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with such laws in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed to be illegal by the PRC governmental authorities and may become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. On March 22, 2024, the CAC issued the Provisions on Facilitating and Regulating Cross-Border Data Flows (the “Cross-Border Data Flows Provisions”). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor shall apply to the competent cyberspace department for a data security assessment and clearance of outbound data transfer in any of the following events: (i) critical information infrastructure operators providing personal information or important data overseas; and (ii) data processors other than critical information infrastructure operators providing important data overseas, or cumulatively providing overseas personal information (excluding sensitive personal information) of more than one million individuals or sensitive personal information of more than 10,000 individuals since January 1 of the current year. In addition, the Cross-Border Data Flows Provisions clarify that data processors are not required to conduct a security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions. As of the date of this annual report, (i) neither we nor our subsidiaries have received any formal notice from any PRC cybersecurity regulator identifying us or our subsidiaries as a “critical information infrastructure operator” or suggesting that the data we process is determined to be important data that will necessitate a security assessment, and (ii) our subsidiaries have processed far less than one million users’ personal information. From January 1, 2025 and up to the date of this annual report, our subsidiaries have made outbound transfers of no more than one million users’ personal information and no more than ten thousand users’ sensitive personal information, cumulatively.

However, given the recent issuance of the above PRC laws and regulations related to cybersecurity and data privacy, the interpretation and implementation of these laws and regulations may be subject to revisions. We cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations.

If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities in connection with our future offerings under the PRC laws, we may be fined or subject to other sanctions.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in Mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in Mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in Mainland China; and (ii) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Mainland Chinese nationals or domiciled in Mainland China.

The supporting guidelines further interpret that even if the issuer does not meet the above recognition criteria, but submits an application for issuance and listing in the overseas market in accordance with the relevant regulations applicable to non-domestic/regional issuers, and the risk factors disclosed in accordance with regulations are mainly related to the Mainland China market, the issuer should follow the principle of “substance over form” to confirm whether the issuer has to complete the filing procedures with the CSRC. Our counsel as to PRC laws, Global Law Office, advised us that we were not subject to the filing requirements under the supporting guidelines for our initial public offering completed in April 2025. However, given the current PRC regulatory environment and the establishment and operation of our PRC subsidiary, it is uncertain whether we or our subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals.

As the regulatory actions of the Trial Measures and the supporting guidelines are continuously evolving, we cannot rule out the possibility that CSRC may promulgate new guidance or rules with respect to the implementation and interpretation of the principle of “substance over form.” Therefore, we cannot assure you that our initial public offering, any future offering of Ordinary Shares and our continued listing will not be deemed to be an “indirect overseas offering and listing by companies in Mainland China” and subject to the filing procedures in the future. If our initial public offering, any future offering and continued listing is deemed to be an “indirect overseas offering and listing by a company in Mainland China” under the Trial Measures and/or its further interpretation, we may need to complete the filing procedures for our initial public offering, our future offering and continued listing, retrospectively. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

The Cybersecurity Review Measures, which were jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 require that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange.

As of the date of this annual report, our PRC subsidiary maintains a small office, for registration purposes only, and has only one employee in Mainland China. Our counsel as to PRC laws, Global Law Office, has advised us that, as of the date of this annual report, neither we nor our subsidiaries are required to apply for cybersecurity review for our public offerings on a foreign stock exchange, because (i) neither we nor our subsidiaries own or control, directly or indirectly, any major domestic assets or interests in Mainland China, our subsidiaries’ major business operations and personnel are located in Hong Kong; (ii) our data processing activities are solely carried out by our subsidiaries outside of Mainland China for the purpose of offering services in Hong Kong and other jurisdictions outside of Mainland China; (iii) a minimal proportion of our subsidiaries’ customers are in the Mainland China and neither we nor our subsidiaries control more than one million users’ personal information starting from January 1, 2025 and as of the date of this annual report; (iv) neither we nor our subsidiaries own any critical information infrastructure, as of the date of this annual report, neither we nor our subsidiaries have received any notice of identifying us or our subsidiaries as critical information infrastructure from any relevant PRC governmental authorities; (v) our subsidiaries’ operations do not affect national security; and (vi) neither we nor our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review. However, regulatory requirements on cybersecurity and data security in the Mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as our counsel as to PRC laws. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

Since these statements and regulatory actions are continuously evolving, we cannot rule out the possibility that PRC governmental authorities may promulgate new guidance or rules in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. If we are required to obtain approval or filings from any governmental authorities, including the CAC and/or the CSRC, in connection with the continued listing of our securities on a stock exchange outside of Hong Kong or Mainland China, it is uncertain how long it will take for us to obtain such approval or complete such filing, and, even if we obtain such approval or complete such filing, the approval or filing could thereafter be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or Mainland China may subject us and our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and the ability to conduct the business of our subsidiaries, our and our subsidiaries’ ability to invest into Mainland China as foreign investments or accept foreign investments, or our ability to continue to list on Nasdaq may be restricted, and the business of our subsidiaries, and our reputation, financial condition, and results of operations may be materially and adversely affected. Additionally, these risks could result in a material adverse change to the value of our Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.

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

Our total revenues increased by approximately 48.8% from approximately US$7.4 million in the fiscal year ended March 31, 2025 to approximately US$11.1 million in the fiscal year ended March 31, 2026. Our total revenues decreased by approximately 25.9% from approximately US$10.1 million in the fiscal year ended March 31, 2024 to approximately US$7.4 million in the fiscal year ended March 31, 2025. Our net loss was approximately US$15.2 million for the fiscal year ended March 31, 2026, compared to net loss of approximately US$12.0 million and net income of approximately US$2.5 million for the fiscal years ended March 31, 2025 and 2024, respectively. However, our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. We cannot assure you that we will grow at the same rate as we have in the past. If our growth rate declines, investors’ perceptions of our subsidiaries’ business and business prospects may be adversely affected and the market price of the Ordinary Shares could decline. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with limited operating histories in a quickly evolving industry may encounter.

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

WSI started to develop the provision of software licensing (including subscription based) and related support services in April 2021 and we started to recognize revenues from such services in the fiscal year ended March 31, 2023. Software licensing (including subscription based) and related support services accounted for approximately 11.9%, 24.2% and 13.7% of our total revenues in the fiscal years ended March 31, 2026, 2025, and 2024, respectively. We cannot assure you that our results of operations will not be adversely affected for any future period. Our subsidiaries’ limited operating history with regards to software licensing (including subscription based) and related support services makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In particular, there is no assurance that the software licensing (including subscription based) and related support services will be able to achieve growth or maintain long-term viability as a business in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong. Further, our subsidiaries’ limited operating history with regard to software licensing (including subscription based) and related support services may make it difficult to evaluate other risks and challenges we and our subsidiaries may encounter in the future. If we and our subsidiaries fail to address the risks and difficulties we and our subsidiaries face, including those associated with those described elsewhere in this “Risk Factors” section, the business of our subsidiaries, and our financial condition and results of operations could be adversely affected.

Revenues from our bond distribution business are generated on a project-by-project basis and thus our profitability may be adversely affected if WSI is unable to secure engagements at levels or on comparable commission income similar to those in the previous fiscal years.

WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024, in return for commission income. The revenues generated from our provision of bond distribution services in the fiscal years ended March 31, 2026, 2025 and 2024 amounted to approximately US$0.1 million, US$1.3 million, and US$5.8 million, respectively, representing approximately 0.6%, 17.7% and 58% of our total revenues for the corresponding years, respectively. The bond distribution business of WSI has a limited operating history and WSI is engaged to provide bond distribution services on a project-by-project basis, and the financial performance in this business segment may be affected by, among other things, demand for such services, WSI’s capacity to undertake new projects, the number and size of offerings and issuance in the debt capital markets in Hong Kong or Macau as well as other external factors which may be outside our control. In particular, demand for bond distribution services may be materially affected by prevailing market conditions, as prospective bond issuers may determine to delay, terminate, scale-back or relocate their fund-raising plans and/or activities in the event investment sentiment and appetite are stemmed by adverse, unfavorable or uncertain market conditions. Additionally, there is no guarantee that WSI’s existing bond issuer customers will provide WSI with new bond distribution opportunities or that WSI will be able to secure new bond issuer customers. Our financial results may be materially and adversely affected if we are unable to secure new bond distribution engagements in the future at the levels similar to those in the prior fiscal years.

Further, the terms of WSI’s bond distribution engagements are determined between each of the customers and WSI on a case-by-case basis after arm’s length negotiations based on factors such as the fund-raising size and terms of the bond, scope of WSI’s duties and prevailing market conditions. As such, the amount of revenues we generate from different engagements may vary on a project-by-project basis and we cannot assure you that we can secure future engagements with fee rates comparable with engagements during the prior fiscal years. When we are unable to realize such engagements or on comparable commission income from the bond distribution business, our financial results may be materially and adversely affected.

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

WSI provides margin financing services to its customers whereby repayment obligations in respect of margin loans granted to them are secured by securities in the margin accounts which are posted as collateral. Interest income from securities margin financing services accounted for approximately 18.9%, 15.8% and 11.6% of our total revenues in the fiscal years ended March 31, 2026, 2025, and 2024, respectively. A margin loan provided to a customer is required to be maintained within the margin value of the customer’s pledged securities (typically referred to as margin ratio). In the event that a customer is unable to meet a margin call, WSI is entitled to liquidate and dispose of the pledged securities on his behalf and use the proceeds thereof towards the repayment of the outstanding margin loan balance. However, there is a risk that the amount recovered from such liquidation or disposal of the pledged securities may fall short of the outstanding margin loan balance. This may be exacerbated in the event of severe adverse price movements in the relevant securities due to unpredictable factors such as fluctuation in global economic and political situations. We may suffer substantial losses if shortfalls cannot be recovered from the customers and this may have a material adverse effect on our financial conditions and results of operations.

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

We derived a substantial portion of our revenues from a small number of key customers. We had a concentration of revenues of approximately 58.3%, 88.2% and 89.7% from the top five customers for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. In the fiscal years ended March 31, 2026, 2025, and 2024, the largest customer accounted for approximately 34.6%, 64.2%, and 39.5% of our total revenues, respectively. Our customer concentration risk is exacerbated, because customers of software licensing (including subscription based) and related support services engage WSI or WTI on a project-by-project basis and may further procure WSI’s securities brokerage services or other related services as a result of our cross-selling efforts.

We cannot assure you that WSI will be successful in diversifying its customer base, engaging new customers, and reducing the customer concentration risk. For example, one, one and one out of the top five customers for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, engaged WSI or WTI for its software licensing (including subscription based) and related support services. Since WSI or WTI are engaged to provide software licensing (including subscription based) and related support services on a project-by-project basis, we cannot assure you that those customers will continue to retain such services from WSI or WTI for their future businesses. If WSI or WTI is unable to secure new customers or provide software licensing (including subscription based) and related support services at the same or substantially similar level as it did in the previous fiscal years, our results of operations, financial conditions, cashflow positions may be adversely and materially impacted. We cannot guarantee that any top customers for WSI’s securities brokerage services will continue to trade on WSI’s trading platform at levels commensurate with previous periods, or that they will not terminate the use of WSI’s or WTI’s services in the future. Furthermore, the volume of trading which these customers may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook and perception of the market as well as factors beyond our and our subsidiaries’ control. Any decline in the top customers’ transaction volumes would lower our revenues, which would adversely affect our profitability.

We have historically derived a substantial portion of revenue from WGI, a single related party customer. The recent loss of WGI as a substantial customer will have an adverse impact on our revenues in the near term if it is not replaced with one or more customers that generate the same volume of revenues, which could materially and adversely affect our financial results.

WGI, which is a related party over which we have exercised significant influence, was the largest customer for the fiscal years ended March 31, 2025 and 2024. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” WGI accounted for approximately 20.0%, 64.2% and 39.5% of our total revenues for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. Although WGI was a significant customer in our recent financial reporting periods, WGI is no longer our customer effective from October 2025. As a result, we no longer will generate revenue from this related party relationship with WGI, and our historical dependence on WGI presents transitional and operational risks as we shift our customer base.

Since August 2025, a New Zealand incorporated customer controlled by a less than 5% minority shareholder of the Company has emerged as a new customer that has contributed substantial revenue, however, we can provide no assurance as of the date of this annual report that such entity will do so at the same level as WGI historically has on a consistent basis or will contribute in a manner that will offset the loss of WGI sufficient to impact future financial results. Any residual effects from our prior relationship with WGI, including the collectability of outstanding receivables arising from software licensing and related support services previously provided to WGI, could materially and adversely affect our financial results. See also “— We may be unable to collect outstanding receivables from software licensing and related support services, which could result in significant credit loss provisions.” Our heavy reliance on a single customer has left our subsidiaries’ business vulnerably exposed. The transition from WGI to other key customer(s) has resulted in changes to our commercial relationships, including requiring the renegotiation or termination of agreements, which could lead to potential delays in payment cycles, and may give rise to uncertainties around pricing or other business terms upon which our subsidiaries transact with third parties. Any adverse changes to our relationship with any of our new key customer(s), or any residual effects from our prior relationship with WGI could materially and adversely affect our financial results.

Even if our subsidiaries expect to obtain and retain new key customer(s), if the relationship with new key customer(s) deteriorates for any reason, or there is any adverse change in the demand of new key customer(s) for our subsidiaries’ services, or if our subsidiaries lose any new key customer(s), our subsidiaries’ business and our results of operations and financial conditions could be materially and adversely affected. Our historical reliance on WGI also means that our subsidiaries have had limited experience in attracting and maintaining non-related party customers and in operating without reliance upon a major related party customer, and there is no assurance that our subsidiaries will be able to successfully transition from their dependence on WGI over time to a more diversified, non–related party customer base or achieve sustained financial independence from the prior relationship with WGI.

We may be unable to collect outstanding receivables from software licensing and related support services, which could result in significant credit loss provisions and adversely affect our results of operations and financial condition.

We are exposed to credit risk on receivables arising from software licensing (including subscription-based licensing) and related support services. These receivables are recorded at the contracted amount for services already performed and generally do not bear interest. Unlike margin loans, which are secured by client-owned securities held in custody, software licensing and support-fee receivables generally are not secured by a formal written security interest or perfected collateral.

As of March 31, 2026, a significant balance remained outstanding in respect of software licensing and related support services previously provided to WGI, which entity ceased being our customer in October 2025. In August 2025, a New Zealand incorporated customer acquired certain assets of WGI, including the IP licenses of the trading platform through which WGI provided brokerage services. This new customer has facilitated partial payments of US$0.23 million for the outstanding balance and continues to rely on our APP and related services. Nevertheless, we did not obtain a formal written security interest specifically covering the portion of software licensing and support fees of the receivables. Collection of any remaining balance, therefore, depends in part on the commercial relationship and the counterparty’s willingness and ability to pay.

As of the year ended March 31, 2026, we recorded a provision for expected credit losses of approximately US$1.1 million under ASC 326 primarily in respect of these and related balances. If further amounts prove uncollectible, or if we are required to increase the allowance in future periods, our results of operations, financial condition and cash flows could be materially adversely affected.

We also face concentration of credit risk if a small number of fintech customers continue to account for a large portion of software licensing revenue or receivables. Any failure to collect, or any increase in expected credit losses, could have a material adverse effect on our business, results of operations and financial condition.

WSI and WTI are dependent on a single supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company, for providing software licensing (including subscription based) and related support services.

Shenzhen Jinhui Technology Co. Ltd. (“Shenzhen Jinhui”) was a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder who owns more than 5% of the number of issued and outstanding Ordinary Shares of our Company. Shenzhen Jinhui is no longer a related party as of the date of this annual report. WSI and WTI have outsourced the trading platform APP development and related support services in its software licensing (including subscription based) and related support services to Shenzhen Jinhui. As such, WSI and WTI are dependent on Shenzhen Jinhui for providing such services to software licensing (including subscription based) and related support services customers. The dependence on Shenzhen Jinhui exposes WSI and WTI to risks, including reduced control over costs and constraints based on the availability, terms, and pricing of these services. While we consider the chance of WSI and WTI being denied access to such services provided by Shenzhen Jinhui to be remote, if WSI and WTI were denied access to such services for some reasons, or if WSI and WTI were to experience any material disruptions to the sourcing of such services from Shenzhen Jinhui, WSI and WTI may not be able to switch to an alternative supplier at all or on substantially similar terms. As a result, our results of operations and financial condition could be materially and adversely affected.

As Shenzhen Jinhui is a significant service provider to WSI and WTI, any deterioration to our relationship with Shenzhen Jinhui or any adverse changes to the business terms with Shenzhen Jinhui could result in significant costs and potential service interruptions, if no suitable service provider to advance the trading platform APP development and furnish related support services in software licensing (including subscription based) and related support services can be located.

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

On May 9, 2026, the CSRC and seven other PRC authorities jointly issued the “Implementation Plan for Comprehensive Rectification of Illegal Cross-Border Securities, Futures, and Fund Operations,” or the Implementation Plan, which was approved by the State Council, prohibiting foreign institutions from illegally conducting certain securities, futures and financial business activities, operating websites and trading software, providing investment information, conducting rebate-based marketing campaigns, and inducing subscriptions for overseas-listed securities in mainland China without approval (the “Covered Business Areas”). The prohibited behaviors include marketing, account opening, processing trading instructions and fund transfers. During a two-year centralized rectification period, only one-way sell transactions and fund outflows are permitted for existing mainland investors. After such period, foreign institutions must discontinue their mainland China-based websites, trading software and supporting servers.

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

Our global AI strategy is aimed at transitioning our business model to support AI-driven entities, with the goal of integrating advanced AI technologies into our operations and enhancing service delivery in the financial sector. See “Item 4. Information on the Company—B. Business Overview.” As with many innovations, there are associated risks involved in utilizing AI technology. There can be no assurance that our future use of AI will eventually produce the intended results. Even if it could produce the intended results, we cannot guarantee that such AI use will not produce errors going forward. AI, particularly generative AI, has been known to produce false or “hallucinatory” inferences or outputs. AI can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges. Inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion concerning AI, could impair the acceptance of AI solutions. If the AI tools that we use in the future are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. In addition, regulation of AI is rapidly evolving worldwide, as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. Since these regulatory frameworks rapidly evolve, we may become subject to new laws and regulations, which may affect the legality, profitability, or sustainability of our business, and we may be unable to predict all the legal, operational, or technological risks that may arise relating to the future use of AI. The failure to comply with the relevant regulatory frameworks may also negatively affect our reputation. Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all the legal, operational, or technological risks that may arise relating to the use of AI. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

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

Our subsidiaries rely on third parties to provide and maintain certain infrastructure or system that is critical to the business of our subsidiaries. For example, there is one strategic partner, Shenzhen Jinhui, who provides services to WSI and WTI in connection with various aspects of their operations and systems. If such infrastructure or system become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable for any reason, the business of our subsidiaries may be materially and adversely affected. The infrastructure of our third-party service providers may malfunction or fail due to events out of our control, which could disrupt our subsidiaries’ operations and have a material adverse effect on the business of our subsidiaries, and our financial condition, results of operations and cash flows. Any failure to maintain and renew our subsidiaries’ relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on the business of our subsidiaries, and our financial condition, results of operations and cash flows.

Our subsidiaries, including WSI and WTI, also rely on certain third-party software, third-party computer systems and service providers, including clearing systems, exchange systems, alternate trading systems, order-routing systems, market data, internet service and IT infrastructure providers, communications facilities and other facilities. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with WSI’s trading, clearing and settlement and related services and WTI’s software licensing (including subscription based) and related support services, cause losses due to erroneous or delayed responses, or otherwise be disruptive to the business of our subsidiaries. If our subsidiaries’ arrangements with any third party are terminated, our subsidiaries may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on the business of our subsidiaries, and our financial condition, results of operations and cash flows.

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

WSI may also be subject to regulatory inspections and investigations from time to time. With respect to HKSFC investigations, WSI may be subject to secrecy obligations under the HKSFO whereby WSI is not permitted to disclose certain information relating to the HKSFC investigations. Also, unless WSI is specifically named as the party that is being investigated under the HKSFC investigation, we generally do not know whether WSI, any of the substantial shareholders, directors or staff or any responsible officer or licensed representative of WSI is the subject of the HKSFC investigations. If the results of the inspections or investigations reveal serious misconduct, the HKSFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against WSI, the responsible officers or licensed representative and/or any of the staff of WSI. Any such disciplinary actions could have an adverse impact on WSI’s business operations and our financial results.

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

In July 2014, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute offshore assets or interests to offshore companies, known as special purpose vehicles, or SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors and disclose the relevant information such as actual controlling party of the shareholders truthfully.

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

WSI currently holds an HKSFO Type 9 License from the HKSFC for conducting regulated activities related to asset management.  As of the date of this annual report, WSI, through Waton Investment Global SPC (“WIG SPC”), has set up five segregated portfolios under WIG SPC to develop WSI’s asset management business, and has launched three segregated portfolios as of the date of this annual report. See “Item 4. Information on the Company — B. Business Overview.” As WSI has started to provide asset management services, investment performance will be a key competitive factor for assets in the fund managed by WSI. Strong investment performance is expected to help WSI to retain and expand the customer base. Strong investment performance is therefore an important element to our goal of maximizing the value of the assets under WSI’s management. There can be no assurance as to how WSI’s future investment performance will compare to its competitors or whether WSI’s historical performance will be indicative of future returns. Any reduction or perceived reduction in WSI’s investment performance as compared to other competitors could cause a decline in the purchase of investment products and services from WSI. These impacts may also reduce WSI’s aggregate amount of assets under management and management fees. In providing such asset management services, WSI may manage and provide advice where the investment performance and the investment strategies of the underlying fund assets are not controlled by it but may be determined by the managers of the underlying funds and/or other economic and market events not controlled or foreseeable by WSI, such as interest rate fluctuation, a global financial crisis, a flash crash and other “black swan” events. Furthermore, WSI may invest in funds which are not controlled by it and the price of the securities may move up or down and may become valueless and it is likely that losses will be incurred rather than profit realized.

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

We and our subsidiaries, as well as our directors, officers and employees and our subsidiaries may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further details. Claims, lawsuits, and litigation are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigation may cause us and our subsidiaries to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm the business of our subsidiaries. Any settlements or judgments against us and our subsidiaries could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us and our subsidiaries may damage our reputation and may result in a material adverse impact on us and our subsidiaries.

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

We and our subsidiaries currently own certain intellectual property and may in the future acquire new intellectual property, such as trademarks, copyrights, domain names, and know-how. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Intellectual Property.” We cannot ensure that any of our and our subsidiaries’ intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will provide us and our subsidiaries with competitive advantages. As of the date of this annual report, our subsidiaries have not registered the intellectual property right over the APP or copyright over the coding of the trading platform APP provided in its software licensing services in any jurisdictions. Without registration, WSI may lose the ability to claim intellectual property right over the APP or copyright over the coding of the trading platform APP. Moreover, our subsidiaries’ business partially relies on technologies developed or licensed by third parties, and it may not be able to obtain licenses and technologies from third parties on reasonable terms, or at all.

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

We expect competition to increase in the future as current competitors diversify and improve their offerings and as new participants enter the market. We cannot assure you that our subsidiaries will be able to compete effectively or efficiently with current or future competitors. The competitors may be acquired by, receive investment from or enter into strategic relationships with, established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the fintech services industry may also seek to develop new service offerings, technologies or capabilities that could render some of the services that our subsidiaries offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than our subsidiaries do. We derive a significant portion of our revenues from commissions and fees paid by the customers for trading securities through WSI’s trading platform and/or Broker Cloud solutions. In the fiscal years ended March 31, 2026, 2025, and 2024, our brokerage and commission income amounted to approximately US$7.1 million, US$4.4 million, and US$8.2 million representing 64.5%, 58.6%, and 81.8% of our total revenues during the same years, respectively. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

Specifically, major brokerage companies or fintech services providers may expand their service offerings by providing software licensing services similar to that currently provided by WSI and WTI. The more aggressive pricing policies which they may adopt, including but not limited to lower commission rates, lower development costs, lower maintenance fees, and shorter delivery times, may require WSI and WTI to reduce the price of the services in order to remain competitive. The occurrence of any of these circumstances may hinder the growth and expansion of market share, and thus the business of WSI and WTI, and our results of operations, financial condition and prospects would be materially and adversely affected.

If WSI is unable to retain existing customers or attract new customers to increase its trading volume, or if our subsidiaries fail to offer services to address the needs of customers as they evolve, our results of operations may be materially and adversely affected.

We derive a significant portion of our revenues from WSI’s securities brokerage services. In the fiscal years ended March 31, 2026, 2025, and 2024, WSI’s securities brokerage services and margin financing services and other ancillary services accounted for approximately 83.4%, 74.4%, and 93.4% of our total revenues, respectively. To maintain the high growth momentum of WSI’s trading platform, WSI depends on retaining current customers (and/or their end users in the case of securities broker customers) and attracting new customers (and/or end users). If there is insufficient demand for WSI’s securities brokerage and margin financing services, WSI might not be able to maintain and increase WSI’s trading volume and revenues as expected, and WSI’s business and our results of operations may be adversely affected.

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

The Company acknowledges that evolving geopolitical dynamics, particularly recent U.S. policies and regulatory measures directed towards Mainland China and Hong Kong, may impact cross-border capital flows, technology partnerships, and market sentiment, potentially affecting the Company’s operations, access to financing, or investor confidence. Additionally, the risk of a global economic slowdown or recession caused by geopolitical tensions beyond our control, such as the war between Russia and Ukraine, could lead to reduced consumer spending, tightened credit markets, and increased volatility in the fintech sector, all of which could materially and adversely affect the Company’s business, financial condition, and prospects. The Company is actively monitoring these developments and remains committed to maintaining robust compliance and risk management practices.

Our success depends on the continuing service of our subsidiaries’ key employees, including our senior management members and other talents.

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

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2026, 2025, and 2024, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. These material weaknesses are recurring, as substantially the same material weaknesses were also identified in connection with the audit of our consolidated financial statements for the fiscal year ended March 31, 2023. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to the lack of structured period-end financial closing processes for the preparation of consolidated financial statements in accordance with U.S. GAAP and relevant SEC financial reporting requirements, ineffective information technology general controls (“ITGCs”) in the areas of user access and program change-management over certain information technology (“IT”) systems that support the Company’s financial reporting processes, and inadequate design or ineffective controls on cybersecurity risk assessment and disaster recovery planning.  Although we have implemented certain remediation measures designed to improve our internal control over financial reporting, including (i) formalizing and standardizing our accounting and financial reporting control procedures and policies to improve the quality and accuracy of the period-end financial closing process; (ii) hiring an external consultant with AICPA qualifications to further improve the efficiency and quality of our financial reporting; and (iii) enhancing the design of our ITGCs over the IT systems that support the Company’s revenue and related financial reporting processes, the material weaknesses identified continued to exist as of March 31, 2026. Management concluded that these material weaknesses had not been fully remediated as of March 31, 2026. The Company continues to evaluate and implement additional measures to remediate the material weaknesses as of the date of this annual report.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, and consequently, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report based on Hong Kong laws.

Currently, substantially all of our subsidiaries’ operations are conducted outside the United States, and substantially all of our assets are located outside the United States. Substantially all of our directors and officers are residents of Hong Kong or Mainland China and a substantial portion of their assets are located outside the United States.  Carey Olsen Singapore LLP, our counsel with respect to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. We have been advised by Han Kun Law Offices LLP, our Hong Kong legal advisers, that there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the annual report.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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

Our auditor, UHY LLP, is headquartered in the United States, and has been inspected by the PCAOB on a regular basis, having its last inspection report dated in March 2025. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

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

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 48,237,472 Ordinary Shares, excluding the number of Ordinary Shares issuable upon vesting of our outstanding restricted share units, were outstanding as of March 31, 2026. The Ordinary Shares held by our directors and executive officers were available for sale upon the expiration of the lock-up period, subject to certain restrictions. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

In addition, in November 2024, we adopted the 2024 Global Equity Incentive Plan (the “2024 Plan”) and the initial maximum number of Ordinary Shares which may be granted and issuable pursuant to the 2024 Plan is 10,245,000 Ordinary Shares, as adjusted retroactively to give effect to the share subdivision of the Company, which was initially approved on December 31, 2024. As of the date of this annual report, we have granted certain restricted share units to certain of our directors, employees and consultants under the 2024 Plan, where certain underlying shares are not issued. See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — B. Compensation — Share Incentive Plan.” We may grant additional options or share-based awards to employees, directors and consultants in the future. To the extent that any of these restricted share units are vested and issued, and any of such shares are sold in the market, it could have an adverse effect on the market price of our Ordinary Shares.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. With the amount of cash we raised in our past offerings, together with any other assets held for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income. It is believed we are not a PFIC for the taxable year ending March 31, 2026. We will continue to make this determination following the end of any particular tax year.

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

A. History and Development of the Company

Corporate History and Structure

The Company was incorporated under the laws of the British Virgin Islands with limited liability on June 25, 2010 under the original name of “IAM Group Inc.”, which name was changed to “Waton Financial Limited” on July 5, 2023. The Company holds equity interests in its subsidiaries in Hong Kong, Mainland China, the Cayman Islands and the British Virgin Islands, and does not operate its business through variable interest entities (“VIE”). This corporate structure involves unique risks to investors. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to the Company may be restricted by the debt the subsidiaries incur on their own or laws and regulations applicable to them. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Ordinary Shares— We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders.”

Completion of the Initial Public Offering (“IPO”)

On April 2, 2025, we closed our IPO of 4,375,000 Ordinary Shares at a public offering price of $4.00 per share. Gross proceeds of our IPO totaled approximately US$17.5 million, before deducting underwriting discounts and other related expenses. Simultaneously with the closing of the IPO, the Company also issued and sold an additional 656,250 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO, at the public offering price of US$4.00 per share. As a result, the Company raised additional gross proceeds of US$2.625 million, before deducting underwriting discounts and offering expenses. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “WTF” on April 1, 2025.

Corporate Structure

The following chart illustrates our corporate structure, including our principal operating subsidiaries, as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive offices are located at Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong, and our phone number is +852 2853 1818. Our registered office in the British Virgin Islands is located at Rodus Building, P.O. Box 3093, Road Town, Tortola, British Virgin Islands. Our website addresses are http://www.waton.com/, https://wtf.us, https://wtf.ai and https://mota.ai. The information contained in, or accessible from, our websites or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For a description of the Company’s principal capital expenditures and divestitures, please see “Item 5. Operating and Financial Review and Prospects.”

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

Founded in 1989, WSI is an established integrated securities broker in the Hong Kong financial services industry. WSI is licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under HKSFO in Hong Kong. WSI is a Hong Kong Stock Exchange participant and holds one Hong Kong Stock Exchange trading right. WSI provides securities brokerage services through WSI’s integrated electronic trading platform, which is easy to access, use, and deposit to WSI’s customers. The trading platform can be accessed through WSI’s APP, which provides WSI’s customers with a seamless and secured trading experience. WSI offers its customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. WSI further provides its customers with market data, news and research, so as to help them make well-informed investment decisions. WSI has accumulated a corporate and individual customer base. By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. As of March 31, 2026, WSI had more than 12,000 securities brokerage customers who opened trading accounts with WSI, 109 of which are corporate customers who opened corporate accounts and 3 of which are introducing broker customers who opened omnibus accounts. The remaining portion of the securities brokerage customers are individual customers who opened individual accounts and typically trade through WSI’s trading platform APP. As of the same date, WSI had approximately 1,900 active customers, who were registered customers with assets in their trading accounts. We generate brokerage and commission income from WSI’s securities brokerage, bond distribution and other ancillary services and interest income from WSI’s margin financing services, and our brokerage and commission income and interest income which amounted to approximately US$9.2 million, US$5.5 million, and US$9.4 million, and accounted for approximately 83.4%, 74.4% and 93.4% of our total revenues for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

Leveraging on WSI’s accumulated industry knowledge on the needs of small and medium-sized securities brokers and operational experience in online brokerage over the years, WSI started to develop the provision of fintech solutions in trading platform APP software licensing (including subscription based) and related support services targeting the securities brokers and securities-related financial institutions in April 2021. WSI provides one-stop, integrated and customized software solutions to develop trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and operational data management, in addition to the business-to-business securities order clearing and settlement services provided by WSI in the Broker Cloud solutions, which enables the securities broker customers to digitalize and streamline their business operations, and interact with the financial market more efficiently. As of March 31, 2026, WSI and WTI provided software licensing (including subscription based) and related support services to a total of 3 securities brokers and securities-related financial institutions.  We generate software licensing and related support service income from WSI’s and WTI’s software licensing (including subscription based) and related support services, which amounted to approximately US$1.3 million, US$1.8 million, and US$1.4 million, and accounted for approximately 11.9%, 24.2% and 13.7% of our total revenues for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. WSI and WTI have outsourced the software licensing (including subscription based) and related support services to Shenzhen Jinhui Technology Co., Ltd. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI and WTI are dependent on a single supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company, for providing software licensing (including subscription based) and related support services.”

Our revenues increased by approximately 48.8%, from approximately US$7.4 million for the fiscal year ended March 31, 2025 to approximately US$11.1 million for the fiscal year ended March 31, 2026. Our revenues decreased by approximately 25.9%, from approximately US$10.1 million for the fiscal year ended March 31, 2024 to approximately US$7.4 million for the fiscal year ended March 31, 2025. Our net loss was approximately US$15.2 million for the fiscal year ended March 31, 2026, compared to net loss of approximately US$12.0 million and net income of approximately US$2.5 million for the fiscal years ended March 31, 2025 and 2024, respectively. Our adjusted net loss, which excludes share-based compensation expenses and its related income tax effects, was approximately US$8.1 million for the fiscal year ended March 31, 2026, compared to the adjusted net loss of approximately US$3.2 million and adjusted net income of approximately US$2.5 million for the fiscal years ended March 31, 2025 and 2024, respectively.

Our Competitive Strengths

We believe the following competitive strengths have contributed, and will contribute, to our growth:

Fintech service provider of integrated, accessible, expedited and cost-effective software licensing (including subscription based) and related support services, which are adaptive to the specific demands of small and medium-sized securities brokers.

Based on our understanding of the needs of small and medium-sized securities brokers and experience accumulated over the years, we have identified the practical difficulties and challenges encountered by these companies in building up their technology infrastructure and digitizing their trading platforms. WSI provides trading platform APP solutions through its software licensing (including subscription based) and related support services, which can be adaptive to various specific requirements of small and medium securities brokers and helps them to digitalize and streamline their business operations. Our Broker Cloud solutions deliver one-stop, integrated development services of trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and operational data management, in addition to the business-to-business securities order clearing and settlement services provided by WSI. We believe the small and medium-sized securities brokers are provided with a single point of entry to our integrated fintech solutions which expedite their daily operation uses and enhance their competitiveness in the securities market and business scalability. Through our trading platform APP solutions, customers enjoy the cost-effective benefits of low upfront costs and minimal IT infrastructure. As a partner for the small and medium sized securities brokers that seek to advance their digitalization and efficiency, we believe we are well positioned to strengthen our development as a business-to-business fintech service provider in the securities brokerage market and capture more market growth opportunities in the near future.

Our fintech services benefit securities broker customers with the integrated upstream industry supply chain and the growth potential of downstream end user markets

Leveraging our industry knowledge, operational experience and capabilities of implementing fintech innovations, we integrate various suppliers and resources in the upstream supply chain of the securities brokerage industry such as certification, market data and cloud storage services in our solutions. Through software licensing (including subscription based) and related support services, our subsidiaries’ customers are able to build up an electronic trading platform with enhanced volume, capacity and efficiency of execution. Such platform is accessible to customers’ downstream end users in target markets, promoting customers to expand their businesses into new markets and enhance customers’ and their end users’ experience. Through the provision of technical support services, we continuously obtain customers’ feedback, and endeavor to improve the services and strengthen the business relationships with customers, which help us to secure upselling opportunities and new business engagements. In view of the market demand and potential in the digitalization of securities brokerage services, we believe we will be able to accelerate the digital transformation of securities brokerage industry by continuously incorporating the best industry practices into our services based on industry competition and customers’ feedback. As such, we believe we will be able to enhance our overall brand value, strengthen existing business relationships with customers and capture new business opportunities.

Our business lines of services along the securities brokerage industry value chain generate a diversified revenue mix and build customer loyalty

We believe that the complementary nature of our subsidiaries’ business lines along the securities brokerage industry value chain create synergy, which enables us to generate diversified sources of revenue. Through Broker Cloud solutions, WSI’s securities broker customers introduce end users to use the trading, clearing and settlement services provided by WSI for securities traded on different stock exchanges. Moreover, the customers of our fintech solutions are empowered with various monetization methods along the securities brokerage industry value chain and able to offer their end users broad product offerings and trading capabilities. For example, the incorporation of an HKIPO subscription function in the trading platform APP in place of offline new share subscription services has effectively expanded the revenues stream. Securities broker customers could continue to attract and retain their end users with seamless investing experience through the trading platform APP with enhanced functions. Consequently, we solidified the ongoing relationship with WSI’s securities broker customers and their end users. We believe through our services, the key stakeholders along the securities brokerage industry value chain and end users are well connected. With such connection, WSI’s securities broker customers who are empowered by the digitalized trading platforms can better engage their end users and enhance profitability through diversified product offerings and increased trading volume. We believe we are able to generate diversified revenue streams along the securities brokerage industry value chain and benefit from business cross-selling opportunities.

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

As WSI is licensed by the HKSFC to conduct Type 9 regulated activity (asset management), we have allocated resources to the development of asset management business by launching or planning to launch funds with different types of investments portfolios to expand customers’ investment options. We anticipate that the proper development of asset management services will generate asset management fees and expand the service types offered to customers, which we believe could lead to synergistic growth in WSI’s securities brokerage services. WSI intends to seek to and/or act as an investment advisor and fund manager with respect to funds that will be segregated and invested in a wide variety of investment portfolios, including assets such as stocks, bonds, ETFs and investment funds. As of the date of this annual report, WSI, through Waton Investment Global SPC, has set up five segregated portfolios, and has launched three segregated portfolios.

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

Focus on product and technology innovation and further strengthen our securities brokerage services and software licensing services

Leveraging WSI’s existing securities broker customer network, we intend to focus on product and technological innovation to further strengthen our competitive edges and we believe refining our solutions with technology would meet the customers’ evolving needs. With an aim to enhance user experience and engagement, WSI has engaged its supplier to explore enhancements in our solutions such as the use of a different APP interface to display the content of a page in order to enhance readability, and the support of HTML5 pages to provide seamless integration of mobile websites in the mobile application. In addition, WSI and WTI plan to develop and offer more comprehensive service functions of the Broker Cloud solutions through product and technology innovation. In particular, we believe virtual asset-related functions such as trading access to virtual assets trading platforms and AI-related functions such as customer services, investment advice and risk management, are important to the offer of innovative and cutting-edge financial services in the era of digitalization. We expect they will play a critical role in enhancing our subsidiaries’ customers’ business efficiency and performance. The HKSFC has approved WSI to conduct the business of introducing clients to virtual asset trading platform operators, subject to the certain licensing conditions including WSI shall only introduce its customers to HKSFC-licensed virtual asset trading platforms, with effect from January 23, 2025. As of the date of this annual report, WSI has been preparing to launch and has not commenced the Virtual Assets Introducing Agent Business. WTI has been sourcing suitable partners, such as HKSFC-licensed platform operators, to develop the new functions to have access to services such as virtual assets market data, trading, clearing and settlement services in our solutions. See “Item 3. KEY INFORMATION — D. Risk factors — Risks Related to Our Subsidiaries’ Business and Industry — If our subsidiaries are to provide services related to virtual assets, such as acting as an introducing agent for virtual asset trading platforms and acting as a software licensing (including subscription based) and related support service provider in providing virtual assets trading system solutions in the future, regulatory changes that impact our ability to provide such services as planned or failure to comply with the related regulation would cause a decline in our revenues, income, cash flow, results of operations or financial condition.” We will continue to enhance our know-how base and technology capabilities of digitalizing financial services so as to improve user experience, secure new business engagements, expand our range of service offerings and increase value-added services to customers.

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

As of the date of this annual report, we have announced partnerships with several corporations and university-affiliated organizations to develop AI-powered trading agents and to launch a competition for AI agents in securities trading. We have released MoTA, an AI-powered investment platform designed for professional investors and portfolio managers to assemble, manage, and supervise teams of specialized AI agents across research, analysis, risk, and execution functions with mandatory human review and final sign-off at every stage.

Our Services

Securities brokerage services

Founded in 1989, WSI is an established integrated securities broker in the Hong Kong financial services industry. WSI is licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under HKSFO in Hong Kong. WSI is a Hong Kong Stock Exchange participant and holds one Hong Kong Stock Exchange trading right. WSI provides securities brokerage services through WSI’s integrated electronic trading platform, which is easy to access, use, and deposit. The trading platform can be accessed through WSI’s APP, which provides WSI’s customers with a seamless and secured trading experience. WSI offers its customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. WSI further provides its customers with market data, news and research, so as to help them make well-informed investing decisions. Approximately 84.1%, 55.6% and 28.6% of the brokerage and commission income in the fiscal years ended March 31, 2026, 2025, and 2024, respectively, was recognized from transactions accessed through WSI’s APP. By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. We generate brokerage and commission income from WSI’s securities brokerage, bond distribution and other ancillary services and interest income from WSI’s margin financing services. In the fiscal years ended March 31, 2026, 2025, and 2024, we generated approximately US$7.1 million, US$3.0 million and US$2.4 million brokerage and commission income from the securities brokerage services, which contributed to approximately 63.9%, 40.9% and 23.9% of our corresponding total revenues; and we generated approximately US$0.1 million, US$1.3 million, and US$5.8 million in brokerage and commission income from the bond distribution services, which contributed to approximately 0.6%, 17.7% and 58.0% of our total revenues for the fiscal years ended March 31, 2026, 2025 and 2024.

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

•	Derivatives. Hong Kong Stock Exchange traded equity warrants, derivative warrants and callable bull/bear contracts; and U.S. major stock exchanges traded stock options.

•	Bonds. Treasury bonds, corporate bonds and convertible bonds listed on the Hong Kong Stock Exchange and bonds listed on the U.S. major Stock Exchanges.

•	Funds. Listed funds, authorized funds, other funds in the market and exchange-traded funds (ETFs) listed on the Hong Kong and the U.S. major stock exchanges.

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

WSI has obtained various licenses to conduct its business operations and has also obtained a Hong Kong stock exchange trading right to supplement WSI’s service offerings. The table below sets forth WSI’s licenses and trading rights obtained in the jurisdiction of Hong Kong as of the date of this annual report.

Entity name	License type/ trading rights	Effective period(Note 1)
WSI	HKSFC Type 1 License – Dealing in securities(Note 2)	Since December 21, 2004
WSI	HKSFC Type 4 License – Advising on securities	Since February 10, 2022
WSI	HKSFC Type 5 License – Advising on futures contracts	Since February 10, 2022
WSI	HKSFC Type 9 License – Asset management(Note 3)	Since February 10, 2022
WSI	The Stock Exchange of Hong Kong Limited (SEHK) Participant (Participant ID: 01322)	Since 1992
WSI	Hong Kong Securities Clearing Company Limited (HKSCC) Participant (Participant ID: B01322)	Since 1992
Notes:

(1)	The licenses or trading rights have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the respective granting authorities.

(2)	With respect to introducing clients to virtual asset trading platform operators, WSI is subject to the following licensing conditions:

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

(3)
The type 9 regulated activity (asset management) license is subject to the licensing condition that WSI shall only provide services to professional investors. The term “professional investor” is as defined in the HKSFO and its subsidiary legislation.

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

Securities Brokerage Customers

WSI has accumulated a corporate and individual customer base across the globe. As of March 31, 2026, WSI had more than 12,000 securities brokerage customers who opened trading accounts with WSI, 109 of which are corporate customers who opened corporate accounts and 3 of which are introducing broker customers who opened omnibus accounts. The remaining portion of the securities brokerage customers are individual customers who opened individual accounts and typically trade through WSI’s trading platform APP. As of the same date, WSI had approximately 1,900 active customers, who were registered customers with assets in their trading accounts.

As of March 31, 2026, WSI had 3 introducing broker customers. WSI has entered into arrangements with each introducing broker customer to maintain trading accounts with WSI. When the introducing broker customer’s customers place trade orders in respect of securities on the Hong Kong and the U.S. major stock exchanges, it will, on behalf of its end users, place back-to-back orders through its trading accounts maintained with WSI, subject to the client accounts having sufficient funds for executing the trade orders. The introducing broker customer typically executes trades through WSI by using the built-in application programming interface (“API”) of the customized APP developed for the introducing broker customer and, alternatively, depending on the types of trade orders, such as IPO subscriptions, the introducing broker customer may execute the trades via offline manual communication. WSI will charge brokerage fees and disbursements, including trade fees charged by the relevant stock exchanges for executing the trade orders. The brokerage commission WSI charges to its introducing broker customer for trade execution is generally determined by negotiation with reference to the market rates. The fee models are the same as WSI charges in its brokerage commissions to individual customers. WSI’s commissions charged vary based on the arrangements with the introducing broker customers, the volume of trades and other factors.

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

For the fiscal year ended March 31, 2026, 2025 and 2024, we were engaged in one, four and eight bond distribution projects, respectively, including bonds listed on the Hong Kong Stock Exchange and MOX, Macau’s platform for bond listing and trading, and unlisted bonds. We generated approximately US$0.1 million, US$1.3 million and US$5.8 million in brokerage and commission income from the bond distribution services for the fiscal years ended March 31, 2026, 2025 and 2024, which contributed to approximately 0.6%, 17.7% and 58.0% of our corresponding total revenues.

Margin financing services

With an aim to diversifying WSI’s service offerings and better serve the needs of WSI’s customers, in the second quarter of 2022, WSI commenced to offer margin financing services to its customers to facilitate their purchases of securities on a margin basis, both for IPOs and in the secondary market. In each case, the relevant underlying securities are pledged as collateral in order to secure customers’ repayment obligations. In the fiscal years ended March 31, 2026, 2025, and 2024, we generated approximately US$2.1 million, US$1.2 million, and US$1.2 million, respectively, in interest income from the provision of margin financing services, which contributed to approximately 18.9%, 15.8% and 11.6% of our total revenues, respectively.

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

As of March 31, 2026, a total of 8,390 margin accounts were opened for WSI’s customers, of which 1,180 were paying customers, defined as registered customers who have assets in their margin accounts.

WSI generates income from charging interest on the outstanding principal amount of margin loans provided to margin customers. The interest rate charged over margin customers ranged from 8% to 10% per annum in the fiscal year ended March 31, 2026. The interest rate WSI charges is determined with reference to the relevant customer’s trading record, creditworthiness and trading behavior, the quality of securities pledged and/or other collateral given to secure the margin loan and our costs of funds for providing the margin financing services. WSI may charge higher interest rates to customers it considers as being of higher credit risk. The interest rate WSI offers to customers for subscriptions to shares offered under IPOs is generally determined on the same basis as the interest rate it offers for margin financing for other securities dealing purposes.

Software licensing (including subscription based) and related support services

Leveraging on our industry knowledge on the needs of small and medium-sized securities brokers and operational experience in online brokerage accumulated over the years, WSI started to develop the provision of fintech solutions in trading platform APP software licensing (including subscription based) and related support services targeting the securities brokers and securities-related financial institutions in April 2021. WSI provides one-stop, integrated and customizable software solutions to develop trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and securities order clearing and settlement services, enabling the securities broker customers to digitalize and streamline their business operations, and interact with the financial market more efficiently. Since September 2023, WTI has provided software licensing (including subscription based) and related support services in order to focus on the expertise of operations and service areas. As of March 31, 2026, WSI and WTI delivered the software licensing (including subscription based) and related support services to a total of 3 securities brokers and securities-related financial institutions. We generated software licensing (including subscription based) and related support services income from software licensing (including subscription based) and related support services. In the fiscal years ended March 31, 2026, 2025, and 2024, the software licensing (including subscription based) and related support services income was approximately US$1.3 million, US$1.8 million, and US$1.4 million, respectively, which accounted for approximately 11.9%, 24.2% and 13.7% of our total revenues, respectively.

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

Service scopes and pricing and fee models

WSI and WTI are engaged by customers to develop the trading platform APP on a project basis. Prior to the commencement of a project, WSI and WTI discuss the software functions and design and reach agreements with the customers on services terms and prices. The customers can select the software license services solely or a combination of the software license, maintenance and support services. In these agreements, the customers usually acknowledge that they will pay an agreed upon fixed fee. In the fiscal year ended March 31, 2026, two out of three of the customers of the software license services procured the maintenance and support services. And one out of three of the customers of the software license services were provided on a subscription basis.

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

Front-End Functions

The following front-end functions are available to the end users of the APP:

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

Back-End Functions

The following back-end functions are available to the securities broker customers:

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

As of March 31, 2026, three out of nine companies who procured the software licensing and related support services had opened an omnibus account with WSI and become WSI’s introducing broker customer, and also procured the securities brokerage services, margin financing services and other related services at the same time by its access to WSI’s trading platform APP through the built-in application programming interface (“API”) of the customized APP developed for WGI. We derive (i) software licensing and related support services income and (ii) brokerage and commission income and interest income, depending on the types of orders and services used by the introducing broker customers. See “Item 4. INFORMATION ON THE COMPANY — B. Business Overview — Our Services — Securities brokerage services — Types of Accounts” and “Our Services — Securities brokerage services — Securities brokerage customers” of this annual report for further details.

Asset management services

As WSI is licensed by the HKSFC to conduct Type 9 regulated activity (asset management), we have allocated resources to the development of asset management business by launching funds with different types of investments portfolios to expand customers’ investment options. As of the date of this annual report, WSI, through Waton Investment Global SPC (“WIG SPC”), has set up five segregated portfolios, and has launched three segregated portfolios.

GRAND FULL SP I

In January 2025, WSI launched GRAND FULL SP I, a segregated portfolio of WIG SPC. WSI was appointed as the investment manager of GRAND FULL SP I. In February 2026, GRAND FULL SP I entered into a liquidation process, which process has not been completed as of the date of this annual report.

Z Navigation Option Hedge Fund S.P.

In July 2025, WSI launched Z Navigation Option Hedge Fund S.P., a segregated portfolio of WIG SPC, which targeted professional investors. WSI was appointed as the investment manager and Viberation Asset Management Limited was appointed a co-investment manager of Z Navigation Option Hedge Fund S.P. In addition, WSI and WGI were appointed as custodians to Z Navigation Option Hedge Fund S.P. In February 2026, Z Navigation Option Hedge Fund S.P. entered into the liquidation process and completed the process in July 2026.

Green Dragon Capital SP

In October 2025, WSI launched Green Dragon Capital SP, a segregated portfolio of WIG SPC. WSI is appointed as the investment manager and custodian of Green Dragon Capital SP. Details of Green Dragon Capital SP, and the engagement of WSI as investment manager of Green Dragon Capital SP are set out below:

Name of segregated portfolio:	Green Dragon Capital SP

Investment manager:	WSI

Investment objective and investment strategy:
Green Dragon Capital SP has entered into a subscription agreement to subscribe for shares of a company incorporated in Bermuda engaged in the provision of long-term life insurance products and services utilizing blockchain technologies and/or cryptocurrency. The investment strategy of Green Dragon Capital SP is to enable investors to purchase shares of such Bermuda company through a private equity investment.

Target investors:
Investors who are professional investors (within the meaning of the HKSFO, including professional investors as defined by the Securities and Futures (Professional Investor) Rules) and who are not U.S. persons within the meaning of Rule 902 of Regulation S under the Securities Act.

Capital contributions:	As of the date of this annual report, the total subscriptions received by Green Dragon Capital SP amounted to US$7.5 million.

Investors:	As of the date of this annual report, Green Dragon Capital SP has one investor.

Fees payable to WSI as investment manager:	•	Management fee: 0.5% of the aggregated subscription amount of Green Dragon Capital SP in one sum-up.

Performance fee and subscription fee:	•	None.

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

We had a concentration of revenues of 58.3%, 88.2% and 89.7% from the top five customers in the fiscal years ended March 31, 2026, 2025, and 2024, respectively. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from a small number of key customers.” The largest customer in the fiscal year ended March 31, 2026 was a New Zealand incorporated customer. The largest customer in the fiscal years ended March 31, 2025 and 2024, was a related party of the Company, WGI.

The following tables outline the approximate concentration of each of the top five customers comparing to our total revenues.

In the fiscal year ended March 31, 2026:
	Services provided by WSI and/or WTI	Concentration (%) in the fiscal year ended March 31, 2026

Largest customer	Software licensing and related support and securities brokerage services	34.6%
2nd largest customer	Software licensing and related support and securities brokerage services	20.0%
3rd largest customer	Securities brokerage services	1.9%
4th largest customer	Software licensing and related support	1.2%
5th largest customer	Bond distribution services	0.6%
Total		58.3%

In the fiscal year ended March 31, 2025:

	Services provided by WSI and/or WTI	Concentration (%) in the fiscal year ended March 31, 2025

Largest customer	Software licensing and related support and securities brokerage services	64.2%
2nd largest customer	Bond distribution services	13.3%
3rd largest customer	Software licensing and related support services	6.7%
4th largest customer	Bond distribution services	2.8%
5th largest customer	Software licensing and related support services	1.2%
Total		88.2%

In the fiscal year ended March 31, 2024:

	Services provided by WSI and/or WTI	Concentration (%) in the fiscal year ended March 31, 2024

Largest customer	Software licensing and related support and securities brokerage services	39.5%
2nd largest customer	Bond distribution services	22.4%
3rd largest customer	Bond distribution services	12.5%
4th largest customer	Bond distribution services	8.3%
5th largest customer	Bond distribution services	7.0%
Total		89.7%

Our Suppliers

WSI and WTI have outsourced the development of their trading platform APP and the software licensing and related support services to an information technology company, Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”), which provides trading platform APP development and related support services to WSI and WTI. WSI and WTI possess the full ownership, including the coding of the trading platform APP. Shenzhen Jinhui charged fixed fees based on the complexity of the projects and such software licensing and related support services cost accounted for approximately 5.1%, 5.4%, and 11.3% of the total operating costs and expenses for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI and WTI are dependent on a single supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company, for providing software licensing (including subscription based) and related support services.” Save as disclosed above, we had no other major suppliers that accounted for over 10% of our total cost of revenues in the fiscal years ended March 31, 2026, 2025, and 2024. WSI engaged various service providers to provide services necessary for WSI’s business operations, such as the Hong Kong Stock Exchange, overseas external brokers and clearing and settlement, market data and internet service providers, all of which are independent third parties.

Marketing and Brand Promotion

We, through our subsidiaries, attract and retain customers by means of marketing and branding, customer development, and customer support and fulfilment of corporate social responsibility.

Marketing and Branding

To attract customers, we conduct marketing mainly through our websites, APP in the mobile APP stores such as Google Play Store and Apple App Store, referrals and offline networking events. We intend to expand our marketing efforts by using traditional marketing channels, such as participating in industry exhibits organized by industry associations or media, and digital marketing.

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

As of the date of this annual report, we have registered five domain names; namely, www.infast.hk, www.waton.com, https://wtf.us, http://wtf.ai and https://mota.ai. As of the date of this annual report, we have registered the following trademarks under the jurisdiction of Hong Kong, the United States, the PRC, and Japan.

Country	Trademark	Status	Applicant	Trademark Number	Classes	Date of Registration*
Hong Kong		Registered	WSI	305572530	36	March 24, 2021
Hong Kong		Registered	WSI	306059953	36	September 15, 2022
Hong Kong		Registered	WSI	306059971	36	September 15, 2022
Hong Kong		Registered	WTI	307097121	9, 35, 36, 42	November 18, 2025
Hong Kong		Registered	Waton Financial Limited	306860025	9, 35, 36, 42	April 3, 2025
Hong Kong		Registered	Waton Financial Limited	306860034	9, 35, 36, 42	April 3, 2025
United States		Registered	Waton Financial Limited	8,075,780	9	December 23, 2025
				8,075,804	35
				8,075,806	42
PRC		Registered	Waton Financial Limited	85429997	9	January 28, 2026
				85445377	42
PRC				84364116	9	October 7, 2025
				84361654	35
				84358208	36
				84361672	42
PRC				86619483	36	February 14, 2026
Japan		Registered	Waton Financial Limited	7028535	9, 35, 36, 42	March 23, 2026

*	Note: The registered trademarks in Hong Kong, the PRC and Japan are valid for a period of 10 years beginning on the date of registration.

Employees

We had 51, 47, and 30 employees in our Company, including our subsidiaries, as of March 31, 2026, 2025, and 2024, respectively. The following table sets forth a breakdown of the number of our and our subsidiaries’ employees by job functions as of March 31, 2026:

Job Functions	Number of Employees

Management	8
Technology, Research and Development	12
Finance, Administration and Operation Support	16
Compliance and Internal Control	15
Total	51

Substantially all of our employees are located in Hong Kong. We enter into individual employment contracts with all employees to cover matters including confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. WSI and WTI pay into a mandatory provident fund scheme under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO and employment injury compensation insurance under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or ECO, for our employees.

As of the date of this annual report, none of our employees nor WSI’s employees are represented by unions.

Properties

As of the date of this annual report, neither we nor our subsidiaries own any real property. WSI has entered into two lease agreements with two independent third parties, the details of which are set out below.

Address	Gross Floor Area (square feet)	Use of the Property	Lease Term

Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong	4,189	Office	From April 11, 2026 to April 10, 2028

House 5 and carpark spaces Nos. 171 and 172 at The Drake, 1 Tsing Lung Road, Siu Lam, Hong Kong	17,500	Employee Residence and Parking Lots	From September 4, 2025 to September 3, 2027

Room 3223, Building 3, Xixi Letiancheng, Yuhang District, Hangzhou, China	226	Office	From February 2026 to February 5, 2027

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

WSI is a licensed corporation under the HKSFO and may be subject to HKSFC inquiries and investigations from time to time. As part of the HKSFC’s ordinary supervisory functions that typically occur on a cycle of approximately every seven years, As of the date of this annual report, WSI is not subject to any regulatory fines or penalties or disciplinary actions as a result of the above incidents. However, no assurance can be given that the governmental authorities will not penalize WSI in the future. Please see “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders” for details. As the foregoing inquiries from the HKSFC are subject to statutory secrecy under Section 378 of the HKSFO, it is not possible for us to accurately predict if any disciplinary action will be taken against WSI after the conclusion of the inquiries and, if so, the nature and extent of any such action. If, after the HKSFC’s inquiries have been concluded, the HKSFC identifies misconduct or material non-compliance, the HKSFC could take various regulatory actions, which may include, among other things, reprimands, fines and/or suspension or revocation of licenses and trading rights and, if imposed, might materially and adversely affect our reputation, prospects and financial condition. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI is subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on its future business activities or suspension or revocation of its licenses and trading rights, and consequently may materially and adversely affect the business of WSI and our financial condition, operations and prospects.”

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

Business registration requirements

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, will issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

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

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,800,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,800) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290). As of the date of this annual report, we believe our subsidiaries in Hong Kong have obtained sufficient employee compensation insurance for its employees required under the ECO.

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

Regulations Related to our Business Operation in the PRC

We operate part of our business in the PRC under a legal regime mainly consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including among others, the SAFE, the MOFCOM, the National Development and Reform Commission (“NDRC”), the State Administration for Market Regulation (“SAMR”) and their respective authorized local branches.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was promulgated by the SCNPC, most recently amended in 2023 and took into effect on July 1, 2024. Foreign invested companies must also comply with the Company Law, with exceptions as specified in other laws and regulations relating to foreign investment.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China, which became effective on January 1, 2020.

The Foreign Investment Law and its implementing rules apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest.

With respect to the establishment and operation of foreign-invested enterprises, or FIEs, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “Negative List”) on September 6, 2024, which became effective on November 1, 2024. The Negative List sets out the special administrative measures for access of foreign investment, such as the requirements in relation to shareholding and senior management. Fields that were not included in the Negative List shall be regulated according to the principle of equal treatment of domestic and foreign investments. The Negative List is subject to review and update by the PRC government from time to time. None of our businesses are on the Negative List. Therefore, our PRC subsidiary is not subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiary

An offshore company may invest equity in a PRC company. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of registered capital and total investment amount shall both be registered with SAMR and SAFE. Shareholder loans made by offshore parent holding companies to their PRC Entities are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including among others, the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC Entities shall be registered with SAFE.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013, SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (the “SAFE Circular 21”) which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. The relevant regulations under SAFE Circular 21 were further amended and simplified by the Circular of the State Administration of Foreign Exchange on Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross Border Investment and Financing announced by SAFE (effective on September 12, 2025).

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles, or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “SAFE Notice 13”), which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China (the “Labor Law”), which became effective in January 1995 and was amended in 2018, and the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”), effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Labor Contract Law which became effective immediately and interprets and supplements the provisions of the Labor Contract Law.

In January 2014, the Ministry of Human Resource and Social Security of the PRC issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Administrative Provisions on Registration of Social Insurance and the Administrative Regulations on the Housing Provident Fund.

According to the Social Insurance Law of PRC, which was issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee.

According to the Administrative Regulations on the Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

Value-Added Tax

The Value-added Tax Law of the PRC (effective on January 1, 2026) and the Implementation Regulations of the Value-Added Tax Law of the PRC promulgated (effective on January 1, 2026) replace the PRC Provisional Regulations on Value-Added Tax (promulgated in 1993 and last amended in 2017). According to such laws and regulations, entities and individuals engaged in the sale of goods, services, intangible assets, or real estate within China, or importing goods to China, shall be identified as taxpayers of value-added tax, and shall pay value-added tax. The sale of goods, services, intangible assets, or real estate refers to the transfer of ownership of goods or real estate for a consideration, the provision of services for a fee, or the transfer of ownership or use rights of intangible assets for a consideration. For taxpayers selling goods, processing, repair or fitting services, or tangible movable property leasing services; or importing goods, the tax rate shall be 13%, unless otherwise specified; for taxpayers selling transportation, postal, basic telecommunications, construction, or real estate leasing services, selling real estate, transferring land use rights, or selling or importing specified goods, the tax rate shall be 9%, unless otherwise specified; for taxpayers selling services or intangible assets, the tax rate shall be 6%, unless otherwise specified; for taxpayers exporting goods, the tax rate shall be zero, except as otherwise provided by the State Council; and for entities and individuals within China engaging in cross-border sales of services or intangible assets within the scope defined by the State Council, the tax rate shall be zero.

Regulations Relating to Illegal Securities Trading

On May 9, 2026, the CSRC and seven other PRC authorities jointly issued the “Implementation Plan for Comprehensive Rectification of Illegal Cross-Border Securities, Futures, and Fund Operations,” or the Implementation Plan. According to the Implementation Plan, the targets of the rectification include: (1) overseas institutions engaged in illegal cross-border securities, futures, and fund business activities; (2) domestic affiliates or partners assisting foreign institutions in illegal cross-border operations, as well as domestic illegal intermediaries that solicit and guide domestic investors to open securities and futures accounts for profit; and (3) internet platforms such as websites and mobile applications (APPs) that unlawfully publish marketing information or provide trading services within China, as well as domestic online self-media accounts that unlawfully publish information such as account opening tutorials and experience-sharing content. The prohibited behaviors include marketing, account opening, processing trading instructions and fund transfers. Also, the Implementation Plan stipulates that a two-year concentrated rectification period shall be established for winding down existing illegal business activities.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties.”

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

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026, 2025 and 2024

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

	Years Ended March 31			Increase (Decrease) For Years Ended March 31
	2026	2025	2024	2026 and 2025		2025 and 2024

Revenues
Brokerage and commission income	$5,757,763	$1,824,412	$6,472,535	3,933,351	215.6%	(4,648,123)	(71.8)%
Brokerage and commission income – related party	1,390,497	2,539,260	1,757,731	(1,148,763)	(45.2)%	781,529	44.5%
Principal transactions and proprietary trading	520,264	105,483	(715,309)	414,781	393.2%	820,792	(114.7)%
Interest income	1,638,632	135,938	150,819	1,502,694	1,105.4%	(14,881)	(9.9)%
Interest income – related party	452,808	1,040,634	1,016,179	(587,826)	(56.5)%	24,455	2.4%
Software licensing and related support services income	922,960	602,217	176,303	320,743	53.3%	425,914	241.6%
Software licensing and related support services income – related party	400,000	1,200,000	1,197,551	(800,000)	(66.7)%	2,449	0.2%
Total revenues	$11,082,924	$7,447,944	$10,055,809	3,634,980	48.8%	(2,607,865)	(25.9)%
Operating costs and expenses
Commissions and brokerage fees	3,052,843	246,259	401,843	2,806,584	1,139.7%	(155,584)	(38.7)%
Software licensing and related support outsourcing cost	328,236	—	—	328,236	—	—	—
Software licensing and related support outsourcing cost – related party	552,795	975,865	802,745	(423,070)	(43.4)%	173,120	21.6%
Interest expenses	922,556	289,943	158,441	632,613	218.2%	131,502	83.0%
Compensation and benefits	4,676,168	3,222,730	2,108,656	1,453,438	45.1%	1,114,074	52.8%
Share-based compensation expenses	7,060,640	8,788,109	—	(1,727,469)	(19.7)%	8,788,109	—
Research and development expenses	726,299	427,672	—	298,627	69.8%	427,672	—
Professional service fees	2,562,180	1,747,163	1,957,781	815,017	46.6%	(210,618)	(10.8)%
Market information	1,428,199	880,827	580,584	547,372	62.1%	300,243	51.7%
Lease costs	564,547	532,552	435,824	31,995	6.0%	96,728	22.2%
Allowance for expected credit losses	1,256,873	—	—	1,256,873	—	—	—
Marketing fees	829,539	—	—	829,539	—	—	—
Other general and administrative expenses	1,648,841	988,179	666,741	660,662	66.9%	321,438	48.2%
Total	25,609,716	18,099,299	7,112,615	7,510,417	41.5%	10,986,684	154.5%

Operating (loss) income	(14,526,792)	(10,651,355)	2,943,194	(3,875,437)	36.4%	(13,594,549)	(461.9)%

Other (loss) income:
Income from foreign currency spread	501,867	150,987	49,694	350,880	232.4%	101,293	203.8%
Equity in losses of equity method investment	(31,603)	(578,256)	—	546,653	(94.5)%	(578,256)	—
Impairment loss on investment, cost	(126,637)	(618,630)	—	491,993	(79.5)%	(618,630)	—
Disposal loss from investment in equity securities, at NAV	(929,344)	—	—	(929,344)	—	—	—
Others	(39,829)	(116,823)	(56,400)	76,994	(65.9)%	(60,423)	107.1%
Total other loss	(625,546)	(1,162,722)	(6,706)	537,176	(46.2)%	(1,156,016)	17,238.5%
(Loss) income before income tax expenses	(15,152,338)	(11,814,077)	2,936,488	(3,338,261)	28.3%	(14,750,565)	(502.3)%
Income tax expense	—	(153,428)	(439,934)	153,428	(100.0)%	286,506	(65.1)%
Net (loss) income	(15,152,338)	(11,967,505)	2,496,554	(3,184,833)	26.6%	(14,464,059)	(579.4)%

Revenue

Our revenues, which consist of (i) brokerage and commission income, (ii) interest income, (iii) software licensing (including subscription based) and related support services income and (iv) principal transactions and proprietary trading, significantly increased by approximately 48.8%, from approximately US$7.4 million for the fiscal year ended March 31, 2025 to approximately US$11.1 million for the fiscal year ended March 31, 2026. This increase was primarily attributable to the increase in brokerage and commission income and partially the increase in principal transactions and proprietary trading.

Our revenues significantly decreased by approximately 25.9%, from approximately US$10.1 million for the fiscal year ended March 31, 2024 to approximately US$7.4 million for the fiscal year ended March 31, 2025. This decrease was primarily attributable to the decrease in brokerage and commission income; and partially offset by the increase in principal transactions and proprietary trading, and software licensing and related support services income.

Brokerage and commission income

Our brokerage and commission income increased by approximately 63.8%, from approximately US$4.4 million for the fiscal year ended March 31, 2025, to approximately US$7.1 million for the fiscal year ended March 31, 2026, which is primarily attributable to the increase in brokerage commission income from US$3.0 million in the fiscal year ended March 31, 2025 to US$7.1 million in the fiscal year ended March 31, 2026, primarily driven by the increase in daily trading volume in Hong Kong stock market in the fiscal year ended March 31, 2026 and the increase in number of Hong Kong IPO subscriptions, partially offset by the decrease in the bond distribution services income from US$1.3 million in the fiscal year ended March 31, 2025, to US$0.1 million in the fiscal year ended March 31, 2026, primarily due to the inherent uncertainty brought by the project-by-project basis of these projects.

Our brokerage and commission income decreased by approximately 47.0%, from approximately US$8.2 million for the fiscal year ended March 31, 2024, to approximately US$4.4 million for the fiscal year ended March 31, 2025, which is primarily attributable to the decrease in bond distribution services income from US$5.8 million in the fiscal year ended March 31, 2024 to US$1.3 million in the fiscal year ended March 31, 2025, primarily due to inherent uncertainty brought by the project-by-project basis of these projects, partially offset by the increase in the brokerage commission income from US$1.8 million in the fiscal year ended March 31, 2024, to US$3.0 million in the fiscal year ended March 31, 2025.

Software licensing and related support services income

Our software licensing and related support services income decreased by approximately 26.6%, from approximately US$1.8 million for the fiscal year ended March 31, 2025 to approximately US$1.3 million for the fiscal year ended March 31, 2026, primarily attributable to decrease in the number of customers to whom WTI provided software licensing and related support services, from 4 customers in the fiscal year ended March 31, 2025 to 3 customers in the fiscal year ended March 31, 2026.

Our software licensing and related support services income increased by approximately 31.2%, from approximately US$1.4 million for the fiscal year ended March 31, 2024 to approximately US$1.8 million for the fiscal year ended March 31, 2025, primarily attributable to increase in the number of customers to whom WSI and WTI provided software licensing and related support services, from three customers in the fiscal year ended March 31, 2024 to four customers in the fiscal year ended March 31, 2025.

Principal transactions and proprietary trading

For the fiscal year ended March 31, 2026, we recorded principal transactions and proprietary trading profits of approximately US$0.5 million, compared to profits of US$0.1 million in the fiscal year ended March 31, 2025. This improvement resulted from a shift to a more conservative trading strategy, emphasizing prudent security selection and enhanced risk management practices, which contributed to the positive financial outcome.

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

Operating costs and expenses

Our operating costs and expenses, which consists of (i) commissions and brokerage fees, (ii) interest expenses, (iii) software licensing and related support outsourcing cost, (iv) compensation and benefits, and related share based payment expenses, (v) professional service fees, (vi) market information, lease costs, allowance for expected credit losses and other general and administrative expenses, increased by approximately 41.5%, from approximately US$18.1 million for the fiscal year ended March 31, 2025 to approximately US$25.6 million for the fiscal year ended March 31, 2026. This increase was primarily attributable to the increases in commissions and floor brokerage fees, compensation and benefits, research and development, professional service fees, and allowance for expected credit losses during the fiscal year ended March 31, 2026.

Our operating costs and expenses increased by approximately 153.5%, from approximately US$7.1 million for the fiscal year ended March 31, 2024 to approximately US$18.1 million for the fiscal year ended March 31, 2025. This increase was primarily attributable to the increases in share-based compensation expenses incurred prior to the Company’s IPO during the fiscal year ended March 31, 2025.

Commissions and brokerage fees

Our commissions and brokerage fees increased by 1,139.7%, from approximately US$0.2 million for the fiscal year ended March 31, 2025, to approximately US$3.1 million for the fiscal year ended March 31, 2026, primarily attributable to (i) the increase in handling charges and other costs payable to third party broker dealers in Hong Kong, resulting from the increase in the number of Hong Kong IPO subscriptions in the fiscal year ended March 31, 2026; and (ii) the increase in Hong Kong stock trading volume for the fiscal year ended March 31, 2026 in comparison with the fiscal year ended March 31, 2025.

Our commissions and brokerage fees decreased by approximately 38.7%, from approximately US$0.4 million for the fiscal year ended March 31, 2024, to approximately US$0.2 million for the fiscal year ended March 31, 2025, primarily attributable to the increases in Hong Kong stock trading volume and corresponding decreases in the U.S. stock trading volume for the fiscal year ended March 31, 2025 in comparison with the fiscal year ended March 31, 2024. The overall commissions and brokerage fees associated with Hong Kong stocks are lower as compared to the U.S. stocks, which resulted in a decrease in overall commissions and brokerage fees, although trading volume slightly increased during the same period.

Interest expenses

Our interest expenses increased by 218.2%, from approximately US$0.3 million for the fiscal year ended March 31, 2025 to approximately US$0.9 million for the fiscal year ended March 31, 2026, which was primarily attributable to the increase in the use of third party broker dealers margin services during the fiscal year ended March 31, 2026, resulting from the booming Hong Kong stock market in the fiscal year ended March 31, 2026.

Our interest expenses increased by approximately 83.0%, from approximately US$158,000 for the fiscal year ended March 31, 2024 to approximately US$290,000 for the fiscal year ended March 31, 2025, which was primarily attributable to the increase in the use of third party broker dealers margin services during the fiscal year ended March 31, 2025.

Software licensing and related support outsourcing cost

Our software licensing and related support outsourcing cost decreased by 9.7%, from approximately US$1.0 million for the fiscal year ended March 31, 2025 to approximately US$0.9 million for the fiscal year ended March 31, 2026, primarily because WTI outsourced less software licensing and related support services to a related party, Shenzhen Jinhui, in view of fewer existing customers in the fiscal year ended March 31, 2026.

Our software licensing and related support outsourcing cost increased by approximately 21.6%, from approximately US$0.8 million for the fiscal year ended March 31, 2024 to approximately US$1.0 million for the fiscal year ended March 31, 2025, primarily because WSI and WTI outsourced software licensing and related support services to a related party, Shenzhen Jinhui, in order to (i) provide the software licensing and related support services to five existing customers in the fiscal year ended March 31, 2025, and (ii) provide continued upgrades to software and related support services.

Compensation and benefits

Our compensation and benefits increased by 45.1%, from approximately US$3.2 million for the fiscal year ended March 31, 2025 to approximately US$4.7 million for the fiscal year ended March 31, 2026, which was generally in line with (i) the increase in the number of employees in the fiscal year ended March 31, 2026; and (ii) the increase of average level of salary, as we have hired more experienced employees, such as responsible officers, representatives and senior management members, to strengthen our subsidiaries’ capabilities to support the business expansion.

Our compensation and benefits increased by approximately 52.8%, from approximately US$2.1 million for the fiscal year ended March 31, 2024 to approximately US$3.2 million for the fiscal year ended March 31, 2025, which was generally in line with (i) the increase in the number of employees in the fiscal year ended March 31, 2025; and (ii) the increase of average level of salary, as we have hired more experienced employees, such as responsible officers, representatives and senior management members, to strengthen our subsidiaries’ capabilities to support the preparation of the IPO and the process of business expansion.

Share-based compensation expenses

Our share-based compensation expenses decreased by 19.7%, from approximately US$8.8 million for the fiscal year ended March 31, 2025, to approximately US$7.1 million for the fiscal year ended March 31, 2026, which was attributable to the adoption of the 2024 Global Equity Incentive Plan and the granting of certain RSUs to eligible employees.

Our share-based compensation expenses increased to $8.8 million for the fiscal year ended March 31, 2025, which was attributable to the adoption of our 2024 Global Equity Incentive Plan and the granting of certain RSUs to eligible employees.

Professional service fees

Our professional service fees increased by 46.6%, from approximately US$1.7 million for the fiscal year ended March 31, 2025 to approximately US$2.6 million for the fiscal year ended March 31, 2026, which was primarily attributable to the rising demand for Hong Kong market research from the Company during the fiscal year ended March 31, 2026 in view of the booming trading demand.

Our professional service fees decreased by approximately 10.8%, from approximately US$2.0 million for the fiscal year ended March 31, 2024 to approximately US$1.7 million for the fiscal year ended March 31, 2025, which was primarily attributable to the decrease in expenses relating to the Company’s bond distribution business during the fiscal year ended March 31, 2025.

Market information

Our market information expenses increased by 62.1%, from approximately US$0.9 million for the fiscal year ended March 31, 2025 to approximately US$1.4 million for the fiscal year ended March 31, 2026, as the market information expenses increased alongside with the increase in trading volume and we expanded the types of market data subscription in order to support the growth and enhancement of WSI’s securities brokerage business.

Our market information expenses increased by 51.7%, from approximately US$0.6 million for the fiscal year ended March 31, 2024 to approximately US$0.9 million for the fiscal year ended March 31, 2025, as the market information expenses increased alongside the increase in trading volume and we expanded the types of market data subscriptions in order to support the growth and enhancement of WSI’s securities brokerage business.

Research and development expenses

Our research and development expenses increased by 69.8%, from approximately US$0.4 million during the fiscal year ended March 31, 2025 to approximately US$0.7 million for the fiscal year ended March 31, 2026, which was primarily attributable to external procurements and purchases that the Company incurred for its initiatives in AI related infrastructure and functionality upgrades.

Our research and development expenses of $0.4 million during the fiscal year ended March 31, 2025 was primarily attributable to external procurements and purchases that the Company incurred for its initiatives in AI related infrastructure and functionality upgrades.

Allowance for expected credit losses

Our allowance for expected credit losses for the year ended March 31, 2026 was approximately US$1.3 million, primarily reflecting an allowance of US$1.1 million for expected credit losses under ASC 326 on aged software licensing and related support service receivables previously due from WGI, which receivables became uncollateralized after that customer relationship ended in October 2025. In addition, we recognized a full allowance of approximately US$0.9 million on the receivable arising from the divestment of our 55% interest in LeFeng Hainan Private Equity Fund Management Limited (“LeFeng”). In February 2024, WSI, through equity method investment at the cost of RMB5,500,000, acquired a 55% interest in LeFeng. On October 10, 2024, WSI and the sole director of LeFeng (the “Purchaser”) entered into a share transfer agreement, pursuant to which WSI agreed to sell and the Purchaser agreed to purchase the 55% equity interest in LeFeng for a consideration of HK$7,000,000 (equivalent to approximately US$900,000). After offsetting the gain on this divestiture, the net impairment recognized during the year was approximately US$0.2 million.

Marketing fees

Marketing expenses increased from nil for the fiscal year ended March 31, 2025 to approximately US$0.8 million for the fiscal year ended March 31, 2026. This increase was primarily attributable to the intensified marketing efforts following the Company’s IPO since April 2025, which were undertaken to support brand awareness and customer acquisition, in line with the expanded scale of its operations and the significant growth in total revenues during the year.

Other income (loss)

We recorded other loss of approximately US$0.6 million and other loss of approximately US$1.2 million for the fiscal years ended March 31, 2026 and 2025, respectively. Such decrease in loss was primarily because of an increase in income from the foreign currency spread for the fiscal year ended March 31, 2026.

We recorded other loss of approximately US$1.2 million and US$0.007 million for the fiscal years ended March 31, 2025 and 2024, respectively. Such increase in other loss was primarily because an equity in losses of equity method investment increased to $0.6 million and impairment loss on investment increased to $0.6 million for the fiscal year ended March 31, 2025.

Net income (loss)

As a result of the foregoing, we recorded a net loss of approximately US$15.2 million, a net loss of US$12.0 million and a net income of US$2.5 million for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

B. Liquidity and Capital Resources

As of the date of this annual report, we have financed our operating and investing activities through cash generated from operating activities, loans provided by a related party and capital contributions by our shareholders. As of March 31, 2026, 2025, and 2024, we had cash and cash equivalents of approximately US$10.4 million, US$7.7 million, and US$4.9 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits with banks or other financial institutions, which are unrestricted for withdrawal or use, and which have original maturities of three months or less.

We believe that our current cash and cash equivalents and forecasted net cash flows will be sufficient to meet our forecasted working capital requirements and capital expenditures in the ordinary course of business over the next twelve months following the fiscal year ended on March 31, 2026. We intend to finance our future working capital requirements primarily from cash generated from operating activities, and then from funds raised from financing activities, if necessary. We believe that our current cash and cash equivalents, forecasted net cash flows, and our net proceeds from our IPO will be sufficient to meet our forecasted working capital requirements and capital expenditures in the ordinary course of business beyond the next twelve months following the fiscal year ended on March 31, 2026.

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

Cash Flow Analysis

Cash Flows for the Fiscal Years ended March 31, 2026, 2025 and 2024

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$

Net cash provided by (used in) operating activities	$(7,060,432)	$359,965	$(1,847,147)
Net cash used in investing activities	(2,030,002)	(13,744)	(8,209,437)
Net cash provided by (used in) financing activities	19,577,861	2,756,121	(8,299,468)
Effect of exchange rate changes	(113,481)	145,791	148,996
Net increase (decrease) in cash, cash equivalents, cash segregated for regulatory requirements and restricted cash	10,373,946	3,248,133	(18,207,056)
Cash, cash equivalents and cash segregated for regulatory requirements at the beginning of the year	13,900,319	10,652,186	28,859,242
Cash, cash equivalents and cash segregated for regulatory requirements at the end of the year	$24,274,265	$13,900,319	$10,652,186

Operating Activities

Net cash used in operating activities was approximately US$7.1 million for the fiscal year ended March 31, 2026, which primarily reflected our net loss of approximately US$15.1 million as mainly adjusted for 1) depreciation and amortization expenses of approximately US$0.2 million; 2) the non-cash equity in losses of equity method investment of US$0.03 million and the non-cash impairment loss on investment of US$0.1 million; 3) non-cash share-based compensation expenses of US$7.1 million; 4) non-cash depreciation and amortization expenses of US$0.5 million; and 5) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase of approximately US$8.6 million in payables to clients; (ii) an increase of approximately US$5.5 million in payables to brokers and clearing organization; (iii) an increase of approximately US$9.6 million in receivables from clients; (iv) an increase of approximately US$2.6 million in financial instruments owned, at fair value, US$1.2 million in other receivables, and (v) an increase of approximately US$1.2 million in payables of software licensing and related support services due to Shenzhen Jinhui.

Net cash provided by operating activities was approximately US$0.4 million for the fiscal year ended March 31, 2025, which primarily reflected our net loss of approximately US$12.0 million as mainly adjusted for 1) the deferred tax expense of approximately US$0.2 million; 2) the non-cash lease expense of approximately US$0.1 million; 3) the non-cash loss on share of equity investment of US$ 0.6 million and the non-cash loss on impairment of US$ 0.6 million; 4) non-cash share-based compensation expenses of US$8.8 million; 5) non-cash depreciation and amortization expenses of US$0.1 million; and 6) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) a decrease of approximately US$7.9 million in payable to clients; (ii) an increase of approximately US$5.1 million in payables to brokers and clearing organization; (iii) a decrease of approximately US$6.6 million in receivables from clients; (iv) an increase of approximately US$1.4 million in receivables from broker-dealers and clearing organization; (v) an increase of approximately US$0.6 million in receivables from software licensing and related support services; and (vi) an increase of approximately US$1.0 million in due to Shenzhen Jinhui.

Net cash used in operating activities was approximately US$1.8 million for the fiscal year ended March 31, 2024, which primarily reflected our net income of approximately US$2.5 million as mainly adjusted for 1) the deferred tax expense of approximately US$0.4 million; 2) the non-cash lease expense of approximately US$0.4 million; and 3) changes in working capital. Adjustments for changes in working capital primarily consist of (i) an increase of approximately US$2.0 million in payables to clients; (ii) a decrease of approximately US$3.3 million in payables to brokers and clearing organization; (iii) an increase of approximately US$7.2 million in receivables from clients; (iv) a decrease of approximately US$3.9 million in receivables from broker-dealers and clearing organization; and (v) an increase of approximately US$0.2 million in due to Shenzhen Jinhui.

Investing Activities

Net cash used in investing activities for the fiscal year ended March 31, 2026 was approximately US$2.0 million  comprising (i) US$1.1 million for the purchase of investment in equity securities at NAV, and (ii) US$0.8 million for a convertible promissory note due from PandaAI Quantum Holdings Limited, with the remaining balance used to purchase property and equipment.

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

Financing Activities

Net cash provided by financing activities for the fiscal year ended March 31, 2026 was approximately US$19.6 million, primarily representing the net proceeds from initial public offering and exercise of overallotment option of US$18.2 million, payment for deferred offering costs of approximately US$0.2 million, and the proceeds from bank overdrafts of approximately US$1.5 million.

Net cash provided by financing activities for the fiscal year ended March 31, 2025 was approximately US$2.8 million, primarily representing the proceeds of issuance of ordinary share of US$5.1 million, payment for deferred offering costs of approximately US$0.6 million and the repayment of borrowings from a related party, Mr. Zhou Kai, of approximately US$1.8 million.

Net cash used in financing activities for the fiscal year ended March 31, 2024 was approximately US$8.3 million, primarily for the repurchase and retirement of our ordinary shares of approximately US$6.0 million, payment for deferred offering costs of approximately US$0.8 million and the repayment of borrowings from a related party, Mr. Zhou Kai, of approximately US$1.5 million.

Contractual obligations

The following table sets forth our contractual obligations as of March 31, 2026:

	Payment due by schedule
	Less than 1 year	1-3 year	more than 3 years	Total
	US$
Operating leases	564,547	469,023	—	1,044,807

Operating leases represent the non-cancellable operating leases for our office space and employee residence, we also have a finance lease for a printer, which is deemed not material for accounting purposes. Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2026.

Capital Expenditures

We do not have any significant capital expenditures in the fiscal years ended March 31, 2026, 2025 and 2024.

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

Ability to effectively maintain our development cost curve

Software licensing and related support outsourcing cost was the eighth largest category of costs and expenses that we incurred in our operations for the fiscal year ended March 31, 2026, compared with that being the fifth largest costs and expenses for the fiscal year ended March 31, 2025. Our ability to secure ample technology and product development service supply with low cost is underpinned by the outsourced software licensing and related support services provided by a sub-contractor. Our senior management understands the critical needs of the small and medium-sized securities brokers as well as the complex and continuously evolving global landscape of competition. They strive to build extensive connections with software services suppliers, to give WSI a cost advantage for the APP development in software licensing and related support services among our competitors. We believe our current and future cost-saving efforts or our outsourcing strategy in this regard is effective for optimizing our development cost curve.

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

Handling charge income arises from services such as clearing and settlement services, new share subscription services in relation to initial public offerings, and dividend collection services, are accrued on a trade-date basis or at the completion of transaction. Clearing and settlement service income is recognized at a point in time when the transactions are executed. The transaction price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by a successfully completed IPO subscription on behalf of customers. The transaction price of new share subscription services is a fixed amount per IPO subscription order and no variable consideration exists in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by WSI on behalf of customers. When WSI receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Dividend collection handling income is charged at a fixed percentage of dividend collected. Handling income is directly charged from the client’s account when the transactions are settled.

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

During the years ended March 31, 2026, 2025 and 2024, WSI reported principal transaction and proprietary trade income of $0.5 million, and trade income of $0.1 million and trade loss of $0.7 million, respectively.

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

WSI and WTI act as principals in the forgoing contracts, as they are primarily responsible for fulfilling the promise to provide the goods or services to the customers.

Expected Credit Losses on Accounts Receivable

We maintain an allowance for expected credit losses on our accounts receivable, including receivables arising from software licensing and related support services, in accordance with ASC 326. The determination of the allowance requires significant judgment and involves estimating the expected credit losses over the contractual life of the receivables based on historical loss experience, current conditions, and reasonable and supportable forecasts. For software licensing and related support service receivables, which are generally unsecured, management also considers the aging of the balances, the customer’s financial condition and payment history, any subsequent collections, and other relevant factors (including commercial dependence and available sources of repayment). Changes in these estimates or in the underlying assumptions could materially affect the amount of the allowance and our results of operations.

Fair Value of Derivative Financial Instruments

The Group’s derivative financial instrument is a total return swap contract, which is recorded at fair value in the consolidated balance sheets (included in financial instruments owned, at fair value). Changes in the fair value of the total return swap, both realized and unrealized, are recognized in principal transactions and proprietary trading in the consolidated statements of operations. The fair value of the total return swap is generally determined based on the value of the underlying instruments and the terms of the contract. Determining the fair value requires significant judgment, including the selection of valuation techniques and the assessment of the reliability of observable market inputs. When quoted market prices for the underlying instruments are not available or are not considered reliable, the Group may use valuation models that incorporate unobservable inputs, which increases the level of estimation uncertainty.  Changes in the fair value of the underlying instruments, interest rates, or other market factors could result in material gains or losses being recognized in the period in which they occur.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements relevant to us is included in Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, included elsewhere in this annual report.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
ZHOU Kai	31	Director, Chairman of the Board of Directors, and Chief Technology Officer
CHU Chun On Franco	42	Director and Chief Executive Officer
James Beeland Rogers Jr.	83	Director and Senior Advisor
WEN Huaxin	47	Chief Financial Officer
FUNG Chi Kin	77	Independent Director
DU Haibo	49	Independent Director
JIANG Wen	36	Independent Director

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

Ms. JIANG Wen has served as our independent director since March 2025. Ms. Jiang currently serves as a general manager of Shanghai Junding Industrial Co., Ltd., which is principally engaged in the business of retail and wholesale sales of decorating materials and construction materials and is a wholly owned subsidiary of ArtGo Holdings Limited (stock code: 3313.HK), since December 2023. She has also served as the vice president at M Biodesign Pte Ltd since April 2025 and a business development manager of Zenith Reserve Pte. Ltd., a management consultancy service provider, since November 2024. Ms. Jiang served as a consultant of SL Refrigeration Engineering Pte. Ltd. from April 2018 to January 2025, where she was responsible for providing consultancy services on purchasing equipment. She served as the Director of Internal Control of the subsidiaries of ArtGo Holdings Limited from April 2021 to November 2023, where Ms. Jiang was responsible for inspecting the business processes, identifying key risk areas, proposing risk-mitigating measures and following up on the implementation of risk-mitigating measures. Besides, Ms. Jiang was also responsible for orchestrating project due diligence, project assessment and risk assessment. Ms. Jiang received her Bachelor of Commerce in Professional Accounting from Macquarie University and Master of Science in Finance from Nanyang Technological University in 2011 and in 2014, respectively.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

B. Compensation

In the fiscal year ended March 31, 2026, we paid an aggregate of approximately US$1.35 million, as compensation to our directors and executive officers as well as an aggregate of approximately US$7,000, respectively, contributions made by WSI to the Mandatory Provident Fund (“MPF”), a statutory retirement under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the laws of Hong Kong), and we did not pay any compensation separately to the employee directors for their services as directors of the Company.

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

Restricted Share Units Grants

As of the date of this annual report, we have granted a total of 4,884,030 Restricted Share Units (the “RSUs”) to certain of our directors, employees and consultants, and there are a total of 532,548 Ordinary Shares underlying grants of outstanding RSUs that were held by the directors and executive officers the Company, as adjusted retroactively to give effect to the share subdivision of the Company, which was initially approved on December 31, 2024, which include the following:

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

As of the date of this annual report, other employees, as a group, have outstanding RSUs of a total of 1,221,006 Ordinary Shares, with a purchase price of US$0.75 per share.

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

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of the directors. Following a declaration being made, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of the Nasdaq, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our shareholders or resolution of our directors. Our directors are not subject to a term of office unless otherwise agreed between us and the directors. A director may be removed from office by (i) a resolution of our shareholders with or without cause, and/or (ii) by a resolution of our directors, with cause. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, (iv) is prohibited by law from being a director, or (v) ceases to be a director by virtue of any provision of the applicable laws of the BVI or is removed from the office pursuant to our Memorandum and Articles of Association.

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

In November 2024, we adopted the 2024 Global Equity Incentive Plan (the “2024 Plan”), which provides for the grant of share options, share appreciation rights, restricted share units, restricted shares or other share-based awards. The initial maximum number of Ordinary Shares which may be granted and issuable pursuant to the 2024 Plan is 10,245,000 Ordinary Shares, as adjusted retroactively to give effect to the share subdivision, which was initially approved on December 31, 2024. In November 2024, we granted restricted share units to certain of our directors, employees and consultants. As of the date of this annual report, an aggregate of 4,884,030 restricted share units have been granted to certain of our directors, employees and consultants, including an aggregate of 4,080,834 restricted share units which have been vested, and 803,196 restricted share units which are held by them and remain outstanding, as adjusted retroactively to give effect to the share subdivision, which was initially approved on December 31, 2024. See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — B. Compensation —Share Incentive Plan” for details.

Other than as disclosed in this annual report, there are not any significant changes in the percentage ownership held by any major shareholders during the past three years.

None of the Company’s major shareholders will have any different or special voting rights with respect to their Ordinary Shares.

As of the date of this annual report, other than Cede & Co, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The table below sets forth major related parties of us and their relationships with us.

Names of related parties	Relationship

Zhou Kai	Principal shareholder, chief technology officer, chairman of the board

Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”)	A company controlled by Zhou Kai and ceased to be a related party in the fourth quarter of 2025.

Wealth Guardian Investment Limited (“WGI”)
The Company was able to exercise significant influence over WGI because two individuals, who are the senior management of WGI, are the shareholders of the Company holding more than or approximately 10% aggregate equity interests.  WGI is no longer the Company’s customer, effective from October 2025.

Waton Trust Limited	An entity Zhou Kai in which acted as a director. In the third quarter of 2025, Zhou Kai resigned from the directorship and remained a 20% shareholder.

ST MA Ltd	The Company’s shareholder, ST MA Ltd, ceased to be a shareholder in June 2023.

WIG SPC - SPs
An entity incorporated in the Cayman Islands, with 100% of its issued management shares owned by WSI, established for the purpose of holding investment segregated portfolios (each, an “SP” and collectively, the “SPs”). The SPs are each formed for the purpose of investing in securities and are owned by different investors. Effective December 2024, WSI serves as the investment manager of the WIG SPC series SPs. During the fiscal year ended March 31, 2026, there was no management income incurred, and WSI was subsequently re-appointed as a co-investment manager for Z Navigation Option Hedge Fund S.P. (“Z Navigation Option”). In February 2026, Z Navigation Option entered into the liquidation process and completed the process in July 2026.

PandaAI Quantum Holdings Limited and its subsidiaries
Our wholly-owned BVI subsidiary, Waton AI Genius Holding Limited, holds 7,500,000 preferred shares of PandaAI Quantum Holdings Limited, a Cayman Islands exempted company, representing a minority interest in this vehicle established in cooperation with the founders for the purpose of developing AI-powered quantitative trading initiatives. We appointed two directors out of five directors in total to such entity’s board of directors.

CTFEX Holding Pte Ltd and its subsidiary;
WTF Asia Holding Limited is our wholly-owned subsidiary. In May 2026, it subscribed for 500,000 shares in CTFEX Holding Pte. Limited (“CTFEX”), a company incorporated in Singapore, for SGD 500,000, representing approximately 42.4% of CTFEX’s share capital. WTF Holding Group Limited, which is 100% owned by our Chairman, Mr. Zhou Kai, holds an additional 6.1% share capital of CTFEX. We appointed one of CTFEX’s two directors. CTFEX and its subsidiary are intended to operate as a tokenized capital markets exchange and clearing house in Singapore (subject to regulatory approvals) but have not yet commenced regulated operations. The parallel investment by the Chairman-controlled entity and our board rights creates related-party considerations.

Transaction with WIG SPC

In July 2025, WSI applied to subscribe for and purchase Class VI shares (junior class) in WIG SPC attributable to Z Navigation Option Hedge Fund S.P. in the amount of $1.0 million, which was subsequently collected in full in July 2026.

Transactions with WGI

We conduct material transactions with WGI through WSI and/or WTI, which entities are services providers for WGI. These transactions are as follows:

	As of March 31,

	2026	2025	2024

	US$	US$	US$

Receivables – clients – unsettled trade	—	1,549,709	11,043,210
Receivables – clients – margin loan (net)(i)(ii)	—	3,276,678	1,873,556
Receivables – software licensing and related support services	1,700,000	600,000	1,197,352
Allowance for expected credit losses	(1,100,000)	—	—
Receivables – Total(iii)	600,000	5,426,387	14,114,118
Contract assets – related party	400,000	1,200,000
Payables – brokerage services	—	1,417,153	13,867,823
Payables – Broker-dealer	—	75,136	163,635
Payables – Total	—	1,492,289	14,031,458

(i)	WSI extended a credit line of nil, $6.2 million and $4.3 million to WGI for margin transactions during the years ended March 31, 2026, 2025 and 2024, respectively.
(ii)	As of March 31, 2026 and 2025, the amounts consisted of margin loan receivables of nil and $3.3 million, respectively.
(iii)
As of March 31, 2025, receivables from WGI, including margin loan receivables, have been either fully collateralized by the client-owned securities held in the customer’s account or fully collected subsequently.

	For the years ended March 31,

	2026	2025	2024

	US$	US$	US$

Revenues – brokerage commission and handling charge income	1,388,841	2,539,260	1,757,731
Revenues – interest income	415,596	1,040,634	1,016,179
Revenues – software licensing and related support services	400,000	1,200,000	1,197,551
Total	2,204,437	4,779,894	3,971,461

For the years ended March 31, 2026, 2025, and 2024, the Group recognized a software licensing and related support services revenue of $400,000, $1,200,000, and nil, respectively, before invoicing to WGI. The amount was recorded under contract assets – related party in the consolidated balance sheets.
Effective October 2025, WGI has dissolved investment accounts in the Group; therefore, WGI is no longer a customer of the Group after October 2025.

Transactions with Zhou Kai

The Group conducts transactions with Zhou Kai through WSI. These transactions and related balance are as follows:

	As of March 31,
	2026	2025	2024
Payables – brokerage services	$34,028	$—	$—

	For the years ended March 31,
	2026	2025	2024
Revenues – brokerage commission and handling charge income	$1,656	$—	$—
Revenues – interest income	37,212	—	—
Total	$38,868	$—	$—

Due to Zhou Kai

	As of March 31,
	2026	2025	2024

Zhou Kai(i)	$41,172	$31,682	$1,830,092

(i)
The balance represents borrowings from Zhou Kai for the Group’s daily operational purposes. The borrowings are interest-free, unsecured and due on demand. During the years ended March 31, 2026, 2025, and 2024, the Group borrowed from Zhou Kai of $0.04 million, $0.03 million, and $1.8 million, respectively. During the years ended March 31, 2026, 2025, and 2024, the Group repaid borrowings from Zhou Kai of nil, $1.8 million, and nil, respectively. During the year ended March 31, 2024, the Group disposed of a certain portion of its other investment to Zhou Kai at a consideration of approximately $2.0 million and the amount was settled with payable with Zhou Kai.

Due to Shenzhen Jinhui:

	As of March 31,
	2026	2025	2024
Shenzhen Jinhui(i)	—	1,766,092	772,040

(i)
The balance represents unpaid service fees to Shenzhen Jinhui, a service provider and sub-contractor of the Group’s project management services. Based on the services agreement, Shenzhen Jinhui charges the Group certain percents of markup above its costs relating to service provided to the Group. During the years ended March 31, 2026, 2025, and 2024, the Group purchased outsourcing and related support services of approximately $1.3 million, $1.0 million, and $0.7 million, respectively, from Shenzhen Jinhui which were recorded as software licensing and related support outsourcing costs.

Due from ST MA Ltd

In April 2023, the Company made a loan in the amount of approximately US$447,000 (HK$3.5 million) to ST MA Ltd, which was a related party at the time. The loan was unsecured from April 2023 to October 2024 and subsequently became collateralized by securities held in the account of ST MA Ltd. The loan bore no interest and was due on demand. ST MA Ltd ceased to be a related party in June 2023 when it ceased to be a shareholder of the Company. The outstanding balance was recorded in other receivables as of March 31, 2026 and 2025. The loan was fully collected subsequently in May 2026.

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

As of the date of this annual report, we and our subsidiaries are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on the business of our subsidiaries, and our financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect the business of our subsidiaries, and our financial condition or operations.

On March 24, 2026, Plaintiffs Patrick Shane Johnson, Jack Pena, and Hitesh Dev (collectively, “Plaintiffs”) filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County (the “Court”), requesting judicial intervention.  Plaintiffs, for themselves and others similarly situated, assert claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals.  Although none of the named Plaintiffs are alleged to be current or former shareholders of the Company, Plaintiffs assert claims against the Company for violations of Sections 11, 12 and 15 of the Securities Act of 1933 arising from alleged material misrepresentations or omissions in the Company’s registration statement or prospectus issued in connection with the Company’s initial public offering. More specifically and similar to all of the named defendants-issuers, Plaintiffs allege that the Company purportedly failed to disclose that the Company’s shares were susceptible to pump-and-dump schemes, which Plaintiffs allege purportedly occurred and which schemes were conducted by unknown individuals. The Request for Judicial Intervention filed by Plaintiff was returned for correction by the Court. Plaintiffs have not yet filed a document correcting the filing. On May 21, 2026, Plaintiffs filed a Notice of Discontinuance and Stipulation of Discontinuance regarding Jason Lewis Sands and Titan Partners, and Bancroft Capital, LLC and Cauldon Dean Quinn, respectively.  Both the Notice of Discontinuance and Stipulation of Discontinuance were returned by the Court for correction.  Plaintiffs have not yet filed a document correcting either of those filings.  Since May 21, 2026, and as of the date of this annual report, there has been no further activity in the matter involving the Company, nor has there been any formal investigation or regulatory inquiry involving the Company or its officers. The Company has not yet been formally served with the summons and complaint filed in the action. Should the case proceed, the Company believes the claims asserted against it are legally defective and without merit, and the Company intends to vigorously defend the action.

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.2 to this annual report.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our prior IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Notwithstanding  the cash we raised in the prior IPO, together with other assets held for the production of passive income, it is believed, for our current taxable year, we are not a PFIC. We will continue to make this determination following each tax year. However, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we have utilized from the past IPO. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spent the cash we raised in the IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in the IPO) that may not have been within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration and credit risk

Financial instruments that potentially subject us to concentration of credit risk consist of cash accounts held with financial institutions in Hong Kong. Cash segregated under regulatory requirements is deposited in reputable financial institutions as required by the Hong Kong Securities and Futures Ordinance. At times, these accounts may exceed the maximum coverage limit of approximately US$102,000 (HK$800,000) under the Deposit Protection Scheme introduced by the Hong Kong Government. We have not experienced any losses in these accounts and management believes that these financial institutions are of sound credit quality and we are not exposed to any significant credit risk on these accounts.

Our exposure to credit risk associated with trading and other activities is measured on an individual counterparty basis, as well as by Group of counterparties that share similar attributes.

We are exposed to concentration risks with specific counterparties.

(i)	Major customer

For the fiscal year ended March 31, 2026, our top two clients accounted for approximately 34.6% and 20.0% of our total revenue, respectively. For the fiscal years ended March 31, 2025 and 2024, WGI accounted for approximately 64.2% and 39.5% of our total revenues, respectively.

(ii)	Major supplier

There was one supplier, Shenzhen Jinhui, who accounted for approximately 5.1%, 5.4% and 11.3% of total expenses for the year ended March 31, 2026, 2025 and 2024, respectively.

(iii)	Receivables

As of March 31, 2026, the largest customer accounted for 41.1% of the total balance of receivables, respectively, including balances from client, broker-dealers and clearing organization and software licensing and related support service. As of March 31, 2025 and 2024, WGI accounted for 61.0% and 96.6% of the total balance of receivables, respectively, including balances from client, broker-dealers and clearing organization and software licensing and related support service.

As disclosed above, deterioration of our customers’ operating conditions and our inability to develop new customers in a timely manner may have an impact on the Company’s operating conditions and results of operations. In the fiscal years ended March 31, 2025 and 2024, we derived US$4.8 million and US$4.0 million in revenues, respectively, from WGI. The proportion of total revenues derived from WGI during the fiscal year ended March 31, 2025 increased to 64.2% from 39.5% during the fiscal year ended March 31, 2024, primarily due to decrease in number of clients in WSI’s bond distribution services. As of the date of this annual report, WGI is no longer our customer. See details in “Item 3. KEY INFORMATION — D. Risk Factors — We derived a substantial portion of revenue from a small number of key customers” and “Item 3. KEY INFORMATION — D. Risk Factors — We have historically derived a substantial portion of revenue from WGI, a single related party customer. The recent loss of WGI as a substantial customer will have an adverse impact on our revenues in the near term if it is not replaced with one or more customers that generate the same volume of revenues, which could materially and adversely affect our financial results.” We expect to perform ongoing credit evaluations of our customers and widen the channel for attracting more customers.

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

Inflation risk

We believe the impact of inflation on us will not be material. Our operations, through our subsidiaries, are in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 2.5% for 2025, 1.7% for 2024, and 2.1% for 2023, according to the International Monetary Fund, International Financial Statistics and data files.

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

We received approximately $18.23 million of offering proceeds after the deduction of $1.9 million in underwriter discounts and other expenses (including the fully exercised over-allotment option). As of the date of this annual report, we have used the proceeds of (i) approximately $3.55 million for enhancing the functionalities and technicalities of our trading platform APP and the software licensing and related support services, including, but not limited to, improving user experience, and development in AI-powered risk control and customer service functions, (ii) approximately $1.44 million for developing our asset management business and launch other new business lines, including the cost of applying for applicable licenses from the HKSFC, hiring eligible representative officers and supporting staff, and establishing and/or improving relevant business control and compliance procedures, (iii) approximately $1.09 million for expanding our array of investments available for our customers on our trading platform APP, including, but not limited to, the cost of onboarding Daily Revenue Contracts offered by the Micro Connect Macau Financial Assets Exchange (MCEX), and improving connectivity to existing and new exchanges for trading new asset types, and (iv) supplemental general working capital, respectively. As of the date of this annual report, approximately $12.16 million of the net proceeds from our IPO remained unused. We intend to use the remaining proceeds from our IPO in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-283424).

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2026 were ineffective. In connection with the audits of our consolidated financial statements for the years ended March 31, 2026, 2025 and 2024, we identified material weaknesses in our internal control over financial reporting as well as other disclosure control deficiencies for the above-mentioned periods. These material weaknesses are recurring, as substantially the same material weaknesses were also identified in connection with the audit of our consolidated financial statements for the fiscal year ended March 31, 2023. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to the lack of structured period-end financial closing processes for the preparation of consolidated financial statements in accordance with U.S. GAAP and relevant SEC financial reporting requirements, ineffective information technology general controls (“ITGCs”) in the areas of user access and program change-management over certain information technology (“IT”) systems that support the Company’s financial reporting processes, and inadequate design or ineffective controls on cybersecurity risk assessment and disaster recovery planning.

We have implemented measures designed to address the underlying causes of these material weaknesses by: (i) formalizing and standardizing our accounting and financial reporting control procedures and policies to improve the quality and accuracy of the period-end financial closing process; (ii) hiring an external consultant with AICPA qualifications to further improve the efficiency and quality of our financial reporting; and (iii) enhancing the design of our ITGCs over the IT systems that support the Company’s revenue and related financial reporting processes.

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

Management’s Annual Report on Internal Control over Financial Reporting

We and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of March 31, 2026, as mentioned above. See “Item 3. KEY INFORMATION – D. Risk Factors – Risks Related to Our Subsidiaries’ Business and Industry – Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of the Ordinary Shares” for details.

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

Mr. Du Haibo qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Du Haibo, Mr. Fung Chi Kin and Ms. Jiang Wen satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B.	CODE OF ETHICS

We have adopted a code of business conduct and ethics applicable to all of our directors, executive officers and employees, which has been filed as Exhibit 11.1 hereto and posted on our website at https://wtf.us.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by UHY LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended March 31,

	2026	2025	2024

Audit fees(1)	$687,000	$909,000	$245,000
Audit-Related fees	—	—	3,000
Tax fees
All other fees
Total	$687,000	$909,000	$248,000

(1)
Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firms for (i) the audit of our annual financial statements; (ii) the audits of our financial statements and review of the interim financial statements in connection with our IPO; and (iii) the provision of relevant consent and comfort letters.

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

On April 10, 2024, the board of directors received notice of the resignation of MaloneBailey, LLP from its role as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal years ended March 31, 2022 and 2023. The board of directors did not take part in MaloneBailey, LLP’s decision to resign. On May 23, 2024, the board of directors approved the engagement of UHY LLP as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the fiscal years ended March 31, 2023 and 2024.

MaloneBailey, LLP’s reports on our consolidated financial statements for the fiscal years ended March 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, during the Company’s fiscal years ended March 31, 2023 and 2024, there were (i) no disagreements with MaloneBailey, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to MaloneBailey, LLP’s satisfaction, would have caused MaloneBailey, LLP to make reference to the subject matter of the disagreement in connection with its reports and (ii) no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to design, implement and operate key controls over financial reporting process in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

During the Company’s fiscal years ended March 31, 2023 and 2024, neither the Company nor anyone on its behalf consulted UHY LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, in connection with which neither a written report nor oral advice was provided to the Company that UHY LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

We have provided MaloneBailey, LLP with a copy of the disclosures made by us in response to Item 304(a) of Regulation S-K under the Exchange Act, and have requested that MaloneBailey, LLP furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by the registrant in response to this Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which it does not agree. A letter from MaloneBailey, LLP is filed as Exhibit 16.1 hereto.

Item 16G.	CORPORATE GOVERNANCE

Our Company is considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the British Virgin Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.; and

•	the requirement to obtain shareholder approval for certain dilutive events under Section 5635.

British Virgin Islands law does not impose a requirement that our board of directors consist of a majority of independent directors or that such independent directors meet regularly without other members present. British Virgin Islands law also does not impose the requirement to obtain shareholder approval for events listed under Section 5635.

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

1.1
Third Amended and Restated Memorandum and Articles of Association of the Company, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333- 283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

2.1
Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

2.2
Description of Securities (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the Securities and Exchange Commission on July 24, 2025)

4.1
Form of Employment Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.2
Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.3
English translation of the Comprehensive Information Technology Services Agreement with Shenzhen Jinhui Technology Co., Ltd. dated February 1, 2021 (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.4
English translation of the Comprehensive Information Technology Services Supplemental Agreement with Shenzhen Jinhui Technology Co., Ltd. dated February 2023 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.5
Mobile Application Development Agreement with Wealth Guardian Investment Limited dated April 1, 2021 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.6
2024 Global Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

4.7
Trust Deed constituting the Waton Financial Limited 2024 Global Equity Incentive Plan Trust between the Registrant as settlor and Waton Trust Limited as trustee dated November 18, 2024 (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

8.1*	List of subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

11.2*	Insider Trading Compliance Policy of the Company
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of UHY LLP
15.2
Letter from MaloneBailey, LLP regarding change in registrant’s certifying accountant (incorporated herein by reference to Exhibit 16.1 to the Registration Statement on Form F-1 (File No. 333-283424), as amended, initially filed with the Securities and Exchange Commission on November 22, 2024)

97.1
Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the Securities and Exchange Commission on July 24, 2025)

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

Date: July 30, 2026

WATON FINANCIAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Waton Financial Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Waton Financial Limited and its subsidiaries (the Company) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Emphasis of Matter – Significant Transactions with Related Parties

As described in Note 14 to the consolidated financial statements, the Company has entered into significant transactions with its related parties. Our opinion is not modified with respect to this matter.

/s/ UHY LLP

We have served as the Company’s auditor since 2024.
Irvine, California
July 30, 2026

WATON FINANCIAL LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of March 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$10,411,937	$7,717,087
Cash segregated under regulatory requirements	13,733,273	6,183,232
Restricted cash	129,055	—
Receivables from:
Clients	16,202,439	1,729,408
Clients − related party	—	4,826,387
Broker-dealers and clearing organization	1,722,811	1,739,276
Software licensing and related support services − related party, net	600,000	600,000
Contract assets	891,837	—
Contract assets − related party	400,000	1,200,000
Convertible promissory note	777,102	—
Other receivables	1,607,925	449,877
Financial instruments owned, at fair value	2,574,657	—
Prepaid expenses and other current assets	1,094,636	893,051
Total current assets	50,145,672	25,338,318
Property and equipment, net	294,096	123,297
Operating lease right-of-use assets	988,397	467,016
Investment, cost	2,751,938	2,878,575
Equity method investment, net	—	189,932
Other assets	476,634	1,726,837
TOTAL ASSETS	$54,656,737	$30,723,975
Liabilities and Shareholders’ Equity
Current liabilities:
Payables to:
Clients	$15,216,606	$6,163,171
Clients − related party	34,028	1,417,153
Broker-dealers and clearing organization	11,359,560	7,335,535
Software licensing and related support services, including related party	2,964,575	1,766,092
Bank overdrafts	1,540,585	—
Accrued expenses and other current liabilities	779,204	748,918
Amounts due to shareholder	41,172	31,682
Operating lease liabilities, current	537,890	463,120
Total current liabilities	32,473,620	17,925,671
Operating lease liabilities, non-current	457,803	30,561
TOTAL LIABILITIES	32,931,423	17,956,232
Commitments and contingencies	—	—
Shareholders’ equity:
Ordinary shares, unlimited shares authorized; no par value; 48,237,472 shares and 43,206,222 shares issued and outstanding as of March 31, 2026 and 2025, respectively	—	—
Additional paid-in capital	46,053,816	21,817,729
Accumulated deficit	(24,259,483)	(9,107,145)
Accumulated other comprehensive (loss) income	(69,019)	57,159
TOTAL SHAREHOLDERS’ EQUITY	21,725,314	12,767,743
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$54,656,737	$30,723,975

The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2026	2025	2024
Revenues
Brokerage and commission income	$5,757,763	$1,824,412	$6,472,535
Brokerage and commission income – related parties	1,390,497	2,539,260	1,757,731
Principal transactions and proprietary trading	520,264	105,483	(715,309)
Interest income	1,638,632	135,938	150,819
Interest income – related parties	452,808	1,040,634	1,016,179
Software licensing (including subscription based) and related support services income	922,960	602,217	176,303
Software licensing (including subscription based) and related support services income – related party	400,000	1,200,000	1,197,551
Total revenues	11,082,924	7,447,944	10,055,809

Operating costs and expenses
Commissions and brokerage fees	3,052,843	246,259	401,843
Software licensing (including subscription based) and related support outsourcing cost	328,236	—	—
Software licensing (including subscription based) and related support outsourcing cost - related party	552,795	975,865	802,745
Interest expenses	922,556	289,943	158,441
Compensation and benefits	4,676,168	3,222,730	2,108,656
Share-based compensation expenses	7,060,640	8,788,109	—
Research and development expenses	726,299	427,672	—
Professional service fees	2,562,180	1,747,163	1,957,781
Market information	1,428,199	880,827	580,584
Lease costs	564,547	532,552	435,824
Allowance for expected credit losses	1,256,873	—	—
Marketing fee	829,539	—	—
Other general and administrative expenses	1,648,841	988,179	666,741
Total operating costs and expenses	25,609,716	18,099,299	7,112,615

Operating (loss) income	(14,526,792)	(10,651,355)	2,943,194

Other income (loss):
Income from foreign currency spread	501,867	150,987	49,694
Disposal loss from investment in equity securities, at NAV	(929,344)	—	—
Equity in losses of equity method investment	(31,603)	(578,256)	—
Impairment loss on investment, cost	(126,637)	(618,630)	—
Others	(39,829)	(116,823)	(56,400)
Total other loss	(625,546)	(1,162,722)	(6,706)

(Loss) income before income tax expenses	(15,152,338)	(11,814,077)	2,936,488

Income tax expense	—	(153,428)	(439,934)
Net (loss) income	$(15,152,338)	$(11,967,505)	$2,496,554

Net (loss) income per ordinary share
Basic and diluted	$(0.31)	$(0.29)	$0.04
Weighted average ordinary shares outstanding
Basic and diluted	48,223,688	41,793,690	62,816,064

Net (loss) income:	$(15,152,338)	$(11,967,505)	$2,496,554
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(126,178)	83,466	85,550
Total comprehensive (loss) income	$(15,278,516)	$(11,884,039)	$2,582,104

The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in U.S. dollars, except for number of shares)

	Ordinary Shares		Additional paid-in capital	(Accumulated deficit) retained earnings	Accumulated other comprehensive (loss) income	Total shareholders’ equity
	Share*	Amount*
Balance as of April 1, 2023	76,980,000	$—	$13,908,000	$363,806	$(111,857)	$14,159,949
Net income	—	—	—	2,496,554	—	2,496,554
Repurchase and retirement of ordinary shares	(36,000,000)	—	(6,000,000)	—	—	(6,000,000)
Foreign currency translation adjustment	—	—	—	—	85,550	85,550

Balance as of March 31, 2024	40,980,000	—	7,908,000	2,860,360	(26,307)	10,742,053
Net loss	—	—	—	(11,967,505)	—	(11,967,505)
Issuance of ordinary shares from release of RSUs	909,204	—	—	—	—	—
Issuance of ordinary shares under private placement	1,317,018	—	5,121,620	—	—	5,121,620
Share-based compensation	—	—	8,788,109	—	—	8,788,109
Foreign currency translation adjustment	—	—	—	—	83,466	83,466

Balance as of March 31, 2025	43,206,222	—	21,817,729	(9,107,145)	57,159	12,767,743
Issuance of ordinary shares in connection with initial public offering, net of underwriting discounts and offering costs	5,031,250	—	17,175,447	—	—	17,175,447
Share-based compensation	—	—	7,060,640	—	—	7,060,640
Net loss	—	—	—	(15,152,338)	—	(15,152,338)
Foreign currency translation adjustment	—	—	—	—	(126,178)	(126,178)

Balance as of March 31, 2026	48,237,472	$—	$46,053,816	$(24,259,483)	$(69,019)	$21,725,314

*
The number of ordinary shares and amount of ordinary shares have been retrospectively adjusted to give effect to the changes in par value and a six-for-one stock split. Refer to Note 10 for more details.

The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net (loss) income	$(15,152,338)	$(11,967,505)	$2,496,554
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Allowance for expected credit losses	1,256,873	—	—
Written off deferred offering cost	381,774	—	—
Depreciation and amortization expenses	153,128	102,665	67,070
Amortization of operating right-of-use assets	532,214	553,842	369,457
Share-based compensation	7,060,640	8,788,109	—
Disposal loss from investment in equity securities, at NAV	929,344	—	—
Equity in losses of equity method investment	31,603	578,256	—
Impairment loss on investment, cost	126,637	618,630	—
Deferred income taxes	—	153,428	439,934
Gain from investment securities, at NAV, related party	(160,355)	—	—
Changes in operating assets and liabilities:
Receivables from clients, including related parties	(9,646,644)	6,569,798	(7,206,712)
Receivables from broker-dealers and clearing organization	16,465	(1,379,621)	3,935,524
Receivables and contract assets from software licensing and related support services, including related parties	(1,191,837)	(594,567)	(532,981)
Prepaid expenses and other current assets	(2,584,967)	(760,190)	213,282
Other assets	1,761	235,918	(284,194)
Payables to clients, including related parties	8,648,923	(7,893,666)	2,008,708
Payables to broker-dealers and clearing organization	5,462,088	5,103,768	(3,348,732)
Payables of software licensing and related support services, including related party	1,198,483	987,824	158,623
Accrued expenses and other current liabilities	33,003	(153,473)	151,547
Financial instruments owned, at fair value	(2,605,644)	—	—
Other receivables	(1,000,000)	—	—
Operating lease liabilities	(551,583)	(583,251)	(315,227)
Net cash (used in) provided by operating activities	(7,060,432)	359,965	(1,847,147)

Cash flows from investing activities:
Purchase of property and equipment	(323,574)	(13,744)	(262,091)
Purchase of investment in equity securities, at NAV	(1,100,000)	—	—
Advance under convertible promissory note	(777,102)	—	—
Proceeds from disposal of investment in equity securities, at NAV	170,674	—	—
Loan to ST MA Ltd	—	—	(445,893)
Purchase of investments	—	—	(7,501,453)
Net cash used in investing activities	(2,030,002)	(13,744)	(8,209,437)

Cash flows from financing activities:
Proceeds from bank overdrafts	1,540,585	—	—
Repayment of borrowings from a related party	—	(1,800,000)	(1,500,000)
Payment for deferred offering costs	(193,954)	(562,591)	(797,170)
Proceeds from initial public offering, net of underwriting discount and other offering costs	18,234,300	—	—
Proceeds from issuance of ordinary shares	—	5,121,620	—
Repurchase and retirement of ordinary shares	—	—	(6,000,000)
Principal payment for finance lease	(3,070)	(2,908)	(2,298)
Net cash provided by (used in) financing activities	19,577,861	2,756,121	(8,299,468)
Effect of exchange rate changes	(113,481)	145,791	148,996
Net increase (decrease) in cash, cash equivalents, cash segregated under regulatory requirements and restricted cash	10,373,946	3,248,133	(18,207,056)
Cash, cash equivalents, cash segregated under regulatory requirements and restricted cash at the beginning of the year	13,900,319	10,652,186	28,859,242
Cash, cash equivalents, cash segregated under regulatory requirements and restricted cash at the end of the year	$24,274,265	$13,900,319	$10,652,186

The accompanying notes are an integral part of the consolidated financial statements.

	For the years ended March 31,
	2026	2025	2024
Reconciliation of cash, cash equivalents, cash segregated under regulatory requirements and restricted cash
Cash and cash equivalents	$10,411,937	$7,717,087	$4,948,090
Cash segregated under regulatory requirements	13,733,273	6,183,232	5,704,096
Restricted cash	129,055	—	—
Cash, cash equivalents, cash segregated under regulatory requirements and restricted cash at the end of year	$24,274,265	$13,900,319	$10,652,186

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$—	$—
Interest paid	$877,530	$253,738	$158,441

Supplemental schedule of non-cash investing and financing activities
Non-cash settlement of receivable from software licensing and related support services - related party offset against payables to clients - related party	$—	$(330,580)	$—
Obtaining operating right-of-use assets in exchange for operating lease liabilities	$1,224,833	$—	$1,344,906
Non-cash sale of investments settled and offset against amounts due to a related party	$—	$—	$1,982,709
Non-cash sale of investments settled and offset against amounts due to a third party	$—	$—	$1,278,021
Non-cash deferred offering costs against accrued expenses	$—	$195,421	$—
Non-cash deferred offering costs against additional paid in capital	$1,058,853	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Waton Financial Limited (“Waton Financial” or the “Company”) is a holding company incorporated in the British Virgin Islands (“BVI”) with limited liability on June 25, 2010 under the original name of “IAM Group Inc.”, which name was changed to “Waton Financial Limited” on July 5, 2023, and conducts its business mainly through its subsidiaries in Hong Kong (hereafter, the “Group”), namely Waton Securities International Limited (“WSI”). WSI principally engaged in the provision of (i) securities brokerage and distribution services, margin financing services and other ancillary services; and (ii) software licensing and related support services, including licensing and Software-as-a-Service (“SaaS”) based delivery of trading platform applications, upgrades and enhancements, maintenance and other related services to securities brokers and financial institutions. Since September 2023, Waton Technology International Limited (“WTI”) has engaged in the provision of software licensing and related support services, including licensing of trading platform applications, upgrades and enhancements, maintenance and other related services to securities brokers and financial institutions.

On November 5, 2025, Waton AI Genius Holding Limited, a wholly owned subsidiary of the Company, is incorporated in the BVI with limited liability and the principal business is investment holding.

As of March 31, 2026, the Company’s operating subsidiaries are as follows:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
Waton Securities International Limited (“WSI”)	April 28, 1989	Hong Kong	100%	Broker services and software licensing and related support services
Waton Technology International Limited (“WTI”)	February 24, 2023	Hong Kong	100%	Software licensing and related support services
Waton Sponsor Limited	September 7, 2023	BVI	100%	Sponsor of a special purpose acquisition company
Love & Health Limited*	October 3, 2023	Cayman Islands	100%	Special Purpose Acquisition Company
Descart Limited	February 23, 2024	United States	100%	General holding

*	As of March 31, 2026, Love & Health Limited has not completed its initial public offering with Nasdaq.

On April 2, 2025, the Company closed its initial public offering (“IPO”) of 4,375,000 ordinary shares and the sale of an additional 656,250 ordinary shares (the “Over-allotment”), pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO. The offering price was $4.00 per share. The aggregate net proceeds of the IPO and Over-allotment were $18,234,300, after deducting underwriting discounts and offering expenses. The ordinary shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WTF” on April 1, 2025.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation. Certain prior period balance sheet amounts have been reclassified to conform to the current period presentation. These reclassifications relate solely to the presentation of related party accounts and had no effect on the Group’s consolidated statements of operations, cash flows, shareholders’ equity, or previously reported net income (loss).

The Company consolidates all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities (“VIEs”) where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. The Company reviews factors, including the rights of the equity holders at risk and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the entity is a VIE.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. These estimates are based on information available as of the date of the consolidated financial statements. Accounting estimates required to be made by management include, but not limited to, recognition of software licensing and related support services income, allowance for credit losses, valuation of share-based compensation, income taxes and valuation for investments. Actual results could differ from those estimates.

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

(f)	Cash segregated under regulatory requirements

Cash segregated under regulatory requirements represents bank balances that the Group holds on behalf of its clients. The Group maintains segregated accounts with banks in Hong Kong to hold its clients’ monies arising from its ordinary course of business. These segregated clients’ monies are strictly restricted for clients’ transactions and governed by the Securities and Futures (Client Money) Rules under the Hong Kong Securities and Futures Ordinance (“HKSFO”).

(g)	Restricted cash

Restricted cash represents deposits held in a designated securities account as collateral to secure WSI’s obligation under financing arrangements, margin agreements, or other contractual commitments.

(h)	Receivables from and payables to clients

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

As of March 31, 2026 and 2025, the Group had no credit losses reserve to its receivables from clients.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(i)	Receivables from and payables to broker-dealers and clearing organization

Receivables from and payables to clearing organizations include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities trades not delivered by WSI to the purchaser by the settlement date and amounts payable for securities not received by WSI from a seller by the settlement date.

As of March 31, 2026 and 2025, the Group had no credit losses reserve to its receivables from broker-dealers and clearing organization.

Payables to broker-dealers represent margin loan that WSI borrowed from broker-dealers by repledging or sell-and-repurchase the securities that pledged by its margin clients.

(j)	Receivables from software licensing and related support services

Receivables from software licensing and related support services primarily consist of amounts due for services already performed and are recorded at the invoiced amount and do not bear interest. The Group maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the expected credit loss, management considers historical losses adjusted to take into account current and future market conditions and the customers’ financial condition, the amount of receivables in dispute and customer paying patterns. Balances that remain outstanding after the Group has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

As of March 31, 2026, the receivables from software licensing (including subscription based licenses) and related support services were no longer collateralized by the client-owned securities. For the years ended March 31, 2026, 2025 and 2024, the Group provided allowance for expected credit losses of $1.1 million, nil and nil, respectively on the receivables from software licensing (including subscription based licenses) and related support services in the consolidated statements of operations.

(k)	Current expected credit losses

The Group follows ASC 326, Financial Instruments–Credit Losses which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For financial assets measured at amortized cost, the Group recognizes an allowance for expected credit losses upon initial recognition and updates the allowance each reporting period to reflect management’s estimate of expected credit losses over the contractual term of the financial assets, considering historical credit loss experience, current conditions, and reasonable and supportable forecasts. For financial assets collateralized by securities, the Group has elected the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost as the allowance for current expected credit losses. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Group is exposed to credit risk as a result of a present obligation to extend credit.

The Group records an allowance for expected credit losses in the consolidated financial statements when estimated credit losses exist. Refer to Note 2(j) for information regarding the allowance recognized on receivables from software licensing and related support services.

(l)	Other receivables

Other receivables consisted of amount due from ST MA Ltd. and redemption receivable due from Z Navigation Option Hedge Fund S.P., which were subsequently collected in full.

(m)	Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Furniture and fixtures	5 years
Office equipment	3 years
Motor vehicles	5 years
Leasehold improvements	Shorter of useful life and lease term

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

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(n)	Software Development Costs

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

(o)	Impairment of long-lived assets

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

(p)	Investment, cost

The Group measures its equity investment in a company that does not have a readily determinable fair value, and does not have the ability to exercise significant influence using cost method under the measurement alternative, which is defined as cost, less any impairments, a plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company monitors the investment for impairments and makes adjustments in carrying values if management determines that an impairment charge is required based primarily on the financial condition and near-term prospects of the investment.  The Company evaluates potential impairment indicators, including adverse changes in industry or market conditions, financial performance, business outlook, and other relevant factors.

If such indicators are present, further analysis is conducted to determine the fair value of the investment. The Company exercises judgment in estimating fair value, taking into account factors such as current economic and market conditions, the investee’s operating performance and earnings trends, and other company- and industry-specific information.

During the fiscal year ended March 31, 2024, WSI entered into Share Subscription Agreements and Shareholder Agreements to acquire less than 1% of Series C Preferred Shares of New Markets (BVI) Limited (“Microconnect”) for a total consideration of $6.8 million and in August 2024, WSI sold the Series C Preferred Shares to the Company, one of its related parties, and a third party for $3.5 million, $2.0 million, and $1.3 million, respectively, with no gain or loss recognized for the year ended March 31, 2024. The Company determined that it has no significant influence in Microconnect and there is no readily determinable fair value of this investee.

During the years ended March 31, 2026, 2025 and 2024, the Company recognized impairment loss on investment of $0.13 million, 0.62 million and nil, respectively. Impairment was recorded as the Company considered the financial performance of Microconnect relative to the average earnings from comparable companies.

(q)	Equity method investments

The Group accounts for an equity method investment in accordance with ASC 323, Investments – Equity Method and Joint Ventures, over which it has significant influence but does not have a controlling financial interest and of which it is not the primary beneficiary.

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

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(r)	Financial instruments owned, at fair value

Financial instruments owned consist of financial instruments that the Group acquired as part of brokerage activities. All gains and losses (unrealized and realized) from securities classified as financial instruments owned, at fair value in the consolidated balance sheets are recorded as a component of principal transactions and proprietary trading in the consolidated statements of operations.

(s)	Derivative financial instruments

FASB ASC 815, Derivatives and Hedging (“ASC 815”), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness testing requirements are met, reporting entities can record all or a portion of the change in fair value of a designated hedge as an adjustment to other comprehensive income rather than as a gain or loss in the statements of operations. To date, the Group has not designated any derivatives as hedges under the provisions included in ASC 815.

Derivative financial instruments are recorded at fair value and included in Financial instruments owned, at fair value in the consolidated balance sheets. The Company’s derivatives instrument was entered into as part of the Group’s broker-dealer operations and is included as a component of Financial instruments owned, at fair value.

The Group enters into derivative financial instruments for investment purposes and to manage market risk associated with certain equity investments. Currently, the Group’s only derivative financial instrument is a total return swap contract.

A total return swap contract is an agreement that obligates two parties to exchange cash flows calculated by reference to changes in specified prices for a specified notional amount of the underlying assets. The payment flows are netted against each other, with the difference being paid by one party to another. Total return swap is generally valued based upon the value of the underlying instruments and terms of the contract as determined by the primary exchange on which it is traded.

Unrealized appreciation and depreciation from derivative financial instruments are recorded based on changes in their fair value. Realized gains and losses are recorded when the positions are closed. The changes in the fair value during the year is recorded in the consolidated statements of operations.

As of March 31, 2026, the derivative asset was $0.76 million, which was included in Financial instruments owned, at fair value in the consolidated balance sheets.

(t)	Deferred offering costs

Deferred offering costs are incurred in connection with the planned initial public offerings (“IPOs”), of the Company, and of its subsidiary, Love and Health Limited, a SPAC entity, including legal, underwriting, and other IPO-related costs. Upon completion of the IPO, these deferred offering costs will be reclassified to shareholders’ equity. If the Company terminates its planned IPO or if there is a significant delay, all of the deferred offering costs will be immediately written off to expenses in the consolidated statements of operations. Deferred offering costs were $0.25 million and $1.50 million as of March 31, 2026 and 2025, respectively, and were recorded in other assets.

For the year ended March 31, 2026, the Company’s deferred offering cost of $1.1 million was charged against equity upon completion of its IPO on April 2, 2025.

For the year ended March 31, 2026, the Company wrote off the deferred offering cost of $0.38 million due to a significant delay in the IPO of Love and Health Limited.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(u)	Fair value measurement

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

(v)	Revenue recognition

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

Handling charge income arises from services such as clearing and settlement services, new share subscription services in relation to initial public offerings (“IPO”), and dividend collection services, are accrued on a trade-date basis or at the completion of transaction. Clearing and settlement service income is recognized at a point in time when the transactions are executed. The transaction price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully complete IPO subscription on behalf of customers. The transaction price of new share subscription services is a fixed amount per IPO subscription order and no variable consideration exists in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by WSI on behalf of customers. When WSI receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Dividend collection handling income is charged at a fixed percentage of dividend collected. Handling income is directly charged from the client’s account when the transactions are settled.

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

Revenue from providing bond distribution services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the bond on relevant exchanges, or the acceptance by the global coordinator or lead manager for non-syndicate projects. During the year ended March 31, 2026, receivables from revenues related to bond distribution services were fully collected.

WSI generally offers no discount to its brokerage and commission clients.

Principal transactions and proprietary trading

Principal transactions and proprietary trading include all gains, losses, and income from financial instruments classified as Financial instruments owned, at fair value. Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Investments classified as Financial instruments owned, at fair value are reported at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations or models from third-party pricing services, or when independent broker quotations or market price quotations or models from third-party pricing services are not available, valuation models prepared by the Group’s management. These models include estimates, and the valuation derived from them could differ materially from amounts realizable in an open market exchange. Realized and unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.

As of March 31, 2026, WSI holds financial instruments owned, at fair value, of approximately $2.57 million. There were no financial instruments owned, at fair value, as of March 31, 2025. During the years ended March 31, 2026, 2025 and 2024, WSI has reported a principal transaction and proprietary trade income of $0.52 million, $0.11 million, and trade loss of $0.72 million respectively.

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

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
WSI entered a bundled arrangement with Wealth Guardian Investment Limited (“WGI”) and a new customer (collectively as the “Customers”), which includes three promises (1) to deliver a software license, (2) to provide customized modules and updates that are critical to the core functionality of the license and are essential to fulfilling the intended purpose of the license, and (3) to provide M&S services. The Group determines the customized modules and updates are highly interdependent or interrelated with the license and should be combined with the license as a single performance obligation. As the Customers simultaneously received and benefited from the WSI’s performance, obtained control of the initial software license and the customized modules and updates as soon as they were made available, the Group recognized the revenue of the performance obligation using the output method based on measurements of the value of the goods or services transferred to date relative to the remaining goods or services promised under the contract. The promise to provide M&S services at the option of the Customers, including troubleshooting, technical support, unspecified software updates, and other related services, is a separate performance obligation from software licensing and the customized modules and updates since the M&S services are capable of being distinct and separately identifiable. As the Customers continuously received and benefited from the M&S services, the Group recognized the revenue from the M&S services ratably over the term of the contract.

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

During the year ended March 31, 2025, the Group commenced to offer SaaS services to its customers. The nature of the SaaS services refers to license subscriptions and solution services, for the use of the Group’s platforms, where it is recognized proportionally to the time contracted. In general, licenses are billed monthly on the post paid model, and the Group promise to a fix-term of SaaS services. The Group considers that it satisfies its performance obligations over time each month as it provides the SaaS services to customers and recognizes revenue ratably over the month. Invoiced amounts are recorded in accounts receivable and in revenue or contract liabilities, depending on whether the revenue recognition criteria are met. The Group’s agreements with customers do not provide rights of return, and do not provide customers with the right to take possession of the software that supports the applications. Payments received in advance of services being rendered are recorded as contract liabilities and recognized ratably over time. The SaaS contract terms typically last for one year. Customers are required to prepay at least more than half of the services and pay the remaining six months after initial set up and acceptance. Customer contracts for sales of software licensing (including subscription-based) and related support services remaining performance obligations include contract liabilities and unbilled amounts that will be recognized as revenue in future periods. The value of the transaction price allocated to remaining performance obligations under software licensing (including subscription-based) and related support services contracts as of March 31, 2026 and 2025 was approximately $68,000 and $23,000, respectively. The Group expects to recognize the remaining performance obligations as revenue in the next twelve months.

Contract assets and liabilities
The Group records a contract asset when revenue is recognized prior to invoicing. The Group’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the performance obligations are satisfied. The following table summarized the opening and closing balances in contract assets and liabilities:

	Contract assets	Contract liabilities*
Balance as of March 31, 2025	$1,200,000	$123,137
Net change to contract balance recognized since beginning of period due to recognition of revenue and amounts billed	91,837	44,432
Balance as of March 31, 2026	$1,291,837	$167,569
Classifying as:
Contract assets - related party	$400,000	$—
Contract assets	891,837	—
Contract liabilities recorded in accrued expenses and other current liabilities	—	167,569
	$1,291,837	$167,569

No expected credit loss was recognized for the years ended March 31, 2026, 2025, and 2024 for contract assets. The Group subsequently billed $1.2 million contract assets in July 2026.

(w)	Operating costs and expenses

Operating costs and expenses consist primarily of (i) commissions and brokerage fees, (ii) interest expenses, (iii) software licensing and related support outsourcing cost, and (iv) other general and administrative expenses.

Commission and brokerage expenses are charged by clearing organization and/or executing brokers for clearing and settlement services, are accrued on a trade-date basis and are expensed as incurred. Interest expenses primarily consist of interest expenses of borrowings from financial institutions paid to fund the Group’s margin financing business. Software licensing and related support outsourcing cost represent outsourced software licensing and related support services charged by a sub-contractor, The sub-contractor was a related party of the Group through the third quarter of 2025 and ceased to be a related party beginning in the fourth quarter of 2025. Other general and administrative expenses mainly consist of staff compensation and benefits, lease costs, professional service fees and other general operating expenses.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(x)	Research and development expenses

Research and development expenses include the purchased services for developing artificial intelligence software for business purpose and improving the business operation flow. All research and development costs are expensed as incurred.

(y)	Income from foreign currency spread

Income from foreign currency spread is the income WSI generates from the bid/ask price difference during the currency transactions at specific points in each transaction. Foreign currency balances are assets and liabilities in currencies other than the functional currency of each entity that comprises the Group. At every reporting date, the Group revalues its foreign currency balances to its functional currency at the spot exchange rate and records the associated foreign currency gains and losses in the consolidated statements of operations.

(z)	Leases - Lessee

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

(aa)	Income taxes

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

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(ab)	Segment Reporting

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

As of March 31, 2026 and 2025, and for the years ended March 31, 2026, 2025 and 2024, all long-lived assets and all of the revenues generated are attributed to the Group’s operations in Hong Kong.

(ac)	Share-based compensation

The Group accounts for share-based compensation awards in accordance with FASB ASC 718, “Compensation - Stock Compensation”. The Group also recognizes compensation cost in its consolidated financial statements in situations where the share-based awards are issued by the parent company of the Group for services provided by the employee to the Group. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share-based awards granted with only service conditions, using the graded vesting method, net of estimated forfeitures, over the vesting period. The cost of services received from employees in exchange for awards of equity instruments is recognized in the consolidated statements of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the vesting period. The Group records forfeitures as they occur.

(ad)	Related parties and transactions

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

(ae)	Earnings (loss) per share

The Group computes earnings per share in accordance with FASB ASC 260, “Earnings per Share”. Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average ordinary shares outstanding during the period. Diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares, ordinary share equivalents and potentially dilutive securities outstanding during each period. Ordinary share equivalents are not included in the calculation of diluted loss per share if their effect would be anti-dilutive. Diluted loss per share attributable to shareholders of ordinary shares is the same as basic net loss per share attributable to shareholders of ordinary shares for the years presented because the effects of potentially dilutive items were antidilutive given the Group’s net loss for the years ended March 31, 2026, 2025 and 2024. As of March 31, 2026 and 2025, there were no dilutive shares.

(af)	Comprehensive income (loss)

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

(ag)	Concentration and credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist of cash accounts held with financial institutions in Hong Kong. Cash segregated under regulatory requirements is deposited in reputable financial institutions as required by the Hong Kong Securities and Futures Ordinance. At times, these accounts may exceed the maximum coverage limit of approximatively $102,000 (HK$800,000), effective from October 1, 2024, under the Deposit Protection Scheme introduced by the Hong Kong Government.

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

We are exposed to concentration risks with specific counterparties.

(i)	Major customer

For the years ended March 31, 2026, 2025 and 2024, the customers who accounted for 10% or more of the Group’s total revenues are presented as follows:

	For the years ended March 31,
Customer	2026	2025	2024
Customer A	34.6%	—%	—%
Customer B, related party	20.0%	64.2%	39.5%

As of March 31, 2026 and 2025, the customers who accounted for 10% or more of the Group’s total balance of receivables, including balances from client, broker-dealers and clearing organizations and software licensing and related support service, at year-end dates are presented as follows:

	As of March 31,
Customer	2026	2025
Customer A	41.1%	—%
Customer B, related party	3.2%	61.0%

(ii)	Major supplier

There was one sole supplier for software licensing and related support outsourcing services, who accounted for 5.1%, 5.4%, and 11.3% of total operating costs and expenses for the years ended March 31, 2026, 2025 and 2024, respectively.

As of March 31, 2026 and 2025, supplier A, accounted for 10.0% and 5.4% of the total balance of accounts payable, respectively. Supplier A ceased to be a related party in the fourth quarter in 2025.

(ah)	Risks and uncertainties

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Group’s operations.

(ai)	Recent accounting pronouncements

We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Recently adopted accounting pronouncements

In December 2023, FASB issued ASU 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. The Group adopted this standard effective April 1, 2025 prospectively.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
Recently issued accounting pronouncements not yet adopted

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update provides amendments to clarify and modernize the accounting for costs incurred to develop or acquire internal-use software. The amendments address the capitalization of implementation costs by utilizing a principles-based approach and consolidates website development guidance under Subtopic 350-40. The amendments can be applied prospectively, modified prospectively, or retrospectively and are effective for annual and interim periods beginning after December 15, 2027. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In September 2025, the FASB issued ASU No. 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. This update introduces a scope exception to derivative accounting for certain contracts with underlying tied to operations or activities specific to one of the parties. Additionally, the update clarifies that share-based noncash consideration received from a customer should be accounted for under Topic 606 until the right to receive or retain the consideration becomes unconditional. The amendments can be applied prospectively or modified retrospectively and are effective for annual and interim periods beginning after December 15, 2026. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies the applicability, form and content, and interim disclosure requirements in ASC Topic 270 and enhances navigability of the interim reporting guidance. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and after December 15, 2028, for entities other than public business entities. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements,” which updates the FASB Accounting Standards Codification to clarify, correct errors, and improve the overall usability of GAAP. The improvements consist of narrow-scope amendments, technical corrections, clarification of existing guidance, and updates to clarify the appropriate scope and application of certain disclosure requirements. ASU 2025-12 is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the Group’s consolidated financial statements.

3.	FAIR VALUE MEASUREMENT

As of March 31, 2026 and 2025, the carrying values of cash and cash equivalents, cash segregated under regulatory requirements, restricted cash, receivables from clients, receivables from broker-dealers and clearing organization, receivables from software licensing and related support services, other receivables, prepaid expenses and other current assets, payables to clients, payables to broker dealers and clearing organization, payables of software licensing and related support services, accrued expenses and other current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these financial instruments.

The following table presents information about the Group’s financial assets that were measured at fair value on a recurring basis as of March 31, 2026 and 2025 and indicates the fair value hierarchy of the valuation techniques the Group utilized to determine such fair value.

Financial instruments owned, at fair value

	As of March 31,	Quoted prices in active markets	Significant other observable inputs	Significant other unobservable inputs
Description	2026	(Level 1)	(Level 2)	(Level 3)

Equity securities	$1,815,017	$1,815,017	$—	$—
Equity total return swap	759,640	—	759,640	—
Total	$2,574,657	$1,815,017	$759,640	$—

As of March 31, 2025, the Group did not have any financial assets measured at fair value on a recurring basis.

Financial instruments owned, at fair value represent marketable equity securities owned by the Group. These equity securities were listed and publicly traded on The Stock Exchange of Hong Kong, Shanghai Stock Exchange, and Shenzhen Stock Exchange in the PRC. These equity securities were measured initially at fair value and classified as Level 1. Any realized or unrealized gains or losses to fair value are included in the principal transaction and proprietary trade income in the consolidated statements of operations.

The equity total return swap derivative contract was classified as Level 2 due to the use of other observable inputs including the quoted price of the underlying publicly traded equity security, the remaining contractual term, and observable interest rates. The management of the Group valued the fair value of the equity total return swap using a Monte Carlo simulation model.

Equity investment over which the Company does not have the ability to exercise significant influence and that does not have a readily determinable fair value that qualifies for the net asset value (“NAV”) practical expedient. The Company has elected to apply the NAV practical expedient to estimate fair value, with changes in NAV recognized in the accompanying in the consolidated statements of operations. As of March 31, 2026 and 2025, there were no investment in equity securities, at NAV.

Pursuant to the recognition and measurement guidance for equity investment, equity investment carried under the measurement alternative are remeasured at fair value on a non-recurring basis to reflect observable transactions which occurred during the years. As of March 31, 2026 and 2025, the Group applied the measurement alternative to equity securities with aggregate fair value of approximately $2.75 million and $2.88 million, respectively which were included in “Investment, at cost” in the consolidated balance sheets.

4.	CONVERTIBLE PROMISSORY NOTE

On November 19, 2025, Waton AI Genius Holding Limited (“Waton AI”), a wholly owned subsidiary of the Company incorporated in the British Virgin Islands, entered into a Preferred Share Purchase Agreement (the “Agreement”) with PandaAI Quantum Holdings Limited (“PandaAI”), an exempted company incorporated in the Cayman Islands, pursuant to which Waton AI subscribed for a convertible promissory note with an aggregate principal amount of US$2.82 million. Pursuant to the Agreement, Waton AI has the right to terminate the Agreement if PandaAI fails to deliver the convertible promissory note within 3 months from the date of the Agreement. As of March 31, 2026, approximately $0.78 million of the outstanding principal remained outstanding and was recorded as convertible promissory note in the consolidated balance sheets.

On April 16, 2026, Waton AI converted the remaining outstanding principal balance of approximately $0.78 million into 7,500,000 preferred shares of PandaAI at a conversion price of approximately US$0.38 per share, in accordance with the terms of the Preferred Share Purchase Agreement and the related convertible promissory note.

5.	THE EQUITY TOTAL RETURN SWAP DERIVATIVE CONTRACT

In October 2025, the Group acquired certain equity securities of a public company listed on the Shanghai Stock Exchange in the PRC for consideration of approximately $2.0 million (equivalent to RMB14.0 million) (the “Underlying Assets”). These equity securities are accounted for at its fair value with changes in fair value recognized in principal transactions and proprietary trading income in the consolidated statements of operations.

In November 2025, the Group entered into a total return swap contract with an independent third party (“TRS Buyer”) in connection with the Underlying Assets. Pursuant to the total return swap contract, TRS Buyer is entitled to the economic gains or losses associated with the Underlying Assets, net of transaction costs and commissions, while the Group receives the fixed financing return of 10% per annum on the notional amount of approximately $1.0 million (equivalent to RMB7.0 million) made by TRS Buyer. The settlement amount is calculated and settled on a net basis upon the sale of the Underlying Assets as instructed by TRS Buyer. To secure its obligations under the total return swap arrangement, TRS Buyer pledged all assets held in its securities account with the Group as collateral. In addition, the total return swap contract also contains a margin call provision requiring TRS Buyer to provide additional collateral if the market price of the Underlying Assets declines below a specified level.

The Group uses derivative instruments primarily to manage exposures to equity price risks. Although WSI retains legal ownership of the Underlying Assets, the economic exposure associated with those equity securities is transferred to TRS Buyer through the total return swap arrangement, except for the financing interest rate differences between two parties.

For the year ended March 31, 2026, the Group recognized a loss in fair value of equity securities of $0.69 million and a gain in the fair value of derivatives of $0.76 million, which were recorded in principal transactions and proprietary trading income in the consolidated statements of operations.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

6.	INVESTMENTS IN EQUITY SECURITIES, AT NAV

In August 2025, the Company invested $1,000,000 in membership interests of a certain investment fund, which is a limited liability company incorporated in the State of Delaware representing approximately 1% of the outstanding membership interests of the investment fund. The Company determined it does not have significant influence in the investment fund and the investment does not have readily determinable fair value and is eligible to measure in accordance with NAV practical expedient. This investment was held by the Company and not related to the Group’s brokerage activities.

In January 2026, the investment fund was dissolved and the Company recognized a disposal loss from investment in equity securities, at NAV of $0.93 million in the consolidated statements of operations for the year ended March 31, 2026.

Investment in equity securities, at NAV — related party

WSI holds 100% of member interest in WIG SPC, an exempted segregated portfolio company. WIG SPC is the host legal entity of multiple segregated portfolios and does not have material assets, liabilities, or equity other than those solely attributable to the individual segregated portfolios. The assets and liabilities of each segregated portfolio (“SP”) are legally and economically segregated from those of the other SPs and WIG SPC. Because the activities that most significantly affect the economic performance of each SP, together with the related risks and rewards, are isolated at the individual SP level, the equity interests in the SPs do not constitute equity investment at risk of WIG SPC as a whole for purposes of the variable interest entity guidance in ASC 810, Consolidation. The Group evaluated each SP separately under ASC 810 and concluded that it is not the primary beneficiary of any of the segregated portfolios. Accordingly, the Group does not consolidate any of the SPs in its consolidated financial statements.

In April 2025, WSI launched Z Navigation Option Hedge Fund S.P. (“SP4” or “Z Navigation”), a segregated portfolio within WIG SPC. In July 2025, WSI subscribed for $1,000,000 Class VI Shares of Z Navigation at the subscription price of $15 per share. Z Navigation is a segregated portfolio fund under WIG SPC and invests in a private equity fund and certain listed equity securities. The Group’s maximum exposure to loss is limited to its subscription amount of $1 million, representing its junior tranche capital amongst $2 million total junior tranche capital paid up by junior tranche members. WSI co-manages the fund with another senior tranche investor pursuant to a supplemental fund management agreement during the year ended March 31, 2026. WSI has no obligation to provide additional financial support, including liquidity facilities, guarantees, or asset purchase commitments. The senior tranche stop-loss protection is borne solely by senior investors.

In February 2026, WSI submitted a redemption request form to the administrator of Z Navigation to redeem all the shareholdings. As of March 31, 2026, the redemption was approved and the Group recorded the redemption receivable of approximately $1.16 million in “Other receivables” in the consolidated balance sheets. The redemption proceeds were subsequently received in full in July 2026.

For the year ended March 31, 2026, the Group recognized and recorded gain from investment securities of $0.16 million in principal transactions and proprietary trading in the consolidated statements of operations.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of March 31,
	2026	2025
Office equipment	$294,912	$249,002
Furniture and fixtures	26,859	22,536
Motor vehicles	242,697	—
Leasehold improvement	348,454	322,136
Property and equipment, gross	912,922	593,674
Less: accumulated depreciation	(618,826)	(470,377)
Total property and equipment, net	$294,096	$123,297

Depreciation expense was $153,128, $102,665 and $67,070 for the years ended March 31, 2026, 2025 and 2024, respectively.

8.	EQUITY METHOD INVESTMENT, NET

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

During October 2024, WSI and the sole director of LeFeng (the “Purchaser”) entered into a shares transfer agreement, pursuant to which WSI agreed to sell and the Purchaser agreed to purchase the 55% equity interest in LeFeng with carrying amount of $0.19 million for a consideration of approximately $0.90 million (equivalent to HK$7,000,000) (the “Divestment”). The Divestment was completed during the year ended March 31, 2026.

For the years ended March 31, 2026, 2025 and 2024, the loss on share of equity method investment was $0.03 million, $0.58 million, and nil, respectively.

For the year ended March 31, 2026, the Group provided an allowance on expected credit loss of $0.15 million on the receivable of the Divestment in the consolidated statements of operations.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

9.	LEASES

The Group has operating leases for its offices with terms ranging from two to three years. In April and September 2023, the Group entered into two new lease agreements, one for its corporate headquarters at Harbor City, Hong Kong, and the other for employee residence. The Group also has a finance lease for a printer, which is deemed not material for accounting purposes.
The components of lease costs are as follows:

	For the years ended March 31,
	2026	2025	2024
Operating lease costs	$564,547	$532,552	$435,824

The following table presents supplemental information related to the Group’s leases:

	For the years ended March 31,
	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$582,067	$583,251	$382,675
Lease term and discount rate
Weighted average remaining lease term (years)
Operating leases	1.82	0.84	1.82
Weighted average discount rate
Operating leases	5.05%	5.13%	5.13%

As of March 31, 2026, the future maturity of lease liabilities is as follows:

Years ended March 31,	Operating lease
2027	$575,784
2028	469,023
Total lease payments	1,044,807
Less: interest	(49,114)
Present value of lease liabilities	995,693
Less: Operating lease liabilities, current	(537,890)
Operating lease liabilities, non-current	$457,803

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

10.	SHAREHOLDERS’ EQUITY

Ordinary Shares and recapitalization

The Company was incorporated on June 25, 2010 and is authorized to issue an unlimited number of ordinary shares. The total number of issued and outstanding ordinary shares of the Company as of April 1, 2022, was 2,830,000 with a par value of $1 or 16,980,000 ordinary shares with no par value post a six-for-one stock split and the change in par value. On December 14, 2022, the Company issued an additional 10,000,000 ordinary shares at $1 per share or 60,000,000 ordinary shares with no par value post a six-for-one stock split and the change in par value, to Waton Corporation for $10,000,000. As of March 31, 2023, the issued and outstanding ordinary shares of the Company were 12,830,000 with a par value of $1 or 76,980,000 ordinary shares with no par value post a six-for-one stock split and the change in par value. During the years ended March 31, 2026, 2025 and 2024, the Company executed the following transactions:

-
On September 3, 2023, the Company repurchased 4,000,000 ordinary shares or 24,000,000 ordinary shares post a six-for-one stock split for $4,000,000 from Waton Corporation and retired all repurchased shares.

-
On September 28, 2023, the Company repurchased and retired 8,300,000 ordinary shares or 49,800,000 ordinary shares post a six-for-one stock split from Waton Corporation and issued 8,830 new ordinary shares with a par value of $1, or 52,980 ordinary shares post a six-for-one stock split with no par value to Waton Corporation. On the same day, the Company executed a one thousand-for-one stock split of its ordinary shares, pursuant to which the total number of outstanding shares increased from 8,830 to 8,830,000,and the par value of ordinary shares decreased from $1 to $0.001 or increased from 8,830,000 shares to 52,980,000 ordinary shares with the par value change from $0.001 to no par value post a six-for-one stock split and the change in par value (referred to as “recapitalization”).

-
On March 22, 2024, the Company repurchased 2,000,000 ordinary shares or 12,000,000 ordinary shares post a six-for-one stock split for $2,000,000 from Waton Corporation and retired all repurchased shares.

-
On November 8, 2024, the Company entered into a share subscription agreement with Dynamic Creations Limited (“Dynamic Creations”), to purchase a total of 219,503 ordinary shares or 1,317,018 shares after a six-for-one stock split at the issuance price of $23.43 or $3.91 per share after a six-for-one stock split for an aggregate cash consideration of $5.15 million (equivalent to HK$40.00 million). The share issuance was consummated on November 19, 2024.

-
On November 18, 2024, according to the 2024 Global Equity Incentive Plan, the Company granted 814,005 restricted shares, or 4,884,030 shares after a six-for-one stock split, in total to certain of the directors, employees and a consultant of the Company, of which 151,534 ordinary shares, or 909,204 shares after a six-for-one stock split, were immediately vested, exercised and issued.

-
On December 31, 2024, the directors and shareholders of the Company passed resolutions to, among other things, redeem and cancel all of its issued ordinary shares with par value $0.001, in exchange for the same number of ordinary shares with no par value issued to its shareholders. Immediately after the new ordinary shares have been issued, the Company subdivided all the issued ordinary shares in the capital of the Company by 6 shares (“a 6-for-one stock split”), and the relevant share subdivision registry was completed on January 7, 2025.

-	On April 2, 2025, the Company closed its initial public offering.

As of March 31, 2026 and 2025, the issued and outstanding ordinary shares of the Company were 48,237,472 and 43,206,222 shares with no par value, respectively.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
2024 Global Equity Incentive Plan

In November 2024, the Company adopted the 2024 Global Equity Incentive Plan (the “2024 Plan”), which provides for the grant of share options, share appreciation rights, restricted share units, restricted shares or other share-based awards with a life of ten years from the date of its adoption on November 18, 2024. The initial maximum number of ordinary shares may be granted and issuable pursuant to the 2024 Plan is 10,245,000 ordinary shares.

According to the 2024 Plan, the Company has granted 814,005 restricted shares, or 4,884,030 shares after a six-for-one stock split, in total to certain of the directors, employees and a consultant of the Company, of which 151,534 ordinary shares, or 909,204 shares after a six-for-one stock split, were immediately vested, exercised and issued on November 18, 2024.

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

During the years ended March 31, 2026, 2025, and 2024, the Company recorded $7.1 million, $8.8 million, and nil share-based compensation expenses, respectively, which is included in the operating costs and expenses in the consolidated statements of operations and comprehensive loss. WSI did not recognize any income tax benefits from stock-based compensation arrangements during the years ended March 31, 2026, 2025, and 2024 as it is not deductible for income tax purpose in WSI.

As of March 31, 2026, total unrecognized compensation remaining to be recognized in future period for the 2024 Plan totaled $0.52 million and they are expected to be recognized over the weighted average period of 0.38 years.

A summary of the activities of the 2024 Plan as of March 31, 2026 is as follows:

	As of March 31, 2026
	Number of restricted shares	Weighted average grant date fair value	Weighted average remaining life (in years)	Aggregate intrinsic value
Outstanding, beginning of year	3,974,826	$3.23	0.88	$9,894,439
Granted	—	$—
Vested	(3,171,630)	$3.22
Outstanding, end of year	803,196	$3.24	0.38	$2,003,687
Exercisable or convertible, end of year	—	$—

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

11.	DISAGGREGATED REVENUE

In addition to the information shown in the above disclosures, the revenue from contracts with customers within FASB ASC 606 and other sources of revenue is disaggregated as follow:

	For the years ended March 31,
	2026			2025			2024
	Point in time	Over time	Total	Point in time	Over time	Total	Point in time	Over time	Total
Revenue from contracts with customers
Brokerage and commission income
Brokerage and commission and handling charge income*	$5,692,160	$—	$5,692,160	$507,728	$—	$507,728	$644,861	$—	$644,861
Brokerage and commission income and handling charges – related party*	1,390,497	—	1,390,497	2,539,260	—	2,539,260	1,757,731	—	1,757,731
Bond distribution commission income	65,603	—	65,603	1,316,684	—	1,316,684	5,827,674	—	5,827,674
Margin financing services
Interest income	—	1,638,632	1,638,632	—	135,938	135,938	—	150,819	150,819
Interest income – related party	—	452,808	452,808	—	1,040,634	1,040,634	—	1,016,179	1,016,179
Software licensing (including subscription based) and related support services
Software license	—	—	—	500,000	—	500,000	—	—	—
SaaS service	—	122,960	122,960	—	92,391	92,391	—	—	—
M&S	—	800,000	800,000	—	9,826	9,826	—	176,303	176,303
M&S – related party	—	400,000	400,000	—	1,200,000	1,200,000	—	1,197,551	1,197,551
Other sources of revenue
Principal transactions and proprietary trading	520,264	—	520,264	105,483	—	105,483	(715,309)	—	(715,309)
Total revenues	$7,668,524	$3,414,400	$11,082,924	$4,969,155	$2,478,789	$7,447,944	$7,514,957	$2,540,852	$10,055,809

*	Total handling charge income, including amounts from a related party, was $3,922,000, $281,000 and $221,000 for the years ended March 31, 2026, 2025 and 2024, respectively.

12.	INCOME TAXES

(Loss) income before tax expenses consisted of:

	For the years ended March 31,
	2026	2025	2024
BVI	$(3,954,937)	$(2,427,822)	$462,157
Hong Kong	(10,570,116)	(9,211,648)	2,474,331
Other jurisdictions	(627,285)	(174,607)	—
(Loss) Income before income tax expenses	$(15,152,338)	$(11,814,077)	$2,936,488

The income tax provision consisted of the following components:

	For the years ended March 31,
	2026	2025	2024
Current income tax expense	$—	$—	$—
Deferred income tax expense	—	(153,428)	(439,934)
Total income tax expense	$—	$(153,428)	$(439,934)

The Company’s subsidiaries mainly operate in Hong Kong and British Virgin Islands that are subject to taxes in the jurisdictions in which they operate, as follows:

The United States

The Company’s subsidiary is subject to the Federal and state laws of United States of America. The U.S. Tax Cuts and Jobs Act (the “Tax Reform Act”) was signed into law. The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits in its income tax provision. The Company has not accrued or paid or penalties which were not material to its results of operations for the period. Deferred tax asset is not provided for as the tax losses may not be carried forward as the Company has not generated operating income yet.

British Virgin Islands (“BVI”)

The Company incorporated in the BVI and is not subject to tax on income or capital gain. In addition, payments of dividend by the Company to its shareholders are not subject to withholding tax in the BVI.

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

Effective January 1, 2025, Hong Kong enacted the Inland Revenue (Amendment) (Minimum Tax for Multinational Enterprise Groups) Ordinance 2025 to implement Pillar Two of the Organization for Economic Cooperation and Development (“OECD”) Base Erosion and Profit Shifting (“BEPS”) 2.0. The legislation introduces a global minimum effective tax rate of 15% for multinational enterprise (“MNE”) groups with consolidated annual revenue of at least €750 million in at least two of the four fiscal years immediately preceding the tested fiscal year. The legislation includes the Income Inclusion Rule (“IIR”) and the Hong Kong Minimum Top-up Tax (“HKMTT”).

The Company evaluated the potential impact of the Hong Kong Pillar Two legislation. Although the Company operates through subsidiaries in multiple jurisdictions, mainly in Hong Kong, and therefore constitutes a multinational group, management concluded that the Group is not currently within the scope of the Pillar Two rules because the Group’s consolidated annual revenue does not meet the €750 million threshold required for application of the legislation. Accordingly, no current tax, deferred tax, or top-up tax liability related to Pillar Two has been recognized in the consolidated financial statements.

For the years ended March 31, 2026, 2025 and 2024, the Company’s principal operations were conducted in Hong Kong. The reconciliation of the Hong Kong income tax rate of 16.5% to the effective income tax rate based on loss before income tax expense for the year ended March 31, 2026, in accordance with the updated disclosure requirement of ASU 2023-09, is as follows:

	For the year ended March 31, 2026
Hong Kong statutory income tax rate	$(2,500,135)	16.5%
Foreign Tax Effects
British Virgin Islands (BVI)
Statutory tax rate difference between BVI and Hong Kong	652,564	(4.3)%
Other foreign jurisdictions	103,502	(0.7)%
Change in valuation allowance	1,643,748	(10.9)%
Nontaxable or nondeductible items
Depreciation	95,451	(0.6)%
Others	4,870	(0.0)%
Changes in unrecognized tax benefits	—	—%
Other adjustments	-	—%
Effective tax rate	$—	0.0%

As previously disclosed for the years ended March 31, 2025 and 2024, prior to the adoption of ASU 2023-09, the reconciliation of the Hong Kong income tax rate of 16.5% to the effective income tax rate based on loss before income tax expense is as follows

	For the years ended March 31,
	2025	2024
Hong Kong statutory income tax rate	$(1,949,323)	$484,521
Tax effect of different tax rates in other jurisdictions	429,401	(76,256)
Tax effect on non-taxable income	(289)	(404)
Tax effect on under provision in respect of prior year, net	76,902	—
Tax effect on non-deductible expenses	114,159	32,073
Tax effect on change in valuation allowance	1,482,578	—
Total income tax expense	$153,428	$439,934

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
As of March  31, 2026 and 2025, the significant components of the deferred tax assets were summarized below:

	As of March 31,
	2026	2025
Net operating loss carried forward	$2,023,656	$614,768
Share-based compensation	899,010	848,574
Allowance for credit losses	327,299	—
Others	(779)	19,236
Subtotal	3,249,186	1,482,578
Less: valuation allowance	(3,249,186)	(1,482,578)
Total deferred tax assets	$—	$—

The movement of valuation allowance is as follows:

	For the years ended March 31,
	2026	2025	2024
Balance as of beginning of the year	$1,482,578	$—	$—
Additions	1,766,608	1,482,578	—
Balance as of end of the year	$3,249,186	$1,482,578	$—

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

As of March 31, 2026 and 2025, the Group had accumulated net operating loss carryforwards of $12.26 million and $3.73 million, respectively. For entities incorporated in Hong Kong and United States, net loss can be carried forward indefinitely. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. However, ASC 740-10-30-21 indicates that, notwithstanding projections of future taxable income an entity may have, forming a conclusion that a valuation allowance is not needed is difficult when there are cumulative losses in recent years. As a result, as of March 31, 2026, the Company accrued full valuation allowance against the deferred tax assets based on the evidence.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The Group continues to assess the uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances. As of March 31, 2026 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

13.	SEGMENT INFORMATION

The Company operates and manages its business as one reportable and operating segment concentrating on the provisions of securities brokerage services and financial technology services. The measure of segment assets is reported on the balance sheet as total consolidated assets. The Company derives revenue primarily in Hong Kong and manages its business activities on a consolidated basis.

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

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the years ended March 31,
	2026	2025	2024
Brokerage and commission income	$7,148,260	$4,363,672	$8,230,266
Principal transactions and proprietary trading	520,264	105,483	(715,309)
Interest income	2,091,440	1,176,572	1,166,998
Software licensing (including subscription based) and related support services income	1,322,960	1,802,217	1,373,854
Total revenues	11,082,924	7,447,944	10,055,809
Commissions and brokerage fees	(3,052,843)	(246,259)	(401,843)
Software licensing (including subscription based) and related support outsourcing cost	(881,031)	(975,865)	(802,745)
Interest expenses	(922,556)	(289,943)	(158,441)
Share-based compensation	(7,060,640)	(8,788,109)	—
Research and development expenses	(726,299)	(427,672)	—
Allowance for expected credit losses	(1,256,873)	—	—
Other operating costs and expenses	(11,709,474)	(7,371,451)	(5,749,586)
Operating (loss) income	(14,526,792)	(10,651,355)	2,943,194
Other income (loss), net	(625,546)	(1,162,722)	(6,706)
(Loss) income before income tax expense	(15,152,338)	(11,814,077)	2,936,488
Income tax expense	—	(153,428)	(439,934)
Net (loss) income	$(15,152,338)	$(11,967,505)	$2,496,554

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

14.	RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group.

Names of related parties	Relationship
Zhou Kai	Principal shareholder, chief technology officer, chairman of the board
Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”)	A company previously controlled by Zhou Kai, which ceased to be a related party in the fourth quarter in 2025.
Wealth Guardian Investment Limited (“WGI”)
The Group is able to exercise significant influence over WGI because two individuals, who are the senior management of WGI, are the shareholders of the Company holding more than or approximately 10% aggregate equity interests.

Effective October 2025, WGI has dissolved investment accounts in WSI, therefore, WGI is no longer a customer of WSI after October 2025.

Waton Trust Limited	An entity where Zhou Kai previously acted as a director. In the third quarter of 2025, Zhou Kai resigned from the directorship and remained as a 20% shareholder.
WIG SPC
An entity incorporated in the Cayman Islands, with 100% of its issued management shares owned by WSI, established for the purpose of holding investment segregated portfolios (each, an “SP” and collectively, the “SPs”). The SPs are each formed for the purpose of investing in securities. Effective December 2024, WSI serves as the  investment manager of the WIG SPC series SPs.

Transaction with WIG SPC

In July 2025, WSI applied to subscribe for and purchase Class VI shares (junior class) in WIG SPC attributable to Z Navigation Option Hedge Fund S.P. in the amount of $1.0 million. WSI was re-appointed as a co-investment manager for Z Navigation Option. In February 2026, Z Navigation Option entered into the liquidation process and WSI submitted a redemption request to redeem all the shareholdings. As of March 31, 2026, the redemption request was approved, and the redemption proceeds were recorded as other receivables in the consolidated balance sheets. The redemption proceeds were received in full, and the liquidation process was completed in July 2026.

Transactions with WGI

The Group conducts material transactions with WGI through WSI and/or WTI, which entities are services providers for WGI. These transactions are as follows:

	As of March 31,
	2026	2025
Receivables – clients – unsettled trade	$—	$1,549,709
Receivables – clients – margin loan (net)(i)(ii)	—	3,276,678
Receivables – software licensing (including subscription based) and related support services	600,000	600,000
Receivables – Total(iii)	$600,000	$5,426,387
Contract assets – related party	400,000	1,200,000

Payables – brokerage services	—	1,417,153
Payables – Broker-dealer	—	75,136
Payables – Total	$—	$1,492,289

(i)	WSI extended a credit line of nil, $6.2 million and $4.3 million to WGI for margin transactions during the years ended March 31, 2026, 2025 and 2024, respectively.
(ii)	As of March 31, 2026 and 2025, the amounts consisted of margin loan receivables of nil and $3.3 million, respectively.
(iii)
As of March 31, 2026 and 2025, receivables from WGI, including margin loan receivables, have been either fully collateralized by the client-owned securities held in the customer’s account or fully collected.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
	For the years ended March 31,
	2026	2025	2024
Revenues – brokerage commission and handling charge income	$1,388,841	$2,539,260	$1,757,731
Revenues – interest income	415,596	1,040,634	1,016,179
Revenues – software licensing (including subscription based) and related support services	400,000	1,200,000	1,197,551
Total	$2,204,437	$4,779,894	$3,971,461

For the years ended March 31, 2026, 2025, and 2024, the Group recognized a software licensing and related support services revenue of $400,000, $1,200,000, and nil, respectively before invoicing to WGI. The amount was recorded under contract assets – related party in the consolidated balance sheets.

Effective October 2025, WGI has dissolved investment accounts in the Group, therefore, WGI is no longer a customer of the Group after October 2025. As of March 31, 2026, the receivables from software licensing (including subscription based licenses) and related support services were no longer collateralized by the client-owned securities. For the year ended March 31, 2026, the Group provided allowance for credit losses of $1.10 million on the receivables from software licensing (including subscription based licenses) and related support services in the consolidated statements of operations.

Transactions with Zhou Kai

The Group conducts transactions with Zhou Kai through WSI. These transactions and related balance are as follows:

	As of March 31,
	2026	2025
Payables – brokerage services(i)	$34,028	$—

	For the years ended March 31,
	2026	2025	2024
Revenues – brokerage commission and handling charge income	$1,656	$—	$—
Revenues – interest income	37,212	—	—
Total	$38,868	$—	$—

(i)	The Company enters into a netting arrangement with Zhou Kai. Financial assets and liabilities are presented on a net basis in the consolidated balance sheets when the offsetting criteria under ASC 210 are met. As of March 31, 2026, Receivables from Clients – related party of approximately $0.77 million and Payables to Clients – related party of approximately $0.80 million were offset, and the resulting net liability was recorded in Payables to Client - related party.

Amounts due to shareholder

The balance represents borrowings from Zhou Kai for the Group’s daily operational purposes. The borrowings are interest-free, unsecured and due on demand. During the years ended March 31, 2026, 2025, and 2024, the Group borrowed from Zhou Kai of $0.04 million, $0.03 million, and $1.8 million, respectively. During the years ended March 31, 2026, 2025, and 2024, the Group repaid borrowings from Zhou Kai of nil, $1.8 million, and nil, respectively. During the year ended March 31, 2024, the Group disposed certain portion of its other investment to Zhou Kai at a consideration of approximately $2.0 million and the amount was settled with payable with Zhou Kai.

Software licensing and related support services payable to Shenzhen Jinhui

The balance represents unpaid service fees to Shenzhen Jinhui, a service provider and sub-contractor of the Group’s project management services. Based on the services agreement, Shenzhen Jinhui charges the Group certain percents of markup above its costs relating to service provided to the Group. During the years ended March 31, 2026, 2025, and 2024, the Group purchased outsourcing and related support services of approximately $1.3 million, $1.0 million, and $0.7 million, respectively, from Shenzhen Jinhui which were recorded as software licensing and related support outsourcing costs. As of March 31, 2026 and 2025, the payables of software licensing and related support services due to Shenzhen Jinhui were approximately $3.0 million and $1.8 million, respectively. Based on the services agreement, Shenzhen Jinhui charges the Group certain percents of markup above its costs relating to service provided to the Group. Shenzhen Jinhui ceased to be a related party of the Group since the fourth quarter of 2025 and its payable balance was approximately $2.96 million as of March 31, 2026.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

15.	COLLATERALIZED TRANSACTIONS

WSI engages in margin financing transactions with its clients. Margin loans generated from margin lending activity for securities traded in the secondary market are collateralized by client-owned securities. WSI monitors the required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. Pursuant to the authorization obtained from margin clients, the Group further repledges the collaterals to financial institutions to obtain the funding for the margin or other businesses.

The following table summarizes the amounts of margin loans and clients’ collaterals received and repledged by the Group as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
Margin loan extended to margin clients*	$13,070,052	$4,364,851
Total value of securities held by margin clients	$131,211,456	$133,458,270
Margin loan received from financial institutions**	$11,413,714	$7,234,684
Total value of securities repledged to financial institutions	$17,798,647	$10,179,699

*	The amount includes margin loan receivables from WGI totaling nil and $3.5 million, net of client payables to WGI amounting to nil and $0.2 million as of March 31, 2026 and 2025, respectively.
**	Recorded in Payable to Brokers and Clearing Organizations

16.	REGULATORY CAPITAL REQUIREMENTS

The Group’s broker-dealer subsidiary, WSI, which is located in Hong Kong, is subject to capital requirements determined by its respective regulator, the Securities and Futures (Financial Resources) Rules and the Securities and Future Ordinance. Regulatory capital requirements could restrict the operating subsidiary from expanding its business and declaring dividends if its required capital does not meet regulatory requirements. As of March 31, 2026 and 2025, WSI is required to maintain minimum liquid capital of $385,609 (HK$3.0 million) and was in compliance with its regulatory capital requirements.

17.	COMMITMENTS AND CONTINGENCIES

Commitments

On May 7, 2024, WSI obtained a bank overdrafts limit of approximately $5.1 million (equivalent to HK$40.0 million) from a financial institution in Hong Kong. When WSI utilizes the bank overdraft, interest will be charged at the bank’s best lending rate plus 2.5% per annum. As of March 31, 2026 and 2025, the Group utilized $1.5 million and nil bank overdraft limit, respectively.

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

The financial services industry is highly regulated. WSI is a licensed corporation regulated and subject to periodic regulatory review by the Hong Kong Securities and Futures Commission (“HKSFC”). WSI monitors regulatory inquiries and other regulatory matters on an ongoing basis and assesses whether any potential fines, penalties, or other liabilities are probable, estimable, and material for purposes of updating its contingency reserves and disclosures. As of the date of this annual report, the Group has not recorded any loss contingencies arising from regulatory examinations, inspections, inquiries, or other regulatory matters.

For the years ended March 31, 2026, 2025, and 2024, except for the matters mentioned above, the Group is not aware of any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Group’s consolidated financial position, results of operations, and cash flows.

18.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through July 30, 2026, the date of issuance of the consolidated financial statements.

On April 19, 2026, the Company entered into a Finder’s Services Agreement (the “Finder’s Agreement”) with OCASIA Group Holdings Ltd. (the “Finder”), a company incorporated under the laws of the Republic of the Marshall Islands, and Love & Health Limited (“SPAC”). Pursuant to the Finder’s Agreement, the Finder agreed to assist the SPAC in identifying and facilitating introductions to one or more potential operating businesses suitable for a business combination. If the SPAC consummates a business combination with a target introduced by the Finder, the Company will pay the Finder a success fee equal to 1% of the pre-money valuation of the target at closing if such valuation exceeds $400 million, or an appropriate rate negotiated in good faith if the valuation is below $400 million. In addition, within 30 days of execution of the Finder’s Agreement, the Company agreed to pay the Finder an upfront cash payment of $1,200,000, to be credited against any success fee ultimately payable. The remaining balance of any success fee is payable at closing of the business combination, at the Finder’s election, in restricted stock units issued under the Company’s 2024 global equity incentive plan, cash, or another form mutually agreed upon in writing.

On May 4, 2026, WTF Asia Holding Limited (“WTF Asia”), a wholly owned subsidiary of the Company, is incorporated in the BVI with limited liability and the principal business is investment holding.

On May 18, 2026, WTF Asia acquired 42.4% equity interest of CTFEX Holding Pte. Limited (“CTFEX”), a limited liability company incorporated in Singapore, for a consideration of SGD500,000. CTFEX is a Singapore-based technology and structuring platform focused on the digital representation of fund interests, data architecture research, and compliance-oriented transfer frameworks.

Except for the matters mentioned above and those disclosed elsewhere in the consolidated financial statements, no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.